Barrick Now
Annual Review 2006

Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.
The Company’s quality assets and its unrivalled project pipeline, combined with the strength of its balance sheet and the talents of its people, position Barrick to deliver significant value to its shareholders.
TABLE OF CONTENTS

1	Financial Highlights
2	Letter to Shareholders
6	Barrick Now
Barrick Today
Barrick in 2006
Barrick in 2007
10	Barrick Projects
12	Responsible Mining
14	Financial Strategy
16	Regional Business Units
North America
South America
Australia-Pacific
Africa
24	Corporate Directory
The 2006 Annual Report consists of the 2006 Annual Review and the 2006 Financial Report.

Financial Highlights

(in millions of US dollars, except per share data)
(US GAAP basis)	2006	2005	2004

Sales	$5,636	$2,350	$1,932
Net income for the year	1,506	401	248
Operating cash flow	2,122	726	509
Cash and equivalents	3,043	1,037	1,398
Shareholders’ equity	14,199	3,850	3,574
Net income per share (diluted)	1.77	0.75	0.46
Operating cash flow per share	2.48	1.35	0.95
Dividends per share	0.22	0.22	0.22

Operating Highlights
Gold production (thousands of ounces)	8,643	5,460	4,958
Average realized gold price per ounce	$541	$439	$391
Total cash costs per ounce[1]	$282	$227	$214
Total production costs per ounce	$359	$303	$300

Copper production (millions of pounds)	367	–	–
Average realized copper price per pound	$3.06	$–	$–
Total cash costs per pound[1]	$0.79	$–	$–
Total production costs per pound	$1.22	$–	$–

Reserves: proven and probable (thousands of ounces)[2]	123,066	88,591	89,056

1.	See page 34 of Barrick’s 2006 Financial Report for a discussion of our total cash cost performance measures.

2.	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, 1.88 million ounces of the Cortez reserve, Buzwagi and Pueblo Viejo are classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128 –136 of Barrick’s 2006 Financial Report.
Higher Prices... Expanded Margins

Barrick Annual Review 2006	Financial Highlights ▪ 1

Letter to Shareholders
Peter Munk, Chairman (left)
Gregory C. Wilkins,
President and Chief Executive Officer
Dear Shareholders,
2006 was a dynamic year for the gold mining industry, and a banner year for Barrick. We saw a wave of industry consolidation and historically high gold prices, coupled with robust demand and flat supply. This comes at a time when global interest in gold as an alternate investment is on the rise.
     The yellow metal has been trading higher in United States dollar terms, but also against other major global currencies, an encouraging indicator for gold. However, while higher gold prices have attracted capital to the sector, few new discoveries have been found. Over the next three years, new gold projects around the world are unlikely to replace production declines across the industry. This growing discrepancy between gold supply and demand should have a profound impact on our industry and we believe Barrick is strategically positioned to leverage the opportunities that lie ahead.
     For the industry as a whole, new projects are characterized by higher capital and operating costs, significantly longer timelines for development, more rigorous regulatory and public scrutiny, and in most cases, by lower grades.
     We have worked steadily to prepare Barrick for this new environment. We have the strength, breadth and scale, coupled with the financial resources, to maintain a comprehensive exploration program, optimize our portfolio of operating mines and advance our pipeline of quality projects. It is this project pipeline, unrivalled in the gold mining industry, which also sets Barrick apart from its competitors.
     In 2006 we laid much of the ground work for our future. The acquisition of Placer Dome and a strong performance from Barrick’s four newest gold mines led to record levels of gold production, which combined with strong gold and copper prices to produce the best financial results in Barrick’s history. The Company also effectively completed the integration of Placer Dome to establish itself as the pre-eminent gold producer.

2 ▪ Letter to Shareholders	Barrick Annual Review 2006

Record results for Barrick in 2006:
▪	Gold production for the year was 8.6 million ounces, at total cash costs per ounce of $282, meeting our original guidance;

▪	Copper production was 367 million pounds, exceeding our original production guidance, at total cash costs of $0.79 per pound;

▪	Earnings per share increased 136 per cent to $1.77; and

▪	Cash flow per share from operations rose 84 per cent to $2.48.
     The average spot gold price in 2006 increased 36 per cent, but Barrick earnings and operating cash flow per share increased by multiples of that percentage. This demonstrates the excellent leverage our earnings and cash flow have to movements in gold price. Our results also benefited from newly acquired copper production, and higher copper prices, which rose 83 per cent over 2005.
     These strong financial results were achieved in spite of the fact that we incurred significant costs in voluntarily reducing our forward sales contracts. During the year the legacy Placer Dome hedge book was eliminated, and by February 2007, we had also completely eliminated Barrick’s fixed price corporate gold sales contracts. As a result of these deliveries, the Company expects to incur an after-tax cost of $564 million in the first quarter of 2007, and $65 million in the second quarter. From second quarter 2007 onwards, all gold production from our operating mines will be sold into the spot market. The remaining project gold sales contracts serve as price support to optimize financing for our major projects, including Pascua-Lama and Pueblo Viejo.
     We repositioned our portfolio of operating mines by selling certain Placer Dome assets for $3.1 billion. We were able to obtain significant value for the assets by selling them to companies better positioned to maximize synergies with their own operations. The capital will be redeployed into building our new projects, which offer greater upside potential and lower cash costs for our shareholders.
     2006 was the first full year of operations for three of the Company’s newest mines: Lagunas Norte, Veladero, and Tulawaka. All three turned in solid performances, meeting their targets for the year. The Cowal mine, the fourth in this suite of new mines, was commissioned in April 2006.

Barrick Annual Review 2006	Letter to Shareholders ▪ 3

“The challenges are complex, but the opportunities are very great. We have the people, assets and discipline to achieve our targets and generate strong financial results.”
     We advanced each of the Company’s four significant projects: Cortez Hills in Nevada, Pascua-Lama on the border of Chile and Argentina, Pueblo Viejo in the Dominican Republic, and Donlin Creek in Alaska. At Cortez Hills, our most advanced project, we are currently working to secure permits for the development of the proposed mine. Pascua-Lama received the necessary approvals of the Environmental Impact Assessment from both the Chilean and Argentinean governments. The Pueblo Viejo project benefited from exploration drilling that increased reserves by 35 per cent to 18.1 million ounces of gold (100 per cent basis). At Donlin Creek, we are on track to complete a feasibility study and satisfy the terms of the joint-venture agreement to increase our interest to 70 per cent.
     Barrick acquired a 37.5 per cent interest in the Reko Diq property in Pakistan, through the joint acquisition of Tethyan Copper Company in partnership with Antofagasta plc. This provides the Company with an interest in a very large copper-gold district which has the potential to become a major source of production in the future.
     During the year we took advantage of favorable financing conditions in the debt market to issue innovative copper-linked notes. These notes raised $1 billion while locking in an attractive average price (over $3 per pound) for roughly one-third of our copper production for the next three years. Proceeds from the notes will be used to build our pipeline of gold projects – Barrick’s core business.
     There are also a number of intangibles that contributed to our successes in 2006. We know successful companies thrive over time largely because they have attracted, retained and motivated the best talent in their industry. We believe that Barrick has a management team and a workforce second to none in the industry. Our employees are motivated and dedicated to making our strategic vision a reality. It is their drive and perseverance that have made the Company what it is today.
     We also recognize that good corporate citizenship is also good business. In fact, it is essential to achieve long-term business sustainability. Barrick has always been a pioneer and a leader in corporate social responsibility. The Company’s philosophy of responsible mining represents a commitment to share the benefits of mining with the communities where we live and work.
Barrick in 2007:
Strength now, and into the future
In 2007 we anticipate gold production will be slightly lower and operating costs higher than last year. Production is expected to be 8.1 to 8.4 million ounces at total cash costs of $335 to $350 per ounce.

4 ▪ Letter to Shareholders	Barrick Annual Review 2006

     A substantial portion of the cash cost increase is attributable to mining at below reserve grade in 2007 as planned.
     Inflationary pressures felt across the mining industry have also had an impact on industry-wide cash costs; however, the Company’s cost containment programs have helped to mitigate the impact on Barrick. As cost pressures begin to stabilize in 2007, we do not expect to see similar increases in 2008.
     The Company has already poured gold at the new Ruby Hill mine in Nevada and throughout 2007 we will continue advancing our projects, which represent the strongest pipeline in the industry. As envisioned, many of Barrick’s projects have the potential to become large, long-life producers. However, as we noted earlier, these projects entail lengthy permitting timeframes, and as significant projects, take time to build to our standards.
     The challenges going forward are many and complex – but the opportunities are also very great. The Company remains positive on the outlook for gold price, and we have the people, the assets, and the discipline to continue to achieve our targets, replace our reserves, build new mines, and generate strong financial results.
     Further, we recognize that our share price performance needs to improve relative to the gold price and we believe that the market will recognize the latent value in our assets and the pipeline of projects for the benefit of our shareholders.
     Lastly, before closing, we wish to pay tribute to a Company director who has helped to shape and guide Barrick’s success over the years. Joseph Rotman, one of our founding shareholders and directors, retires from our Board in 2007. He has been a valued director, friend, and colleague since 1983. We will miss his wise counsel.

Peter Munk	Gregory C. Wilkins
Chairman	President and Chief
Executive Officer

Barrick Annual Review 2006	Letter to Shareholders ▪ 5

Barrick Now
     Our reserves, mines, projects and balance sheet are at record strength, our operating mines are fully levered to the gold price and our project pipeline is unequalled.
     We achieved record results in 2006 of $1.5 billion in earnings and $2.1 billion in operating cash flow, positioning Barrick for the opportunities that lie ahead. We have the strength, breadth, scale and financial resources to maintain a comprehensive exploration program, optimize our operating mines, and advance our unrivalled pipeline of quality projects.

6 ▪ Barrick Now	Barrick Annual Review 2006

Barrick Today
Barrick is the industry’s pre-eminent gold producer, with 27 operating mines, an unrivalled pipeline of quality projects, and the expertise and financial strength to unlock their value for our investors.
As of February 2007 – more than two years ahead of schedule –our operating mines have full leverage to a rising gold market.

Quality portfolio of operating mines	Our quality portfolio of operating mines represents a large production base – substantial reserves, long life and a stable cost structure. Over 60% of production is anticipated to come from OECD countries in 2007.	See pages 16–23

Industry’s largest reserves	With 123 million ounces in proven and probable reserves and 35 million ounces in measured and indicated resources, Barrick has the industry’s largest reserve base of gold plus the proven ability to extract value from these ounces.	See page 11

Unrivalled pipeline of projects	Barrick has an unrivalled project pipeline, paired with a highly skilled and experienced project development team that has brought five new mines into production in the last two years.	See pages 10–11

Extensive land positions on the most prolific trends	Our focus on high discovery potential has positioned us on some of the world’s most prolific trends. Our competitive edge has already led us to nine super-giant deposits, each with over 20 million ounces of gold endowment.	See pages 16–23

Financial strength	Barrick has the industry’s only ‘A’ rated balance sheet. This gives us the flexibility and the financial capacity to manage our operations and advance our project pipeline without equity dilution.	See pages 14–15

Enhanced leverage to gold	Barrick is positive on the outlook for gold. As of February 2007, we have eliminated our fixed price Corporate Gold Sales Contracts and the legacy Placer Dome hedge position, two years ahead of schedule, giving our operating mines full leverage to a rising gold market.	See page 15

Corporate Governance and Social Responsibility	Barrick’s success is predicated on a commitment to excellence. Our Code of Business Conduct and Ethics provides the framework to conduct our business to the highest standards, while our environmental, health, safety and social programs are focused on responsible mining.	See pages 12–13

Barrick Annual Review 2006	Barrick Today ▪ 7

Barrick in 2006
Quarterly Highlights
2006 was a banner year for Barrick, a year of great opportunities and singular achievements. Here are some of the highlights.
First Quarter

▪	Acquired Placer Dome Inc. Strengthened our operating portfolio with 12 new mines, deepened our pipeline with 4 world-class projects, and added large copper production and reserves

▪	Received approval of the Pascua-Lama Environmental Impact Assessment from Chile A milestone achievement, significantly advancing this key project through the environmental permitting process

▪	Acquired Tethyan Copper Company Joint acquisition with Antofagasta plc brought us a 37.5% interest in the large Reko Diq copper-gold project in Pakistan, located on the prospective Tethyan belt
Second Quarter

▪	Reported record earnings and cash flow Peak gold margins above $300 per ounce and robust copper revenues flowed to our bottom line, delivering shareholder value

▪	Eliminated legacy Placer Dome hedge position Used favorable market conditions to eliminate the Placer Dome hedge book and to increase our leverage to gold

▪	Sold four Placer Dome mines to Goldcorp Focused our operating portfolio by divesting non-core assets for US$1.6 billion in cash
Third Quarter

▪	Sold South Deep for US$1.5 billion Continued our rationalization of the Placer Dome portfolio by selling this non-core South African asset

▪	Realized synergies Completed integration of Placer Dome mines, putting us on track to capture the expected $200 million in annual synergies beginning in 2007

▪	Showcased our Nevada operations
Conducted mine tours to highlight the long life and excellent exploration potential of our Nevada operations from our flagship Goldstrike operation and the newly acquired Cortez and Bald Mountain mines
Fourth Quarter

▪	Met our original full-year production and total cash cost guidance
By meeting our original guidance for gold, and exceeding our original guidance for copper, the Company posted record financial results for the year

▪	Issued $1 billion of copper-linked notes Innovative financing secured funding for our project pipeline, simultaneously taking advantage of strong copper prices and favorable debt markets

▪	Received approval of the Pascua-Lama Environmental Impact Assessment from Argentina
Marked the receipt of both the Chilean and Argentinean environmental approvals for this bi-national gold-silver development project

8 ▪ Barrick in 2006	Barrick Annual Review 2006

Barrick in 2007
Outlook for the Year
We have positioned our Company to excel in a rising gold market. In 2007 we expect to reap the benefits of our quality portfolio of unhedged production, advance our project pipeline and unlock the value of our non-gold assets.
2007 Outlook
▪	8.1 – 8.4 million ounces of gold at total cash costs of $335–$350 per ounce

▪	400 million pounds of copper at total cash costs of about $0.90 per pound

▪	Capture or exceed $200 million in annual synergies from Placer Dome integration
Hedge Book Reductions
▪	All fixed price Corporate Gold Sales Contracts eliminated by February 2007

▪	Operating mines unhedged and fully leveraged to gold prices

▪	Project Gold Sales Contracts to support financing of development pipeline
Project Pipeline
▪	$1.1 – $1.8 billion capital budget

▪	Focused on preparing a final EIS at Cortez Hills, obtaining construction permits at Pascua-Lama, advancing detailed engineering on Pueblo Viejo and completing the Donlin Creek feasibility study

▪	$190 million on expensed project development

▪	Obtain EIA approval and commence detailed engineering at Buzwagi; complete a scoping study and new resource estimate at Reko Diq
Unlocking Value in Other Metals
Our objective in 2007 is to surface value in our quality portfolio of non-gold projects by completing pre-feasibility studies a t the large, high grade Kabanga and Sedibelo projects and a feasibility study on the Fedorova project to increase our interest to 79%
Key Exploration Opportunities
The company plans to spend $170 million on exploration in 2007. Key areas of focus include:
▪	North America – Nevada mine sites; Pueblo Viejo; Donlin Creek

▪	South America – Frontera District

▪	Australia-Pacific — Porgera, Reko Diq

▪	Africa – North Mara, Lake Victoria greenstone belt

Summary
We expect 2007 to be a year of significant progress on many fronts. Our 27 operations are poised to deliver full leverage to the strong gold price. A number of key milestones are anticipated on our expanded project pipeline. Our exploration portfolio is focused on high discovery potential on some of the world’s most prolific trends.

Barrick Annual Review 2006	Barrick in 2007 ▪ 9

Barrick in 2007
Advancing Projects
During the year we will continue to advance our projects through the pipeline, and bring them steadily closer to long-life production.
Cortez Hills (60% basis)

LOCATION:	Nevada, USA
PROVEN AND PROBABLE GOLD RESERVES:	5.1 mm ozs
EXPECTED PRE-PRODUCTION CAPITAL:	$288 to $300 million
EXPECTED GOLD PRODUCTION* (FIRST 5 YRS):	580 – 595 kozs/yr
EXPECTED TOTAL CASH COSTS* (FIRST 5 YRS):	$280 – $290 per oz

*	includes production from pipeline
KEY POINTS:

▪	Highly prospective deposit, close to existing infrastructure

▪	Construction period of approximately 15 months

▪	In 2007: complete detailed engineering and planning; advance exploration drilling
Pueblo Viejo (60% basis)

LOCATION:	Dominican Republic
PROVEN AND PROBABLE GOLD RESERVES:	10.9 mm ozs
MEASURED AND INDICATED GOLD RESOURCES:	1.3 mm ozs
EXPECTED PRE-PRODUCTION CAPITAL:	$1.26 to $1.38 billion
EXPECTED GOLD PRODUCTION (FIRST 5 YRS):	465 – 480 kozs/yr
EXPECTED TOTAL CASH COSTS (FIRST 5 YRS):	$180 – $190 per oz
KEY POINTS:

▪	Multi-metal revenue from world-class reserve

▪	+20 year mine life; high exploration potential

▪	In 2007: advance exploration and metallurgical analysis; begin detailed engineering; optimize mine design
Pascua-Lama

LOCATION:	Chile and Argentina border
PROVEN AND PROBABLE GOLD RESERVES:	17.0 mm ozs
MEASURED AND INDICATED GOLD RESOURCES:	3.1 mm ozs
EXPECTED PRE -PRODUCTION CAPITAL:	$2.3 to $2.4 billion
EXPECTED GOLD PRODUCTION (FIRST 5 YRS):	750 – 775 kozs/yr
EXPECTED TOTAL CASH CO STS (FIRST 5 YRS):	$40 – $50 per oz
KEY POINTS :

▪	World-class gold-silver deposit, with exploration opportunities

▪	Large annual production, long mine life, low cash cost

▪	In 2007: secure remaining key agreements and permits; advance detailed engineering
Donlin Creek (30%, with earn-in right to 70%)

LOCATION:	Alaska, USA
MEASURED AND INDICATED GOLD RESOURCES:	5.9 mm ozs
STATUS:	Feasibility study to be completed in 2007
KEY POINTS :

▪	Large gold deposit with good exploration potential

▪	In 2007: conduct drilling program to increase measured and indicated resource; complete feasibility study and meet back-in requirements to increase our ownership to 70%

10 ▪ Barrick in 2007	Barrick Annual Review 2006

Barrick’s Project Pipeline
Barrick has the gold industry’s largest pipeline of projects, and the expertise and financial strength to unlock the value of gold and other metals contained in these deposits. The projects are expected to come into operation over a number of years – providing a continuing stream of new production for the Company, and long-term social and economic benefit for the local communities.

	PROVEN AND PROBABLE	MEASURED AND INDICATED
	RESERVES	RESOURCES
Gold (mm ozs)	36	15
Copper (mm lbs)	–	5,675
Nickel (mm lbs)	–	254
Other metals contained within gold reserves and resources:
Silver (mm ozs)	742	48
Copper (mm lbs)	899	150
Zinc (mm lbs)	1,555	48
Replacing Production
Barrick has the industry’s largest base of gold reserves. We also have very significant resources, both measured, indicated and inferred – and the exploration and financial strength to continue to find, acquire and develop new ounces, well into the future .

Barrick Annual Review 2006	Barrick in 2007 ▪ 11

Responsible Mining
We are committed to making a positive difference in the places where we live and work. Each year builds on the strengths and experience of the previous year.
At Barrick, we are committed to making a positive difference in the communities in which we live and work. We recognize that responsible behavior is our calling card, and that it creates opportunities to generate greater value for our shareholders while also fostering sustainable development in the communities and countries where we operate. We strive to earn the trust of everyone involved – our employees, local community members, governments, and any other stakeholders with whom we interact.
     Barrick’s Social Responsibility Charter provides a policy framework for all our business activities worldwide. This framework is defined under four pillars: Ethics; Employees; Community; and Environment, Health and Safety.
Ethical Behavior
The Barrick Code of Business Conduct and Ethics mandates that we conduct our business with the highest ethical standards and in accordance with all applicable laws, rules and regulations. Each year, our employees are required to review and renew, on an individual basis, their commitment to abide by the Code. They are also given the means to report conduct that violates the Code, in confidence when necessary.
     We strive to act as a responsible corporate citizen, and we use our expertise to help facilitate constructive public dialogue and informed debate on issues of importance to Barrick, the mining industry, and the communities in which we operate. We do so both as an individual company, and through our affiliation with a variety of industry associations and initiatives that promote responsible mining practices, including the UN Global Compact, Global Business Coalition on HIV/AIDS and the Mining Association of Canada, to name a few.
Our Employees
Barrick is committed to developing the full potential of its employees. This process starts with respect for each individual, and we act on that respect by observing the fundamental tenets of human rights, safety, non-discrimination and non-harassment in the workplace.
     We compensate our employees fairly for their contributions, provide them with meaningful performance feedback, and offer them professional development and training opportunities. We encourage accountability employee involvement in issues affecting the work-place, an approach that helps us continue to improve safety and work conditions, business efficiency, and the Company as a whole.
     Our Courageous Leadership program, which involves all employees, goes far beyond merely ‘teaching’ safety. It emphasizes individual responsibility and leadership, so that everyone recognizes their personal role in ensuring workplace safety. Because of this emphasis on individual leadership, the program is strengthening a culture of responsibility and empowerment in all areas of employees’ work lives, from safety to environment to production. Our goal is to have every employee go home in good health and uninjured, after every shift, each and every day. In 2006, our efforts resulted in a 41% reduction in our total medical injury rate. We are now instituting our new Powerful Leadership program, which builds on the success of Courageous Leadership and goes beyond empowerment to teach specific leadership skills.
     We recognize that best practices continue to evolve in this important area, and we too will continue to evolve, learn, and apply what we learn.

12 ▪ Responsible Mining	Barrack Annual Review 2006

Community Development
Barrick fully considers social, cultural, environmental, governmental and economic factors when evaluating project development opportunities. In each community, we interact with local residents, governments, nongovernmental organizations, international agencies and other interested groups to facilitate long-term and beneficial resource development. In all our dealings, we respect community interests and encourage open two-way dialogue, providing accurate, timely information and responding to the needs and concerns of the local communities.
     These principles establish our priorities for action. We provide financial support to a range of organizations through our community programs and charitable donations. We build partnerships that help to develop local infrastructure and entrepreneurial capacity. We also develop local skills by providing employment for indigenous peoples and other members of the community. In Donlin Creek, Alaska, for example, 92% of our exploration camp employees and 90% of our crew supervisors are from the local Alaskan Native population.
     We are proud of the recognition we receive for our careful attention to community interests and development. For example, Barrick’s community engagement efforts at our Cowal mine in Australia received the 2006 Environment and Community Excellence Award from the New South Wales Minerals Council.
     In Peru, our work in Cuncashca (associated with our Pierina mine) was honored with the Award for Excellence in Corporate Social and Ethical Responsibility by the Canadian Manufacturers and Exporters Association and the Canadian International Development Agency (CIDA). The work is an ongoing integrated agricultural and livestock project, developed in consultation with the Andres Avelino Caceres community council. We have established a demonstration farm and training facility in Cuncashca, where improved agricultural techniques, sewing, food nutrition and production, and business skills are being taught. The facility is also a focal point for various upgrades provided by Barrick to the community’s cattle herd, irrigation system and local infrastructure. Because of the success in Cuncashca (measured in community impact and support), we have instituted a parallel program at Lagunas Norte.
Barrick won the Award for Excellence in Corporate Social and Ethical Responsibility in 2006 for its community based, integrated agriculture/livestock project associated with the Pierina mine in Cuncashca, Peru.
Environment, Health and Safety
Barrick has a responsibility to protect, reclaim and enhance the environment on the sites where we operate. We constantly look for ways to improve our performance, and in 2006 took another step forward with our new Environmental Management System Standard (EMSS) – a 15-principle standard, consistent with ISO 14001, that will be required on all our sites. The EMSS is being fully implemented on a three-year schedule, with further tools and training each year. For many of our sites, full compliance will require only minor adjustment to their existing programs. In fact, during 2006 our Lagunas Norte Mine in Peru obtained ISO 14001 certification of its environmental management systems – the third Barrick operation to do so.
     In 2005, Barrick became one of the first signatories to the voluntary International Cyanide Management Code for the Gold Mining Industry, developed under the auspices of the United Nations Environment Program (UNEP). In 2006, our Cowal Project was the first facility of any kind to receive International Cyanide Management Institute approval, when it received pre-operation certification.
     Detailed information about our performance in all these areas can be obtained online, and in print. Visit www.barrick.com and click on Corporate Responsibility, or request a free copy of the print version of our annual Responsibility Report.

Barrick Annual Review 2006	Responsible Mining ▪ 13

Financial Strategy
In 2006, we successfully returned to the debt markets with an innovatively structured financing. We issued a $1 billion copper-linked note to take advantage of strong copper prices and attractive market conditions for long-term debt. We issued $400 million in 10-year notes and $600 million in 30-year notes to fund development projects and to pre-finance upcoming debt maturities.
     The financing was structured to accomplish two of our goals: to raise $1 billion of long-term liquidity, and to allow us to repay the notes by delivering the dollar equivalent of 324 million pounds of copper over the next three years, at attractive prices.
     The market viewed this as one of the most innovative financing deals done to date in the mining industry. As a result of our strong balance sheet, we were able to maintain our credit ratings from Moody’s, Dominion Bond Rating Service, and Standard & Poor’s for the issuance.
     With the Placer Dome acquisition, we decided to increase our existing credit facility from $1 billion to $1.5 billion and to cancel the legacy Placer Dome facility of $750 million. This arrangement provides us with access to short-term liquidity for bridge financing at better pricing than each company was receiving individually.
     Also, in 2006, we issued another tranche of $50 million of bonds in the Peruvian capital markets, bringing the total debt issued in this manner to $100 million. The issue was done at very attractive rates and has allowed Peruvian investors to become our partners in Lagunas Norte, a project of great importance to their country.
     In 2007, we expect to repay $600 million of debt maturities, in keeping with the Company’s conservative financial philosophy. Over the next seven years, Barrick expects to spend $7 to $10 billion in further developing its project pipeline, maintaining its strong exploration program, and funding its sustaining capital requirements.
     Barrick has maintained, and is committed to maintaining, a strong balance sheet. We forecast that, at current commodity prices, the Company can finance its project pipeline, without equity dilution, while maintaining its investment grade credit rating.
Reducing the Forward Sales Program
Barrick is positive on the long-term outlook of the gold price and has positioned itself for greater leverage to higher prices.
     In 2006, we successfully eliminated Placer Dome’s 7.7 million ounce gold hedge book. We completed this action within six months of acquiring the company, to give the newly acquired ounces full exposure to rising gold prices.
     We also reduced the Barrick fixed price Corporate Gold Sales Contracts by 1.7 million ounces in 2006, and completely eliminated the fixed price position by February 21, 2007. This has occurred more than two years earlier than our previously stated target, and is consistent with our positive view for higher gold prices.
     As of February 2007, Barrick has 9.5 million ounces of Project Gold Sales Contracts, which have been allocated to facilitate the financing of our pipeline of projects, including Pascua-Lama, Pueblo Viejo, Donlin Creek, and Reko Diq. These contracts will provide price support for these future financings, and represent about 26% of Barrick’s 36 million ounces of undeveloped gold reserves.

14 ▪ Financial Strategy	Barrick Annual Review 2006

Currency and Commodity Risk Management

Barrick has always placed a high priority on cost control and reduction. As our global footprint has grown over the years, our foreign currency exposure now makes up approximately 30% of our total cash costs. Our mine sites are also large consumers of energy such as diesel, gas, oil and propane for equipment and general power use.
     As such, we have developed and maintain an active risk management program where we monitor long-term exposures and use appropriate financial instruments to mitigate our currency and commodity risks. This program has generated over $360 million to operating cash flow over the last three years and is expected to continue to contribute as we remain disciplined in controlling costs.
Internal Controls and Compliance

Management has a framework for the evaluation of internal controls throughout the business supported by a Compliance function as well as an Internal Audit process. The framework includes the review and assessment of controls as envisaged by the Sarbanes-Oxley requirements. The results of our assessment made through the application of this framework enabled us to conclude that the system of internal controls over financial reporting, including disclosure controls and procedures, is effective. The assessment of the legacy Placer Dome sites was not required to be performed as part of the 2006 Sarbanes-Oxley driven process per the Securities and Exchange Commission; however, we did complete substantial preliminary reviews of these operations in 2006, in discharging our commitment to maintain the integrity and reliability of our consolidated financial statements and in preparation for their full inclusion in our 2007 assessment.
     We are leveraging the internal controls framework in our business improvement initiative to standardize processes, including financial management procedures, to further improve reporting performance, information quality and capacity utilization in support of our overriding objective of increased shareholder value.

Barrick Annual Review 2006	Financial Strategy ▪ 15

North America
Regional Business Unit
46
million ounces of proven and probable reserves
▪	Goldstrike celebrated 10 years of underground mining, 20 years of open pit mining, and 30 million ounces of gold production

▪	Exploration at Pueblo Viejo increased reserves on a 100% basis from 13 million ounces to 18 million ounces, and R&D shows potential to significantly increase recoveries of copper, silver and zinc

▪	Ruby Hill mine in Nevada poured first gold in February, 2007

▪	Exploration drilling at Cortez Hills underground expanded proven and probable reserves to 5.1 million ounces
Regional Overview
With the acquisition of Placer Dome, our North America region now consists of 10 operating mines and three large projects. It is our largest region by production and reserve measures, with 46 million ounces of proven and probable reserves and 15 million ounces of measured and indicated resources. The region is expected to produce about 3.15 to 3.25 million ounces of gold in 2007, at total cash costs of about $370 to $385 per ounce.
     In Nevada, the region’s largest cluster of operations, we moved quickly to integrate the acquired assets and began realizing the financial and operational benefits of our larger, stronger portfolio.

16 ▪ Regional Business Units – North America	Barrick Annual Review 2006

     2006 marked a major anniversary for Goldstrike: 10 years of underground mining, 20 years of open pit mining, and cumulative production of 30 million ounces of gold. It is our flagship operation, and our single largest mine. In 2007, Goldstrike will produce about 20% of our total gold production, and it hosts 16 million ounces of proven and probable reserves.
     This property, with its world-class mining and processing facilities, is the Company’s center of operating excellence. We often transfer experience and lessons learned here to our other sites. For example, Cortez and other mines are now benefiting from knowledge gained in the Goldstrike tire management program, which has had the dual result of saving money and improving equipment availability. The Western 102 Power Plant at Goldstrike met all expectations in 2006, its first full year of operation, and reduced total cash costs at the property by $9 per ounce of gold produced.
     Our most advanced project is Cortez Hills, located 60 miles from Goldstrike in Nevada and in which we have 60% ownership. This project is part of the Cortez property, which covers 1,080 square miles on one of the world’s most highly prospective mineral trends. Capital costs on a 100% basis are estimated at about $480–$500 million, including the development of two open pits and twin exploration declines to delineate the underground potential. Ore from the two pits will be conveyed across the valley to be processed at existing facilities.
     We made significant progress at our 60%-owned Pueblo Viejo project in the Dominican Republic, which has a large, world-class reserve of 18.1 million ounces on a 100% basis. This project took a major step forward in early 2007 when the Dominican Republic government officially approved its Environmental Impact Assessment. We have used Barrick expertise to review and update the 2005 Placer Dome feasibility study for this project. While capital costs have risen to about $2.1–$2.3 billion (100% basis) due to inflation and changes in project scope, design changes are expected to result in the recovery of significant amounts of zinc, silver and copper.
     The Ruby Hill mine in Nevada poured gold in the first quarter of 2007. This is the fifth mine Barrick has commissioned in the last two years, and demonstrates the Company’s ability to develop projects successfully.
Exploration
North America remains our key exploration focus, with $69 million of the total 2007 exploration budget of about $170 million to be spent in this region, most of it in Nevada. The Placer Dome acquisition greatly expanded our opportunities, by adding Cortez, Bald Mountain and Turquoise Ridge/Getchell to the Barrick portfolio. Our 2007 exploration programs will follow up on the positive results returned this year.
     In Nevada, the main focus for 2007 will be to add resources around our existing operations, and to prioritize and test new targets on our extensive land holdings on the state’s three most prospective trends.
     As an example, at the Cortez joint-venture property, the exploration group is testing for extensions of known mineralization along strike and at depth, and also looking for new mineralization. At the Cortez Hills Lower Zone, where known mineralization has been expanded significantly, in-fill and extension drilling will continue through 2007.
     Successful drill programs were also completed at Bald Mountain and at Dee-South Arturo, where mineralization was upgraded and expanded.
     At Pueblo Viejo in the Dominican Republic, we will conduct drilling to expand mineralization between the Moore and Monte Negro pits, and follow up with infill and extension drilling to test regional targets.
2007 Opportunities
We anticipate steady operations at our existing sites, where we focus on operational excellence and cost containment. We will continue to look for ways to optimize use of our processing facilities at Goldstrike so that we can expand their range of profitable operations – with toll milling of ore, for example – and leverage our investment in that infrastructure.
     At Cortez Hills , we plan to complete the Environmental Impact Study this year and expect to receive a Record of Decision enabling the start of pre-production waste stripping in 2008.
     At Pueblo Viejo, our 2007 goals are to optimize the mine plan, update the EIS, conduct detailed engineering to facilitate sectoral permits, and finalize government negotiations in advance of providing a Notice to Proceed by February 2008.
     At Donlin Creek in Alaska, our focus is to deliver a feasibility study to our joint-venture partner and fulfill the back-in requirements to earn a 70% interest. We will continue drilling to increase and upgrade the 20 million ounces of measured and indicated resources.

Barrick Annual Review 2006	Regional Business Units – North America ▪ 17

South America
Regional Business Unit
38
million ounces of proven and probable reserves
▪	Lagunas Norte (Peru) exceeded expectations, producing 1.1 million ounces of gold at total cash costs of $100 per ounce

▪	Veladero (Argentina) produced 511,000 ounces at total cash costs of $168 per ounce, achieving the target for its first full year of operation

▪	Zaldívar (Chile) produced 308 million pounds of copper at total cash costs of $0.62 per pound

▪	Pascua-Lama received environmental approvals from Chile and Argentina
Regional Overview
The start-up of our new generation of mines in 2005 paid off in 2006, with the region producing more ounces, at very low total cash costs. We saw this strength in all our mines – established, newly built, and newly acquired. The region is expected to produce approximately 1.85 to 1.93 million ounces of gold in 2007, at total cash costs of about $230 to $245 per ounce and approximately 315 million pounds of copper at total cash costs of about $0.80 per pound.
     Lagunas Norte and Veladero both had excellent performances in their first full year of operation. Zaldívar, our newly acquired copper mine from Placer Dome, proved a powerful addition to our portfolio, allowing the Company to take advantage of robust copper prices throughout the year to generate significant cash flow and earnings. Pierina (Peru) continues to be a success, producing more than one-half million ounces of gold at lower total cash costs per ounce than anticipated.
     In December, our Pascua-Lama project received environmental approval from the Argentinean government, after a thorough, intensive two-year review that included detailed examination by a commission of independent scientific professionals. With environmental approvals from both Chile and Argentina now in place, we are developing detailed engineering plans and

18 ▪ Regional Business Units – South America	Barrick Annual Review 2006

Pascua-Lama: Its development will benefit from our decade of experience in South America, strong local and regional community support, and existing infrastructure (including roads, water, camps, and power supply) at Veladero, just 6 kilometers away. The Veladero pit is visible, center-right above.
have begun submission of documentation to obtain the sectoral approvals and permits that are required prior to initiating construction in either country. The Pascua-Lama project has strong support from local citizens and regional stakeholders in both countries. Pascua-Lama’s approval in Chile, for example, has some 400 conditions that will ensure it is an environmentally responsible project. One of our objectives is to help the people in the region find ways to grow their economy, skills and infrastructure for long-term benefit. As a result, this large, long-life mine will not only contribute low cost ounces to Company production, it will also offer jobs and community development in the region for many years to come. We believe Pascua-Lama will be a model for sustainable, meaningful development.
Exploration

With the environmental permitting of Pascua-Lama completed, the Company intends to resume exploration in the Frontera district in 2007 with a budget of about $30 million. New gold and copper-gold targets which were outlined by early stage exploration in 2006 will be drill-tested in 2007.
2007 Opportunities
Over the years, we have done extensive engineering and permitting for one of the most significant development projects in our history: Pascua-Lama. Now, in 2007, we expect to make further progress toward construction permits.
     The timing is excellent. We now have 10 years of experience in South America; we operate four mines in the region, three of which we built ourselves; and we have an excellent track record in responsible mining. We will use the power of all these resources to unlock the value of this world-class gold-silver deposit, which already has 17 million ounces of proven and probable gold reserves, and a further 689 million ounces of silver contained within those reserves.
     The pre-production capital cost estimate at Pascua-Lama has been updated from $1.4 –$1.5 billion to about $2.3–$2.4 billion, reflecting inflationary pressures affecting the mining industry as well as design improvements and scope changes. Once in operation, Pascua-Lama is expected to produce an average of about 750,000 – 775,000 ounces of gold and about 35 million ounces of silver a year in the first five years of an estimated 23-year mine life at total cash costs of about $40 – $50 per ounce of gold (including silver credits). These cash costs are expected to be near the bottom of the operating cost curve for the industry. Pascua-Lama will benefit from existing infrastructure, processing, staffing and experience from the Veladero mine, located less than 10 kilometers away.

Barrick Annual Review 2006	Regional Business Units – South America ▪ 19

Australia-Pacific
Regional Business Unit
22
million ounces of proven and probable reserves
▪	Cowal mine started operations in April 2006

▪	Porgera expected to be a solid producer for years to come

▪	Osborne copper production expected to increase by over 40% in 2007 to about 85 million pounds
Regional Overview
The Australia-Pacific region grew in size and strength in 2006. We now have 10 operating mines, which are expected to produce 2.2 to 2.3 million ounces of gold in 2007, at total cash costs of $385 to $400 per ounce.
     The Cowal mine entered production in late April, and is expected to produce approximately 240,000 ounces of gold in 2007, at total cash costs of about $315 per ounce.
     In Papua New Guinea, remediation work is being completed on the West Wall at Porgera. Production levels were affected by this work in 2006, and are expected now to rise again. Barrick owns a 75% interest in this joint venture and operates the mine. We expect Porgera to be a solid producer for many years to come. Our share of reserves and resources stands at seven million ounces of proven and probable reserves, and two million ounces of measured and indicated resources.
     Our Osborne mine, benefiting from higher copper prices, commissioned its first satellite project in October. This project will supplement ore from the mine’s underground operations. Osborne is expected to produce about 85 million pounds of copper in 2007, at total cash costs of approximately $1.35 per pound.

20 ▪ Regional Business Units – Australia-Pacific	Barrick Annual Review 2006

Cowal: Entered production in April 2006, the fourth in Barrick’s new generation of mines announced for development in 2004, and the ninth we have built in the last 10 years.
     In 2006, our Australian business unit, in conjunction with our Corporate office, identified an opportunity that led us to partner with Antofagasta plc to purchase Tethyan Copper Company. We acquired a 37.5% interest in the Reko Diq copper-gold project on the highly prospective – and largely unexplored – Tethyan gold belt in Pakistan. The project as a whole has an indicated resource of 15 billion pounds of copper and 10 million ounces of gold plus an inferred resource of 12 billion pounds of copper and 12 million ounces of gold. We are currently working with Antofagasta to advance the infill drilling program and complete a scoping study for the project in 2007.
Exploration
Exploration in this region is focused primarily around our mine sites, where we can add value at existing operations. We have also begun initial exploration for iron-oxide copper-gold targets in South Australia.
     Drilling at Porgera shows excellent potential for reserve additions at depth, and further laybacks to the existing pit are also being contemplated. This potential, and the existing strong production, make Porgera a valuable part of our portfolio.
     At Reko Diq in Pakistan, a 95,000 meter drill program, which commenced in the second half of 2006, will continue through 2007. The focus of this program is to confirm and upgrade resources previously defined at the Western Porphyries and Tanjeel areas, with the objective of preparing a new resource statement.
2007 Opportunities
Overall, the Australia-Pacific region provides Barrick with strong, steady production from a group of stable mines. We expect production to rise in 2007, mainly because of higher contributions from both Cowal and Porgera. In total, this region represents over 25% of our 2007 production base.
     We are starting to see some stabilization of cash costs in Australia, which have been subject to upward pressure over the last few years because of the country’s base metals mining boom and resulting competition for labor. This pressure has begun to abate, and in addition we are starting to feel the benefits of the employee retention programs that we put in place to help address the issue.
     Our continued exploration programs and higher gold prices are helping to extend the life of a number of our mines in the region.

Barrick Annual Review 2006	Regional Business Units – Australia-Pacific ▪ 21

Africa
Regional Business Unit
17
million ounces of proven and probable reserves
▪	Portfolio rationalized with sale of South Deep for $1.5 billion

▪	Feasibility study completed at 2.6 million-ounce Buzwagi project

▪	Drilling at Kabanga indicates it is one of world’s largest nickel-sulphide deposits

▪	Pre-feasibility began at Sedibelo platinum project, for completion in 2007
Regional Overview
Barrick’s Africa region, formerly part of the Australia region, became an autonomous business unit during the 2006 integration of Placer Dome assets, strengthening the Company’s decade-old presence on this continent. The region is highly prospective, and we are excited about the gold, nickel and platinum group metals opportunities within this portfolio.
     Our African business unit contains three operating mines and three projects, with all but the Sedibelo platinum project located in Tanzania. This region is expected to produce about 825,000 to 875,000 ounces of gold in 2007, at total cash costs of about $310 to $325 per ounce.
     In December, Barrick sold the South Deep mine to Gold Fields for a full and fair price of $1.5 billion. Its sale provides value to our shareholders, and allows management to focus on key operations and projects.
     Tulawaka completed its first full year of operations, producing 98,000 equity ounces of gold at total cash costs of $280 per ounce. It is an excellent example of the value that small projects can add to the bottom line, when they are quickly developed and well-managed.
     Our other two operating mines, Bulyanhulu and North Mara, both exceeded their 2006 targets. They are long-life, stable producers, and create value by anchoring

22 ▪ Regional Business Units – Africa	Barrick Annual Review 2006

Tulawaka: A small but high-return open pit mine that strengthens our presence on Tanzania’s highly prospective Lake Victoria greenstone belt. Buzwagi, our new project on the belt, will benefit from experience gained building Tulawaka, plus shared infrastructure and training and manpower opportunities.
our presence in Africa. From this solid base, we have already brought one new mine into production, and are now steadily advancing our other projects.
Exploration
In 2006, Barrick spent $22 million in this region and focused its efforts in Tanzania with a balanced strategy between minesite activities and grassroots exploration on the Lake Victoria greenstone belt. We advanced our understanding of the underground potential at North Mara and airborne geophysical surveys identified new regional targets that will be tested in 2007.
2007 Opportunities
We are encouraged by the potential we see at our three projects in this region.
     At Kabanga, our 50% joint-venture partner, Xstrata PLC, will complete the drilling program and pre-feasibility study begun in 2006, as part of an agreement with Barrick. As the operator, Xstrata has already spent $50 million, and is committed to spend an additional $95 million in order to complete a full feasibility study, expected in the latter part of 2008. Results to date indicate that Kabanga is one of the largest and highest grade nickel-sulphide deposits in the world.
     This is an excellent example of one of the methods that Barrick uses to realize the value of assets within the portfolio. Initial work by our exploration teams at Kabanga, which was part of the Sutton Resources transaction, demonstrated a significant resource. We then partnered with a leading nickel company, whose expertise will allow us to maximize the opportunity it represents for our investors.
     In 2006, we completed a feasibility study and an Environmental Impact Assessment (EIA) at Buzwagi. This gold project, close to the Bulyanhulu mine, has 2.6 million ounces of proven and probable reserves, and an additional 0.4 million ounces of measured and indicated resources. A major milestone was reached in February 2007 when we signed a Mineral Development Agreement (MDA) with the Tanzanian government. In 2007, we expect to complete a detailed construction design and receive EIA approval.
     We expect to complete the Sedibelo pre-feasibility study during 2007. Barrick has the right to earn into a 50% interest in this platinum-palladium project in South Africa. The deposit contains measured and indicated resources of 3.8 million ounces of platinum and 1.7 million ounces of palladium. Sedibelo is located in the Bushveld Complex, one of the world’s most prolific platinum districts, and has excellent economic potential. Drilling will continue for most of 2007 to confirm additional targets in the lease area. Our partner on this project is a local South African tribe, whose 50% ownership significantly exceeds local requirements for Black Economic Empowerment.

Barrick Annual Review 2006	Regional Business Units – Africa ▪ 23

Board of Directors and Senior Officers
Board of Directors
Howard L. Beck, Q.C.
Toronto, Ontario
Corporate Director
C. William D. Birchall
Toronto, Ontario
Vice Chairman,
Barrick Gold Corporation
Donald J. Carty, O.C.
Dallas, Texas
Vice Chairman and
Chief Financial Officer,
Dell, Inc.
Gustavo Cisneros
Caracas, Venezuela
Chairman and
Chief Executive Officer,
Cisneros Group of Companies
Marshall A. Cohen, O.C.
Toronto, Ontario
Counsel,
Cassels Brock & Blackwell LLP
Peter A. Crossgrove, O.C.
Toronto, Ontario
Corporate Director
John W. Crow
Toronto, Ontario
President, J&R Crow Inc.
Robert M. Franklin
Toronto, Ontario
President, Signalta Capital
Corporation
Peter C. Godsoe, O.C.
Toronto, Ontario
Corporate Director
J. Brett Harvey
Venetia, Pennsylvania
President, Chief Executive
Officer and Director,
CONSOL Energy Inc.
The Right Honourable
Brian Mulroney, P.C.,
C.C., LL.D.
Montreal, Quebec
Senior Partner, Ogilvy Renault
Anthony Munk
New York, New York
Managing Director,
Onex Investment Corp.
Peter Munk, O.C.
Toronto, Ontario
Founder and Chairman,
Barrick Gold Corporation
Joseph L. Rotman, O.C.
Toronto, Ontario
Chairman,
Roy-L Capital Corporation
Steven J. Shapiro
Houston, Texas
Corporate Director
Gregory C. Wilkins
Toronto, Ontario
President and
Chief Executive Officer,
Barrick Gold Corporation
Senior Officers
Peter Munk
Founder and Chairman
C. William D. Birchall
Vice Chairman
Gregory C. Wilkins
President and
Chief Executive Officer
Alexander J. Davidson
Executive Vice President,
Exploration and
Corporate Development
Gordon F. Fife
Executive Vice President,
Organizational Effectiveness
Patrick J. Garver
Executive Vice President
and General Counsel
Peter J. Kinver
Executive Vice President
and Chief Operating Officer
Jamie C. Sokalsky
Executive Vice President
and Chief Financial Officer
Vincent Borg
Senior Vice President,
Corporate Communications
Kelvin Dushnisky
Senior Vice President,
Corporate Affairs
International Advisory Board
The International Advisory Board was established to provide advice to Barrick’s Board of Directors and management as the Company expands internationally.
Chairman
The Right Honourable
Brian Mulroney
Former Prime Minister
of Canada
Members
Gustavo Cisneros
Venezuela
Secretary William S. Cohen
United States
The Honourable
Paul G. Desmarais, Sr.
Canada
Vernon E. Jordan, Jr.
United States
Andrónico Luksic
Chile
Angus A. MacNaughton
United States
Peter Munk
Canada
Karl Otto Pöhl
Germany
Lord Charles Powell of
Bayswater KCMG
United Kingdom
The Honourable
Nathaniel Rothschild
United Kingdom
The Honorable
Andrew Young
United States

24 ▪ Board of Directors and Senior Officers	Barrick Annual Review 2006

Reserves and Resources as of December 31, 2006 1, 2

	Proven and	Measured and
	Probable Reserves	Indicated Resources

Gold (mm ozs)
North America	46	15
South America	38	6
Australia-Pacific	22	12
Africa	17	2

Total	123	35

Other Metals
Copper (bn lbs)	6.0	6.6
Nickel (mm lbs)	—	254
Platinum (000s ozs)	—	262
Palladium (000s ozs)	—	1,073

Other Metals Contained In:

		Measured and
	Proven and Probable	Indicated
	Gold Reserves	Gold Resources

Silver (mm ozs)	964	48
Copper (bn lbs)	1.2	—
Zinc (mm lbs)	1,555	48

The company expects 2007 gold production of 8.1 to 8.4 million ounces and copper production of approximately 400 million pounds. Total cash costs are expected to be in the range of $335 to $350 per ounce for gold and about $0.90 per pound for copper. Gold production is expected to be slightly weighted to the second half of 2007.

1.	Mineral reserves (“reserves”) and mineral resources (“resources”) have been calculated as at December 31, 2006 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, 1.88 million ounces of the Cortez reserve, Buzwagi and Pueblo Viejo are classified as mineralized material. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize such terms. Canadian standards differ significantly from the requirements of the U.S. Securities and Exchange Commission, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the U.S. Securities and Exchange Commission. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Calculations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Jacques McMullen, Vice President, Metallurgy and Process Development of Barrick, Rick Allan, Director – Engineering and Mining Support of Barrick, and Rick Sims, Manager Corporate Reserves of Barrick. Reserves have been calculated using an assumed long-term average gold price of $US 475 ($Aus. 640) per ounce, a silver price of $US 8.50 per ounce, a copper price of $US 1.50 per pound and exchange rates of $1.21 $Can/$US and $0.74 $US/$Aus. Reserves at the Kalgoorlie property assumed a gold price of $US 500 ($Aus. 675). Copper reserves at the Osborne property assumed a copper price of $US 1.75 per pound. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Resources as at December 31, 2006 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property. For a breakdown of reserves and resources by category and for a more detailed description of the key assumptions, parameters and methods used in calculating Barrick’s reserves and resources, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

2.	Gold and copper resource estimates for Reko Diq have been prepared by employees and consultants of Tethyan Copper Company Limited (“Tethyan”) in accordance with the JORC Code. For additional information related to Reko Diq resources reported by Tethyan, including related assumptions, see Tethyan’s press release dated January 11, 2006 and its 2005 Fourth Quarter Report. Such resource estimates have been reviewed by Jacques McMullen, Vice President, Metallurgy and Process Development of Barrick, Rick Allan, Director – Engineering and Mining Support of Barrick, and Rick Sims, Manager Corporate Reserves of Barrick. The inferred and indicated mineral resource amounts reported under the JORC Code are substantially similar to the inferred and indicated mineral resource amounts that would be reported in accordance with National Instrument 43-101.

Cautionary Statement on Forward-Looking Information
Certain information contained or incorporated by reference in this Annual Report 2006, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand, Chilean Peso and Papua New Guinean kina versus US dollar); fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia, Pakistan or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Report 2006 are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.
We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

Barrick Now
Financial Report 2006

TABLE OF CONTENTS

1	Management’s Discussion and Analysis

73	Financial Statements

77	Notes to Consolidated Financial Statements

128	Mineral Reserves and Resources

137	Corporate Governance and Committees of the Board

138	Shareholder Information

140	Board of Directors and Senior Officers
The 2006 Annual Report consists of the Annual Review 2006 and this Financial Report 2006

Management’s Discussion and Analysis (“MD&A”)
Contents

2	Our Business
2	Core Business
2	Vision and Strategy
4	Capability to Execute our Strategy
7	Key Economic Trends
14	Operations Review
15	Executive Overview and 2007 Outlook
17	Acquisitions and Divestitures
20	Consolidated Gold and Copper Production, Sales and Costs
21	Results of Operating Segments
34	Total Cash Costs Performance Measures
37	Other Costs and Expenses
43	Quarterly Information
44	Fourth Quarter Results
45	Liquidity, Capital Resources and Financial Position
45	Cash Flow
47	Liquidity
48	Financial Position
49	Contractual Obligations and Commitments
51	Financial Instruments
52	Off-Balance Sheet Arrangements
55	Critical Accounting Policies and Estimates
65	Cautionary Statement on Forward-Looking Information
66	Glossary of Technical Terms
This MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. It includes the following sections:
▪	Our Business – a general description of our core business; our vision and strategy; our capability to execute our strategy; and key economic trends in our present business environment.
▪	Operations Review – an analysis of our consolidated results of operations for the last three years focusing on our material operating segments and the outlook for 2007.
▪	Liquidity, Capital Resources and Financial Position –an analysis of cash flows; sources and uses of cash; contractual obligations and commitments; our financial position; financial instruments; and off-balance sheet arrangements.
▪	Critical Accounting Policies and Estimates – a discussion of accounting policies that require critical judgments and estimates.
This MD&A, which has been prepared as of February 21, 2007, is intended to supplement and complement our audited consolidated financial statements and notes thereto for the year ended December 31, 2006 prepared in accordance with United States generally accepted accounting principles, or US GAAP (collectively, our “Financial Statements”). You are encouraged to review our Financial Statements in conjunction with your review of this MD&A. Additional information relating to our Company, including our most recent Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology used in our MD&A that is unique to the mining industry, readers should refer to the glossary on page 66. All dollar amounts in our MD&A are in US dollars, unless otherwise specified.
     For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 1

Our Business
Core Business
We are the world’s preeminent gold mining company in terms of market capitalization, annual gold production and gold reserves. In early 2006, we completed the acquisition of Placer Dome Inc. (“Placer Dome”), which resulted in a significant increase in the scale of our mining operations. The acquisition of Placer Dome also added significant copper reserves at two mines, Zaldívar in Chile and Osborne in Australia. Further details of the Placer Dome acquisition can be found on page 17.
     We generate revenue and cash flow from the production and sale of gold and copper. We sell our production in the world market through three primary distribution channels: gold bullion is sold in the gold spot market; gold and copper concentrate is sold to independent smelting companies; and gold bullion and copper cathode is sold under gold and copper cathode sales contracts between ourselves and various third parties.
Vision and Strategy
Our vision is to be the world’s best gold mining company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.
     Our goal is to create value for our shareholders. We reinvest cash flow from our mines in exploration, development projects and other investments to work towards the long-term sustainability of our business, to generate cash flow, and to provide leverage to gold prices through gold production and replacement of our reserve/resource base. It can take a number of years for a project to move from the exploration stage through to mine construction and production. Our business strategy reflects this long lead time by ensuring that we have a strong project pipeline, while effectively managing current operations.
     In 2005, we set our 2006 strategy, which focused on growth in reserves and production, operational excellence, strengthening the organization and responsible mining. Our successes in each of these areas, including the successful integration of Placer Dome into Barrick, have laid the foundation for our 2007 key areas of focus: share price performance, responsible mining and building and maintaining a high performance organization.

2 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

2006 Strategic Objectives
Growth in reserves and production
▪	Growth at existing mine sites by finding new reserves and converting mineralized material to reserves

▪	Growth through successful exploration focusing principally in key exploration districts

▪	Growth through targeted acquisitions

▪	Advance the development of Cowal, Pascua-Lama, Ruby Hill and Buzwagi as well as newly acquired Placer Dome projects, including Pueblo Viejo, Cortez Hills, Donlin Creek and Sedibelo
Operational excellence
▪	Control costs
▪	Global supply chain management (such as extending tire life and evaluating alternatives for supply)

▪	Continuous improvement initiatives

▪	Currency, interest rate and commodity hedge programs
▪	Effective assessment and management of risk

▪	Effective capital allocation

▪	Secure efficient sources of funding for capital
2006 Results
▪	Met market guidance for production

▪	Benefited from an excellent first full year of production at 3 new mines and brought the Cowal mine into production

▪	Advanced all of our major projects

▪	Achieved reserve growth through exploration discoveries

▪	Completed Placer Dome acquisition, sale of assets to Goldcorp Inc. (“Goldcorp”), South Deep sale, and Reko Diq acquisition

▪	Research and development successes that are expected to enhance project economics

▪	Realigned Russian business strategy

▪	Met market guidance for total cash costs

▪	Effective program of hedging and managing production cost risks, such as currency exchange rates, fuel and power

▪	Successfully reduced fixed-price Corporate Gold Sales Contracts and eliminated acquired Placer Dome hedge position

▪	Continuous improvement initiatives ongoing to mitigate cost pressures, increase throughput and quality improvements

▪	Launched capital allocation process improvements including new approvals process and tracking system

▪	Issued $1 billion of copper-linked notes and increased credit facility from $1.0 to $1.5 billion
2007 Strategic Objectives
Share price performance
▪	Grow the business through a combination of opportunistic acquisitions, new deposit discoveries and replacement of reserves and resources

▪	Advance project pipeline through achievement of milestones, prioritization and effective sequencing

▪	Strong financial management, including hedge book management, balance sheet optimization and realizing additional Placer Dome acquisition synergies

▪	Operational excellence focused on meeting production and cost targets, realizing savings from ongoing continuous improvement initiatives, and increased focus on R&D

▪	Advance opportunities for vertical integration and effective consumables management

Strengthen the organization
▪	Workforce — identify and develop talent

▪	Leadership development and succession planning

▪	Adopt best practices in corporate governance, including strengthening internal control over financial reporting
▪	Successful integration of Placer Dome across all regions and functions, including cultural integration

▪	Leadership development and succession plans completed for key leaders

▪	Achieved targets in developing compliance and governance capabilities
High performance organization
▪	Leadership development

▪	Optimization of business processes such as planning project management and risk management

▪	Technology improvements to increase automation and control costs

▪	Effective capital management through prioritization, capital allocation and value measurement

▪	Compliance with business code of conduct and applicable corporate governance legislation

Responsible mining
▪	Reinforce health and safety culture

▪	Enhance environmental performance, including use of innovative technology to protect the environment

▪	Maintain positive community and government relations
▪	Courageous Safety Leadership program rolled out across Barrick

▪	Focus on contractor safety resulted in 40% reduction of incidents over 2005

▪	Developed and adopted Corporate Social Responsibility (“CSR”) guidelines across Barrick

▪	Expanded Non-Governmental Organizations (“NGO”) partnerships

▪	Improved ratings on Dow Jones Sustainability Index

▪	Recipient of 2006 CME/CIDA Award for Excellence in CSR
Responsible mining
▪	Achieve safety and health performance targets

▪	Effective government relations and community engagement

▪	Environmental leadership through energy and conservation strategy

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 3

Capability to Execute our Strategy
Our capability to execute our strategy comes from the strength of our regional business unit structure, our experienced management team and a strong project pipeline that ensures long-term sustainability of the business.
Regional Business Unit Structure
We manage our business using a regional business unit (“RBU”) structure. We have four RBUs: North America, South America, Australia Pacific, and Africa. Each region receives direction from the Corporate Office, but has responsibility for all aspects of its business such as strategy and sustainability of mining operations, including exploration, development, construction, production and closure. Each team is led by its own Regional President, with oversight by the Corporate Office. Each region has two overriding responsibilities: to optimize current assets and to grow its business.
     Each RBU essentially operates as a business unit and contains the following functional groups: Technical Services; Legal; Organizational Effectiveness, including Human Resources and Continuous Improvement; Finance; Operations Support; Communications; Exploration; Business Development; and Governmental Relations. Since their inception, the RBUs have added significant value to our business by realizing operational efficiencies in the region, allocating resources more effectively and understanding and better managing the local business environment, including labor, consumable costs and supply, and government and community relations. In a period of inflationary cost pressures experienced by the mining industry, we believe that our RBU structure has allowed us to better deal with the challenges and issues impacting our industry. Furthermore, this structure served us well for the integration of Placer Dome, which was successful and substantially complete by the end of second quarter 2006.
     In fourth quarter 2006, on closing of a transaction to vend-in our Russian gold assets to Highland Gold Mining Ltd. (“Highland”), we concluded that we no longer had a Russia/Central Asia operating segment and our segment disclosure in our Financial Statements has been revised to exclude Russia/Central Asia.
Experienced Management Team and Skilled Workforce
We have an experienced management team with a proven track record in the mining industry. Strong leadership and governance are critical to the successful implementation of our core strategies. We continue to focus on leadership development for key members of our executive, senior mine management and front-line management. A skilled workforce has a significant impact on the efficiency and effectiveness of our operations. The remote nature of many of our mine sites, as well as strong competition for human resources, presents challenges in maintaining a well-trained and skilled workforce. We continue to focus our efforts on employee retention, recruiting skilled employees and positive labor relations, including training programs, leadership development and succession planning. In 2006, we completed the implementation of a Human Resource information system to help us effectively manage the impact our workforce has on our mining operations.
Advanced Exploration and Project Pipeline
Our pipeline of advanced exploration and development projects represents a critical component to our long-term strategy of growing the business. We and others in the mining industry face the challenges associated with finding, acquiring and developing projects. An economic discovery is no longer a guarantee of a new mine, as considerable opposition to new mining projects can develop from institutional NGOs or unstable political climates. The development of a new mine requires successful permitting and government relations, community dialogue and engagement, and significant financial and human capital. The size, breadth and scale of a company such as ours, coupled with our regional structure, enhances our prospects for success; however, the timeline for developing projects has increased significantly.
     During 2004, we were focused on building our new mines and laying the groundwork for growth in our production. In 2005, we began to realize that growth, as our new mines, Tulawaka, Lagunas Norte and Veladero entered production. In 2006, our newest mine, Cowal, began production and our Pascua-Lama project received necessary environmental approvals in Chile

4 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

and Argentina. We also completed a feasibility study for Buzwagi in Tanzania and are awaiting approval of the Environmental Impact Assessment (“EIA”).
     In 2006, we acquired Placer Dome, and with that acquisition, added four significant exploration and advanced stage projects to our project pipeline: Cortez Hills, Donlin Creek in North America; Pueblo Viejo in the Dominican Republic; and Sedibelo, a platinum deposit in South Africa. With this significant pipeline of projects, we are expanding our staff capacity. During the year, efforts were undertaken to quantify the expected requirements. Initiatives to meet these needs have now commenced through programs such as our Engineers-in-Training Program.
     In addition to the focus on personnel, enhancements to systems and business processes are ongoing and will help to improve operating and cost visibility. We expect that these improvements will allow us to more easily identify value-creating opportunities in existing operating sites, development projects and related merger and acquisition activity. The improvements should allow better information sharing and the ability to benchmark operating activities so that best practices can be applied from our most efficient operations. For example, a detailed cost benchmarking exercise was completed for open pit mining in 2006 that led to the identification of improvement opportunities at a number of our mine sites.
     Technical innovation is also being pursued, utilizing our in-house research and development (“R&D”) lab. Certain of our projects have realized benefits as a result of this R&D work, which has produced modified process flow designs that yield enhanced gold and metal by-product recoveries. An example of this is the change in metallurgical process design at Pueblo Viejo to improve recoveries of silver and zinc that we expect will have a positive impact on project economics. We increased our budget for R&D to $20 million in 2007 from about $8 million spent in 2006 to support the various ongoing initiatives.
Cost Control and Supply Sourcing
In 2006, our supply chain focus was on implementing long-term cost control and sourcing strategies for major consumables and supplies used in our mining activities through global commodity purchasing teams. We also focused on mitigating the impact that global shortages of commodities such as tires and cyanide have on our operations through implementation of long-term supply arrangements for these items. We have developed processes and systems to monitor usage and supply of tires at our mine sites that enable reallocation of tires between sites where necessary. In 2007, we plan to continue to implement cost control and sourcing strategies for consumables and supplies.
     Energy costs, which include costs for electrical energy, diesel fuel, natural gas, propane, explosives and some energy costs embedded into maintenance and contractor services, account for approximately 30% of our total cash operating costs. In 2006, we launched a strategic effort to design and implement a company-wide, sustainable energy management program that will pursue demand management, operating efficiencies and investment in generating capability. In 2007, our goal is to manage our demand and seek to realize annual energy efficiency savings. We plan to review new technologies and analyze current practices to look for energy efficiency opportunities, as well as look to alternative, cleaner sources of energy, possibly including solar or geothermal energy. We also continue to review opportunities to increase our generating capability, including renewable energy projects such as the commissioning of our first 2-megawatt wind turbine at Veladero later in 2007.
     Many of our development projects reside in areas where the energy infrastructure is either nonexistent or severely stretched due to a lack of investment. The implementation of energy solutions to support our development activities is a significant opportunity for us to manage a large portion of future operating expenses and provide long-lasting infrastructure for our mining activities. For example, in 2005, we built a gas-fired power plant in Nevada, which provides significant cost benefits to the Goldstrike property (see page 12 under Electricity).

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 5

Maintenance Program
Maintenance costs (including maintenance labor) represents about 30% of total cash operating costs at our mines. The cost of maintenance is not only a function of the price paid for parts and labor, but can also vary considerably depending on whether the maintenance is planned or unplanned, with unplanned maintenance being the more costly. We are designing a global maintenance program to support our operating mines and projects in the adoption of best practices to achieve optimal mine equipment performance and to enable cost-effective on-site maintenance.
     In 2006, our maintenance group supported various programs, including: maintenance trades training and certification (e.g. mechanics, welders) for our employees in Africa; implementation of a reporting system for key maintenance performance indicators for mines in Australia Pacific; establishment of a regional-based reliability engineering team and test laboratory in North America to investigate the potential benefits of establishing regional-based laboratories and training facilities; and implementation of an upgraded electronic asset management system in South America.
     In 2007, areas of focus for our maintenance group include standardized policies, procedures and processes for asset management; the introduction of new technology and programs to improve maintenance productivity; and setting standards for the implementation of a global enterprise asset management system.
Continuous Improvement
Our Continuous Improvement (“CI”) group’s vision is to achieve operational excellence and a company culture that engages every employee in improvement every day. We have a global network of Barrick employees across all sites that focus on CI in all key aspects of our business. Structured problem-solving and planning methodologies are used extensively to help identify and execute improvement initiatives while fostering company-wide learning through knowledge-sharing. Implementation of CI initiatives has led to significant value creation to Barrick in terms of cost mitigation, throughput increases and quality improvements.
Environmental, Health and Safety
Responsible mining is one of our key strategic objectives. As part of our commitment to responsible mining, we focus on continuously improving health and safety programs, systems and resources to help control workplace hazards. Continuous monitoring and integration of health and safety into decision-making enables us to operate effectively, while also focusing on health and safety. In 2006, we completed a review of the Safety and Health System and Standards, with implementation commencing in 2007; we completed training of former Placer Dome supervisory and management-level employees in our “Courageous Leadership for Safety and Health” program; we instituted risk and change management processes including risk assessments; and we established contractor safety controls across all regions. Key areas of focus for 2007 will include: courageous safety leadership development for the remainder of the hourly personnel; implementation of the Gold Standards, which are security standards by which we handle and protect the gold from the point the gold is mined to the point when it is processed and shipped; identification of significant health issues; continued focus on risk and change management; and continuing communication of a safety culture as part of our core values.
     We are subject to extensive laws and regulations governing the protection of the environment, use of water, endangered and protected species, waste disposal, mine closure and reclamation and worker health and safety. We seek to continuously implement operational improvements to enhance environmental performance. Our Environmental, Health, Safety and Sustainability Executive Committee is responsible for monitoring and reviewing environmental, safety and health policies and programs, assessing performance and monitoring current and future regulatory issues. We are a charter signatory to the International Cyanide Management Code. In March 2006, our Cowal mine became the first facility in the world to obtain the International Cyanide Institute Certification. We are a signatory to the UN Global Compact, which encourages businesses to support a precautionary approach to environmental challenges, undertake initiatives to promote greater environmental responsibility and encourage the development and diffusion of environmentally

6 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

friendly technologies. Following the acquisition of Placer Dome, we began the implementation of our Environmental Management System (“EMS”) Standard at all of the acquired operations. The EMS Standard contains 15 elements of good environmental management and is consistent with ISO 14001. Three of our mines, Lagunas Norte, Pierina and Zaldívar, are ISO 14001 Certified and our goal is that others will receive certification in the future. Each year, we issue a Responsibility Report that outlines our environmental, health and safety and social responsibility performance for the year.
Information Management and Technology
Our Information Management and Technology (“IMT”) group provides focused and responsive support to enable us to meet our current business objectives and long-term strategy goals. The IMT group also manages significant risks, such as information security; risks relating to the implementation of new applications; and the risk of failure of critical systems. We are implementing strategies to mitigate these risks, including monitoring operating procedures and the effectiveness of system controls to safeguard data, evaluating the effective use of technology and maintaining disaster recovery plans. Other areas of focus include working with other functional groups to reduce technology diversity and cost by standardizing system solutions, and ongoing analysis of business needs and the potential benefits that can be gained from system enhancements.
Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.
     The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s Financial Statements. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Barrick’s annual management report on internal control over financial reporting for the year ended December 31, 2006 and the related attestation report of Barrick’s auditors is included in Barrick’s 2006 Annual Report and its 2006 Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.
Key Economic Trends
In 2006, higher gold, copper and silver prices continued. While benefiting gold and copper revenues and silver by-product credits, this also led to higher royalty expenses. Although the trend of inflationary pressure on other commodities and consumables, such as oil and natural gas, eased late in 2006 and into 2007, prices for many other commodities and consumables, including electricity, tires and cyanide, remain at relatively high levels and continue to cause upward pressure on production costs. The gold mining industry has also been facing upward pressure on labor costs. We believe that other companies in the industry are experiencing similar trends for labor, commodities and consumables. Since the acquisition of Placer Dome, the increase in scale of our business means that these factors also impact the business on a larger scale.
Gold, Copper and Silver Prices
Market gold and copper prices have a significant impact on our revenue. Silver prices impact total cash costs of gold as silver sales are recorded as a byproduct credit. These prices are subject to volatile price movements over short periods of time, and are affected by numerous industry and macroeconomic factors that are beyond our control.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 7

     In 2006, gold prices ranged from $516 to $730 per ounce with an average market price of $604 per ounce and closed the year at $632 per ounce. The price of gold followed an upward trend in 2006, reaching a 25-year high of $730 per ounce in May, primarily due to strong physical and investment demand. Since May, market gold prices retreated to trade generally in the $600 to $650 per ounce range. Other economic influences such as supply and demand, oil prices, trade deficits, the US dollar and US interest rates are factors in explaining gold price movements, as well as Central Bank activity. Demand for gold remains strong, both for jewelry and as an investment in response to global economic and political uncertainty. In the past few years there has been a resurgence in gold as an investment vehicle, with more readily accessible gold investment opportunities (such as gold exchange traded funds – “ETFs”). There has been speculation that central banks in Asia and Russia have considered diversifying their reserves away from the US dollar and into other currencies and gold, which would provide further fundamental strength to gold prices. We believe that economic conditions for a higher gold price remain favorable and we expect that gold mine supply will continue to fall short of jewelry and investment demand.
     Over the last three years, our realized gold sales prices have generally tracked the rising market gold price. In certain periods our average realized price was below market prices as we voluntarily chose to deliver some of our production into gold sales contracts at prices lower than prevailing market prices, consistent with our goal to eliminate our fixed-price Corporate Gold Sales Contracts position (see page 54 for more details). In 2006, our realized gold price was reduced during the year by the opportunity cost of deliveries into fixed-price Corporate Gold Sales Contracts of $367 million ($327 million in fourth quarter 2006) combined with Placer Dome gold hedge accounting adjustments of $165 million as we completely eliminated the position in 2006. Had it not been for these items, our realized price would have been approximately $63 per ounce higher in 2006 (and would have largely tracked the spot gold price). In 2006, we reduced our fixed-price Corporate Gold Sales Contracts through the delivery of 1.2 million ounces of production into contracts and converting the pricing of 0.5 million ounces into future spot pricing. We also reallocated 3.0 million ounces of hedges to the Project Gold Sales Contracts (see pages 52 to 55 for a description of our Gold Sales Contracts).
     As of February 21, 2007, we fully eliminated the remaining fixed-price Corporate Gold Sales Contracts. We expect to eliminate the entire Floating Spot-Price Gold Sales Contracts position through deliveries of gold production before the end of the second quarter of 2007. This is expected to result in a pre-tax reduction to our net income and cash flow of $572 million ($564 million post-tax) in first quarter 2007 and $76 million ($65 million post-tax) in second quarter 2007.

8 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

     The acquisition of Placer Dome has led to copper prices having a significant effect on our results due to copper production from the Zaldívar copper mine and the Osborne gold and copper mine. In 2006, these mines produced 367 million pounds of copper in the aggregate.
Copper prices rose significantly in the first half of 2006, reaching a high of $3.99 per pound in May. Realized copper prices tracked the rising spot market prices. This rally was mainly due to strong physical and investment demand, as well as relatively low global copper inventory levels, exacerbated by labor strikes at some of Chile’s large copper mines. We took advantage of these high copper prices to issue $1 billion of copper-linked notes that are repayable in the dollar equivalent of 324 million pounds of copper (starting in October 2006) over the following three years at $3.08 per pound (see page 47 for more details). In the latter part of the year, copper prices trended lower from the high in May 2006, closing at $2.85 per pound on December 31, 2006. Copper prices have declined further since December 31, 2006 on concerns of a slowdown in global economic activity. In February 2007, we entered into a transaction where we can participate in stronger copper prices up to $3.50 per pound, while maintaining a floor price of $3.00 per pound, on the remaining 274 million pounds of copper in copper-linked notes.
Silver prices have risen more than 40% since the beginning of the year, and reached a high of $15.17 per ounce in May 2006, largely due to investment demand led by the silver exchange-traded fund launched in second quarter 2006. Silver rallied in the first few months of 2006 along with gold, despite continued news that attrition in the US photographic market would depress demand. Silver prices have had support from industrial consumers as technological advances continue to create new uses for silver. Industrial demand now accounts for approximately half of total demand. Over the last three years we have produced between 10 to 18 million ounces of silver by-products annually, mainly at our Eskay Creek mine. For 2007, we expect to produce about 7 million ounces of silver, as Eskay Creek approaches the end of its reserve life in early 2008. After Pascua-Lama begins production, we expect that the quantities of silver we produce annually will increase significantly due to the substantial amount of silver that is contained in the gold mineral reserves.
     Based on estimates of 2007 production and sales, the approximate sensitivities of our income from continuing operations before income taxes and other items to a 10% change in metal prices from 2006 average spot rates are as follows: gold – $340 million; copper –$75 million; and silver – $10 million.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 9

Currency Exchange Rates
Results of our mining operations in Australia, Canada and Chile, reported in US dollars, are affected by exchange rates between the Australian, Canadian and Chilean currencies and the US dollar because a portion of our annual expenditures are based in local currencies. Following the Placer Dome acquisition, our exposure to the Australian dollar and the Chilean peso increased.
A weaker US dollar would cause our costs reported in US dollars to increase. In 2006, the Canadian dollar stabilized at the higher levels reached in 2005, mainly due to sustained higher energy prices and global investor interest in resource assets. The Australian dollar has appreciated, mainly due to higher commodity prices and a strong economic performance in Australia resulting in an interest rate environment that is attractive to investors. The Chilean peso strengthened in tandem with copper prices in 2006. It has since weakened following copper.
     We have a currency hedge position as part of our strategy to control costs by mitigating the impact of volatility in the US dollar on Canadian and Australian dollar-based costs. About 70% of our consolidated production costs are denominated in US dollars and are not exposed to fluctuations in US dollar exchange rates. For the remaining portion, our currency hedge position has mitigated to a significant extent the effect of the weakening of the US dollar over the last few years on operating costs at our Australian and Canadian mines. Over the last three years, our currency hedge position has provided benefits to us in the form of hedge gains

10 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

when contract exchange rates are compared to prevailing market exchange rates as follows: 2006 – $84 million; 2005 – $100 million; and 2004 – $96 million. These gains are reflected as an offset to our operating costs. We have also recorded hedge gains which offset administration expenses as follows: 2006 – $14 million; 2005 – $16 million; 2004 – $11 million.
     Our currency hedge position at the end of 2006 provides protection for a significant portion of our Canadian and Australian dollar-based costs for the next three years. The average hedge rates vary depending on when the contracts were put in place. For hedges in place for future years, average hedge rates are higher than 2006 because some of the contracts were added over time as the US dollar weakened. The average rates of currency contracts over the next three years are approximately $0.72 for Australian dollar contracts and approximately $0.81 for Canadian dollar contracts. Beyond the next three years, our Canadian dollar-based costs principally represent corporate administration costs at our head office. The portion of the Australian dollar-based costs that remain unhedged are subject to market currency exchange rates, and consequently costs reported in US dollars for our Australian mining operations could increase if currency exchange rates against the US dollar remain at present levels.
     As of December 31, 2006, we had not hedged any of the Chilean peso exposure at Zaldívar or the Pascua-Lama project. In early 2007, we opportunistically added 6.5 billion of Chilean peso hedges for exposures in 2007.
     For the unhedged portion of estimates of our Australian, Canadian and Chilean currency-based costs for 2007, a 10% change in market exchange rates for these currencies would result in a change in costs reported in US dollars for these currencies of about $32 million. Further information on our currency hedge position is included in note 19 to the Financial Statements.
Inflationary Cost Pressures
The mining industry continues to experience price inflation for many commodities and consumables used in the production of gold and copper, as well as, in some cases, constraints on supply. These pressures have led to a trend of higher production costs reported by many gold producers, and we have been actively seeking ways to mitigate these cost pressures. In the case of diesel fuel, we put in place hedge positions that have been successful in mitigating the impact of recent price increases to a significant extent. For other cost pressures, we have been focusing on supply chain management and continuous improvement initiatives to mitigate the impact on our business.
Fuel
We consume on average about 3.5 million barrels of diesel fuel annually across all our mines .
Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. With global demand remaining high in 2006, oil prices rose from $63 per barrel at the start of the year to a record high $78 per barrel in July 2006, and closed at $61 per barrel at the end of the year. Since the end of 2006, the price of crude oil has continued to decline due to warmer weather in the US northeast, producer hedging and technical trading based on these

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 11

lower levels. To help mitigate rising oil prices and control the cost of fuel consumption, at year end we had a fuel hedge position totaling 4.2 million barrels, which represents about 30% of our total estimated consumption in 2007 and 15–20% of our total estimated consumption in each of the following six years. The fuel hedge contracts are primarily designated for our Nevada-based mines and have an average price of $59 per barrel. In 2006, we realized benefits in the form of fuel hedge gains totaling $16 million (2005: $10 million; 2004: $4 million), when fuel hedge prices were compared to market prices. These gains are reflected in our operating costs. Based on estimates of our 2007 diesel fuel consumption, a $5 per barrel increase in the price of oil would result in an increase in our annual cost of fuel consumed of about $16 million for the unhedged portion of our fuel consumption.
Electricity
We purchase about 3 billion kilowatt hours (“kwh”) of electricity annually across all our mines. Electricity costs represent approximately 12% of our operating costs to produce gold and copper. We typically buy electricity from regional power utilities, but at some mines, we generate our own power. Fluctuations in electricity prices are generally caused by local economic factors. Electricity prices have generally been rising in recent years due to increases in the price of diesel fuel, coal and natural gas, which are used by many power generators, as well as excess demand for electricity. Natural gas prices declined in North America in 2006, mainly due to mild winter weather, a relatively calm hurricane season, and high natural gas inventory levels.
     In 2005, we completed construction of our Western 102 power plant in Nevada for our Goldstrike mine, designed to enable us to lower the cost of power consumed at the mine. The plant has enabled us to lower the cost per kwh from approximately 10 cents to approximately 8 cents in 2006, with a corresponding decrease of approximately $17 million in the total cash costs of gold produced at Goldstrike or about $9 per ounce in 2006.
Consumables
With increasing demand for tires and limitations in supply from tire manufacturers, costs have been rising and some companies have experienced difficulty securing tires. We have been successful in mitigating this cost pressure by finding ways to extend tire life and looking at various alternatives for supply. In 2006, we completed a tire tender process and concluded long-term sourcing arrangements with preferred tire suppliers to ensure that we continue to receive an adequate supply of tires for our mines and development projects. The limited availability of tires did not have a significant impact on productivity at our mines in 2006. In 2007, we will continue to monitor tire usage and implement improved tire management processes to further extend tire life.
     Generally, prices for certain other consumables, such as explosives, grinding media and cyanide, have also been increasing. We experienced price increases for explosives in 2006, by 25% in some cases, due to increases in raw material prices (natural gas and ammonia), but we were able to work with our suppliers to mitigate the impact of price increases on these raw material and explosives costs. Prices for grinding media have also increased, by 15% in some cases.

12 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Labor Costs
Labor costs represent approximately 30% of our total cash operating costs. With high demand for experienced miners and relatively inflexible supply, the industry has been facing upward pressure on labor costs, as well as higher turnover rates in some cases. In North America, the combination of a strong market and low unemployment in certain areas in which we operate has increased the recruiting cycle times for experienced miners and operators and for technical occupations. In South America, the region is experiencing pressure from organized labor groups to increase wages due to the recent high metal prices. In our Africa region, there is a shortage of qualified and experienced Tanzanians for senior and technical roles. This shortage has been addressed by contracting expatriates primarily from South Africa and Australia, but at significantly higher costs. In our Australia Pacific region, despite a trend of an increasingly mobile workforce between Australia and Papua New Guinea, there remain skill shortages in both countries, due in part to increased competition for high-caliber graduates entering the mining sector and high demand for and shortage of skilled trades (e.g. electrical and mechanical). Labor cost pressures have been most significant in our Australia Pacific region.
US Dollar Interest Rates
Short-term US dollar interest rates rose in the beginning of 2006 as the US Federal Reserve continued its tightening cycle. By mid-2006 the US Federal Reserve put this tightening cycle on hold, and we expect the yield curve to remain relatively flat as the US Federal Reserve sees inflation pressures moderating over time. Volatility in interest rates mainly affects interest receipts on our cash balances ($3.0 billion at the end of 2006), and interest payments on variable-rate debt (approximately $163 million at the end of 2006). The relative amounts of variable-rate financial assets and liabilities may change in the future, depending upon the amount of operating cash flow we generate, as well as amounts invested in capital expenditures.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 13

Operations Review
Selected Annual Information

($ millions, except per share,
per ounce/pound data in dollars)	Gold			Copper[1]
For the years ended December 31	2006	2005	2004	2006

Production (000s oz/millions lbs)[2]	8,643	5,460	4,958	367
Sales
000s oz/millions lbs[3]	8,390	5,320	4,936	376
$ millions[3]	$4,485	$2,350	$1,932	$1,151
Market price[4]	604	444	409	3.05
Realized price[4,5]	541	439	391	3.06
Total cash costs[2,4,6]	282	227	214	0.79
Amortization[2,4,7]	77	76	86	0.43
Total production costs[2,4]	$359	$303	$300	$1.22

	2006		2005	2004

Net income from continuing operations	$1,209		$395	$248
Net income from continuing operations – per share
Basic	1.44		0.74	0.47
Diluted	1.42		0.73	0.46
Net income	1,506		401	248
Net income per share
Basic	1.79		0.75	0.47
Diluted	1.77		0.75	0.46
Cash inflow (outflow) from continuing operations
Operating activities	2,122		726	509
Investing activities	(1,593)		(1,180)	(821)
Financing activities	(1,347)		93	740
Cash inflow from discontinued operations[8]	2,828		—	—
Cash position – end of year	3,043		1,037	1,398
Total assets[9]	21,373		6,862	6,287
Total long-term financial liabilities[10]	$3,394		$1,780	$1,707
Gold reserves (millions of contained ounces)	123.1	A	88.6	89.1
Copper reserves (billions of contained pounds)	6.0	A	—	—

1.	The 2005 and 2004 comparative periods for copper have been omitted as we did not produce any significant amounts of copper prior to the production from the copper mines acquired with Placer Dome.

2.	Gold production and total cash cost per ounce/pound/ton statistics reflect our equity share of production, including our equity share of production from the South Deep mine through November 30, 2006.

3.	Gold sales ($ millions) exclude the results of discontinued operations. Gold sales (000s oz/millions lbs) exclude the results of discontinued operations and reflect our equity share of sales.

4.	Per ounce/pound weighted average.

5.	The realized gold price in 2006 is inclusive of the opportunity cost of deliveries into gold sales contracts of $367 million, combined with Placer Dome gold hedge accounting adjustments of $165 million.

6.	Total cash costs per ounce/pound/ton statistics exclude amortization and inventory purchase accounting adjustments. Total cash costs per ounce/ pound/ton is a performance measure that is used throughout this MD&A. For more information see pages 34 to 36.

7.	Amortization includes inventory purchase accounting adjustments.

8.	In 2006, we received cash of approximately $1.6 billion from the sale of operations to Goldcorp and approximately $1.2 billion from the sale of the South Deep mine to Gold Fields Limited (“Gold Fields”).

9.	Total assets increased in 2006 largely due to the acquisition of Placer Dome that resulted in the recognition of assets totaling $15.3 billion.

10.	Total long-term financial liabilities increased in 2006 largely due to liabilities totaling $3.0 billion that were assumed in the acquisition of Placer Dome.
At the end of 2006, we had proven and probable gold reserves of 123.1 million ounces.1 We also reported gold mineral resources (measured and indicated) of 35.0 million ounces and inferred resources of 24.9 million ounces.2 We have proven and probable copper reserves of 6 billion pounds,2 with an additional 6.6 billion pounds of measured and indicated resources.2 Copper contained in Barrick’s gold reserves at year end 2006 was 1.2 billion pounds.2 Silver contained in our gold reserves at year end is 963.9 million ounces and is primarily derived from the Pascua-Lama deposit, one of the largest silver deposits in the world, which contains 689.3 million ounces of silver.2 By replacing gold and copper reserves depleted by production year over year,we can maintain production levels over the long term. If depletion of reserves exceeds discoveries over the long term, then we may not be able to sustain gold and copper production levels. Reserves can be replaced by expanding known ore bodies, acquiring mines or properties or discovering new deposits. Once a site with gold or copper mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. Given that exploration is speculative in nature, exploration projects may prove unsuccessful.

1.	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, 1.88 million ounces of the Cortez reserve, Buzwagi and Pueblo Viejo are classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128–136 of this Financial Report 2006.

2.	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128–136 of this Financial Report 2006.

A.	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, 1.88 million ounces of the Cortez reserve, Buzwagi and Pueblo Viejo are classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128–136 of this Financial Report 2006.

14 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Executive Overview and 2007 Outlook
Gold production in 2006 has increased substantially over the prior year due to contributions from our new mines, Tulawaka, Lagunas Norte,Veladero and Cowal, as well as production from the Placer Dome mines acquired in January 2006. Gold production in 2006 includes 2.56 million ounces from the acquired Placer Dome mines. In 2006, we also produced 367 million pounds of copper from two copper mines acquired with Placer Dome. Earnings and operating cash flow have increased substantially due to the higher gold production levels and higher realized gold prices, as well as the contribution from copper production at recent high copper prices. Earnings in 2006 also reflect a pre-tax $367 million opportunity cost relating to the voluntary delivery of 1.2 million ounces of gold production into fixed-price Corporate Gold Sales Contracts, and a pretax gain of $288 million on the sale of South Deep. Earnings on a per share basis reflect 322.8 million common shares issued in first quarter 2006 to acquire Placer Dome. In 2006, we completed the sale of certain Placer Dome operations to Goldcorp, and the sale of South Deep to Gold Fields. We also completed the acquisition of a 37.5% indirect interest in the Reko Diq copper project in Pakistan and acquired a 15% interest in NovaGold Resources Inc. (“NovaGold”). For more details please see pages 17 to 19.
Key Factors Affecting Earnings

For the years ended December 31	Refer
($ millions)	to page

Net income – 2005			$401
Increase (decrease)
Higher market gold prices[1]	7	$1,342
Less: impact of gold sales contracts[1]	7	(476)
Higher sales volumes gold[2]	20	429
Higher earnings from copper sales	20	767
Higher total cash costs	20	(461)
Higher interest expense		(119)
Higher exploration and project development expense	37	(149)
Higher income tax expense[3]	42	(387)
Special items[1,4]	16	265
Other		(106)

Total increase			$1,105

Net income – 2006			$1,506

1.	Our realized gold price was reduced during the year for the opportunity cost of deliveries into fixed-price Corporate Gold Sales Contracts of $367 million, combined with Placer Dome gold hedge accounting adjustments of $165 million. Had it not been for these items, our realized price would have been approximately $63 per ounce higher in 2006. The opportunity cost of deliveries into fixed-price Corporate Gold Sales Contracts and the Placer Dome gold hedge accounting adjustments have been excluded from the special items line on this table.

2.	Impact of changing sales volumes on margin between selling prices, total cash costs and amortization, but excluding inventory purchase accounting adjustments.

3.	Excluding the impact of the tax effects of special items.

4.	Special items are presented on a post-tax basis. See page 16 for a description of the special items.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 15

In 2006, we continued work on advancing our project pipeline, including our new Ruby Hill mine in Nevada, that began production in February 2007; Cortez Hills and Donlin Creek in North America; Pueblo Viejo in the Dominican Republic; Pascua-Lama in Chile/Argentina; Sedibelo in South Africa; Buzwagi and Kabanga in Tanzania; Fedorova in Russia; and Reko Diq in Pakistan. We generated substantial amounts of operating cash flow, over $2.1 billion. We generated $1.6 billion from the sale of operations to Goldcorp; $1.2 billion from the sale of South Deep; and $1 billion on issuance of copper-linked notes. We used $1.1 billion to fund 2006 capital expenditures and $1.8 billion to settle the acquired Placer Dome hedge position. Our closing cash position at the end of 2006 was $3.0 billion, which, when combined with future operating cash flow and other sources of liquidity, is expected to provide the funding for capital requirements associated with our project pipeline in the short term. We continue to have the gold mining industry’s only A credit rating (A–), as rated by Standard & Poor’s.
Special Items – Effect on Earnings Increase (Decrease) ($ millions)
For the years ended December 31

	Refer to	2006		2005		2004
	page	Pre-tax	Post-tax	Pre-tax	Post-tax	Pre-tax	Post-tax

Gain on sale of South Deep	19	$288	$288	$—	$—	$—	$—
Opportunity cost of deliveries into Corporate Gold Sales Contracts	7	(367)	(352)	(56)	(55)	(89)	(88)
Hedge accounting adjustments related to the acquired Placer Dome gold hedge position	7	(165)	(112)	—	—	—	—
Impairment charges on investments and other long-lived assets	40	(23)	(18)	(16)	(16)	(144)	(99)
Inventory purchase accounting adjustments		(108)	(87)	—	—	—	—
Changes in asset retirement obligation cost estimates at closed mines	41	(53)	(35)	(15)	(11)	(22)	(17)
Non-hedge derivative gains	41	—	29	6	4	5	9
Highland vend-in	19	51	51	—	—	—	—
Peruvian voluntary contribution	27	(8)	(6)	—	—	—	—
Deferred stripping accounting changes Cumulative effect		—	—	6	6	—	—
Resolution of Peruvian tax assessment
Outcome of tax uncertainties		—	—	—	—	—	141
Reversal of other accrued costs		—	—	—	—	21	15
Deferred tax credits due to change in tax status	64	—	31	—	5	—	81

Total		$(385)	$(211)	$(75)	$(67)	$(229)	$42

16 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

2007 Outlook

For the year ended December 31
($ millions except as otherwise indicated)	2007E

Gold
Production (millions of ounces)	8.1–8.4
Total cash costs[1] ($ per ounce)	$335–$350
Amortization[2] ($ per ounce)	$95
Copper
Production (millions of pounds)	400
Total cash costs[1] ($ per pound)	$0.90
Amortization[2] ($ per pound)	$0.30
Corporate administration expense	$140
Exploration expense	$170
Project development expense[3]	$190
Other operating expenses	$115
Interest income[4]	$130
Interest expense[5]	$95
Capital expenditures[6]	$1,100–$1,800
Tax rate[7]	30%

1.	Guidance reflects our equity share of production. Gold production is expected to be slightly lower in the first half of 2007 than in the second half of 2007. Total cash costs per ounce/pound/ton exclude amortization expense and inventory purchase accounting adjustments charged to cost of sales. Total cash costs per ounce/pound/ton is a performance measure that is used throughout this MD&A. For more information see pages 34 to 36.

2.	Increase in rates per ounce in 2007 principally reflects the final purchase price allocation for Placer Dome mines.

3.	Increase in 2007 mainly reflects higher development activity levels at projects.

4.	Higher interest income in 2007 mainly reflects expected higher average cash balances.

5.	Net of amounts capitalized of $140 million. Interest costs incurred are expected to increase in 2007 due to higher levels of debt outstanding after debt issuances in 2006. Interest expense is expected to decrease in 2007 as more interest is capitalized at acquired late-stage exploration and other projects including Cortez Hills, Donlin Creek, Pueblo Viejo, Buzwagi, Sedibelo, and Reko Diq.

6.	Higher capital expenditures in 2007 include construction costs expected at Buzwagi, Pascua-Lama and Pueblo Viejo totaling $900 million. Range is subject to the Company receiving the timely receipt of permits and construction approvals.

7.	Represents the underlying effective tax rate excluding the impact of deliveries into corporate gold sales contracts, as well as the impact of tax rate changes and changes in deferred tax valuation allowances. The effective tax rate for the full year is expected to be approximately 45% when the $629 million opportunity cost of delivering into gold sales contracts in a low tax-rate jurisdiction is included. As a result of these deliveries the tax expense in first and second quarters is expected to be based on the 30% underlying effective tax rate on income excluding this opportunity cost.
Our financial performance is affected by our ability to achieve targets for production volumes and total cash costs. We prepare estimates of future production and total cash costs of production for our operations. These estimates are based on mine plans that reflect the expected method by which we will mine reserves at each mine, and the expected costs associated with the plans. Actual gold and copper production and total cash costs may vary from these estimates for a number of reasons, including if the volume of ore mined and ore grade differs from estimates, which could occur because of changing mining rates; ore dilution; varying metallurgical and other ore characteristics; and short-term mining conditions that require different sequential development of ore bodies or mining in different areas of the mine. Mining rates are impacted by various risks and hazards inherent at each operation, including natural phenomena, such as inclement weather conditions, floods, and earthquakes, and unexpected labor shortages or strikes. Total cash costs per ounce/pound/ton are also affected by ore metallurgy that impacts gold and copper recovery rates, labor costs, the cost of mining supplies and services, foreign currency exchange rates and stripping costs incurred during the production phase of the mine. In the normal course of our operations, we attempt to manage each of these risks to mitigate, where possible, the effect they have on our operating results.
Acquisitions and Divestitures
Barrick has grown historically through a combination of organic growth through new mineral reserve discoveries and acquisitions. Most recently, the acquisition of Placer Dome has led Barrick to become the world’s preeminent gold mining company.
Acquisition of Placer Dome
In first quarter 2006, we acquired all the outstanding common shares of Placer Dome at a total cost of approximately $10.0 billion, including $1.3 billion in cash and 322.8 million Barrick common shares. We consolidated Placer Dome’s results of operations from January 20, 2006 onwards.
     Placer Dome was one of the world’s largest gold mining companies. It had 12 producing mines based in North America, South America, Africa and Australia/Papua New Guinea, and four significant projects that are in various stages of exploration/development. Placer Dome’s most significant mines were Cortez in the United States, Zaldívar in Chile, Porgera in Papua New Guinea, North Mara in Tanzania and South Deep in South Africa. The most significant projects were Cortez Hills and Donlin Creek in the United States, Pueblo Viejo in the Dominican Republic, and Sedi-belo in South Africa. The acquisition of Placer Dome was attractive principally due to proximity of both companies’ mining operations and the attractive pipeline of projects held by the combined company.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 17

     We believe that the business combination between Barrick and Placer Dome was an opportunity to create a Canadian-based leader in the global gold mining industry. This business combination further strength-ened our position in the industry, with respect to our reserves, development pipeline, production profile, and balance sheet. In the second quarter 2006, we completed the majority of integration activities for the Placer Dome mines and offices. The integration plan, which we began immediately following the acquisition of Placer Dome in first quarter 2006, focused on integrating people and mining operations of Placer Dome, consolidation of certain business functions and exploration offices, and elimination of redundancies between the two organizations. We have identified over $200 million in annual synergies from the combined companies and we expect to reach the $200 million annual synergies by the end of 2007. The synergies identified are in the following areas:
▪	Administration and offices globally – We expect this area to contribute about 25% of the total synergies. In 2006, we closed redundant offices around the world, including Placer Dome’s Brisbane office in Australia; Santiago office in Chile; and Reno and Denver offices in the US. Most head office functions have been transferred from Vancouver to Toronto. We have also begun to realize synergies from other consolidating activities around IT services, consolidated annual reporting, and establishment of regional shared service centers.

▪	Exploration – This area contributes about 25% of the total synergies. In 2006, synergies were realized mainly from a reduced total exploration expenditure on “new mine exploration” due to overlapping budgets and reduced exploration on existing Barrick and Placer projects as a result of more rigorous approval criteria for the combined company.

▪	Operations and technical services – This area comprises about 20% of the total synergies. Value is being driven from sharing of operational and maintenance best practices; project optimization; continuous improvement; strategic sourcing and supply chain management.

▪	Finance and tax – We captured significant value by capitalizing on opportunities for debt consolidation, reduced fees and costs, tax-related savings and insurance savings, which comprise about 30% of the total synergies.
We accounted for the acquisition of Placer Dome as a purchase business combination, with Barrick as the acquirer. The cost of acquisition has been allocated to the assets and liabilities acquired. The excess of the purchase cost over the net assets acquired represents goodwill arising upon the acquisition. Goodwill principally represents the advantage of sustaining and growing a portfolio of mining operations and will be enhanced in the combined business through finding new mineral reserves and synergies that are realizable from combining the operations of both companies.
     We believe that goodwill arises due to the benefits that can be realized from managing a portfolio of mines and mineral properties, rather than from individual mines. In managing a group of mines, we have the flexibility, through our regional business units, to allocate scarce resources such as capital and manpower to the best opportunities. We seek to sustain and grow the portfolio of mines in each region through locating new investment opportunities over time, thereby sustaining the region as a going concern and, as a consequence, goodwill value. The realization of synergies is managed at a regional level. Each region has identified potential synergies and is focused on the realization of those synergies. We believe that, based on the way we organize and manage our business, that goodwill is most naturally associated with our regional business units. Notwithstanding this belief, the allocation of goodwill to reporting units is determined by specific accounting rules that may preclude defining reporting

18 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

units to represent aggregations of mines. We are presently completing a process to determine the appropriate definition of reporting units for the allocation of goodwill, which could range from either individual mines up to aggregation of all mines in each regional business unit. On conclusion of this process the final allocation of goodwill to reporting units will be completed. For further information on goodwill allocation and goodwill impairment testing see page 61.
Sale of Certain Placer Dome Operations to Goldcorp
In second quarter 2006, we completed the sale of shares of Placer Dome (CLA) Limited to Goldcorp Inc. under a sale agreement that was entered into with Goldcorp at the time of our original offer to acquire Placer Dome. On completion of the transaction, Goldcorp assumed interests and liabilities in all of Placer Dome’s Canadian operations (other than its office in Vancouver), including all mining, reclamation and exploration properties, Placer Dome’s interest in the La Coipa mine in Chile, and a 40% interest in the Pueblo Viejo project in the Dominican Republic, for cash consideration of $1.6 billion. We recognized that we would be able to create more value with the remaining Placer Dome assets, after selling Placer Dome’s Canadian operations to Goldcorp. The results of these operations were consolidated until closing of the sale (May 12, 2006), and are presented under discontinued operations in the Financial Statements. No gain or loss arose on closing of the transaction.
Acquisition of Interest in Reko Diq
In third quarter 2006, we completed the acquisition of a 50% interest in Atacama Copper Pty Ltd. (“Atacama”), which has a 75% interest in the Reko Diq project in Pakistan and associated mineral interests. The Reko Diq project is located in a mining district which has significant gold and copper porphyry deposits as part of an extended gold and copper belt. We paid cash consideration of $123 million, including the cost of acquiring a claw-back right held by BHP Billiton and we are committed to fund our share of an exploration program at Reko Diq.
Sale of South Deep Mine to Gold Fields Limited
In fourth quarter 2006, we sold our 50% interest in the South Deep mine to Gold Fields for consideration of $1.5 billion, of which approximately $1.2 billion was paid in cash and the balance in Gold Fields shares with a value of $308 million on closing. As with the sale of Placer Dome’s Canadian operations to Goldcorp, the sale of South Deep to Gold Fields made sense strategically as we optimize our portfolio of operating mines by selling non-strategic assets. The results of the South Deep mine for 2006 have been presented under discontinued operations in the Financial Statements. A gain on sale of $288 million was recorded on closing within discontinued operations. Our consolidated gold production and total cash costs per ounce statistics include South Deep up until November 30, 2006.
Vend-in of assets to Highland
On November 17, 2006, we entered into an agreement with Highland to transfer ownership of certain companies holding Russian and Kyrgyz licenses in return for 34.3 million Highland common shares, increasing our ownership of Highland from 20% to 34%. In effect, we have contributed our 50% interest in the Taseevskoye deposit, as well as other exploration properties in Russia and Central Asia, to Highland, thereby consolidating ownership of these properties under one company. As part of the transaction, we have seconded several of our employees to Highland, and have received two additional Board seats. Completion of the transaction occurred on December 15, 2006. On closing, the fair value of Highland common shares exceeded the carrying amount of assets exchanged by $76 million. We recorded this difference as a gain of $51 million in other income/expense to the extent of the ownership in Highland held by independent third parties, and the balance of $25 million as a reduction in the carrying amount of our investment in Highland. The Fedorova PGM deposit is not included in this transaction.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 19

Consolidated Gold and Copper Production, Sales and Costs
In 2006, gold production increased by about 3.2 million ounces over the prior period, primarily due to the acquired Placer Dome mines and also due to production from our new mines, Tulawaka, Lagunas Norte, Veladero and Cowal, partially offset by lower production at Goldstrike and Kalgoorlie.
     Realized gold prices of $541 per ounce in 2006 were $102 higher than in 2005, principally due to higher market gold prices. Realized gold prices in 2006 reflect a reduction of $532 million or $63 per ounce due to i) $165 million hedge accounting adjustments relating to the acquired Placer Dome gold hedge position, from the date of acquisition through the date the position was eliminated, and ii) $367 million from the voluntary delivery of 1.2 million ounces into our fixed-price Corporate Gold Sales Contracts at average prices below the prevailing spot price. Cash margins on gold, representing the difference between realized gold selling prices and total cash costs, increased by $47 per ounce, or 22% in 2006 compared to 2005, as gold price increases have more than offset increases in total cash costs over the same period. Excluding the impact of hedge accounting adjustments and deliveries into fixed-price Corporate Gold Sales Contracts, margins would have increased by $110 per ounce or 52%. As of February 21, 2007, we fully eliminated the remaining fixed-price Corporate Gold Sales Contracts. We further expect to eliminate the entire Floating Spot-Price Gold Sales Contracts position through deliveries of gold production before the end of the second quarter of 2007. This is expected to result in a reduction to our pre-tax income and cash flow of $572 million in first quarter 2007, and $76 million in second quarter 2007 (assuming an average prevailing spot gold price of $650 per ounce).
     Realized copper prices also increased significantly over the course of 2006, reflecting the trend of higher market copper prices. The realized copper price for 2006 was reduced by $28 million or $0.07 per pound for hedge accounting adjustments primarily relating to premiums paid for copper put options purchased in early 2006. Future realized copper prices will be impacted by the copper-linked notes issued in 2006. Under this issuance, we will receive $3.08 per pound for a total of 285 million pounds of copper sales in the period 2007 to 2009, including 129 million pounds in 2007. In February 2007, we entered into a transaction where we can participate in stronger copper prices up to $3.50 per pound, while maintaining a floor price of $3.00 per pound, on the remaining 274 million pounds of copper in copper-linked notes.
Consolidated Cost of Sales/Total Cash Costs of Gold1,2

	in millions			per ounce
For the years ended December 31	2006	2005	2004	2006	2005	2004

Cost of goods sold[1,2,3]	$2,388	$1,357	$1,217	$285	$255	$248
Currency/commodity hedge gains	(100)	(110)	(100)	(12)	(21)	(19)
By-product credits	(123)	(132)	(146)	(15)	(25)	(30)
Royalties/production taxes	177	81	65	21	16	13
Accretion/other costs	28	11	11	3	2	2

Cost of sales/Total cash costs[1]	$2,370	$1,207	$1,047	$282	$227	$214

1.	Total cash costs and cost of sales both exclude amortization and inventory purchase accounting adjustments – see page 36.

2.	Excludes costs of sales related to discontinued operations and non-controlling interests.

3.	At market currency exchange and commodity rates.
Cost of goods sold on a per ounce basis for 2006 was higher than 2005 and 2004, primarily because, on average, costs at the acquired Placer Dome mines are higher than at our legacy mines. Costs also reflect the effects of rising commodity and consumable prices and processing of lower-grade ore at some mines, partly offset by lower-cost production in 2006 from Lagunas Norte that began operations in the second half of 2005. Royalty expenses increased in 2006 largely due to the impact of higher market gold prices.

20 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Results of Operating Segments
In our Financial Statements, we present a measure of historical segment income that reflects gold sales and copper sales at average consolidated realized gold and copper prices, respectively, less segment expenses and amortization of segment property, plant and equipment. Our segments mainly include producing mines and development projects. We monitor segment expenses using “total cash costs per ounce/pound/ton” statistics that represent segment cost of sales divided by ounces of gold, pounds of copper sold or tons processed in each period. The discussion of results for producing mines focuses on this statistic in explaining changes in segment expenses.
     Conducting mining activities in certain countries outside North America subjects us to various risks and uncertainties that arise from carrying on business in foreign countries including: uncertain political and economic environments; war and civil disturbances; changes in laws or fiscal policies; interpretation of foreign taxation legislation; and limitations on repatriation of foreign earnings. We monitor these risks on an ongoing basis and mitigate their effects where possible, but events or changes in circumstances could materially impact our results and financial condition.
     For projects, we prepare estimates of capital expenditures, reserves and costs to produce reserves. We also assess the likelihood of obtaining key governmental permits, land rights and other government approvals. Estimates of capital expenditures are based on studies completed for each project, which also include estimates of annual production and production costs. Adverse changes in any of the key assumptions in these studies or other factors could affect estimated capital expenditures, production levels and production costs, and may affect the economic feasibility of a project. We take steps to mitigate potentially adverse effects of changes in assumptions or other factors. Prior to the commencement of production, the segment results for projects reflect expensed mine start-up costs. For a discussion of our significant projects, see pages 24 to 34. See also Note 4 to the Financial Statements for information on our reportable segments.
Regional Production and Total Cash Costs

	Production			Total cash costs
	(000s ozs/millions lbs)			($ per oz/lb)
Year ended December 31	2006	2005	2004	2006	2005	2004

Gold
North America	3,372	2,863	2,963	$314	$244	$223
South America	2,104	1,234	646	147	126	111
Australia Pacific	2,220	934	999	353	257	229
Africa	914	398	350	315	336	284
Other	33	31	—	481	303	—

Total	8,643	5,460	4,958	282	227	214

Copper[1]
South America	308	—	—	0.62	—	—
Australia Pacific	59	—	—	1.53	—	—

Total	367	—	—	$0.79	$—	$—

1.	The 2005 and 2004 comparative periods for copper have been omitted as we did not produce any significant amounts of copper prior to the production from the copper mines acquired with Placer Dome.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 21

Consolidated Operational Trends – Gold
Over the past three years, we have seen an increasing trend of ore tons mined along with a higher proportion of waste tons, as a result of waste stripping at some of our mines. The higher tons mined and processed are due to a combination of opening new mines, the acquired Placer Dome mines and productivity improvements at our existing mines. The increase in tons processed has allowed us to increase gold production over the three-year period. We have been successful in containing mining costs per ton over the last three years, but the mining of more waste tons and higher processing costs per ton have been significant factors that have caused total cash costs per ounce to increase over this period.

1.	All amounts presented are based on equity production.

1.	All amounts presented are based on equity production.

2.	New mines include: Tulawaka, Lagunas Norte, Veladero and Cowal.
In 2006, total ore tons mined increased to a greater degree than ore tons processed. This is as a result of fewer tons placed on the leach pad at Round Mountain in 2006, due to layback work done earlier in the year, combined with reduced throughput at Kalgoorlie caused by harder ore. In 2007, we expect waste tons mined will increase due to higher waste stripping at some of our mines, particularly Goldstrike. High gold prices allow us to mine and process material in areas that were previously uneconomic in a lower gold price environment, which, while leading to higher average total cash costs, enables us to generate an operating contribution from low-grade material and extend mine lives. Process-related improvements have also resulted in improved throughput and expanded capacity at some processing facilities. For example, ore chemistry effects that had temporarily limited throughput at the Goldstrike processing facilities during 2006 were partially mitigated by blending concentrate material with long-term stockpile ore.

22 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

1.	All amounts presented based on equity production. Average mill head grades are expressed as the number of ounces of gold contained in a ton of ore processed. Average mill head grades for new mines include those mines that have commenced production beginning in 2005 and into 2006 (Tulawaka, Lagunas Norte, Veladero and Cowal). Reserve grade represents expected grade over the life of the mine and is calculated based on reserves reported at the end of the immediately preceding year. 2004 and 2005 data exclude reserve grades for former Placer Dome mines. 2006 data includes reserve grade data for Placer Dome mines based on reserve data from Placer Dome’s fourth quarter 2005 report.
Average mill head grades in 2006 decreased slightly from 2005. This is primarily due to lower ore grades at Goldstrike, as a result of processing from low-grade long-term stockpiles in 2006, and at Kalgoorlie, due to lower than expected ore grades, partly offset by higher ore grades at our new Lagunas Norte mine. We have been mining close to average reserve ore grade in the past three years. In 2007, we expect average mill head grades to decrease as a result of processing from lower-grade stockpiles at Goldstrike for eight months of the year due to waste stripping in the open pit, and as a result of mining at or near reserve grade at Veladero and Lagunas Norte. With the processing of lower average ore grades and higher waste stripping, production is expected to decrease slightly in 2007 and total cash costs are expected to increase.

1.	Total cash costs per ounce/pound/ton statistics exclude amortization and inventory purchase accounting adjustments. Total cash costs per ounce/ pound/ton is a performance measure that is used throughout this MD&A. For more information see pages 34 to 36.
Industry wide cost pressures for consumables and labor in particular have caused upward pressure on processing total cash costs per ton. A continuation of this trend, together with processing low-grade stockpiles at Goldstrike and higher waste tons mined due to waste stripping at some of our mines, are contributing to expected higher total cash costs per ounce in 2007.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 23

Operating Segments – Gold
North America
Producing Mines
Through the Placer Dome acquisition (after taking into account the sale of assets to Goldcorp) we acquired four producing mines in North America. The mines acquired from Placer Dome are Cortez (60% owned), Turquoise Ridge (75% owned) and Bald Mountain in Nevada, and Golden Sunlight in Montana. We also acquired three significant projects in North America: Cortez Hills, within the Cortez Joint Venture area of interest in Nevada (60% owned); Pueblo Viejo in the Dominican Republic (60% owned); and Donlin Creek in Alaska (30% owned with earn-in rights to 70%).
     In 2006, the region produced 3.4 million ounces of gold (2005: 2.9 million ounces) at total cash costs of $314 per ounce (2005: $244 per ounce) in line with the guidance for 2006. The 18% increase in gold production over the prior year period was primarily due to the acquired Placer Dome operations, partially offset by lower production at Goldstrike, Eskay Creek and Round Mountain. Although gold production at Cortez lagged expectations earlier in 2006, due to layback work resulting in lower processed ore grades, full-year production was higher than expected due to better than planned ore grades encountered in the second half of 2006. At Golden Sunlight, production was lower than expected due to high-wall instability issues experienced during the first half of the year, which limited access to high-grade ore for the remainder of the year. Excavation and development of the new North Ramp pit access at the Golden Sunlight mine was completed in August and ground monitoring equipment was put in place to help mitigate the impact of future slides, but the site is nonetheless vulnerable to continued high-wall instability challenges. We are advancing feasibility studies that could result in mine expansion and higher levels of production at Bald Mountain beginning in 2009, subject to the timing of permitting. Lower production from Goldstrike in 2006 was primarily attributed to lower-grade ore processed from the open-pit stockpiles and ore chemistry effects that temporarily limited throughput at the Goldstrike processing facilities. In fourth quarter 2006, we were able to partially mitigate the above ore chemistry effects by blending concentrate material with long-term stockpile ore. At Eskay Creek, fewer tons at lower grades are being mined as the mine reaches the end of its reserve life. At Round Mountain, layback efforts during the year as part of the planned pit expansion project, resulted in fewer ore tons mined and more waste. This was partly mitigated by higher than planned ore grades during the year.

24 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

     Total cash costs per ounce increased by 29% over the prior year period. Higher costs resulted primarily from higher prices paid for input commodities and consumables used in the production process, and higher royalties and production taxes due to higher market gold prices. The region’s major consumables such as tires, labor, cyanide, propane and diesel experienced an increase in price of 15% to 25%, which accounts for the majority of the increase in total cash costs per ounce. These cost increases were partially mitigated by higher than expected silver by-product credits at Eskay Creek due to high market silver prices ($4 per ounce) and better than expected silver grades, and lower power costs at Goldstrike due to the commissioning of the Western 102 power plant. Year-to-date power savings from the Western 102 power plant, compared to local public utility rates, are estimated at $9 per ounce for the Goldstrike property and $5 per ounce for the region.
     In 2007, we expect gold production of 3.150 to 3.250 million ounces at total cash costs of $370 to $385 per ounce from the North America region. Production is expected to be lower than 2006 as increases in production due to the start-up of the Ruby Hill and Storm mines is expected to be more than offset by lower production at Goldstrike and Round Mountain. Gold-strike will be processing lower-grade ore stockpiles for about eight months of the year due to waste stripping in the open pit. Production is expected to be lower at Bald Mountain due to lower ore grades, partly offset by higher ore tons processed. Total cash costs per ounce for the region is expected to be higher than 2006 due to general inflationary cost pressures, the start up of the Ruby Hill and Storm mines, and higher waste tons mined at some of our mines.
Significant Projects
Ruby Hill is an open pit mine with primarily oxide material. Actual construction costs are expected to be below the estimate of $75 million, including almost $30 million in new mining equipment and processing upgrades. Ore processing includes on-site gold recovery by zero-discharge heap leach and carbon column facilities. At the end of 2006, Ruby Hill had proven and probable reserves of 1.1 million ounces of gold.1 First gold production occurred in February 2007 and the mine is expected to produce about 120,000 ounces at total cash costs of $240 to $250 per ounce for 2007.
     Cortez Hills is our most advanced project and is currently in the permitting stage. The project involves the development of two adjacent deposits – Cortez Hills and Pediment – within the Cortez Joint Venture area of interest. The project will be developed as two open pits with part of the deposit potentially to be mined by underground mining methods. In 2006, activities included the procurement of mining equipment, the construction of the F-Canyon power line, and underground exploration decline development. Geological, geotechnical and hydrological site data continues to be collected for use in the underground pre-feasibility study. In 2007 we expect to advance exploration drilling by approximately 200,000 feet, and complete the detailed engineering and planning. The project construction budget is $480 million to $500 million2 (100% basis). Construction activities are expected to last 15 months and will commence once the Environmental Impact Study Record of Decision is obtained, which is anticipated to be received in 2008. Our share of production from Cortez is expected to average 425–440 thousand ounces at total cash costs of $290 to $300 per ounce in the first 10 years after production commences from Cortez Hills.

1.	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128–136 of this Financial Report 2006.

2.	Excluding capitalized interest.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 25

     In May 2006, a joint venture agreement with Goldcorp was finalized, which establishes Barrick as the 60% owner and operator of the Pueblo Viejo project. The Pueblo Viejo project is located in the Domini-can Republic, 15 kilometers southwest of the provincial capital of Cotui and approximately 100 kilometers northwest of the national capital, Santo Domingo. The access to the property is via paved national highways which will require minor repairs to allow for transportation of heavy equipment to the site. We initiated a project review in March 2006 and must give notice to the government by February 2008 whether we plan to proceed with development. Since last March, we have updated capital costs estimates, re-evaluated the process flowsheet, optimized the project and carried out an exploration program. Our review has resulted in a new silver process that is expected to increase silver recovery from 5% to 84%; inclusion of a copper recovery circuit; and potential inclusion of a zinc recovery process (currently being tested). The project has high power requirements due to high levels of sulphur contained in the ore and we are investigating options for the sourcing of power. At year end, our share of proven and probable gold reserves at Pueblo Viejo was 10.9 million ounces.1 We also reported measured and indicated resources of 1.3 million ounces and 2.7 million ounces in the inferred category.2 Annual gold production in the first full five years of production is expected to be between 775 to 800 thousand ounces of gold at total cash costs of $180 to $19 0 per ounce. Concurrent with the review and update of the feasibility analysis, activities relating to government and community relations and environmental permitting for the mine are ongoing.
     An updated capital cost estimate for the Pueblo Viejo project was completed in 2006. The revised cost estimate is $2.1 billion to $2.3 billion3, an increase from the $1.35 billion estimated in the feasibility analysis prepared by Placer Dome in 2005. The increase is due to the effect of design adjustments, capital required to enable recovery of the by-product metals (copper, silver, and zinc) and significant inflationary cost pressures in the industry (reflecting the cost environment prevailing in late 2006). Our 2007 objectives are to complete engineering, confirm zinc assumptions and test program; complete negotiations with the government; finalize a power sourcing strategy; continue to expand the community development programs; and advance exploration and metallurgical programs.
     The Donlin Creek project is a large refractory gold deposit in Southwestern Alaska, under lease from two Alaska aboriginal corporations until 2015 and for so long thereafter as mining operations are carried out on the property. The Donlin Creek property is being explored and developed under a Mining Venture Agreement (“MVA”) between NovaGold and Barrick, entered into in November 2002. Under the terms of that agreement, we currently hold a 30% interest in the project with the right to increase that interest to 70% by satisfying the following conditions on or before November 12, 2007: (1) funding of $32 million of exploration and development expenditures on the project; (2) delivering a feasibility study to NovaGold meeting the requirements set out in the MVA; and (3) obtaining the approval of Barrick’s Board of Directors to construct a mine on the property. The funding condition was satisfied in March 2006. Since acquiring control of Placer Dome, we have moved decisively to ensure that the appropriate financial, technical and human resources are being devoted to the timely completion of the required feasibility study at Donlin Creek and fulfill the back-in requirements to increase our stake in Donlin Creek to 70%. In addition, we have assigned technical personnel from both inside of

1.	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Pueblo Viejo is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128–136 of this Financial Report 2006.

2.	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128–136 of this Financial Report 2006.

3.	Excluding capitalized interest.

26 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Barrick and externally to ensure that the challenges and opportunities of the project are properly assessed and exploited. In 2006, we spent approximately $55 million to advance technical work relating to mine design, geotechnical engineering, metallurgical process design and environmental baseline studies. Approximately 92,800 meters of core drilling in 327 holes was completed by the end of 2006. Our share (at 30%) of measured and indicated resources has increased to 5.9 million ounces1 from 4.4 million ounces noted at the beginning of the year due in part to the conversion of inferred resource ounces during the year. Our share of the inferred resource, as previously estimated by Placer Dome, has been reduced from 4.1 million ounces to 0.5 million ounces1 due to the conversion of 1.5 million ounces to indicated status and the removal of 2.1 million ounces from the inferred category. In 2007, our project budget is $87 million and includes costs to complete the pre-feasibility and feasibility studies. The 2007 drilling program includes 70,000 meters of infill drilling and in-pit exploration that is not required for the feasibility study. Government and local community relations will continue to be a focal point as the project moves forward.
South America
Producing Mines
In 2006, gold production in the region was 2.1 million ounces (2005: 1.2 million ounces) at total cash costs of $147 per ounce (2005: $126 per ounce). Gold production increased by 71% over the prior year period mainly due to the benefit of a full year of production from both Lagunas Norte and Veladero, both of which commenced production in the second half of 2005. Production was higher than the initial guidance, mainly because of better than expected production from Lagunas Norte, which produced 1.1 million ounces as a result of increased capacity at the primary crusher and higher gold recovery rates. Veladero and Pierina both performed as planned, including strong fourth quarter 2006 gold production at Veladero after transitioning of mining from the Filo Mario pit to the higher-grade Amable Pit.
     Despite industry-wide inflationary cost pressures during 2006, including rising commodity prices, the South America region was able to limit the impact on its mining operations with the increasing contribution from low-cost mines such as Lagunas Norte, as well as cost saving initiatives, with a particular emphasis on tire maintenance and diesel consumption. In 2006, total cash costs per ounce were lower than the initial guidance due to lower waste tons mined, resulting in lower mining costs combined with higher ore grades at Lagunas Norte. In October 2006, industrial users of diesel fuel renewed their price control subsidy contracts with the Argentinean government. The contracts were renewed at market rates with the effect that our cost for diesel fuel has increased by about 30% from previously contracted rates. The effect of the price increase in 2006 was only about $1 per ounce, while in 2007, the estimated effect is an increase in total cash costs for the region of $6 per ounce. In 2006, we also incurred approximately $8 million relating to a voluntary contribution in Peru that will be paid to benefit Peruvian communities. This amount has been recorded as part of other operating expense.

1.	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128–136 of this Financial Report 2006.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 27

     In 2007, we expect gold production of 1.850 to 1.925 million ounces at total cash costs of $230 to $245 per ounce. Production is expected to be lower than 2006 primarily due to lower ore grades at Lagunas Norte. Total cash costs per ounce are expected to be higher than 2006 due to the impact of lower production at Lagunas Norte, higher waste stripping costs at Veladero as mining transitions to the Filo Federico pit, combined with inflationary cost pressures.
Significant Projects
In 2004, we made a decision to proceed with the development of the Pascua-Lama project, contingent on obtaining the necessary permits, approvals and resolving certain fiscal matters. The Pascua-Lama project is unique in that it is a bi-national project with a mineral deposit that spans the border between Argentina and Chile. It is located in the Frontera District within approximately 10 kilometers of our Veladero mine. The project is at an elevation of 3,800 to 5,200 meters. Pascua-Lama’s proximity to Veladero is expected to provide benefits during both the construction phase and once operations have commenced, derived from shared infrastructure, local supplier development, training and employee development. As well, we expect that the construction of Pascua-Lama will benefit from our experience in constructing Veladero, a mine that was very similar in terms of the challenges for construction. In February 2006, the Pascua-Lama project was granted approval by the Chilean environmental regulatory authorities in Resolution RCA 024. The Resolution imposes other conditions on the development of the project, the implications of which have resulted in the reclassification of about 1 million ounces of reserves to mineralized material for reporting purposes. In December 2006, the Province of San Juan, Argentina issued its Declaration of Environmental Impact Assessment which approves the environmental permit submission in Argentina. We are developing detailed engineering plans and have begun submission of documentation to obtain the administrative and sectoral approvals and permits that are required prior to initiating construction in either country. In addition, the governments of Chile and Argentina must resolve certain remaining fiscal matters, including taxation, relating to the bi-national project. The timing of receipt of approvals for permitting and licensing, cross-border approvals and operating issues and fiscal tax and royalty items are largely beyond the control of the Company. The project team is using this period to advance activities possible within the current permitting outline, including site topography and control surveys, as well as detailed geotechnical and geotectonic information required for sectoral permitting.
     At the end of 2006, Pascua-Lama had gold reserves of 17.0 million ounces1, 1.4 million ounces less than previously estimated due principally to the reclassification of approximately 1 million ounces of reserves to mineralized material as a result of the conditions of the Resolution. Pascua-Lama also has 689 million ounces of silver and 565 million pounds of copper contained in the gold reserves.1 In 2006, we updated our feasibility study, including capital and operating cost estimates for the Pascua-Lama project from those estimates that were previously completed in June 2004. The total estimated cost of construction is $2.3 billion to $2.4 billion, an increase from the previous cost estimate of $1.4 to $1.5 billion2 provided in July 2004. The increase in capital cost is due primarily to inflationary cost pressures (reflecting the cost environment prevailing in late 2006). Although inflationary cost pressures have increased the capital and operating cost estimates at Pascua-Lama, we are currently evaluating possible improvement opportunities that may enhance project economics. Initial annual gold production in the first five years at Pascua-Lama is expected to be between 750 to 775 thousand ounces at total cash costs of $40 to $50 per ounce.

1.	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128–136 of this Financial Report 2006.

2.	Excluding capitalized interest.

28 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Australia Pacific
Producing Mines
Through the Placer Dome acquisition, we acquired four producing gold mines and a copper-gold mine. The acquired Placer Dome gold mines are Porgera (75% owned) in Papua New Guinea, and Kanowna, Granny Smith and Henty, in Australia. Gold production for the region in 2006 was 2.2 million ounces (2005: 0.9 million ounces), at total cash costs of $353 per ounce (2005: $257 per ounce). The increase in gold production in 2006 was mainly due to the contribution from the acquired Placer Dome mines, combined with production start-up at our newly constructed Cowal mine, partially offset by lower production from Kalgoorlie. Total gold production for 2006 was slightly below the initial guidance, mainly due to lower production at Kalgoorlie and a small delay in the start-up at Cowal.
     Total cash costs per ounce were higher in 2006 compared to the prior year, and also higher than the most recent guidance issued in second quarter 2006 of $330 to $345 per ounce, due to higher currency exchange rates and higher costs for labor and input commodities, including diesel fuel. Higher maintenance costs, as equipment fleets age, and the lower production levels at some mines also contributed to the higher total cash costs per ounce. To help mitigate rising oil prices and control the cost of fuel consumption, we put in place a fuel hedge position.
     At Kalgoorlie, production in 2006 was lower than the prior year due to reduced throughput caused by harder ore, together with lower than expected ore grades. Throughput improvements were expected through the replacement of a damaged girth gear earlier in the year, but these improvements were offset by the effect of more abrasive, harder ore than originally anticipated. A number of improvement programs have been commenced, designed to address key issues such as shovel and truck productivity and mill throughput.
     At Porgera, remediation of the West Wall cutback has precluded mining of Stage 5 of the pit, with consequent lower production levels until mining of higher grade ore recommences. Installation of a buttress was completed in December 2006, and the mine is in the process of removing the buttress ramps, which is the critical path to recommence mining on Stage 5. We expect the first blast to take place in February 2007. Mill feed at Porgera in 2006 principally came from low-grade long-term stockpiles. On December 13, 2006, an explosion caused by a lightning strike resulted in substantial damage to the Hides Power Station, Porgera’s main source of power. There were no serious injuries, but extensive damage to the power station resulted in a reduction of production capacity to approximately half of normal levels. We expect that production will return to normal levels near the end of the first quarter 2007, after repairs to the power station are completed. A claim under our business interruption insurance policy has been initiated to compensate for the lost production.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 29

     Our newly constructed Cowal mine went into production in May of 2006. The total cost of construction of the mine was $417 million. The projected cost of construction exceeded the $335 million previously estimated in 2005 due to construction delays that resulted in an increase in the construction workforce as attempts were made to meet the planned timing of the project, and due to greater than expected input costs, including labor, contractors, steel and fuel. Gold production was below expectation during the start-up phase as the grade of the soft oxide ore underperformed against plan, but has since improved with the installation of the ball mill. Production during first quarter 2007 could be impacted by a shortage of process water as a result of the drought affecting the area. To mitigate the effects of the drought, we have secured supplies of water from alternate sources and are in the process of constructing additional water storage facilities.
     In November 2006, we signed a sale agreement for disposition of our Paddington operations in Australia for $39 million. The Paddington operations, which form part of our Kanowna mine acquired in the acquisition of Placer Dome, consist of the Paddington mill and certain tenements in the region near the mill. The transaction is expected to close in the first quarter of 2007.
     In 2007, we expect gold production of 2.2 to 2.3 million ounces at total cash costs of approximately $385 to $400 per ounce. Gold production is expected to be similar to 2006, with higher production from Porgera and Cowal offset by lower production at Kanowna and Granny Smith. The expected increase in production is primarily due to higher ore grades at Porgera and the first full year of production from Cowal. The expected decrease at Kanowna is due to lower production as a result of the sale of the Paddington assets. At Granny Smith, lower ore grades are expected due to the depletion of the Wallaby open pit deposit and the processing of low-grade stockpiles.
Total cash costs per ounce are expected to be higher in 2007 due to a higher average currency hedge rate combined with higher waste tons mined at some mines and inflationary cost pressures relating to labor and other consumables.
Africa
Producing Mines
Through the Placer Dome acquisition, we acquired two producing gold mines in Africa, South Deep (50%) in South Africa, and North Mara in Tanzania. As described on page 19, we completed the sale of South Deep to Gold Fields in 2006. Gold production for 2006 was 0.9 million ounces (2005: 0.4 million ounces), at total cash costs of $315 per ounce (2005: $336 per ounce). Gold production and total cash costs per ounce were both within the ranges of guidance issued for 2006. Production for 2006 was higher than the prior year due to the contribution from the acquired Placer Dome mines, together with higher

30 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

production at Bulyanhulu and Tulawaka. North Mara’s production was positively impacted by the results of mining the Gokona ore body rather than processing of predominantly lower-grade stockpiles. At Tulawaka, higher production in 2006 was a result of more hours available to process material, as well as higher ore grades and increased throughput due to the processing of softer oxide ore. Production at Bulyanhulu improved as a result of the completion of projects to remove technical constraints to hoisting and plant throughput rates.
     Production at South Deep was lower than expected as a result of the skip accident that occurred in second quarter 2006. A fully loaded skip fell down the main shaft in May during routine maintenance, resulting in the restricted production for the remainder of the year being hoisted from the lower capacity south shaft. An underground fire broke out in August 2006, resulting in some of the higher grade mining areas becoming inaccessible during the remainder of 2006, which also impacted gold production levels.
     During fourth quarter 2006, we reached an agreement in principle with the Tanzanian government to make additional annual payments under the Mining and Development Agreements (“MDA”). Under the agreement, Barrick will pay $7 million per year to the Government, and has committed to make more use of Tanzanian supplies and services. We expect the agreement to be concluded early in 2007 and we have accrued $7 million at December 31, 2006. This amount has been recorded in other operating expense in the Financial Statements. The payment of this amount will be reviewed by both parties should economic conditions deteriorate.
     Higher production at North Mara, Bulyanhulu and Tulawaka, partly offset by higher labor and contractor costs, had a favorable impact on total cash costs per ounce compared to the prior year. Increases in labor cost for the region caused an increase in total cash costs of approximately $6 per ounce. As with our mines in other regions, higher input commodity prices are leading to higher cash costs. In the Africa region, input commodity prices are controlled by means of using preferred suppliers. Freight and shipping costs are significant, but through proper planning and logistics, freight and shipping costs on input commodities can be effectively controlled. The regional supply chain team is in the process of implementing forward purchase agreements on critical supply items.
     At South Deep, business interruption insurance has mitigated the impact on total cash costs of the skip accident in the main shaft. In 2006, insurance proceeds related to the skip accident, included in total cash costs, including the share attributed to Gold Fields, totaled $22 million. Substantially all insurance proceeds related to the underground fire will be to the account of Gold Fields.
     In 2007, we expect gold production of 0.825 to 0.875 million ounces at total cash costs of $310 to $325 per ounce from the Africa region. We expect lower production in 2007 as increases in production at Bulyanhulu and Tulawaka are more than offset by the impact of the sale of our 50% interest in South Deep in late 2006, in which our share of production in 2006 was approximately 124,000 ounces. Total cash costs per ounce for the region are expected to be slightly lower than 2006 primarily as a result of the sale of the higher cost South Deep mine and higher production at Tulawaka, partially offset by higher labor and consumables costs.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 31

Significant Projects
The Buzwagi project is located within the highly prospective Lake Victoria Greenstone Belt in Tanzania on excellent terrain, which is relatively flat, open land. This is expected to simplify project execution. Buzwagi’s proximity to our other operations in the area (Bulyanhulu and Tulawaka) is expected to benefit its operations due to shared infrastructure, training and employee development. In addition, Buzwagi has the best access to infrastructure of all our Tanzanian properties. A paved road connects the site to a rail line that passes only 40 kilometers from the property. Buzwagi has a proven and probable reserve of 2.6 million ounces and measured and indicated resources of 0.4 million ounces of gold1. In 2006, activities included exploration drilling and the completion of a feasibility study. In early 2007, the MDA was approved by the Tanzanian government. We are now awaiting approval of the Environmental Impact Assessment, which is expected to be received by the end of first quarter 2007. Following approval, we intend to start the two-year construction phase in late 2007, at an estimated total cost of $400 million.2 The team that is currently in place to build Buzwagi is virtually unchanged from the team that built Tulawaka.
Operating Segments – Copper
With the acquisition of Placer Dome, we acquired Zaldívar, a copper mine in Chile, and Osborne, a copper-gold mine in Australia. At Zaldívar, we produced 308 million pounds of copper in 2006 at total cash costs of $0.62 per pound. Zaldívar exceeded targeted production, despite damage to the stockpile building and conveyor in June 2006. Temporary repairs were made over a matter of weeks to mitigate the effects on production schedules and the new building will be erected as part of scheduled maintenance in early 2007. Total cash costs per pound were better than expected due to the higher production levels achieved.
     At Osborne, copper production in 2006 was 59 million pounds of copper at total cash costs of $1.53 per pound. Production in 2006 was slightly below guidance due to lower ore grades and throughput as a result of delays in the construction of a paste fill plant. The delays restricted access to the higher-grade ore areas of the underground mine. The total cash costs per pound for the year were above guidance mainly because of the lower production.

1.	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Buzwagi is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128–136 of this Financial Report 2006.

2.	Excluding capitalized interest.

32 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

     In 2006, we met our guidance for consolidated copper production and total cash costs per pound. In 2007, we expect to produce about 400 million pounds of copper at total cash costs of about $0.90 per pound. We expect higher copper production from Zaldívar in 2007, primarily because of the higher-grade ore mined and placed on the leach pad in 2006 that will be produced in 2007. At Osborne, the paste fill plant is expected to be operational late in first quarter 2007 and will provide access to higher-grade ore blocks. The Trekelano open-pit project at Osborne commenced production during fourth quarter 2006 and is now supplementing the ore supply from underground. The ore grade from Trekelano is lower, but is expected to complement the higher-grade underground ore sources and allow higher throughput rates to be achieved in 2007.
     Total cash costs per pound at Zaldívar are expected to be higher than 2006 due to higher prices for commodities and consumables as well as inflationary cost pressures. Total cash costs per pound at Osborne are expected to be lower in 2007 due to higher production.
Other Significant Projects
In April 2005, we entered into a joint venture agreement with Falconbridge Limited (“Falconbridge”) with respect to the Kabanga nickel deposit and related concession in Tanzania. In 2006, Xstrata Plc (“Xstrata”) acquired Falconbridge. Xstrata is the operator of the joint venture and the project is currently in the pre-feasibility stage. Kabanga, which is one of the largest undeveloped nickel sulphide deposits in the world, is located in northwest Tanzania. The property is approximately 385 kilometers from Bulyanhulu and approximately 200 kilometers west of Tulawaka and is accessible by paved/gravel road. In 2006, ongoing diamond drilling, exploration and other project development engineering activities being managed by Xstrata have been performed as part of a work plan to prepare an updated resource model and scoping study. Xstrata has recently completed the $50 million work plan that was contemplated in the joint venture agreement. At December 31, 2006 our share of indicated nickel resources at Kabanga was 254 million pounds of nickel.1 We also had inferred resources of 1.1 billion pounds of nickel.1 This is an increase from prior estimates and is the result of the recently discovered Tembo and Tusker zones. The new discoveries at Tembo and Tusker are near surface and at good ore grade and have the potential to significantly enhance the economics of the Kabanga project. In 2007, Xstrata plans to prepare a pre-feasibility study. In accordance with the joint venture agreement, Xstrata has committed to spend an additional $95 million, which will be used to fund the pre-feasibility study with funds remaining for other subsequent activities. After the $95 million spent by Xstrata, funding will be shared equally by Barrick and Xstrata.
     Sedibelo is a large platinum deposit in South Africa. The Sedibelo platinum project is located in northern South Africa within the Western Limb of the prolific Bushveld Igneous Complex (“Bushveld”). The Bushveld is the source of 80% of the world’s platinum reserves and 70% of the world’s platinum production. As operator of the project, we have a 50% earn-in right to this project. We will earn a 10% interest on completion of a feasibility study and an additional 40% interest once a decision to construct a mine has been made. We will fund the exploration and feasibility study. Funding during the construction of the mine will be shared 50% by each of the partners. In 2006, we commenced work on a pre-feasibility study. At December 31, 2006, the deposit had 3.8 million ounces of measured and indicated platinum resources.2 The project also had 5.3 million ounces of inferred platinum resources.2 Mineralization is close to surface which is expected to facilitate a possible open pit mine. In 2007, we expect to spend about $26 million to complete a pre-feasibility study as well as for other drilling and planning activities.
     Fedorova is a palladium and platinum development project with nickel, copper and gold by-products located in the Kola Peninsula of the Russian Federation. We own 50% (with an earn-in right to 79%) of Fedorova. We are also the operator. Fedorova is a large near surface PGM (platinum group metals) deposit.

1.	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128–136 of this Financial Report 2006.

2.	Calculated as at December 31, 2006 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. Calculations have been prepared by or under the supervision of Hannes Henckel, Manager Exploration and Geology of Barrick. Sedibelo measured and indicated resources have been estimated using varying cut-off rates, as applicable, depending on the ore type, and other relevant factors.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 33

At December 31, 2006 we had 1.1 million ounces of palladium and 0.3 million ounces of platinum resources categorized to measured and indicated status.1 We also had 1.3 million ounces of palladium and 0.3 million ounces of platinum resources categorized to inferred resources.1 With regard to smelting, work to date indicates recoveries are good. The 2006 drilling program has allowed for the completion of a pre-feasibility study and has provided the necessary support to declare our equity portion of Fedorova as a resource. In 2007, we expect to spend $30 million towards the completion of a feasibility study, including approximately 60,000 meters of drilling.
Exploration Strategy
Our exploration strategy for 2007 will focus on the replacement of mine production through a combination of exploration, corporate development and project development. Our 2007 budget is $170 million and is weighted towards near-term discovery around our existing operations while still maintaining a balanced portfolio in order to generate projects for the future. A significant portion of our budget will be spent in Nevada, our key district. Exploration will also be focused in the Frontera District around Pascua-Lama and Veladero. Drill testing of targets in the vicinity of the Veladero mine (Filo Sur) is underway, where the goal is to define reserves and resources close to existing mine infrastructure.
     We indirectly own a 37.5% interest in Reko Diq through our investment in Atacama. Reko Diq is a large copper-gold porphyry mineral resource on the Tethyan belt, located in southwest Pakistan in the province of Baluchistan. The Tethyan belt is a prospective ground for large copper-gold porphyries. At December 31, 2006, our share of measured and indicated copper resources at Reko Diq was 5.7 billion pounds of copper.1 We also had inferred copper resources of 4.3 billion pounds of copper.1 In 2006, 25,030 meters of exploration drilling was completed. A $30 million budget (100% basis) has been approved for 2007, including a scoping study, exploration activities including 69,000 meters of drilling, preparation of an updated resource model and construction of an airstrip.
Total Cash Costs Performance Measures
Total cash costs include all costs absorbed into inventory, including royalties, by-product credits, production taxes and accretion expense, and exclude inventory purchase accounting adjustments and amortization. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis. We calculate total cash costs based on our equity interest in production from our mines. Total cash costs per ounce/pound/ton are calculated by dividing the aggregate of these costs by gold ounces, copper pounds sold or ore tons processed. Total cash costs and total cash costs per ounce/pound/ton are calculated on a consistent basis for the periods presented. In our income statement, we present amortization separately from cost of sales. Some companies include amortization in cost of sales, which results in a different measurement of cost of sales in the income statement. We have provided reconciliations below to illustrate the impact of excluding amortization and inventory purchase accounting adjustments from total cash costs per ounce/pound/ton statistics. Under purchase accounting rules, we recorded the fair value of acquired work in progress and finished goods inventories as at the date of the Placer Dome acquisition. As the acquired inventory is sold, any purchase accounting adjustments reflected in the carrying amount of inventory at acquisition impact cost of sales. The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin. Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition.

1.	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128–136 of this Financial Report 2006.

34 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

     We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production that flows to our partners who hold a non-controlling interest. Consequently, for the South Deep and Tulawaka mines, although we fully consolidated these mines in our Financial Statements, our production and total cash cost statistics only reflect our equity share of the production.
     In managing our mining operations, we disaggregate cost of sales between amortization and the other components of cost of sales. We use total cash costs per ounce/pound/ton statistics as a key performance measure internally to monitor the performance of our regional business units. We use these statistics to assess how well our regional business units are performing against internal plans, and also to assess the overall effectiveness and efficiency of our mining operations. We also use amortization costs per ounce/pound/ton statistics to monitor business performance. By disaggregating cost of sales into these two components and separately monitoring them, we are able to better identify and address key performance trends. We believe that the presentation of these statistics in this manner in our MD&A, together with commentary explaining trends and changes in these statistics, enhances the ability of investors to assess our performance. These statistics also enable investors to better understand year-over-year changes in cash production costs, which in turn affect our profitability and ability to generate cash flow.
     The principal limitation associated with total cash costs per ounce/pound/ton statistics is that they do not reflect the total costs to produce gold/copper, which in turn impacts the earnings of Barrick. We believe that we have compensated for this limitation by highlighting the fact that total cash costs exclude amortization and inventory purchase accounting adjustments as well as providing details of the financial effect. We believe that the benefits of providing disaggregated information outweigh the limitation in the method of presentation of total cash costs per ounce/pound/ton statistics.
     Total cash costs per ounce/pound/ton statistics are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 35

Illustration of Impact of Excluding Certain Costs from Total Cash Costs per Ounce/Pound/Ton

	For the three months			For the years ended
	ended December 31			December 31
($ millions, except per ounce/pound/ton	Gold		Copper	Gold			Copper[1]
information in dollars)	2006	2005	2006	2006	2005	2004	2006

Cost of sales[2]	$652	$367	$108	$2,343	$1,214	$1,047	$393
Cost of sales at South Deep included in discontinued operations	12	—	—	101	—	—	—
Cost of sales attributable to non-controlling interests[3]	(11)	(2)	—	(63)	(7)	—	—
Inventory purchase accounting adjustments included in cost of sales[4]	1	—	(26)	(11)	—	—	(97)

Cost of sales as adjusted	654	365	82	2,370	1,207	1,047	296
Amortization at producing mines — consolidated	180	124	31	627	409	425	66
Amortization at South Deep included in discontinued operations	—	—	—	18	—	—	—
Amortization at producing mines attributable to non-controlling interests[3]	(2)	(2)	—	(16)	(5)	—	—

Amortization at producing mines — equity basis	178	122	31	629	404	425	66
Inventory purchase accounting adjustments[4]	(1)	—	26	11	—	—	97

Cost of sales including amortization and inventory purchase accounting adjustments — equity basis	$831	$487	$139	$3,010	$1,611	$1,472	$459

Total cash costs per ounce/pound	For the three months			For the years ended
	ended December 31			December 31
	Gold		Copper	Gold			Copper[1]
(Per ounce/pound information in dollars)	2006	2005	2006	2006	2005	2004	2006

Ounces/pounds sold — consolidated (thousands/millions)	2,314	1,663	100	8,566	5,353	4,936	376
Sales attributable to non-controlling interests[3]	(31)	(13)	—	(176)	(33)	—	—

Ounces/pounds sold — equity basis	2,283	1,650	100	8,390	5,320	4,936	376

Total cash costs per ounce/pound — equity basis	$287	$221	$0.82	$282	$227	$214	$0.79
Amortization per ounce/pound — equity basis	77	74	0.31	76	76	86	0.17
Inventory purchase accounting adjustments per ounce/pound	—	—	0.26	1	—	—	0.26
Cost of sales and amortization per ounce/pound attributable to non-controlling interests[3]	1	—	—	2	—	—	—

Total costs per ounce/pound[5] — consolidated basis	$365	$295	$1.39	$361	$303	$300	$1.22

Total cash costs per ton	For the years ended
	December 31
	Gold			Copper[1]
(Per ton information in dollars)	2006	2005	2004	2006

Tons processed consolidated (millions of tons)	158	98	84	28
Tons attributed to non-controlling interests (millions of tons)[3]	(1)	—	—	—

Tons processed — equity (millions of tons)	157	98	84	28

Cost per ton — equity basis	$15	$12	$12	$11
Amortization per ton	4	4	5	2
Inventory purchase accounting adjustments	—	—	—	3
Cost of sales and amortization per ton attributable to non-controlling interests[3]	1	—	—	—

Cost per ton[5] — consolidated basis	$20	$16	$17	$16

1.	The 2005 and 2004 comparative periods for copper have been omitted as we did not produce any significant amounts of copper prior to the production from the copper mines acquired with Placer Dome.

2.	The aggregate amount of cost of sales for gold and copper is as per Barrick’s income statement.

3.	Relates to a 30% interest in Tulawaka and a 50% interest in South Deep.

4.	Based on our equity interest.

5.	Includes amortization, amounts attributable to non-controlling interests and inventory purchase accounting adjustments.

36 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Other Costs and Expenses
Exploration Expense

($ millions)	2006	2005	2004	Comments on significant variances

Exploration

North America	$64	$34	$30	2006 vs. 2005 — Expenditures are higher in 2006 due to activities at Goldstrike, Cortez, Bald Mountain, Round Mountain and Pueblo Viejo.

South America	22	19	20	2006 vs. 2005 — Expenditures are higher in 2006 due to activities at Lagunas Norte and Veladero.

Australia Pacific	44	13	17	2006 vs. 2005 — Expenditures are higher in 2006 due to activities at Porgera and other Papua New Guinea exploration properties, Cowal, Plutonic and Kalgoorlie.

Africa	22	34	23	2006 vs. 2005 — Lower activity at Buzwagi, partly offset by higher expenditures at Nyanzaga. 2005 vs. 2004 — Higher activity at Bulyanhulu.

Other	19	9	6	2006 vs. 2005 — Higher activity in Indonesia and Eurasia.

Total	$171	$109	$96

Project Development Expense

($ millions)	2006	2005	2004	Comments on significant variances

Mine development	$78	$2	$15	2006 vs. 2005 — In 2006, expenditures were higher principally due to activities at acquired Placer Dome projects including Donlin Creek, Pueblo Viejo and Sedibelo. 2005 vs. 2004 — In 2004, Lagunas Norte development costs were expensed for part of the year.

Non-capitalizable project costs	24	20	12	Non-capitalizable costs mainly represent items incurred in the development/construction phase that cannot be capitalized. 2006 vs. 2005 — Costs are higher in 2006 due to higher start-up costs at Buzwagi, Taseevskoye and Pascua-Lama. 2005 vs. 2004 — Higher amounts for Cowal, Pascua-Lama and Veladero.

Business development/other	17	10	18	In 2006, expenditures were higher due to increase in research and development activity.

Total	$119	$32	$45

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 37

Amortization Expense

($ millions)		Increase (decrease)
		due to
For the years ended	2006	Sales		2005
December 31	Amount	volumes[1]	Other[2]	Amount	Comments on other variances

Gold mines

North America	$242	$15	$14	$213	Mainly due to amortization of purchase price adjustment related to property, plant and equipment acquired with Placer Dome.

South America	127	47	(21)	101	Higher amortization included in closing inventory at Pierina, combined with an increase in reserves.

Australia Pacific	175	109	20	46	Mainly due to amortization of purchase price adjustment related to property, plant and equipment acquired with Placer Dome.

Africa	83	35	(1)	49	Impact of capital additions in 2006, more than offset by increase in reserves and amortization of purchase price adjustment related to property, plant and equipment acquired with Placer Dome.

Copper mines

South America	49	34	15	—	Due to amortization of purchase price adjustment related to property, plant and equipment acquired with Placer Dome.

Australia Pacific	17	10	7	—	Due to amortization of purchase price adjustment related to property, plant and equipment acquired with Placer Dome.

Sub total	693	$250	$34	409

Corporate assets	42			18	Due to amortization of purchase price adjustment related to supply con- tract intangible assets and property, plant and equipment acquired with Placer Dome.

Total	$735			$427

Amortization Expense

($ millions)		Increase (decrease)
		due to
For the years ended	2005	Sales		2004
December 31	Amount	volumes[1]	Other[2]	Amount	Comments on other variances

Gold mines

North America	$213	$(27)	$1	$239	Impact of capital additions in 2005, partly offset by increase in reserves.

South America	101	(2)	(4)	107	Mainly due to increase in reserves.

Australia Pacific	46	(4)	5	45	Impact of capital additions in 2005.

Africa	49	13	2	34	Impact of capital additions in 2005.

Copper mines

South America	—	—	—	—

Australia Pacific	—	—	—	—

Sub total	409	(20)	4	425

Corporate assets	18			27

Total	$427			$452

1.	For explanation of changes in sales volumes refer to page 20.

2.	Other includes increases/decreases in amortization expense due to additions/dispositions of property, plant and equipment, purchase accounting adjustments and the impact of historic changes in reserve estimates on amortization (refer to page 60).

38 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Amortization expense recorded in the first nine months of 2006 reflects preliminary purchase price allocations for the acquired Placer Dome mines. In fourth quarter 2006, valuations for the acquired mines were finalized, at which time amortization calculations were prospectively recorded to reflect adjustments to the preliminary allocation. On finalization of the purchase price allocation, we recorded amortization of purchase price adjustments related to property plant and equipment totaling $29 million in fourth quarter 2006. The amount recorded for all of 2006 was $47 million. We expect amortization expense to increase in 2007, primarily due to the final purchase price allocation for Placer Dome mines.
Corporate Administration, Interest Income and Interest Expense

($ millions)
For the years ended December 31	2006	2005	2004	Comments on significant trends and variances

Corporate administration	$142	$71	$71	2006 vs. 2005 — Increase in 2006 relates to the increase in scale of the Company after the Placer Dome acquisition, and stock option expense in 2006 of $18 million.

Interest income	101	38	25	2006 vs. 2005 — Higher interest income in 2006 was mainly due to higher cash balances in 2006. Also, in the first five months of 2006, a $19 million financing fee was paid by Goldcorp representing, in part, compensation for interest costs incurred by us to carry the cost of financing related to certain operations sold to Goldcorp. 2005 vs. 2004 — Increase in the average cash balance, combined with an increase in market interest rates.

Interest costs

Total incurred	251	125	60	2006 vs. 2005 — Higher interest costs in 2006 were mainly due to $1.3 billion of debt assumed on the acquisition of Placer Dome, combined with interest relating to funds drawn under a credit facility that were used for the cash component of the cost of acquisition of Placer Dome and interest paid under our copper-linked notes issued in October 2006. 2005 vs. 2004 — Increase mainly due to new financing put in place in 2004 and 2005.

Capitalized	102	118	41	2006 vs. 2005 — In 2006, interest was capitalized at our development projects, Pascua-Lama, Cowal and Ruby Hill. Also in 2006, we began to capitalize interest costs at projects acquired from third parties including Cortez Hills, Donlin Creek, Pueblo Viejo, Sedibelo, Reko Diq and Buzwagi. 2005 vs. 2004 — Increased amounts were capitalized in 2005 at Pascua-Lama, Cowal, Veladero, and Lagunas Norte development projects as construction costs were incurred and capitalized. Capitalization of interest at Lagunas Norte ceased in third quarter 2005, while capitalization of interest at Veladero ceased in fourth quarter 2005.

Interest expense allocated to discontinued operations	23	—	—	Primarily relates to interest allocated to South Deep.

Expensed	$126	$7	$19	2006 vs. 2005 — Higher interest costs in 2006 were mainly due to higher levels of debt outstanding after debt assumed with the acquisition of Placer Dome combined with lower amounts of interest capitalized to development projects in 2006 compared to 2005.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 39

Other Operating Expenses

($ millions)
For the years ended December 31	2006	2005	2004	Comments on significant trends and variances

Regional business unit overheads	$88	$36	$24	2006 vs. 2005 — Higher overhead costs incurred in 2006 due to impact of the acquisition of Placer Dome, including: increase in headcount at regional head offices; IT costs associated with coordinating and standardizing communications and network systems; and recruitment and relocation costs.

Community development costs	15	—	—	Relates to amounts accrued for a voluntary contribution to be paid to benefit Peruvian communities and amounts to be paid under a Mining Development Agreement to the Tanzanian Government.

Environmental remediation cost	8	13	14

World Gold Council fees	13	10	9	Higher production levels in 2005 and 2006

Total	$124	$59	$47

Impairment of Long-lived Assets

($ millions)
For the years ended December 31	2006	2005	2004	Comments on significant trends and variances

Eskay Creek	$—	$—	$58	In 2004, we completed an impairment test for the Eskay Creek mine, due to a downward revision to reserves, the continued weakening of the US dollar that impacts Canadian dollar operating costs, and upward revisions in asset retirement obligation costs.

Peruvian exploration properties	17	—	67	In 2006, the carrying amount of Cuerpo Sur, an extension of Pierina, was tested for impairment on completion of the annual life of mine planning process. An impairment charge of $17 million was recorded to reduce the carrying amount to the estimated fair value. In 2004, we completed an impairment test on a group of Peruvian exploration-stage properties based on finalization of the exploration program for the year and an updated assessment of future plans for the property.

Other	—	—	14	2004 includes write-down on various exploration-stage properties.

Total	$17	$—	$139

40 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Other Income

($ millions)
For the years ended December 31	2006	2005	2004	Comments on significant trends and variances

Non-hedge derivative gains	$—	$6	$5

Gains on asset sales	9	5	36	In 2006, we sold various properties in Canada and Chile. In 2005, we sold certain land positions in Australia. In 2004, we sold various mining properties, including the Holt-McDermott mine in Canada and certain land positions around our inactive mine sites in the United States.

Gains on investment sales	6	17	6	$10 million of the gains recorded in 2005 related to the sale of investments held in a rabbi trust for a deferred compensation plan. Other gains in all years mainly relate to the sale of various other investments.

Gain on Kabanga transaction	—	15	—	Gain recorded in 2005 relates to the closing of a transaction with Falconbridge relating to Kabanga.

Gain on vend-in of assets to Highland Gold	51	—	—	In 2006 we exchanged various interests in mineral properties for 34.3 million Highland shares with a fair value that exceeded the carrying amount of assets exchanged by $76 million, resulting in a gain of $51 million.

Royalty income	10	6	2

Sale of water rights	5	—	—

Other	8	—	—

Total	$89	$49	$49

Other Expense

($ millions)
For the years ended December 31	2006	2005	2004	Comments on significant trends and variances

Impairment charges on investments	$6	$16	$5	2006 impairment charge relates to the write-down of two investments, both of which were considered to be impaired. 2005 impairment charge relates to the write-down of two investments which were determined to be impaired.

Changes in AROs at closed mines	53	15	22	In 2006, we recorded charges for changes in estimates of Asset Retirement Obligations ("AROs") at closed mines of $37 million for the Nickel Plate property in British Columbia, Canada and $16 million for other properties.

Accretion expense at closed mines	8	10	7

Currency translation (gains) losses	(2)	(3)	1

Placer Dome integration costs	12	—	—

Corporate transaction costs	7	—	—

Other items	12	18	12	2005 and 2004 include litigation costs for major litigations.

Total	$96	$56	$47

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 41

On September 7, 2006 a fire occurred in the underground part of the Central Shaft at Highland’s Darasun mine. Highland’s management is currently uncertain of the amount of damage and potential impairment, if any, at Darasun as necessary valuations and engineering studies have not been completed at the date of this MD&A.
Income Taxes
For the years ended December 31
($ millions, except percentages)

	2006			2005			2004
			Income tax			Income tax			Income tax
Effective income tax rates	Pre-tax	Effective	expense	Pre-tax	Effective	expense	Pre-tax	Effective	expense
on elements of income	income	tax rate	(recovery)	income	tax rate	(recovery)	income	tax rate	(recovery)

Income tax expense before elements below	$1,560	27%	$420	$462	21%	$97	$43	56%	$24
Change in Australian tax status			(31)			(5)			(81)

Tax rate changes			12			—			—
Outcome of tax uncertainties			—			—			(141)

Release of deferred tax valuation allowances recorded in prior years			(53)			(32)			(5)

Total			$348			$60			$(203)

Income tax expense increased in 2006 in comparison to 2005 primarily due to the increase in pre-tax income. Our underlying tax rate increased to 27% in 2006 primarily due to the impact of a higher amount of deliveries into gold sales contracts in a low tax-rate jurisdiction at prices below the prevailing spot market gold price than in 2005.
     The underlying tax rate is expected to be approximately 30% for 2007. This expected underlying rate excludes the effect of gains and losses on non-hedge derivatives, the effect of delivering into gold sales contracts in a low tax-rate jurisdiction at prices below prevailing market prices, any tax rate changes, and any release of deferred tax valuation allowances. In first and second quarter 2006, the expected deliveries into Floating Spot-Price Gold Sales Contracts are expected to cause an increase in our reported effective tax rate because most of the deliveries will occur in a low tax-rate jurisdiction (see page 54).
     We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities or because of changes in valuation allowances reflecting changing expectations in our ability to realize deferred tax assets. In 2006, we released $25 million of valuation allowances in the United States due to the estimated effect of higher market gold prices on the ability to utilize deferred tax assets. We released $9 million of valuation allowances in a Chilean entity due to the availability of income. We released valuation allowances of $19 million in Canada reflecting utilization of capital losses. In 2005, we released valuation allowances totaling $32 million, of which $31 million related to Argentina, in anticipation of higher levels of future taxable income after production began at Vela-dero, and also due to the impact of higher market gold prices. In 2004, we recorded a tax credit of $141 million on final resolution of a Peruvian tax assessment in our favor, as well as the reversal of other accrued costs totaling $21 million ($15 million post-tax). We also recorded credits of $81 million due to a change in tax status in Australia following an election that resulted in a revaluation of assets for tax purposes; as well as an election to file tax returns in US dollars, rather than Australian dollars. In 2005, we revised our estimate of the revaluation of assets for tax purposes due to the change in status, and recorded a further deferred tax credit of $5 million.
     In 2006, an interpretative decision (“ID”) was issued by the Australia Tax Office that clarified the tax treatment of currency gains and losses on foreign currency denominated liabilities. Under certain conditions, for taxpayers who have made the functional currency election, and in respect of debt that existed

42 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

at the time the election was made, the ID provided clarification that unrealized foreign exchange gains that currently exist on intercompany debt will not crystallize upon repayment of the debt. The effect of the ID was recorded as a $31 million increase to deferred tax assets.
     In second quarter 2006, a new federal rate change was enacted in Canada that lowered the applicable tax rate. The impact of this rate change was to reduce net deferred tax assets in Canada by $34 million that was recorded as a component of deferred income tax expense. Also in second quarter 2006, on the change of the tax status of a Canadian subsidiary, we recorded a deferred income tax credit of $22 million, to reflect the impact on the measurement of deferred income tax assets and liabilities.
     The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes to any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For more information on tax valuation allowances, see page 64.
Quarterly Information
($ millions, except where indicated)

	2006				2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Sales	$1,348	$1,573	$1,511[1]	$1,204[1]	$776	$627	$463	$484
Net income from continuing operations	132	393	458	226	175	113	47	60
Net income from continuing operations per share – basic (dollars)	0.15	0.46	0.53	0.29	0.33	0.21	0.09	0.11
Net income from continuing operations per share – diluted (dollars)	0.15	0.45	0.52	0.29	0.32	0.21	0.09	0.11
Net income	418	405	459	224	175	113	47	66
Net income per share – basic (dollars)	0.48	0.47	0.53	0.29	0.33	0.21	0.09	0.12
Net income per share – diluted (dollars)	0.48	0.46	0.53	0.29	0.32	0.21	0.09	0.12

1.	Adjusted for the impact of reclassifying sales from our South Deep mine to discontinued operations.
Our financial results for the last eight quarters reflect the following general trends: rising spot gold prices with a corresponding rise in prices realized from gold sales, rising gold production and sales volumes as our new mines began production in 2005 and 2006 and, in first quarter 2006, our acquisition of Placer Dome. Results in 2006 benefited from the contribution of gold and copper mines acquired in the Placer Dome acquisition. Although these trends continued in the second half of 2006, earnings in third quarter 2006 were reduced by post-tax adjustments of $25 million related to revisions to the AROs at a closed mine and $12 million for non-hedge derivative losses. In fourth quarter 2006, sales and earnings were reduced as a result of the delivery of gold ounces into gold sales contracts at a post-tax opportunity cost of $312 million. The effect on income of this charge was partially mitigated by a post-tax gain of $288 million from the sale of the South Deep mine. The historic trends are discussed elsewhere in this MD&A. The quarterly trends are consistent with explanations for annual trends over the last two years. Net income in each quarter also reflects the timing of various special items that are presented in the table on page 16.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 43

Fourth Quarter Results
In fourth quarter 2006, we produced 2.4 million ounces of gold at total cash costs of $287 per ounce compared to 1.6 million ounces at total cash costs of $221 per ounce in the prior-year quarter. We also produced 100 million pounds of copper at total cash costs per pound of $0.82 during the quarter from two copper mines acquired with Placer Dome. Revenue for fourth quarter 2006 was $1,348 million on gold sales of 2.3 million ounces and copper sales of 100 million pounds, compared to $776 million in revenue on just gold sales of 1.7 million ounces for the prior-year quarter. Sales volumes increased due to the contribution from new mines that began production in 2005 and 2006, combined with sales from mines acquired with Placer Dome. During the quarter, spot gold prices averaged $614 per ounce. We realized an average price of $461 per ounce during the quarter compared to the average spot price of $486 per ounce and an average realized price of $467 per ounce in the prior-year quarter. The realized price of gold was substantially lower than the average spot-price due to delivery of 1.0 million ounces into gold sales contracts at an opportunity cost of approximately $143 per ounce. We also recorded hedge accounting adjustments of $8 per ounce associated with legacy Placer Dome gold hedges. Earnings for fourth quarter 2006 were $418 million ($0.48 per share on a diluted basis), $243 million ($0.16 per share on a diluted basis) higher than the prior-year quarter. The increase in earnings over the prior-year quarter reflects higher gold sales volumes and realized gold prices, combined with earnings from copper sales, partly offset by the impact of special items.
     In fourth quarter 2006, we closed the sale of the South Deep mine to Gold Fields. The consideration was $1.5 billion, of which $1.2 billion was paid in cash and $308 million in Gold Fields shares. On closing, we recorded a gain of $288 million, representing the consideration received less the carrying amount of net assets of South Deep, including goodwill relating to South Deep of $651 million. Also in the fourth quarter, we recorded a $51 million gain on closing of the vend-in to Highland.
Effect on Earnings Increase (Decrease)

	Three months ended December 31
($ millions)	2006		2005
	Pre-tax	Post-tax	Pre-tax	Post-tax

Non-hedge derivative gains (losses)	$5	$11	$(1)	$(1)

Gain on sale of South Deep	288	288	—	—

Impairment charges on long-lived assets and investments	(23)	(18)	(13)	(13)

Inventory purchase accounting adjustments	(25)	(21)	—	—

Change in asset retirement obligation estimates	(15)	(10)	(2)	(3)

Deferred tax credits Change in Australian tax status	—	—	—	5

Highland vend-in	51	51	—	—

Peru voluntary contribution	(8)	(6)	—	—

Opportunity cost of deliveries into fixed-price Corporate Gold Sales Contracts	(327)	(312)	(33)	(33)

Hedge accounting adjustments related to the acquired Placer Dome gold hedge position	(18)	(11)	—	—

Total	$(72)	$(28)	$(49)	$(45)

In fourth quarter 2006, we generated operating cash flow of $337 million compared to operating cash flow of $269 million in the prior-year quarter. The positive effects of higher gold sales volumes and higher realized gold prices were offset by the $327 million opportunity cost of deliveries into fixed-price Corporate Gold Sales Contracts during fourth quarter 2006.

44 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Liquidity, Capital Resources and Financial Position
Cash Flow
Operating Activities
Operating cash flow increased by $1,396 million in 2006 to $2,122 million. The key factors that contributed to the year over year increase are summarized in the table below.
Key Factors Affecting Operating Cash Flow

				Impact on comparative
($ millions)				operating cash flows
For the years ended				2006 vs.	2005 vs.
December 31	2006	2005	2004	2005	2004	Comments on significant trends and variances

Gold sales volumes (000s oz)	8,390	5,320	4,936	$666	$75	See page 20

Market gold prices ($/oz)	604	444	409	1,342	186	See page 7

Impact of gold sales contracts	532	56	89	(476)	33	See page 7

Higher copper earnings (millions lbs)	376	—	—	833	—	See page 20

Total cash costs gold ($/oz)	282	227	214	(461)	(69)	See page 20

Sub-total				1,904	225

Other inflows (outflows)

Higher expenses[1]	556	271	259	(285)	(12)

Purchase of copper put options	26	—	—	(26)	—

Non-cash working capital	42	(66)	(86)	108	20	2006 vs. 2005 — Increase in taxes payable. 2005 vs. 2004 — Increase in accounts payable in 2005 mainly due to timing of payments and for mines that began production in 2005.

Interest expense	126	7	19	(119)	12	See page 39

Income tax payments	280	80	45	(200)	(35)	2006 vs. 2005 — Increased payments in 2006 related to acquisition of Placer Dome. 2005 vs. 2004 — Increased payments in 2005 related to higher gold prices and the start of Lagunas Norte production.

Effect of other factors				14	7

Total				$1,396	$217

1.	Includes corporate administration, exploration, project development, and other operating expenses.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 45

Investing Activities

($ millions)
For the years ended
December 31	2006	2005	2004	Comments

Project capital expenditures[1]
Pascua-Lama development costs	$113	$98	$35	Higher levels of activity since decision in mid-2004 to proceed with the project, as well as capitalized interest since mid-2004.

Cowal construction	104	258	73	Production start-up in second quarter 2006 after a two-year construction phase, which began in second quarter 2004.

Ruby Hill development costs	29	35	—	Construction activity started in first quarter 2005.

Cortez Hills	26	—	—	Construction activity at mine acquired with Placer Dome.

Tulawaka construction	—	5	48	Production start-up in first quarter 2005.

Veladero construction	—	213	284	Production start-up in fourth quarter 2005.

Lagunas Norte construction	—	100	182	Construction activity started in second quarter 2004. Production start-up in second quarter 2005.

Western 102 Power Plant	—	80	18	Construction activity started in first quarter 2004. Production start-up in fourth quarter 2005.

Other	13	—	—	Relates primarily to capitalized interest at Donlin Creek, Pueblo Viejo, Reko Diq, Sedibelo and Buzwagi.

Sub total	285	789	640
Regional capital expenditures

North America	202	103	86	2006 vs. 2005 — Higher expenditures due to the impact of Bald Mountain, Turquoise Ridge and Golden Sunlight, partly offset by lower expenditures at Marigold. 2005 vs. 2004 — Higher regional capital expenditures at Goldstrike in 2005, in particular, a 100- ton shovel purchase and higher budgeted expenditures in general.

South America	248	114	8	2006 vs. 2005 — Higher expenditures in 2006 due to expenditures at Veladero related to capitalized pre-production stripping of the Filo Federico pit, combined with expen- ditures at Lagunas Norte and Zaldívar. 2005 vs. 2004 — Purchases of equipment at new mines.

Australia Pacific	255	50	37	2006 vs. 2005 — Higher expenditures due to the impact of Placer Dome mines, includ- ing $79 million spent at Porgera primarily related to the remediation of the West Wall cutback.

Africa	85	40	46	2006 vs. 2005 — Higher expenditures in 2006 due to the impact of North Mara and higher expenditures at Bulyanhulu to install a carbon-in-leach plant.

Other	12	8	7

Sub total	802	315	184

Total	$1,087	$1,104	$824

1.	Includes both construction costs and capitalized interest.
Investing activities in 2006 also included $1.3 billion in first quarter 2006 paid for the cash component of the cost of the Placer Dome acquisition, which, net of cash acquired of $1.1 billion, led to a net cash outflow of $160 million. We recorded in cash flows of discontinued operations proceeds of $1.6 billion received on closing of the sale of certain Placer Dome operations and an interest in the Pueblo Viejo project to Goldcorp in second quarter 2006 and $1.2 billion received on closing of the sale of the South Deep mine to Gold Fields in fourth quarter 2006.

46 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Financing Activities
The most significant financing cash flows in 2006 were $2.2 billion on issue of long-term debt obligations, $1.8 billion to settle Placer Dome derivative positions and cash receipts of $74 million received on the exercise of employee stock options partly offset by dividend payments made totaling $191 million. We also made scheduled payments under our long-term debt obligations totaling $1.6 billion in 2006.
Liquidity
Liquidity Management
Liquidity is managed dynamically, and factors that could impact liquidity are regularly monitored. The primary factors that affect liquidity include production levels, realized sales prices, cash production costs, future capital expenditure requirements, scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions. Working capital requirements have not historically had a material effect on liquidity. Counterparties to the financial instruments and gold sales contracts that we hold do not have unilateral and discretionary rights to accelerate settlement of financial instruments or gold sales contracts, and we are not subject to any margin calls.
     Through the combination of a strong balance sheet and positive operating cash flows, we have been able to secure financing, as required, to fund our capital projects. We had three new mines start in 2005, with our fourth and newest mine, Cowal, starting production in second quarter 2006. The costs of construction for these projects were financed through a combination of operating cash flows and the issuance of long-term debt financing. Alternatives for sourcing our future capital needs include our significant cash position, unutilized credit facilities, future operating cash flow, project financings and public debt financings. These alternatives are evaluated to determine the optimal mix of capital resources for our capital needs. We expect that, absent a material adverse change in a combination of our sources of liquidity and/or a significant decline in gold and copper prices, present levels of liquidity will be adequate to meet our expected capital needs. If we are unable to access project financing due to unforeseen political or other problems, we expect that we will be able to access public debt markets as an alternative source of financing. Any additional indebtedness would increase our debt payment obligations, and may negatively impact our results of operations.
Capital Resources
Adequate funding is in place or available for all our significant projects. We plan to put in place project financing for a portion of the expected construction cost of a number of our projects; however, if we are unable to do so because of unforeseen political or other challenges, we expect to be able to fund the capital required through a combination of existing capital resources and future operating cash flows. For 2007, we expect that any capital required will be funded from a combination of our existing cash position and operating cash flow.
     In second quarter 2006, we received $1.6 billion from the sale of operations to Goldcorp. In third quarter 2006, we increased our $1 billion credit facility to $1.5 billion. In early October 2006, we issued $1 billion of copper-linked notes (the “Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036. During the first three years of these Notes, the original $1 billion of funding is to be repaid in the dollar equivalent of approximately 324 million pounds of copper, and is to be replaced over those three years by $1 billion of funding in the form of conventional interest-bearing notes maturing in 2016 and 2036. The replacement of the copper-linked portion of the notes with conventional interest-bearing notes during this period occurs simultaneously such that the total amount outstanding at any time from issue date to maturity is $1 billion. In October 2006, we used a portion of the proceeds from the Notes to repay debt, and plan to use the remaining proceeds to repay other outstanding debt and to fund our development projects.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 47

Capital Resources1

($ millions)
For the years ended December 31	2006	2005	2004

Opening capital resources	$2,084	$2,476	$1,970
New sources
Operating cash flow	2,122	726	509
New and increases to financing facilities[2]	1,550	134	1,056
Proceeds from asset sales	2,850	—	—

	8,606	3,336	3,535
Uses
Acquisition of Placer Dome	(160)	—	—
Other acquisitions[3]	(364)	—	—
Settlement of acquired Placer Dome hedge position and repayment of debt[4]	(2,254)	—	—
Project capital[5]	(285)	(789)	(640)
Regional capital[5]	(802)	(315)	(184)
Dividends	(191)	(118)	(118)
Share buyback	—	—	(95)
Other	48	(30)	(22)

Closing capital resources	$4,598	$2,084	$2,476

Components of closing capital resources
Cash and equivalents	$3,043	$1,037	$1,398
Unutilized credit facilities[6]	1,555	1,047	1,078
Total	$4,598	$2,084	$2,476

1.	Capital resources include cash balances and sources of financing that have been arranged but not utilized.

2.	In 2006, includes a second $50 million Peruvian bond offering, $500 million increase in our first credit facility and the issuance of $1 billion of copper-linked notes. In 2005, includes the first $50 million Peruvian bond offering and $84 million lease facility for Lagunas Norte. In 2004, includes the $250 million Veladero project financing, $750 million bond offering, and $56 million lease facility for Lagunas Norte.

3.	Includes acquisition of equity method investments, changes in available-for-sale securities and other acquisitions, net of cash acquired.

4.	Represents $1,840 million paid to settle acquired Placer Dome hedge positions, $337 million repayment of acquired Placer Dome credit facility after which it was terminated, and $77 million related to the redemption of Placer Dome preferred shares.

5.	Project capital represents capital invested in new projects to bring new mines into production. Regional capital represents ongoing capital required at existing mining operations. Sum of project and regional capital equals capital expenditures for the year.

6.	Represents available amounts under our first credit facility of $1.5 billion and $55 million available on Peruvian lease facilities.
Credit Rating

At February 21, 2007 from major rating agencies:

Standard and Poor’s (“S&P”)	A—
Moody’s	Baa1
DBRS	A

In 2006, following the acquisition of Placer Dome, our ratings were reviewed and confirmed by Moody’s and DBRS. S&P lowered our rating from “A”to “A –”, reflecting Placer Dome’s lower rating. Our ability to access unsecured debt markets and the related cost of debt financing is, in part, dependent upon maintaining an acceptable credit rating. A deterioration in our credit rating would not adversely affect existing debt securities or the terms of gold sales contracts, but could impact funding costs for any new debt financing. The key factors that are important to our credit rating include the following: our market capitalization; the strength of our balance sheet, including the amount of net debt and our debt-to-equity ratio; our net cash flow, including cash generated by operating activities and expected capital expenditure requirements; the quantity of our gold reserves; and our geopolitical risk profile.
Financial Position
Key Balance Sheet Ratios

As at December 31	2006	2005

Non-cash working capital ($ millions) [1]	$764	$231
Net debt ($ millions) [2]	$1,064	$764
Net debt-to-equity ratio[3]	0.07:1	0.20:1
Current ratio [4]	4.85:1	3.64:1

1.	Represents current assets, excluding cash and equivalents, less current liabilities, excluding short-term debt obligations.

2.	Represents long-term and short-term debt less cash and equivalents.

3.	Represents net debt divided by total shareholders’ equity.

4.	Represents current assets divided by current liabilities, excluding short-term debt obligations.
Non-cash working capital increased in 2006 mainly due to increases in inventory levels as a result of the acquisition of Placer Dome. Although operating cash flow exceeded capital expenditures in 2006, net debt increased primarily as a result of settlement of acquired Placer Dome hedge positions. Higher cash balances partly offset by higher short-term debt, caused our current ratio to increase at the end of 2006.

48 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Shareholders’ Equity
Outstanding Share Data

		Conversion for
	Shares	Barrick common
	outstanding	shares

As at February 7, 2007	No. of shares

Common shares	863,957,797
Special voting shares	1
Exchangeable shares[1]	1,366,015	723,989
Stock options	18,406,815

1.	Represents Barrick Gold Inc. (“BGI”) exchangeable shares. Each BGI share is exchangeable for 0.53 Barrick common shares.
For further information regarding the outstanding shares and stock options, please refer to the Financial Statements and our 2006 Management Information Circular and Proxy Statement.
Dividend Policy
In each of the last five years, we paid a total cash dividend of $0.22 per common share – $0.11 in mid-June and $0.11 in mid-December. The amount and timing of any dividends is within the discretion of our Board of Directors. The Board of Directors reviews the dividend policy semi-annually based on the cash requirements of our operating assets, exploration and development activities, as well as potential acquisitions,combined with our current and projected financial position.
Contractual Obligations and Commitments
Comprehensive Income
Comprehensive income consists of net income or loss, together with certain other economic gains and losses that collectively are described as “other comprehensive income”or “OCI” and excluded from the income statement.
     In 2006,other comprehensive income of $150 million mainly included gains of $17 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates,copper prices, gold prices and fuel prices; reclassification adjustments totaling $77 million for losses on hedge contracts designated for 2006 that were transferred to earnings in 2006; and a $43 million unrealized increase in the fair value of investments.
     Included in other comprehensive income at December 31, 2006 were unrealized pre-tax gains on currency hedge contracts totaling $283 million, based on December 31,2006 market foreign exchange rates. The related hedge contracts are designated against operating costs and capital expenditures primarily over the next three years, and are expected to help protect against the impact of strengthening of the Australian and Canadian dollar against the US dollar. The hedge gains are expected to be recorded in earnings at the same time as the corresponding hedged operating costs and amortization of capital expenditures are also recorded in earnings.

	Payments due
($ millions)						2012 and
At December 31, 2006	2007	2008	2009	2010	2011	thereafter	Total

Long-term debt (1)
Repayment of principal	$737	$97	$101	$52	$25	$2,883	$3,895
Interest	225	193	185	178	175	2,664	3,620
Asset retirement obligations (2)	42	64	114	79	58	536	893
Capital leases	20	16	16	16	16	5	89
Operating leases	6	2	1	1	–	–	10
Restricted share units	6	10	27	–	–	–	43
Other post-retirement obligations	11	6	3	3	3	18	44
Derivative liabilities (3)	82	35	2	111	2	–	232
Royalty arrangements (4)	167	175	171	158	137	935	1,743
Purchase obligations for supplies and consumables (5)	261	150	33	130	7	–	581
Capital commitments (6)	116	1	–	–	–	–	117

Total	$1,673	$749	$653	$728	$423	$7,041	$11,267

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 49

(1) Long-term Debt and Interest
Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The Bulyanhulu and Veladero financings are collateralized by assets at the Bulyanhulu and Veladero mines, respectively. Other than this security, we are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by deterioration in our credit rating. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2006. Interest is calculated on our long-term debt obligations using both fixed and variable rates.
(2) Asset Retirement Obligations
Amounts presented in the table represent the undiscounted future payments for the expected cost of asset retirement obligations.
(3) Derivative Liabilities
Amounts presented in the table relate to hedge contracts disclosed under notes 18 and 19 to the Financial Statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.
(4) Royalties
Virtually all of the royalty arrangements give rise to obligations as we produce gold. In the event that we do not produce gold at our mining properties, we have no payment obligation to the royalty holders. The amounts disclosed are based on expected future gold production, using a spot gold price assumption of $625 per ounce. The most significant royalty agreements are disclosed in note 6 to our Financial Statements. Based on 2006 production levels, an increase in market gold prices by $50 per ounce would result in an annual increase in royalty payments of approximately $18 million.
(5) Purchase Obligations for Supplies and Consumables
Purchase obligations for supplies and consumables primarily include commitments of approximately $180 million related to community development costs to be incurred at the Pascua-Lama project in Chile and Argentina.
(6) Capital Commitments
Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments at the end of 2006 mainly related to construction capital at our projects.
Capital Expenditures Not Yet Committed
We expect to incur capital expenditures during the next five years for both projects and producing mines. The projects are at various development stages, from primarily exploration or scoping studies through to construction execution. The ultimate decision to incur capital at each potential site is subject to positive results which allow the project to advance past decision hurdles. Primary and significant projects in Barrick’s portfolio at December 31, 2006 include Ruby Hill, Cortez Hills, Buzwagi, Pascua-Lama, Pueblo Viejo, and Donlin Creek (refer to pages 24 to 34 for further details).
Payments to Maintain Land Tenure and Mineral Property Rights
In the normal course of business, we are required to make annual payments to maintain title or rights to mine gold at certain of our properties. If we choose to abandon a property or discontinue mining operations, the payments relating to that property can be suspended, resulting in our rights to the property lapsing. The validity of mining claims can be uncertain and may be contested. Although we have attempted to acquire satisfactory title to our properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.

50 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Contingencies – Litigation
We are currently subject to various litigation as disclosed in note 27 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.
Financial Instruments
We use a mixture of cash and long-term debt to maintain an efficient capital structure and ensure adequate liquidity exists to meet the cash needs of our business. A discussion of our liquidity and capital structure can be found on page 47. We use interest rate contracts to mitigate interest rate risk that is implicit in our cash balances and outstanding long-term debt. In the normal course of business, we are inherently exposed to currency and commodity price risk. We use currency and commodity hedging instruments to mitigate these inherent business risks. We also hold certain derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are described in note 19 to our Financial Statements. For a discussion of certain risks and assumptions that relate to the use of derivatives, including market risk, market liquidity risk and credit risk, refer to notes 2 and 19 to our Financial Statements. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to note 19 to our Financial Statements.
Summary of Financial Instruments1
As at and for the year ended December 31, 2006

	Principal/			Amounts Not
Financial	Notional	Associated	Amounts Recorded	Recorded in
Instrument	Amount	Risks	in Earnings	Earnings
Cash and equivalents	$3,043 million	▪ Interest rate	Interest income less hedge gains on cash	$Nil
		▪ Credit	hedging instruments – 2006 – $102 million;
2005 – $32 million; 2004 – $6 million

Investments in available-	$646 million	▪ Market	Other income/expense – 2006 –	$53 million
for-sale securities			$2 million gain; 2005 – $1 million gain;	gain in OCI
2004 – $1 million gain

Long-term debt	$3,244 million	▪ Interest rate	Interest costs – 2006 – $126 million expensed	Carrying value
			($102 million capitalized); 2005 – $7 million	greater than
			expensed ($118 million capitalized); 2004 –	fair value by
			$19 million expensed ($41 million capitalized)	$60 million

Hedging instruments –	C$586 million	▪ Market/Liquidity	Hedge gains in cost of sales, corporate	$208 million
currency contracts	A$2,867 million	▪ Credit	administration and amortization –	in OCI
	ZAR 46 million		2006 – $102 million; 2005 – $120 million;
2004 – $112 million

Copper hedges	300 million	▪ Market/Liquidity	$28 loss in revenue	$57 million
	pounds	▪ Credit		gain in OCI

Acquired Placer Dome	Nil ounces	▪ Market/Liquidity	$165 loss in revenue	$17 million
gold hedges		▪ Credit		gain in OCI

Hedging instruments –	Fuel –	▪ Market/Liquidity	Hedge gains in cost of sales – 2006 –	$21 million
fuel and propane contracts	4 million barrels	▪ Credit	$16 million; 2005 – $10 million;	gain in OCI
	Propane –		2004 – $4 million
18 million gallons

Debt hedging instruments –	$500 million	▪ Market/Liquidity	Change in fair value recorded in earnings –	$17 million
interest rate contracts		▪ Credit	2006 – $1 million loss; 2005 – $13 million	loss in OCI
loss; 2004 – $2 million gain

Cash hedging instruments –	$Nil	▪ Market/Liquidity	Hedge gains/losses in interest income –	$3 million loss
interest rate contracts		▪ Credit	2006 – $1 million loss; 2005 – $6 million	in OCI
gain; 2004 – $19 million gain

Non-hedge derivatives	Various	▪ Market/Liquidity	Gains in other income/expense – 2006 – $nil;	$Nil
		▪ Credit	2005 – $6 million; 2004 – $5 million

1.	Refer to pages 52 to 55 for information on gold and silver sales contracts.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 51

Placer Dome Gold Hedge Position
At acquisition, Placer Dome had a net obligation to deliver approximately 7.7 million ounces of gold as well as various other derivative positions. The aggregate fair value of these derivative positions was recorded as a liability of $1,707 million on January 20, 2006. This Placer Dome gold hedge position has been reduced to zero (on a net economic basis) at December 31, 2006. The elimination of these hedges was done via a combination of financial closeouts and offsetting positions with 4.7 million ounces eliminated in first quarter 2006 and 3 million ounces eliminated in second quarter 2006. The total cash required to settle these Placer Dome gold hedge positions was approximately $1.8 billion, with approximately $160 million to be incurred in future periods for positions which have been economically offset but not yet settled.
     The acquired Placer Dome positions received hedge accounting treatment from the date of the acquisition until they were eliminated and, therefore, had a designated date and price against specific future gold sales. Due to the impact of hedge accounting for these contracts, revenue recorded in 2006 was based on selling prices that approximated spot gold prices less a fixed reduction of $165 million. At December 31, 2006, Barrick’s remaining fixed-price gold sales contracts stood at 1.3 million ounces of Corporate Gold Sales Contracts, and a further 9.5 million ounces of Project Gold Sales Contracts. Subsequent to December 31, 2006, we reduced the fixed-price Corporate Gold Sales Contract book to zero (see pages 52 to 55).
Off Balance Sheet Arrangements
We have historically used gold and silver sales contracts as a means of selling a portion of our annual gold and silver production. The contracting parties are bullion banks whose business includes entering into contracts to purchase gold or silver from mining companies. Since 2001, we have been focusing on reducing the level of outstanding gold and silver sales contracts. The terms of our fixed-price gold and silver sales contracts enable us to deliver gold and silver whenever we choose over the primarily ten-year term of the contracts.
     On acquisition of Placer Dome, we acquired its pre-existing gold hedge position totaling 7.7 million ounces of committed gold obligations, which was recorded on our balance sheet at an estimated fair value based on a market gold price of $567 per ounce on the date of acquisition. Acquired gold forward sales contracts were designated as cash flow hedges of future gold production. Changes in the fair value of these cash flow hedges were recorded each period on the balance sheet and in OCI to the extent they met ongoing accounting hedge effectiveness assessments until the hedges were economically closed out. In future periods, the hedge gain or loss that occurs between the date of acquisition and the hedge designation date will be recorded as a component of revenue on the hedge designation date. Revenue reported in each period will represent the cash proceeds for either spot sales or under pre-existing Barrick normal sales contracts plus or minus a hedge gain or loss resulting from the cash flow hedges. The other acquired Placer Dome derivative instruments were all classified as non-hedge derivatives from the date of acquisition. The cash settlements of liabilities under the acquired Placer Dome derivatives positions are classified as financing activities in the cash flow statement in the Financial Statements.

52 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Project Gold Sales Contracts
In anticipation of building our projects, and in support of any related financing, we have 9.5 million ounces of existing fixed-price gold sales contracts specifically allocated to these projects. The allocation of these contracts will help reduce gold price risk at the projects, and are expected to help secure financing for construction. We expect that the allocation of these contracts will eliminate any requirement by lenders to add any incremental gold sales contracts in the future to support any financing requirements. The forward sales prices on our Project Gold Sales Contracts have not been fully fixed, and thus remain sensitive to long-term interest rates. For these contracts, increasing long-term interest rates in the fourth quarter resulted in a higher expected realizable sales price for these contracts. If long-term interest rates continue to rise, we anticipate the expected realizable sales price to increase.
     As part of our Master Trading Agreements (“MTAs”), Project Gold Sales Contracts are not subject to any provisions regarding any financial go-ahead decisions with construction, or any possible delay or change in the project.
Key Aspects of Project Gold Sales Contracts

As of December 31, 2006

Expected delivery dates[1]	2010–2019, the approximate terms of the expected financing
Future estimated average realizable selling price	$391/oz2
Mark-to-market value at December 31, 2006	($3,187) million[3]

1.	The contract termination dates are in 2016 in most cases, but we currently expect to deliver production against these contracts starting in 2010, subject to the timing of receipt of approvals of the environmental impact assessments, as well as the resolution of other external issues, both of which are largely beyond our control.

2.	Upon delivery of production from 2010–2019, the term of expected financing. Approximate estimated value based on current market US dollar interest rates and on an average lease rate assumption of 0.75%.

3.	At a spot gold price of $632 per ounce and market interest rates.
The allocation of gold sales contracts to projects involves: i) the identification of contracts in quantities and for terms that mitigate gold price risk for the project during the term of the expected financing (contracts were chosen where the existing termination dates are spread between the targeted first year of production and the expected retirement of financing for the project); and ii) the eventual settlement of proceeds from these contracts for the benefit of production.
     Through allocation of these gold sales contracts to these projects, we reduce capital risk. It protects the gold price during the term of the forecasted financing, while leaving the remaining reserves fully levered to spot gold prices.
     Under the Project Gold Sales Contracts, we have an obligation to deliver gold by the termination date (currently 2016 in most cases). However, because we typically fix the price of gold under our gold sales contracts to a date that is earlier than the termination date of the contract (referred to as the “interim price-setting date”), the actual realized price on the contract termination date depends upon the actual gold market forward premium (“contango”) between the interim price-setting date and the termination date. Therefore, the $391/oz price estimate could change over time due to a number of factors, including, but not limited to: US dollar interest rates, gold lease rates, spot gold prices, and extensions of the termination date. This price, which is an average for the total Project Gold Sales Contract position, is not necessarily representative of the prices that may be realized for actual deliveries into gold sales contracts, in particular, if we choose to settle any gold sales contract in advance of the termination date (which we have the right to do at our discretion). If we choose to accelerate gold deliveries, this would likely lead to reduced contango that would otherwise have built up over time (and therefore a lower realized price).

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 53

     The gold market forward premium, or contango, is typically closely correlated with the difference between US dollar interest rates and gold lease rates. An increase or decrease in US dollar interest rates would generally lead to a corresponding increase or decrease in contango, and therefore an increase or decrease in the estimated future price of the contract at the termination date. Furthermore, the greater the time period between the interim price-setting date and the termination date, the greater the sensitivity of the final realized price to US dollar interest rates.
     A short-term spike in gold lease rates would not have a material negative impact on us because we are not significantly exposed under our fixed-price gold sales contracts to short-term gold lease rate variations. A prolonged rise in gold lease rates could result in lower contango (or negative contango, i.e. “backwardation”). Gold lease rates have historically tended to be low, and any spikes short-lived, because of the large amount of gold available for lending relative to demand.
Corporate Gold Sales Contracts and Floating Spot-Price Gold Sales Contracts
In 2006, we reduced our fixed-price Corporate Gold Sales Contracts through the delivery of 1.2 million ounces of production into contracts and converting the pricing of 0.5 million ounces into future spot pricing. We also reallocated 3.0 million ounces of hedges to the Project Gold Sales Contracts.
     As of February 21, 2007, we fully eliminated the remaining fixed-price Corporate Gold Sales Contracts. We expect to eliminate the entire Floating Spot-Price Gold Sales Contracts position through deliveries of gold production before the end of the second quarter of 2007. This is expected to result in a reduction to our pre-tax income and cash flow of $572 million in first quarter 2007, and a reduction of $76 million in second quarter 2007.
Fixed-Price Silver Sales Contracts

As of December 31, 2006

Millions of silver ounces	13
Current termination date of silver sales contracts	2016 in most cases
Average estimated realizable selling price at 2016 termination date	$8.42/oz1
Mark-to-market value at December 31, 2006	($82) million[2]

1.	Approximate estimated value based on current market contango of 2.50%. Accelerating silver deliveries could potentially lead to reduced contango that would otherwise have built up over time. Barrick may choose to settle any silver sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date.

2.	At a spot silver price of $12.90 per ounce.
We also have floating spot-price silver sales contracts under which we are committed to deliver 7 million ounces of silver over the next ten years at spot prices, less an average fixed-price adjustment of $2.53 per ounce. These floating spot-price contracts were previously fixed-price contracts, for which, under the price-setting mechanisms of the MTAs, we elected to receive a price based on the market silver spot price at the time of delivery, adjusted by the difference between the spot price and the contract price at the time of such election.
Key Terms of Gold and Silver Sales Contracts
In all of our MTAs, which govern the terms of gold and silver sales contracts with our 18 counterparties, the following applies:
▪	The counterparties do not have unilateral and discretionary “right to break” provisions.

▪	There are no credit downgrade provisions.

▪	We are not subject to any margin calls – regardless of the price of gold or silver.

▪	We have the right to settle our gold and silver sales contracts on two days notice at any time during the life of the contracts, or keep these forward gold and silver sales contracts outstanding for up to 15 years.

▪	At our option, we can sell gold or silver at the market price or the contract price, whichever is higher, up to the termination date of the contracts (currently 2016 in most cases).

54 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

The MTAs with our counterparties do provide for early close out of certain transactions in the event of a material adverse change in our ability or our principal hedging subsidiary’s ability to perform our or its gold and silver delivery and other obligations under the MTAs and related parent guarantees or a lack of gold or silver market, and for customary events of default such as covenant breaches, insolvency or bankruptcy. The principal financial covenants are:
▪	We must maintain a minimum consolidated net worth of at least $2 billion; it was $8.3 billion at year end. The MTAs exclude unrealized mark-to-market valuations in the calculation of consolidated net worth.

▪	We must maintain a maximum long-term debt to consolidated net worth ratio of 2:1; it was 0.5:1 at year end.
In most cases, under the terms of the MTAs, the period over which we are required to deliver gold is extended annually by one year, or kept “evergreen”, regardless of the intended delivery dates, unless otherwise notified by the counterparty. This means that, with each year that passes, the termination date of most MTAs is extended into the future by one year.
     As spot gold prices increase or decrease, the value of our gold mineral reserves and amount of potential operating cash inflows generally increases or decreases. The unrealized mark-to-market loss on our fixed-price gold sales contracts also increases or decreases. The mark-to-market value represents the cancellation value of these contracts based on current market levels, and does not represent an immediate economic obligation for payment by us. Our obligations under the gold forward sales contracts are to deliver an agreed upon quantity of gold at a contracted price by the termination date of the contracts (currently 2016 in most cases). Gold sales contracts are not recorded on our balance sheet. The economic impact of these contracts is reflected in our Financial Statements within gold sales based on selling prices under the contracts at the time we record revenue from the physical delivery of gold and silver under the contracts.
Fair Value of Derivative Positions

As at December 31, 2006	Unrealized
($ millions)	Gain/(Loss)

Corporate Gold Sales Contracts	$(387)
Project Gold Sales Contracts	(3,187)
Floating Spot-Price Gold Sales Contracts	(260)
Silver Sales Contracts	(82)
Floating Spot-Price Silver Sales Contracts	(18)
Foreign currency contracts	176
Interest rate and gold lease contracts	49
Fuel contracts	29
Gold positions offset but not financially settled[1]	(160)
Copper contracts	81

Total	$(3,759)

1.	These are acquired Placer Dome contracts which have been economically offset, but not yet settled. Upon settlement, there will be a cash impact of approximately negative $160 million, but no material impact on earnings as the contract values were captured as part of the fair value of assets and liabilities recorded upon acquisition of Placer Dome.
Critical Accounting Policies and Estimates
Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain.
     Our financial condition and results of operations are reported using accounting policies and methods prescribed by US GAAP. In certain cases, US GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable yet result in our reporting materially different amounts. We exercise judgment in selecting and applying our accounting policies and methods to ensure that, while US GAAP compliant, they reflect our judgment of an appropriate manner in which to record and report our financial condition and results of operations.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 55

Accounting Policy Changes in 2006
This section includes a discussion of accounting changes that were adopted in our 2006 Financial Statements. On January 1, 2006, we adopted FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). The adoption of FIN 47 did not have a material effect on our Financial Statements, and therefore a detailed discussion of this accounting change has not been included.
FAS 123R, Share-Based Payment (“FAS 123R”)
On January 1, 2006, we adopted FAS 123R, which includes in its scope our stock options, Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”). Prior to January 1, 2006, we accounted for stock options granted to employees using an intrinsic value method. We recorded compensation cost for stock options based on the excess of the market price of the stock option at the grant date of an award over the exercise price. Historically, the exercise price for stock options equaled the market price of stock at the grant date, resulting in no compensation cost. FAS 123R requires us to expense the fair value of share-based payment awards over the vesting term. We adopted FAS 123R using the modified prospective method and our Financial Statements for periods prior to adoption, including the 2005 comparative Financial Statements, have not been restated. Total stock option expense recorded in 2006 was $27 million. Historically, we have recorded compensation expense for RSUs and DSUs based on their fair values, and the adoption of FAS 123R had no significant impact on accounting for RSUs and DSUs.
     In September 2006, the SEC released a letter on accounting for stock options. The letter addresses the determination of the grant date and measurement date for stock option awards. For Barrick, the stock option grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. The application of the principles in the letter issued by the SEC did not change the date that has been historically determined as the measurement date for stock option grants.
     For stock option grants issued after September 30, 2005 we used the Lattice valuation model to determine fair value. The most significant assumptions involving judgment that affect a stock option’s value under the Lattice model include, but are not limited to: expected volatility, expected term and expected exercise behavior of option holders.
     In first quarter 2006, we assumed the outstanding fully-vested Placer Dome stock options. These stock options are exercisable into an equivalent number Barrick shares based on the exchange ratio under the acquisition of Placer Dome. The estimated fair value of these stock options of $22 million was recorded as part of the cost of acquisition.
FAS 151, Inventory Costs (“FAS 151”)
On January 1, 2006, we adopted FAS 151. Under FAS 151, abnormal amounts of idle facility expense, freight, handling costs and wasted materials are recognized as current period charges rather than capitalized to inventory. FAS 151 also requires that the allocation of fixed production overhead to the cost of inventory be based on the normal capacity of production facilities. FAS 151 is applicable prospectively from January 1, 2006 and we have modified our inventory accounting policy consistent with its requirements. Under our modified accounting policy for inventory, production-type costs that are abnormal are excluded from inventory and charged directly to cost of sales. Interruptions to normal activity levels at a mine could occur for a variety of reasons, including equipment failures and major maintenance activities, strikes, power supply interruptions and adverse weather conditions. When such interruptions occur we evaluate the impact on the cost of inventory produced in the period and, to the extent the actual cost exceeds the cost based on normal capacity, we expense any excess directly to cost of sales. The adoption of FAS 151 did not have a significant impact on our Financial Statements in 2006.

56 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

FAS 158, Employers’Accounting for Defined Benefit Pension and Other Post-retirement Plans (“FAS 158”)
In September 2006, the FASB issued FAS 158 that will require employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other post-retirement plans in their financial statements.
FAS 158 requires an employer to:
a)	Recognize in its balance sheet an asset for a plan’s overfunded status or a liability for the plan’s underfunded status.
b)	Recognize as a component of other comprehensive income, the existing unrecognized net gains or losses, unrecognized prior service costs or credits and unrecognized net transition assets or obligations.
c)	Measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet (with limited exceptions).
The requirement to recognize the funded status of a benefit plan and the related disclosure requirements noted in a) and b) above are effective as of the end of the fiscal year ending after December 15, 2006. We have adopted these provisions effective December 31, 2006. The requirement to measure the plan assets and benefit obligations as of the date of the employer’s fiscal yearend mentioned in c) above is effective for fiscal years ending after December 15, 2008. The incremental effect of adopting FAS 158 is disclosed in note 26 to the Financial Statements.
Staff Accounting Bulletin No. 108 — Considering the effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”)
In September 2006, the SEC issued SAB 108. SAB 108 addresses the multiple methods used to quantify financial statement misstatements and evaluate the accumulation of misstatements. SAB 108 requires registrants to evaluate prior period misstatements using both a balance sheet approach (“iron curtain method”) and an income statement approach (“rollover method”). SAB 108 is effective for interim and annual periods ending after November 15, 2006. SAB 108 allows a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2006 for errors that were previously deemed not material, but would be material under the requirements of SAB 108. We have historically used the rollover method in quantifying potential financial statement misstatements. As required by SAB 108, we re-evaluated prior period immaterial misstatements using the iron curtain method. Based upon the result of our evaluation, we did not identify any material errors or misstatements that were previously deemed not material under the rollover approach. Going forward, we will apply both methods in quantifying potential financial statement errors and misstatements, as required by SAB 108.
Future Accounting Policy Changes
This section includes a discussion of future accounting changes that may have a significant impact on our Financial Statements.
FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”)
In June 2006, the FASB issued FIN 48. The interpretation has been developed because of diversity in practice for accounting for uncertain tax positions. Some entities record tax benefits for uncertain tax positions as they are filed on the income tax return, while others use either gain contingency accounting or a probability threshold.
     Under the interpretation, an entity should presume that a taxing authority will examine all tax positions with full knowledge of all relevant information. Therefore, when evaluating a tax position for recognition and measurement, consideration of the risk of examination is not appropriate. In applying the provisions of the interpretation, there will be distinct recognition and measurement evaluations. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize. The amount of benefit to

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 57

recognize will be measured as the maximum amount which is more likely than not to be realized. The tax position should be de-recognized in the first period when it is no longer more likely than not of being sustained. On subsequent recognition and measurement, the maximum amount which is more likely than not to be recognized at each reporting date will represent management’s best estimate given the information available at the reporting date, even though the outcome of the tax position is not absolute or final. Subsequent recognition, de-recognition, and measurement should be based on new information. A liability for interest or penalties or both will be recognized as deemed to be incurred based on the provisions of the tax law, that is, the period for which the taxing authority will begin assessing the interest or penalties or both. The amount of interest expense recognized will be based on the difference between the amount recognized in accordance with this interpretation and the benefit recognized in the tax return. Under this interpretation, an entity will disclose its policy on the classification of interest and penalties and also disclose the reconciliation of the total amounts of unrecognized tax benefits at the beginning to the end of each period. On transition, the change in net assets due to applying the provisions of the final interpretation will be considered a change in accounting principle with the cumulative effect of the change treated as an offsetting adjustment to the opening balance of retained earnings in the period of transition. The interpretation is effective by the beginning of the first annual period beginning after December 15, 2006. We are presently evaluating the impact of this interpretation on our Financial Statements.
FAS 157 Fair Value Measurements (“FAS 157”)
In September 2006, the FASB issued FAS 157 which provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 is meant to remedy the diversity and inconsistency within generally accepted accounting principles in measuring fair value. FAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS 157 does not expand the use of fair value in any new circumstances.
     FAS 157 expands disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, the effect of measurement on earnings (or changes in net assets) for the period must be disclosed. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. We are currently assessing the impact on our Financial Statements.
FSP No. AUG AIR-1 — Accounting for Planned Major Maintenance Activities (“FSP AIR-1”)
In September 2006, the FASB issued FSP AIR-1 which amends guidance from the AICPA Industry Audit Guide, Audits of Airlines with respect to planned major maintenance activities and makes this guidance applicable to entities in all industries. Of the three methods of accounting for planned major maintenance allowed by FSP AIR-1,we have chosen the built-in overhaul method. The built-in overhaul method is based on segregation of plant and equipment costs into those that should be depreciated over the useful life of the asset and those that require overhaul at periodic intervals. Thus, the estimated cost of the overhaul component included in the purchase price is set up separately from the cost of the asset and is amortized to the date of the initial overhaul. The cost of the initial overhaul is then capitalized and amortized to the next overhaul, at which time the process is repeated.

58 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

     FSP AIR-1 is effective for the first fiscal year beginning after December 15, 2006. The provisions shall also be applied retrospectively for all financial statements presented unless it is impractical to do so. The provisions of FSP AIR-1 will be applied beginning January 1, 2007. We are in the process of determining the effect, if any, that adoption of this FSP will have on prior periods.
Critical Accounting Estimates and Judgments
Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.
Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment
We record amortization expense based on the estimated useful economic lives of long-lived assets. Changes in reserve estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimate that most significantly affects the measurement of amortization is quantities of proven and probable gold and copper reserves, because we amortize a large portion of property, plant and equipment using the units-of-production method. The estimation of quantities of gold and copper reserves, in accordance with the principles in Industry Guide No. 7, issued by the US Securities and Exchange Commission (“SEC”) is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve estimates to substantially change from period to period. Actual gold and copper production could differ from expected gold and copper production based on reserves, and an adverse change in gold or copper prices could make a reserve uneconomic to mine. Variations could also occur in actual ore grades and gold, silver and copper recovery rates from estimates.
     A key trend that could reasonably impact reserve estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, this could result in an upward revision to reserve estimates as material not previously classified as a reserve becomes economic at higher gold prices. Following the recent trend in market gold prices over the last three years, the mineral price assumption used to measure reserves has also been rising. The gold price assumption was $475 per ounce in 2006 (2005: $400 per ounce; 2004: $375 per ounce). The copper price assumption was $1.50 ($1.75 at Osborne) per pound in 2006.
     The impact of a change in reserve estimates is generally more significant for mines near the end of the mine life because the overall impact on amortization is spread over a shorter time period. Also, amortization expense is more significantly impacted by changes in reserve estimates at underground mines than open-pit mines due to the following factors:

▪	Underground development costs incurred to access ore at underground mines are significant and amortized using the units-of-production method; and

▪	Reserves at underground mines are often more sensitive to mineral price assumptions and changes in production costs. Production costs at underground mines are impacted by factors such as dilution, which can significantly impact mining and processing costs per ounce.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 59

Impact of Historic Changes in Reserve Estimates on Amortization

	2006		2005
	Reserves	Amortization	Reserves	Amortization
For the years ended December 31	increase	increase	increase	increase
($ millions, except reserves in millions of contained oz)	(decrease)[1]	(decrease)	(decrease)[1]	(decrease)

North America	1.7	$(6)	2.4	$(3)
South America	0.1	(35)	0.3	(22)
Australia Pacific	0.6	(16)	0.2	(3)
Africa	3.0	(18)	0.1	—

Total	5.4	$(75)	3.0	$(28)

1.	Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes presented were calculated at the beginning of the applicable fiscal year and are in millions of contained ounces.
Impairment Assessments of Investments
Each reporting period we review all available-for-sale securities whose fair value at the end of period is below cost to determine whether an other-than-temporary impairment has occurred. We consider all relevant facts or circumstances in this assessment,particularly: the length of time and extent to which fair value has been less than the carrying amount; the financial condition and near term prospects of the investee, including any specific events that have impacted its fair value; both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time; and our ability and intent to hold the investment for a reasonable period of time sufficient for an expected recovery of the fair value up to or beyond the carrying amount. Changes in the values of these investments are caused by market factors beyond our control and could be significant, and the amount of any impairment charges could materially impact earnings. In 2006, we reviewed two investments that were impaired, and after concluding that the impairments were other-than-temporary, we recorded a pre-tax impairment charge of $6 million (2005: $16 million; 2004: $5 million).
Impairment Assessments of Operating Mines, Development Projects and Exploration Stage Properties
We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We review each mine and development project for recoverability by comparing the total carrying value of the assets of that mine or project to the expected future cash flows associated with that mine or project. If there are indications that an impairment may have occurred, we prepare estimates of expected future cash flows for each group of assets. Expected future cash flows are based on a probability-weighted approach applied to potential outcomes.
Estimates of expected future cash flow reflect:

▪	Estimated sales proceeds from the production and sale of recoverable ounces of gold or pounds of copper contained in proven and probable reserves;

▪	Expected future commodity prices and currency exchange rates (considering historical and current prices, price trends and related factors);

▪	Expected future operating costs and capital expenditures to produce proven and probable gold or copper reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation;

▪	Expected cash flows associated with value beyond proven and probable reserves, which includes the expected cash outflows required to develop and extract the value beyond proven and probable reserves; and

▪	Environmental remediation costs excluded from the measurement of asset retirement obligations.
We record a reduction of a group of assets to fair value as a charge to earnings if the undiscounted expected future cash flows are less than the carrying amount. We generally estimate fair value by discounting the expected future cash flows using a discount factor that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows.

60 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

     Expected future cash flows are inherently uncertain and could materially change over time. They are significantly affected by reserve estimates, together with economic factors such as gold, copper and silver prices, other commodity and consumable costs and currency exchange rates, estimates of costs to produce reserves and future regional capital. If a significant adverse change in the market gold price, or the market copper price, occurred that caused us to revise the price assumptions downwards, the conclusions on the impairment tests could change, subject to the effect of changes in other factors and assumptions. The assessment and measurement of impairment excludes the impact of derivatives designated in a cash flow hedge relationship for future cash flows arising from operating mines and development projects.
     Because of the significant capital investment that is required at many mines, if an impairment occurs, it could materially impact earnings. Due to the long-life nature of many mines, the difference between total estimated discounted net cash flows and fair value can be substantial. Therefore, although the value of a mine may decline gradually over multiple reporting periods, the application of impairment accounting rules could lead to recognition of the full amount of the decline in value in one period. Due to the highly uncertain nature of future cash flows, the determination of when to record an impairment charge can be very subjective. We make this determination using available evidence taking into account current expectations for each mining property.
     For acquired exploration-stage properties, the purchase price is capitalized, but post-acquisition exploration expenditures are expensed. The future economic viability of exploration-stage properties largely depends upon the outcome of exploration activity, which can take a number of years to complete for large properties. We monitor the results of exploration activity over time to assess whether an impairment may have occurred. The measurement of any impairment is made more difficult because there is not an active market for exploration properties, and because it is not possible to use discounted cash flow techniques due to the very limited information that is available to accurately model future cash flows. In general, if an impairment occurs at an exploration-stage property, it would probably have minimal value and most of the acquisition cost may have to be written down. Impairment charges are recorded in other income /expense and impact earnings in the year they are recorded. Prospectively, the impairment could also impact the calculation of amortization of an asset.
     In 2004, we completed impairment tests for the Cowal project, the Eskay Creek mine and various Peruvian exploration-stage properties. For Cowal, an impairment test was completed, incorporating upward revisions to estimated capital and operating costs for the project and the impact of the US dollar exchange rate on Australian dollar expenditures, measured at market prices. On completion of this test, we concluded that the project was not impaired. On completion of the impairment test for Eskay Creek, we concluded that the mine was impaired, and we recorded a pre-tax impairment charge of $58 million. On completion of the exploration program for 2005 and updating assessments of future plans, we concluded that a group of Peruvian exploration-stage properties were impaired at the end of 2004 and we recorded a pre-tax impairment charge of $67 million. Throughout 2006,we updated our impairment assessments for the Eskay Creek mine and Cowal project and we concluded that they were not impaired at the end of 2006. In 2006, the carrying amount of Cuerpo Sur, an extension of Pierina, was tested for impairment on completion of the annual life of mine planning process. An impairment charge of $17 million was recorded.
Impairment Assessments of Goodwill
Goodwill represents the excess of the purchase price of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed. We test for impairment of goodwill on an annual basis and at any other time if events occur or circumstances change that would indicate that it is more likely than not that the fair value of the reporting unit has been reduced below its carrying amount. Circumstances that could trigger an impairment test include: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; the loss of key personnel; change in reportable segments; the likelihood that a reporting

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 61

unit or significant portion of a reporting unit will be sold or otherwise disposed of; adverse results of testing for recoverability of a significant asset group within a reporting unit; and the recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit. The impairment test for goodwill is a two-step process. Step one consists of a comparison of the fair value of a reporting unit with its carrying amount, including the goodwill allocated to the reporting unit. Measurement of the fair value of a reporting unit is based on one or more fair value measures including present value techniques of estimated future cash flows and estimated amounts at which the unit as a whole could be bought or sold in a current transaction between willing parties. We also consider comparable market capitalization rates for each reporting unit as of the date of the impairment test. If the carrying amount of the reporting unit exceeds the fair value, step two requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded in net earnings (loss).
     At December 31, 2006, the carrying value of goodwill was approximately $5.9 billion. Goodwill arose in connection with our January 2006 acquisition of Placer Dome. The determination of reporting units and allocation of goodwill to those reporting units is not yet complete. For the initial impairment test in fourth quarter 2006, we considered the impact of allocating goodwill to individual mines and to aggregations of mines within regional business units. On completion of this goodwill impairment test,we concluded that there was no impairment of goodwill in 2006.
Production Start Date
We assess each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project, such as the complexity of a plant or its location. We consider various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into production stage. Some of the criteria considered would include, but are not limited to, the following:

▪	The level of capital expenditures compared to construction cost estimates

▪	Completion of a reasonable period of testing of mine plant and equipment

▪	Ability to produce minerals in saleable form (within specifications)

▪	Ability to sustain ongoing production of minerals
In 2005, we determined the start date for three new mines: Tulawaka, Lagunas Norte and Veladero. In 2006,we determined the start date for Cowal. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, underground mine development or reserve development.
Fair Value of Asset Retirement Obligations (“AROs”)
AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. We record the fair value of an ARO in our Financial Statements when it is incurred and capitalize this amount as an increase in the carrying amount of the related asset. At operating mines, the increase in an ARO is recorded as an adjustment to the corresponding asset carrying amount and results in a prospective increase in amortization expense. At closed mines, any adjustment to an ARO is charged directly to earnings.

62 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

     The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. We prepare estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances, or if we are required to submit updated mine closure plans to regulatory authorities. In the future, changes in regulations or laws or enforcement could adversely affect our operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, our mining properties could result in us suffering significant costs. We mitigate these risks through environmental and health and safety programs under which we monitor compliance with laws and regulations and take steps to reduce the risk of environmental contamination occurring. We maintain insurance for some environmental risks; however, for some risks coverage cannot be purchased at a reasonable cost. Our coverage may not provide full recovery for all possible causes of loss. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 40 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.
     At our operating mines, we continued to record AROs based on disturbance of the environment over time. It is reasonably possible that circumstances could arise during or by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs, and the expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly. We periodically prepare updated studies for our mines, following which it may be necessary to adjust the fair value of AROs. The period of time over which we have assumed that water quality monitoring and treatment will be required has a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper end of the range of these assumptions and the lower end of the range can be significant, and consequently changes in these assumptions could have a material effect on the fair value of AROs and future earnings in a period of change.
     At one closed mine, the principal uncertainty that could impact the fair value of the ARO is the manner in which a tailings facility will need to be remediated. In measuring the ARO, we have concluded that there are two possible methods that could be used. We have recorded the ARO using the more costly method until such time that the less costly method can be proven as technically feasible and approved.
     In 2006, we recorded increases in ARO estimates of $73 million (2005 $91 million: 2004: $68 million) of which $27 million of this increase (2005: $47 million; 2004: $14 million) related to new AROs at development projects and mines that commenced production during 2006. A $7 million reduction (2005: $29 million increase; 2004: $32 million increase) relates to updates of the assessment of the extent of water treatment and other assumptions at our operating mines. We recorded increases in AROs of $53 million at our closed mines, which were charged to earnings (2005: $15 million; 2004: $22 million).
AROs at December 31, 2006

($ millions)

Operating mines	$683
Closed mines	200
Development projects	10

Total	$893

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 63

Deferred Tax Assets and Liabilities
Measurement of Temporary Differences
We are periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in our Financial Statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. The most significant such estimate is the tax basis of certain Australian assets following elections in 2004 under new tax regimes in Australia. These elections resulted in the revaluation of certain assets in Australia for income tax purposes. Part of the revalued tax basis of these assets was estimated based on a valuation completed for tax purposes. This valuation is under review by the Australian Tax Office (“ATO”) and the amount finally accepted by the ATO may differ from the assumption used to measure deferred tax balances at the end of 2004.
Valuation Allowances
Each period, we evaluate the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold and copper reserves, interest rates and foreign currency exchange rates. If we determine that it is more likely than not (a likelihood of more than 50%) that all or some portion of a deferred tax asset will not be realized, then we record a valuation allowance against the amount we do not expect to realize. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period. The most significant recent trend impacting expected levels of future taxable and valuation allowances has been rising gold and copper prices. A continuation of this trend could lead to the release of some of the valuation allowances recorded, with a corresponding effect on earnings in the period of release.
     In 2006, we released $25 million of valuation allowances in the United States due to the estimated effect of higher market gold prices on the ability to utilize deferred tax assets. We released $9 million of valuation allowances in a Chilean entity due to the availability of income. We released valuation allowances of $19 million in Canada reflecting utilization of capital losses.
     In 2005, we released valuation allowances totaling $32 million, which mainly included amounts totaling $31 million in Argentina, relating to the effect of the higher gold price environment and start-up of production at Veladero in 2005. We released valuation allowances totaling $5 million in 2004 as a consequence of an election to consolidate our Australian operations into one tax group.
Valuation allowances at December 31

($ millions)	2006	2005

United States	$211	$209
Chile	110	124
Argentina	46	46
Canada	59	63
Tanzania	217	204
Australia	2	2
Other	13	8

Total	$658	$656

United States: most of the valuation allowances relate to Alternative Minimum Tax credits, which have an unlimited carry-forward period. Increasing levels of future taxable income due to higher gold selling prices and other factors and circumstances may result in our becoming a regular taxpayer under the US regime, which may cause us to release some, or all, of the valuation allowance on the Alternative Minimum Tax credits.
Chile and Argentina: the valuation allowances relate to the full amount of tax assets in subsidiaries that do not have any present sources of gold production or taxable income. In the event that these subsidiaries have sources of taxable income in the future, we may release some or all of the allowances.
Canada: substantially all of the valuation allowances relate to capital losses that will only be utilized if any capital gains are realized.

64 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

Tanzania: considering the local fiscal regime applicable to mining companies and expected levels of future taxable income from the Bulyanhulu and Tulawaka mines, a valuation allowance exists against a portion of the deferred tax assets. If we conclude that expected levels of future taxable income from Bulyanhulu and Tulawaka will be higher, we may release some or all of the valuation allowance.
Cautionary Statement on Forward-Looking Information
Certain information contained or incorporated by reference in this 2006 MD&A, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand, Chilean peso and Papua New Guinean kina versus US dollar); fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia, Pakistan or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this 2006 MD&A are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.
     We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 65

GLOSSARY OF TECHNICAL TERMS
AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulphide mineralization into amenable oxide ore.
BACKFILL: Primarily waste sand or rock used to support the roof or walls after removal of ore from a stope.
BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as copper and silver.
CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.
CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.
CONTANGO: The positive difference between the spot market gold price and the forward market gold price. It is often expressed as an interest rate quoted with reference to the difference between inter-bank deposit rates and gold lease rates.
DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.
DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.
DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.
DRILLING:
Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration.
In-fill: any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.
EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.
GRADE: The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.
Cut-off grade: the minimum metal grade at which an orebody can be economically mined (used in the calculation of ore reserves).
Mill-head grade: metal content of mined ore going into a mill for processing.
Recovered grade: actual metal content of ore determined after processing.
Reserve grade: estimated metal content of an orebody, based on reserve calculations.
HEAP LEACHING: A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.
HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.
MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

66 ▪ Management’s Discussion and Analysis	Barrick Financial Report 2006

MINERAL RESERVE: See page 128 — “Gold Mineral Reserves and Mineral Resources.”
MINERAL RESOURCE: See page 128 — “Gold Mineral Reserves and Mineral Resources.”
MINING CLAIM: That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.
MINING RATE: Tons of ore mined per day or even specified time period.
OPEN PIT: A mine where the minerals are mined entirely from the surface.
ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.
ORE BODY: A sufficiently large amount of ore that can be mined economically.
OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.
RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.
RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.
REFINING: The final stage of metal production in which impurities are removed from the molten metal.
STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tons mined or to be mined for each ounce of gold.
TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore.

Barrick Financial Report 2006	Management’s Discussion and Analysis ▪ 67

Management’s Responsibility
Management’s Responsibility for Financial Statements
The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.
     The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and reflect Management’s best estimates and judgments based on currently available information. The company has developed and maintains a system of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.
     The consolidated financial statements have been audited by PricewaterhouseCoopers LLP,Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.
Jamie C. Sokalsky
Executive Vice President
and Chief Financial Officer
Toronto,Canada
February 21, 2007

68 ▪ Management’s Responsibility	Barrick Financial Report 2006

Management’s Report on Internal Control Over Financial Reporting
Barrick’s management is responsible for establishing and maintaining adequate internal control over financial reporting.
     Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. Barrick’s management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on that evaluation, Barrick’s management concluded that the Company’s internal control over financial reporting was effective as of December 31,2006.
     Based on Barrick management’s assessment, there were no material weaknesses in Barrick’s internal control over financial reporting as of December 31,2006.
     Barrick acquired control of Placer Dome Inc. (“Placer Dome”) in January 2006. Barrick’s management excluded the mines sites and the development projects of the former Placer Dome (the “Placer Dome Operations”) from its assessment of the effectiveness of Barrick’s internal control over financial reporting. The Placer Dome Operations represent approximately $6.2 billion of the total assets and approximately $2.4 billion of the total revenue of Barrick’s consolidated financial statement amounts as at December 31,2006.
     PricewaterhouseCoopers LLP, independent auditors, who have audited and issued a report on the consolidated financial statements of Barrick for the year ended December 31, 2006, have also issued an attestation report on Barrick management’s assessment of Barrick’s internal control over financial reporting. This attestation report is located on pages 70–72 of Barrick’s Financial Report 2006.

Barrick Financial Report 2006	Management’s Report on Internal Control Over Financial Reporting ▪ 69

Independent Auditors’ Report
Independent Auditors’ Report
To the Shareholders of
Barrick Gold Corporation
We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Barrick Gold Corporation (the “Company”) as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements. Our opinions, based on our audits,are presented below.
Consolidated financial statements
We have audited the accompanying consolidated balance sheets of Barrick Gold Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flow, shareholders’equity and comprehensive income for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audit of the Company’s financial statements as of December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).We conducted our audits of the Company’s financial statements as of December 31, 2005 and December 31, 2004 and for each of the two years in the period ended 31 December, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with accounting principles generally accepted in the United States of America.

70 ▪ Independent Auditors’ Report	Barrick Financial Report 2006

Internal control over financial reporting
We have also audited management’s assessment, included in Management’s Report on Internal Control over Financial Reporting appearing on page 69 of Barrick’s Financial Report 2006, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.
     We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     As described in Management’s Report on Internal Control over Financial Reporting, management has excluded the mine sites and development projects of the former Placer Dome Inc. (the “Placer Dome Operations”) from its assessment of internal control over financial reporting as of December 31, 2006 because Placer Dome Inc. was acquired by the Company in a purchase business combination during 2006. We have also excluded the Placer Dome Operations from our audit of internal control over financial reporting. These excluded Placer Dome Operations represent total assets and total revenues of $6.2 billion and $2.4 billion, respectively, of the related consolidated financial statement amounts of Barrick Gold Corporation as of and for the year ended December 31, 2006.
     In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control –Integrated Framework issued by the COSO. Furthermore, in our opinion,the Company maintained,in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control –Integrated Framework issued by the COSO.
Chartered Accountants
Toronto,Canada
February 21, 2007

Barrick Financial Report 2006	Independent Auditors’ Report ▪ 71

Comments by Auditors On Canada-US Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2e to these consolidated financial statements. Our report to the shareholders dated February 21, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors’report when the change is properly accounted for and adequately disclosed in the financial statements.
Chartered Accountants
Toronto,Canada
February 21, 2007

72 ▪ Independent Auditors’ Report	Barrick Financial Report 2006

Consolidated Statements of Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2006	2005	2004

Sales (notes 4 and 5)	$5,636	$2,350	$1,932

Costs and expenses
Cost of sales[1] (note 6)	2,736	1,214	1,047
Amortization (note 4)	735	427	452
Corporate administration	142	71	71
Exploration (note 4)	171	109	96
Project development expense	119	32	45
Other operating expenses (note 7a)	124	59	47
Impairment of long-lived assets (note 7b)	17	–	139

	4,044	1,912	1,897

Interest income	101	38	25
Interest expense (note 19b)	(126)	(7)	(19)
Other income (note 7c)	89	49	49
Other expense (note 7d)	(96)	(56)	(47)

	(32)	24	8

Income from continuing operations before income taxes and other items	1,560	462	43
Income tax (expense) recovery (note 8)	(348)	(60)	203
Non-controlling interests	1	(1)	2
Equity in investees (note 11)	(4)	(6)	–

Income from continuing operations	1,209	395	248
Discontinued operations (note 3b)
Income from discontinued operations	297	–	–
Income taxes	–	–	–

Income before cumulative effect of changes in accounting principles	1,506	395	248
Cumulative effect of changes in accounting principles (note 2e)	–	6	–

Net income for the year	$1,506	$401	$248

Earnings per share data (note 9)
Income from continuing operations
Basic	$1.44	$0.74	$0.47
Diluted	$1.42	$0.73	$0.46
Net income
Basic	$1.79	$0.75	$0.47
Diluted	$1.77	$0.75	$0.46

1.	Exclusive of amortization (note 6).
The accompanying notes are an integral part of these consolidated financial statements.

Barrick Financial Report 2006	Financial Statements ▪ 73

Consolidated Statements of Cash Flow

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars, except per share data)	2006	2005	2004

Operating Activities
Net income	$1,506	$401	$248
Amortization (note 4)	735	427	452
Deferred income taxes (notes 8 and 22)	(109)	(30)	(225)
Hedge losses on acquired gold hedge position (note 19c)	165	–	–
Income from discontinued operations (note 3b)	(297)	–	–
Other items (note 10a)	122	(72)	34

Net cash provided by operating activities	2,122	726	509

Investing Activities
Property, plant and equipment
Capital expenditures (note 4)	(1,087)	(1,104)	(824)
Sales proceeds	8	8	43
Acquisition of Placer Dome, net of cash acquired of $1,102 (note 3a)	(160)	–	–
Other acquisitions, net of cash acquired of $8 million (note 3c)	(47)	–	–
Acquisition of equity method investments (note 11)	(125)	(58)	(40)
Available-for-sale securities (note 11)
Purchases	(245)	(31)	(7)
Sales	46	10	9
Other investing activities	17	(5)	(2)

Net cash used in investing activities	(1,593)	(1,180)	(821)

Financing Activities
Capital stock
Proceeds on exercise of stock options	74	92	49
Dividends (note 23a)	(191)	(118)	(118)
Repurchased for cash (note 23a)	–	–	(95)
Long-term debt (note 19b)
Proceeds	2,189	179	973
Repayments	(1,581)	(59)	(41)
Settlement of acquired derivative instrument liabilities (note 19c)	(1,840)	–	–
Other financing activities	2	(1)	(28)

Net cash (used in) provided by financing activities	(1,347)	93	740

Cash Flows of Discontinued Operations (note 3b)
Operating activities	29	–	–
Investing activities – proceeds on sale	2,850	–	–
Other investing activities	(62)	–	–
Financing activities	11	–	–

	2,828	–	–

Effect of exchange rate changes on cash and equivalents	(4)	–	–

Net increase (decrease) in cash and equivalents	2,006	(361)	428
Cash and equivalents at beginning of year (note 19a)	1,037	1,398	970

Cash and equivalents at end of year (note 19a)	$3,043	$1,037	$1,398

The accompanying notes are an integral part of these consolidated financial statements.

74 ▪ Financial Statements	Barrick Financial Report 2006

Consolidated Balance Sheets

Barrick Gold Corporation
At December 31 (in millions of United States dollars)	2006	2005

Assets
Current assets
Cash and equivalents (note 19a)	$3,043	$1,037
Accounts receivable (note 13)	234	54
Inventories (note 12)	931	402
Other current assets (note 13)	588	255

	4,796	1,748
Non-current assets
Available-for-sale securities (note 11)	646	62
Equity method investments (note 11)	327	138
Property, plant and equipment (note 14)	8,335	4,146
Intangible assets (note 15)	75	–
Goodwill (note 16)	5,855	–
Other assets (note 17)	1,339	768

Total assets	$21,373	$6,862

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$686	$386
Short-term debt (note 19b)	863	80
Other current liabilities (note 18)	303	94

	1,852	560
Non-current liabilities
Long-term debt (note 19b)	3,244	1,721
Asset retirement obligations (note 20)	843	409
Deferred income tax liabilities (note 22)	798	114
Other liabilities (note 21)	436	208

Total liabilities	7,173	3,012

Non-controlling interests	1	–

Shareholders’ equity
Capital stock (note 23)	13,106	4,222
Retained earnings (deficit)	974	(341)
Accumulated other comprehensive income (loss) (note 24)	119	(31)

Total shareholders’ equity	14,199	3,850

Contingencies and commitments (notes 14 and 27)

Total liabilities and shareholders’ equity	$21,373	$6,862

The accompanying notes are an integral part of these consolidated financial statements.
Signed on behalf of the Board,

Gregory C. Wilkins, Director	Steven J. Shapiro, Director

Barrick Financial Report 2006	Financial Statements ▪ 75

Consolidated Statements of Shareholders’ Equity

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2006	2005	2004

Common shares (number in millions)
At January 1	538	534	535
Issued on exercise of stock options (note 25a)	3	4	3
Issued on acquisition of Placer Dome	323	–	–
Repurchased (note 23a)	–	–	(4)

At December 31	864	538	534

Common shares
At January 1	$4,222	$4,129	$4,115
Issued on exercise of stock options (note 25a)	74	93	49
Issued on acquisition of Placer Dome (note 3a)	8,761	–	–
Repurchased (note 23a)	–	–	(35)
Options issued on acquisition of Placer Dome (note 3a)	22	–	–
Recognition of stock option expense (note 25a)	27	–	–

At December 31	13,106	4,222	4,129

Retained earnings (deficit)
At January 1	(341)	(624)	(694)
Net income	1,506	401	248
Dividends (note 23a)	(191)	(118)	(118)
Adjustment on repurchase of common shares (note 23a)	–	–	(60)

At December 31	974	(341)	(624)

Accumulated other comprehensive income (loss) (note 24)	119	(31)	69

Total shareholders’ equity at December 31	$14,199	$3,850	$3,574

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2006	2005	2004

Net income	$1,506	$401	$248
Other comprehensive income (loss), net of tax (note 24)	150	(100)	9

Comprehensive income	$1,656	$301	$257

The accompanying notes are an integral part of these consolidated financial statements.

76 ▪ Financial Statements	Barrick Financial Report 2006

Notes to Consolidated Financial Statements
Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, and ZAR are to Canadian dollars, Australian dollars, and South African Rands respectively.
1 ▪ Nature of Operations
Barrick Gold Corporation (“Barrick” or the “Company”) principally engages in the production and sale of gold, as well as related activities such as exploration and mine development. In 2006, we acquired Placer Dome Inc. (see note 3a), which resulted in a substantial increase in the scale of our mining operations. We also produce some copper and hold interests in a platinum group metals development project and a nickel development project, both located in Africa and a platinum project located in Russia. Our mining operations are concentrated in our four regional business units: North America, South America, Africa and Australia Pacific. We sell our gold and copper production into the world market.
2 ▪ Significant Accounting Policies
a) Basis of Preparation
These financial statements have been prepared under United States generally accepted accounting principles (“US GAAP”). In 2006, we amended the classification of certain expense items on the face of our income statement to provide enhanced disclosure of significant business activities and reflect the increasing significance of amounts spent on those activities. Previously exploration expense and project development expenses were grouped as a single line item. In 2006, we began to present these items separately to enable the amounts spent and trends in each type of expense to be more easily identified. Also in 2006, we began to present overheads incurred at our regional business units as a separate line item under “other operating expenses” to provide increased visibility of the amounts incurred. Previously these expenses were included in “other expense” and not separately identified. To ensure comparability of financial information, prior-year amounts have been reclassified to conform with the current year presentation.
b) Consolidation
These consolidated financial statements include the accounts of Barrick Gold Corporation and those entities we have the ability to control either through voting rights or means other than voting rights. For incorporated joint ventures where we have the ability to control the joint venture, subject in some cases to protective rights held by our joint venture partners, we consolidate the joint venture and record a non-controlling interest for the interest held by our joint venture partner. In 2006 we finalized a joint venture agreement for the Pueblo Viejo project, which is held through an incorporated joint venture. Under the terms of the joint venture agreement, we have the ability to control the operating, investing and financing decisions and therefore we consolidate this joint venture.
     FIN 46R provides guidance on the identification and reporting of entities controlled through means other than voting rights and defines such entities as variable interest entities (“VIEs”). We apply this guidance to all entities, including those in the development stage, except for unincorporated joint ventures, which are outside the scope of FIN 46R. The principal entity that is a VIE is the entity that owns the Reko Diq project. Neither ourselves nor the other owners are the primary beneficiary for financial reporting purposes and we use the equity method of accounting for our interest in this entity (note 11).
     For unincorporated joint ventures under which we hold an undivided interest in the assets and liabilities of the joint venture, we include our interest in the assets and liabilities in our financial statements. Through the acquisition of Placer Dome in 2006 we acquired interests in the Cortez, Donlin Creek, Turquoise Ridge and Porgera mines which are held through unincorporated joint ventures under which we hold an undivided interest in the revenues, expenses, assets and liabilities. For further information refer to note 28.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 77

     The Donlin Creek property is being explored and developed under a Mining Venture Agreement that is between NovaGold and Barrick entered into in November 2002. Under the terms of the agreement, we currently hold a 30% interest in the project with the right to increase that interest to 70% by satisfying the following conditions on or before November 12, 2007: (1) funding of $32 million of exploration and development expenditures on the project; (2) delivering a feasibility study to NovaGold; and (3) obtaining the approval of our Board of Directors to construct a mine on the property. At the end of March 2006, we had satisfied the funding condition. We are currently taking the steps necessary to complete the feasibility study. We record our 70% share of project expenditures each period, together with an account receivable for Nova Gold’s share of those of expenditures. Under a shareholders agreement, Calista Corporation has the right to acquire a 5% to 15% interest in the Donlin Creek project by paying a corresponding percentage of capitalized costs within 90 days of receipt of a completed feasibility study.
c) Foreign Currency Translation
The functional currency of all our operations is the US dollar. We translate non-US dollar balances into US dollars as follows:

▪	non-monetary assets and liabilities using historical rates;

▪	monetary assets and liabilities using closing rates with translation gains and losses recorded in earnings; and

▪	income and expenses using average exchange rates, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.
d) Use of Estimates
The preparation of these financial statements requires us to make estimates and assumptions. The most significant ones are: quantities of proven and probable gold and copper reserves; the value of mineralized material beyond proven and probable reserves; future costs and expenses to produce proven and probable reserves; future commodity prices and foreign currency exchange rates; the future cost of asset retirement obligations; amounts of contingencies; and the fair value of acquired assets and liabilities including pre-acquisition contingencies. Using these estimates and assumptions, we make various decisions in preparing the financial statements including:

▪	The treatment of mine development costs as either an asset or an expense;

▪	whether long-lived assets are impaired, and if so, estimates of the fair value of those assets and any corresponding impairment charge;

▪	our ability to realize deferred income tax assets;

▪	the useful lives of long-lived assets and the measurement of amortization;

▪	the fair value of asset retirement obligations;

▪	the likelihood of loss contingencies occurring and the amount of any potential loss;

▪	whether investments are impaired;

▪	the amount of income tax expense;

▪	allocations of the purchase price in business combinations to assets and liabilities acquired; and

▪	the valuation of reporting units used in the initial allocation of goodwill and subsequent goodwill impairment tests.
As the estimation process is inherently uncertain, actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on our financial statements.
Significant Changes in Estimates
Gold and Copper Mineral Reserves
At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property. We prospectively revise calculations of amortization of property, plant and equipment beginning in the first quarter of the next fiscal year. The effect of changes in reserve estimates on amortization expense for 2006 was a decrease of $75 million (2005: $28 million decrease; 2004: $15 million decrease).
Asset Retirement Obligations (AROs)
Each quarter we update cost estimates, and other assumptions used in the valuation of AROs, for AROs at each of our mineral properties to reflect new events, changes in circumstances and any new information that is available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines any change in the fair value of AROs results in a corresponding charge or credit within other expense. A charge of $53 million was recorded in 2006 for changes in cost estimates for AROs at closed mines (2005: $15 million expense; 2004: $22 million expense). For further details see note 20.

78 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

Deferred Tax Valuation Allowances
For a description of changes in valuation allowances, refer to note 8.
Placer Dome Purchase Price Allocation
In fourth quarter 2006, we finalized the valuations of assets and liabilities acquired on the acquisition of Placer Dome. In the final purchase price allocation, the significant changes from the preliminary allocation were an increase in the value of property, plant and equipment by $2,104 million; recognition of intangible assets with a value of $85 million; an increase in asset retirement obligations by $215 million; and an increase in net deferred income tax liabilities by $574 million. Goodwill arising in the final purchase price allocation amounted to $6,506 million. In fourth quarter 2006, we prospectively revised the measurement of amortization to reflect the final values of property, plant and equipment and intangible assets. We recorded an increase in amortization expense in fourth quarter 2006 of $30 million for property, plant and equipment and $10 million for intangible assets. We also revised the measurement of interest capitalized for fourth quarter 2006 to reflect final valuations of acquired qualifying assets that resulted in an increase in interest capitalized by $14 million.
e) Accounting Changes
EITF 04-6 Accounting for Stripping Costs Incurred During Production in the Mining Industry
In 2005, we adopted EITF 04-6 and changed our accounting policy for stripping costs incurred in the production phase. Prior to adopting EITF 04-6, we capitalized stripping costs incurred in the production phase, and we recorded amortization of the capitalized costs as a component of the cost of inventory produced each period. Under EITF 04-6, stripping costs are recorded directly as a component of the cost of inventory produced each period. Using an effective date of adoption of January 1, 2005, we recorded a decrease in capitalized mining costs of $226 million; an increase in the cost of inventory of $232 million; and a $6 million credit to earnings for the cumulative effect of this change. For 2005, the effect of adopting EITF 04-6 compared to the prior policy was an increase in net income of $44 million ($0.08 per share), excluding the cumulative effect on prior periods.
FAS 123R, Accounting for Stock-Based Compensation
On January 1, 2006, we adopted FAS 123R. Prior to this date we applied FAS 123 and accounted for stock options under the intrinsic value method, recording compensation cost for stock options as the excess of the market price of the stock at the grant date of an award over the exercise price. Historically, the exercise price of stock options equaled the market price of the stock at the grant date resulting in no recorded compensation cost. We provided pro forma disclosure of the effect of expensing the fair value of stock options.
     In September 2006, the SEC released a letter on accounting for stock options. The letter addresses the determination of the grant date and measurement date for stock option awards. For Barrick, the stock option grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. The application of the principles in the letter issued by the SEC did not change the date that has been historically determined as the measurement date for stock option grants.
     We adopted FAS 123R using the modified prospective method, which meant that financial statements for periods prior to adoption were not restated. From January 1, 2006 we record compensation expense for all new stock option grants based on the grant date fair value, amortized on a straight-line basis over the vesting period. We also record compensation expense for the unvested portion of stock option grants occurring prior to January 1, 2006, based on the grant date fair value that was previously estimated and used to provide for pro forma disclosures for financial statement periods prior to 2006, amortized on a straight-line basis over the remaining vesting period for those unvested stock options.
     Compensation expense for stock options was $27 million in 2006, and is presented as a component of cost of sales, corporate administration and other expense, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options reduced earnings per share for 2006 by $0.03 per share. The application of FAS 123R to Restricted Share Units (RSUs) and Deferred Share Units (DSUs) did not result in any significant change in the method of accounting for RSUs or DSUs. See note 25 for further information on stock-based compensation.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 79

FAS 151, Inventory Costs
FAS 151 specifies the general principles applicable to the pricing and allocation of certain costs to inventory. FAS 151 is the result of a broader effort by the Financial Accounting Standards Board (FASB) to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. As part of that effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. The accounting for inventory costs, in particular, abnormal amounts of idle facility expense, freight, handling costs, and spoilage, is one such narrow difference that the FASB decided to address by issuing FAS 151. As historically worded in ARB 43, Chapter 4, the term “abnormal” was not defined and its application could lead to unnecessary noncomparability of financial reporting. FAS 151 eliminates that term. Under FAS 151, abnormal amounts of idle facility expense, freight, handling costs and wasted materials are recognized as current period charges rather than capitalized to inventory. FAS 151 also requires that the allocation of fixed production overhead to the cost of inventory be based on the normal capacity of production facilities.
     FAS 151 was applicable prospectively from January 1, 2006 and we modified our inventory accounting policy consistent with its requirements. Under our modified accounting policy for inventory, production-type costs that are abnormal are excluded from inventory and charged directly to the cost of sales. Interruptions to normal activity levels at a mine could occur for a variety of reasons including equipment failures and major maintenance activities, strikes, power supply interruptions and adverse weather conditions. When such interruptions occur we evaluate the impact on the cost of inventory produced in the period, and to the extent the actual cost exceeds the cost based on normal capacity we expense any excess directly to cost of sales. The adoption of FAS 151 did not have any significant effect on our financial statements.
FAS 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans
In September 2006, the FASB issued FAS 158 that requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree health care and other post-retirement plans in their financial statements. FAS 158 was developed to respond to concerns that past accounting standards needed to be revisited to improve the transparency and usefulness of the information reported about them. Under past accounting standards, the funded status of an employer’s post-retirement benefit plan (i.e., the difference between the plan assets and obligations) was not always completely reported in the balance sheet. Employers reported an asset or liability that almost always differed from the plan’s funded status because previous accounting standards allowed employers to delay recognition of certain changes in plan assets and obligations that affected the costs of providing such benefits. Past standards only required an employer to disclose the complete funded status of its plans in the notes to the financial statements.
     FAS 158 requires recognition of the funded status of a benefit plan on the balance sheet – measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation, as at the fiscal year-end. For a pension plan, the benefit obligation is the projected benefit obligation; for any other post-retirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated post-retirement benefit obligation. FAS 158 also requires recognition, as a component of other comprehensive income, net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recorded as components of net periodic benefit cost. Amounts recorded in accumulated other comprehensive income are adjusted as they are subsequently recorded as components of net periodic cost. FAS 158 requires disclosure of information about certain effects of net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.
     We adopted the provisions of FAS 158 in 2006, as required, except for the requirement to measure the plan assets and benefit obligations at the fiscal year-end, which is effective in fiscal years ending after December 15, 2008. The adoption of FAS 158 did not significantly impact our financial statements, and is disclosed in note 26.

80 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

SEC Staff Accounting Bulletin No. 108 – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108)
In September 2006, the SEC issued SAB 108. SAB 108 addresses the multiple methods used to quantify financial statement misstatements and evaluate the accumulation of misstatements on the balance sheet. SAB 108 requires registrants to evaluate prior period misstatements using both a balance sheet approach (“the iron curtain method”) and an income statement approach (“the rollover method”). SAB 108 is effective for interim and annual periods ending after November 15, 2006. SAB 108 allows a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2006 for errors that were previously deemed not material, but would be material under the requirements of SAB 108. Barrick has historically used the rollover method in quantifying potential financial statement misstatements. As required by SAB 108, we re-evaluated prior period immaterial errors using the iron curtain method. Based upon the result of our evaluation, we did not identify any material errors or misstatements that were previously deemed not material under the rollover approach. Going forward, we will be applying both methods in quantifying potential financial statement errors and misstatements, as required by SAB 108.
f) Accounting Developments
FASB Interpretation No. 48 – Accounting for Uncertainty in Tax Positions (FIN 48)
In June 2006, the FASB issued FIN 48 – Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. The interpretation has been developed because of diversity in practice for accounting for uncertain tax positions. Some entities record tax benefits for uncertain tax positions as they are filed on the income tax return, while others use either gain contingency accounting or a probability threshold.
     Under FIN 48, an entity should presume that a taxing authority will examine all tax positions with full knowledge of all relevant information. Therefore, when evaluating a tax position for recognition and measurement, consideration of the risk of examination is not appropriate. In applying the provisions of FIN 48, there are distinct recognition and measurement evaluations. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize. The amount of benefit to recognize will be measured as the maximum amount which is more likely than not to be realized. The tax position should be de-recognized in the first period when it is no longer more likely than not of being sustained. On subsequent recognition and measurement, the maximum amount which is more likely than not to be recognized at each reporting date will represent management’s best estimate given the information available at the reporting date, even though the outcome of the tax position is not absolute or final. Subsequent recognition, de-recognition, and measurement should be based on new information. A liability for interest or penalties or both will be recognized as deemed to be incurred based on the provisions of the tax law, that is, the period for which the taxing authority will begin assessing the interest or penalties or both. The amount of interest expense recognized will be based on the difference between the amount recognized in accordance with this interpretation and the benefit recognized in the tax return.
     Under FIN 48, an entity must disclose its policy on the classification of interest and penalties and also disclose a reconciliation of the total amounts of unrecognized tax benefits at the beginning and the end of each period. On transition, the change in net assets due to applying the provisions of the interpretation will be considered a change in accounting principle with the cumulative effect of the change treated as an offsetting adjustment to the opening balance of retained earnings in the period of transition. The interpretation is effective beginning January 1, 2007. We are presently evaluating the impact of this interpretation on our financial statements.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 81

FAS 157, Fair Value Measurements
In September 2006, the FASB issued FAS 157 that provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 is meant to ensure that the measurement of fair value is more comparable and consistent, and improve disclosure about fair value measures. As a result of FAS 157 there is now a common definition of fair value to be used throughout US GAAP. FAS 157 applies whenever US GAAP requires (or permits) measurement of assets or liabilities at fair value. FAS 157 does not address when the use of fair value measurements is required.
     FAS 157 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This definition of fair value retains the exchange-price notion contained (either explicitly or implicitly) in many earlier US GAAP definitions of fair value. However, FAS 157 clarifies that the basis for a fair value measure is the price at which a company would sell or otherwise dispose of its assets or pay to settle a liability (i.e., an exit price), not the market price at which a company acquires its assets or assumes a liability (i.e., not an entry price). The exit price concept is based on current expectations about the future inflows associated with the asset and the future outflows associated with the liability from the perspective of market participants. Under FAS 157, a fair value measure should reflect all of the assumptions that market participants would use in pricing the asset or liability including, for example, an adjustment for risk inherent in a particular valuation technique used to measure fair value.
     In measuring fair value for a financial statement item, FAS 157 gives the highest priority to quoted prices in active markets. However, FAS 157 also permits the use of unobservable inputs for situations in which there is little, if any, market activity for the asset or liability being measured. Whether there is significant market activity or not, the objective is a market-based measure, rather than an entity-specific measure. FAS 157 also provides guidance on the effect of changes in credit risk on a fair value measure; investment blocks; and restricted securities.
     FAS 157 expands disclosure about the use of fair value to measure assets and liabilities. FAS 157 requires disclosures intended to provide information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the methods and assumptions used to measure fair value, and (3) the effect of fair value measures on earnings. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted. We are currently assessing the impact of FAS 157 on our financial statements.
FSP AUG AIR-1 – Accounting for Planned Major Maintenance Activities (FSP Air-1)
In September 2006, the FASB issued FSP AIR-1 which amends guidance from the AICPA Industry Audit Guide, Audits of Airlines (“Airline Guide”) with respect to planned major maintenance activities and makes this guidance applicable to entities in all industries. Of the three methods of accounting for planned major maintenance allowed by FSP AIR-1, we plan to use the built-in overhaul method. The built-in overhaul method is based on segregation of plant and equipment costs into those that should be depreciated over the useful life of the asset and those that require overhaul at periodic intervals. Thus, the estimated cost of the overhaul component included in the purchase price of an asset is set up separately from the cost of the asset and is amortized to the date of the initial overhaul. The cost of the initial overhaul is then capitalized and amortized to the next overhaul, at which time the process is repeated.
     FSP AIR-1 is effective for the first fiscal year beginning after December 15, 2006. The provisions are applied retrospectively for all financial statements presented unless it is impractical to do so. We intend to apply the provisions of FSP AIR-1 beginning January 1, 2007. We are in the process of determining the effect that adoption of this FSP will have on prior periods.

82 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

g) Other Significant Accounting Policies

	Note	Page

Acquisitions and divestitures	3	83
Segment information	4	88
Revenue and gold sales contracts	5	90
Cost of sales	6	92
Other (income) expense	7	92
Income tax (recovery) expense	8	94
Earnings per share	9	96
Operating cash flow – other items	10	97
Investments	11	97
Inventories	12	100
Accounts receivable, and other current assets	13	101
Property, plant and equipment	14	102
Intangible assets	15	104
Goodwill	16	104
Other assets	17	105
Other current liabilities	18	105
Financial instruments	19	105
Asset retirement obligations	20	115
Other non-current liabilities	21	116
Deferred income taxes	22	116
Capital stock	23	117
Other comprehensive income (loss)	24	118
Stock-based compensation	25	119
Post-retirement benefits	26	121
Litigation and claims	27	125
Unincorporated joint ventures	28	127

3 ▪ Acquisitions and Divestitures
a) Acquisition of Placer Dome Inc. (“Placer Dome”)
Placer Dome Offer and Acceptance
In first quarter 2006 we acquired 100% of the outstanding common shares of Placer Dome. Placer Dome was one of the world’s largest gold mining companies. It had 12 mining operations based in North America, South America, Africa and Australia/Papua New Guinea, as well as four projects that are in various stages of exploration/development. Its most significant mines were Cortez in the United States, Zaldívar in Chile, Porgera in Papua New Guinea, North Mara in Tanzania and South Deep in South Africa. The most significant projects are Cortez Hills and Donlin Creek in the United States, and Pueblo Viejo in the Dominican Republic. The business combination between ourselves and Placer Dome was an opportunity to create a Canadian-based leader in the global gold mining industry, which strengthens our competitive position, including in respect of gold reserves, gold production, growth opportunities, and balance sheet strength.
Accounting for the Placer Dome Acquisition
The Placer Dome acquisition has been accounted for as a purchase business combination, with Barrick as the accounting acquirer. We acquired Placer Dome on January 20, 2006, with the results of operations of Placer Dome consolidated from January 20, 2006 onwards. The purchase cost was $10 billion and was funded through a combination of common shares issued, the drawdown of a $1 billion credit facility, and cash resources.

Value of 322.8 million Barrick common shares issued at $27.14 per share[1]	$8,761
Value of 2.7 million fully vested stock options	22
Cash	1,239
Transaction costs	32

$10,054

1.	The measurement of the common share component of the purchase consideration represents the average closing price on the New York Stock Exchange for the two days prior to and two days after the public announcement on December 22, 2005 of our final offer for Placer Dome.
In accordance with the purchase method of accounting, the purchase cost was allocated to the underlying assets acquired and liabilities assumed based primarily upon their estimated fair values at the date of acquisition. The estimated fair values were based on a combination of independent appraisals and internal estimates. We concluded that the excess of purchase cost over the net identifiable tangible and intangible assets acquired represents goodwill. Goodwill arising on the acquisition of Placer Dome principally represents the ability for the company to continue as a going concern by finding new mineral reserves as well as the value of synergies that we expect to realize as a direct consequence of the acquisition of Placer Dome.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 83

The principal valuation methods for major classes of assets and liabilities were:

Inventory	Finished goods and work in process valued at estimated selling prices less disposal costs, costs to complete and a reasonable profit allowance for the completing and selling effort.

Building and equipment	Reproduction and/or replacement cost or market value for current function and service potential, adjusted for physical, functional and economic obsolescence.

Proven and probable reserves and value beyond proven and probable reserves at producing mines	Multi-period excess earnings approach considering the prospective level of cash nd flows and fair value of other assets at each mine.

Development projects	Discounted future cash flows considering the prospective level of cash flows from future operations and necessary capital cost expenditures.

Exploration properties	Appraised values considering costs incurred, earn-in agreements and comparable market transactions, where applicable.

Intangible assets	Value based on potential cost savings, price differential, discounted future cash flows, or comparable market transactions, as applicable.

Long-term debt and derivative instruments	Estimated fair values consistent with the methods disclosed in note 19d.

Asset retirement obligations	Estimated fair values consistent with the methods disclosed in note 20.
Summary Purchase Price Allocation

Cash	$1,102
Inventories	428
Other current assets	198
Property, plant and equipment
Buildings, plant and equipment	2,946
Proven and probable reserves	1,571
Value beyond proven and probable reserves	419
Intangible assets (note 15)	85
Assets of discontinued operations[1]	1,744
Other assets	347
Goodwill	6,506

Total assets	15,346

Current liabilities	669
Liabilities of discontinued operations[1]	107
Derivative instrument liabilities	1,729
Long-term debt	1,252
Asset retirement obligations	387
Deferred income tax liabilities	686

Total liabilities	4,830

Non-controlling interests	462

Net assets acquired	$10,054

1.	Includes operations that were sold to Goldcorp.
Severance Costs

Amounts recorded at acquisition	$48
Settlements in 2006	45

Amounts outstanding at December 31, 2006	$3

At acquisition we recorded liabilities totaling $48 million that primarily relate to employee severance at Placer Dome offices that were closed during the year. We expect to pay all the outstanding amounts by second quarter 2007.

84 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

Pro Forma Information (Unaudited)
Pro Forma Consolidated Statement of Income

For the year ended December 31, 2005					Pro forma
($ millions of US dollars,					consolidated	Pro forma
except per share data in dollars)					Barrick before	adjustments for
					sale of certain	sale of certain
			Pro forma		operations to	operations to		Pro forma
	As reported		purchase		Goldcorp and	Goldcorp and		consolidated
	Barrick	Placer Dome	adjustments[1]		Gold Fields	Gold Fields[2]		Barrick

Sales	$2,350	$1,978			$4,328	(352	) (f)	$3,976

Costs and expenses
Cost of sales[3]	1,214	1,271			2,485	(265	) (f)	2,220
Amortization	427	264	131	(a)	822	(50	) (f)	772
Corporate administration	71	68			139			139
Exploration	109	91			200	(28	) (f)	172
Project development expense	32	81			113			113
Other operating expenses	59	6			65			65
Impairment of long-lived assets	–	–			–			–

	1,912	1,781	131		3,824	(343)		3,481

Interest income	38	39	5	(b)	82			82
Interest expense	(7)	(92)	1	(c)	(98)			(98)
Other income	49	44			93	(2	) (f)	91
Other expense	(56)	(79)	21	(d)	(114)			(114)

	24	(88)	27		(37)	(2)		(39)

Income from continuing operations before income taxes and other items	462	109	(104)		467	(11)		456
Income tax (expense) recovery	(60)	(21)	(8	) (e)	(89)	4	(g)	(85)
Non-controlling interests	(1)	2			1			1
Equity in investees	(6)	4			(2)	(4	) (f)	(6)

Income before cumulative effect of changes in accounting principles	395	94	(112)		377	(11)		366
Cumulative effect of changes in accounting principles	6	(14)			(8)			(8)

Net income for the year	$401	$80	$(112)		$369	$(11)		$358

Earnings per share data:
Net income
Basic and diluted	$0.75	$0.18						$0.42

1.	Adjustments to reflect certain estimated effects of purchase accounting.

2.	Adjustments to reflect the estimated effects of the sale of certain Placer Dome operations to Goldcorp and Gold Fields.

3.	Exclusive of amortization.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 85

Basis of Presentation
This unaudited pro forma consolidated financial statement information has been prepared by us for illustrative purposes only to show the effect of the acquisition of Placer Dome by Barrick. The unaudited pro forma consolidated statement information assumes that Barrick acquired Placer Dome effective January 1, 2005. In conjunction with the offer to acquire Placer Dome, Barrick entered into an agreement with Goldcorp Inc. (“Goldcorp”) for the sale of certain operations and projects of Placer Dome. This unaudited pro forma consolidated financial statement information assumes that sale of these operations to Goldcorp occurred on January 1, 2005. Pro forma adjustments for the assumed effect of the sale of these operations to Goldcorp on the results of operations of Barrick have been reflected in this unaudited pro forma consolidated financial statement information. Pro forma adjustments also reflect the sale of the South Deep mine in South Africa to Gold Fields Limited (“Gold Fields”), had the sale occurred on January 1, 2005 (note 3b).
     The unaudited pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Any potential synergies that may be realized and integration costs that may be incurred have been excluded from the unaudited pro forma financial statement information, including Placer Dome transaction costs and amounts payable under change of control agreements to certain members of management that are estimated at a combined total of $93 million. The information prepared is only a summary.
Pro Forma Assumptions and Adjustments
Certain adjustments have been reflected in this unaudited pro forma consolidated statement of income to illustrate the effects of purchase accounting and to reflect the impact of the sale of certain Placer Dome operations to Goldcorp, where the impact could be reasonably estimated. The principal purchase accounting adjustments relate to amortization, income taxes and interest expense, that have been adjusted to the accounting base recognized for each in the business combination.
Pro Forma Adjustments
The unaudited pro forma consolidated statement of income reflects the following adjustments as if the acquisition of 100% of Placer Dome and subsequent sale of certain operations to Goldcorp and Gold Fields had occurred on January 1, 2005:
(a)	An increase in amortization expense by $131 million to reflect the value assigned to property, plant and equipment and intangible assets in the purchase price allocation.

(b)	An increase in interest income by $5 million for the year ended December 31, 2005 to reflect interest income earned on cash proceeds generated by the assumed exercise of Placer Dome stock options.

(c)	An increase in interest expense by $48 million for the year ended December 31, 2005 to reflect the interest costs (net of amounts that would have been capitalized to Barrick development projects) relating to the cash component of the Offer that was financed through temporary credit facilities. A decrease in interest expense by $49 million for the year ended December 31, 2005 to reflect the assumed avoidance of interest on the temporary financing for the cash component of the Offer assuming the repayment of such financing from the receipt of cash proceeds from the sale of certain Placer Dome operations to Goldcorp.

(d)	A decrease in other expense by $21 million to de-recognize non-recurring transaction costs recorded by Placer Dome relating to the Barrick offer.

(e)	A debit to tax expense of $8 million for the year ended December 31, 2005 to reflect the tax effect of the pro forma purchase adjustments in (a) through (d).

(f)	Adjustments to de-recognize the revenues and expenses for the year ended December 31, 2005 relating to the Placer Dome operations that were sold to Goldcorp and Gold Fields.

(g)	Adjustments to de-recognize income tax expense for the operations that were sold to Goldcorp and Gold Fields for the year ended December 31, 2005 and to record the tax effect of other pro forma adjustments relating to the sale of certain Placer Dome operations to Goldcorp and Gold Fields.
Pro Forma Earnings Per Share

For the year ended December 31, 2005
(millions of shares or US dollars, except per share data in dollars)

Actual weighted average number of Barrick common shares outstanding	536
Assumed number of Barrick common shares issued to Placer Dome shareholders	323

Pro forma weighted average number of Barrick common shares outstanding	859

Pro forma net income	$358

Pro forma earnings per share — basic	$0.42

Pro forma weighted average number of Barrick common shares outstanding	859
Dilutive effect of stock options	2

Pro forma weighted average number of Barrick common shares outstanding — diluted	861

Pro forma earnings per share — diluted	$0.42

86 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

b) Discontinued Operations
Results of Discontinued Operations

For the years ended December 31	2006	2005

Gold sales
South Deep operations	$158	$—
Operations sold to Goldcorp	83	—

	$241	$—

Income (loss) before tax
South Deep[1]	8	—
Gain on sale of South Deep	288
Operations sold to Goldcorp	1	—

	$297	$—

1.	Amounts are disclosed net of non-controlling interests of $24 million.
South Deep
On December 1, 2006, we sold our 50% interest in the South Deep mine in South Africa to Gold Fields. Gold Fields is responsible for all liabilities relating solely to the assets of the mine, including employment commitments and environmental, closure and reclamation liabilities. The consideration on closing was $1,517 million, of which $1,209 million was received in cash and $308 million in Gold Fields shares. On closing we recorded a gain of $288 million, representing the consideration received less transaction costs and the carrying amount of net assets of South Deep, including goodwill relating to South Deep of $651 million.
     The results of the operations of South Deep in 2006 are presented under “discontinued operations” in the income statement and cash flow statement. As required by accounting rules applicable to discontinued operations, amortization of property, plant and equipment at South Deep ceased on September 1, 2006, the date when they were classified as held for sale, and we allocated interest expense of $2 million to these discontinued operations.
     In second quarter 2006, a loaded skip and 6.7 kilometers of rope fell 1.6 kilometers down the South Deep mine’s Twin Shaft complex during routine maintenance, causing extensive damage but no injuries. Repair costs for assets that were damaged were expensed as incurred. We were insured for property damage and a portion of business interruption losses. Insurance recoveries of $12 million (based on our 50% interest in South Deep) were recorded within income from discontinued operations for the period to December 1, 2006.
Operations Sold to Goldcorp
In second quarter 2006, we sold all of Placer Dome’s Canadian properties and operations (other than Placer Dome’s office in Vancouver), including all mining, reclamation and exploration properties, Placer Dome’s interest in the La Coipa mine in Chile, 40% of Placer Dome’s interest in the Pueblo Viejo project in the Dominican Republic, certain related assets and, our share in Agua de la Falda S.A., which included our interest in the Jeronimo project, to Goldcorp Inc. (“Goldcorp”) (collectively, the ‘‘Operations sold to Goldcorp’’). Goldcorp is responsible for all liabilities relating solely to these properties and operations, including employment commitments and environmental, closure and reclamation liabilities.
     The sales proceeds for the operations sold to Goldcorp were $1,641 million. The aggregate net amount of assets and liabilities of these operations were recorded in the purchase price allocation at $1,641 million based on the terms of a sale agreement with Goldcorp that was in place at the time we acquired Placer Dome. The results of the operations sold to Goldcorp were included under “discontinued operations” in the income statement and cash flow statement until closing. Interest expense of $21 million was allocated to the results from the operations sold to Goldcorp. No gain or loss arose on closing of the sale.
c) Acquisition of Pioneer Metals Inc. (“Pioneer”)
In 2006, we acquired control of Pioneer through the acquisition of 59.2 million shares, representing approximately 91% of the outstanding shares of Pioneer. Total cash consideration paid was $53 million. Pioneer has a portfolio of exploration properties and interests, including the Grace property which is adjacent to NovaGold Resources Inc.’s Galore Creek project. This transaction represents a purchase of assets, and we allocated the purchase price to the assets acquired.
d) Sale of Paddington Operations
In November 2006, we signed a sale agreement for the Paddington operations in Australia, under which we will receive cash proceeds of $39 million. The Paddington operations, which form part of the Kanowna mine acquired in the acquisition of Placer Dome, consist of the Paddington mill and certain land tenements in the area near the mill. We expect the transaction to close in first quarter 2007.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 87

4 ▪ Segment Information
In 2004, we adopted a regional business unit approach to the management of our mining operations. Our operations were organized geographically in the following regions: North America, South America, Australia/Africa, and Russia/Central Asia. Notwithstanding this management structure we reported information on a mine by mine basis to the Chief Operating Decision Maker, and therefore concluded that our operating segments represented individual mines and development projects. In 2006, upon completion of the Placer Dome acquisition and integration of the acquired Placer Dome mining operations, we created a separate Africa business unit distinct from Australia and added the Porgera mine in Papua New Guinea to the Australia business unit, at the same time renaming it Australia Pacific. We revised the format of information provided to the Chief Operating Decision Maker to be consistent with our regional business unit structure, distinguishing between gold and copper mining operations. In first quarter 2006, we revised our operating segment disclosure to be consistent with the internal management structure and reporting format changes, with restatement of comparative information to conform to the current period presentation. In fourth quarter 2006 on closing of a transaction to vend-in our Russian gold assets to Highland Gold (see note 11), we concluded that we no longer had a Russia/Central Asia operating segment and segment disclosures have been revised to exclude Russia/Central Asia.
Income Statement Information

	Sales			Segment expenses			Segment income (loss)[1]
For the years ended December 31	2006	2005	2004	2006	2005	2004	2006	2005	2004

Gold
North America	$1,806	$1,249	$1,140	$1,051	$695	$651	$513	$341	$250
South America	1,110	521	251	307	147	58	676	273	86
Australia Pacific	1,160	401	406	757	264	238	228	126	123
Africa	409	179	135	228	108	100	98	(13)	1
Copper
South America	967	—	—	283	—	—	635	—	—
Australia Pacific	184	—	—	110	—	—	57	—	—

	$5,636	$2,350	$1,932	$2,736	$1,214	$1,047	$2,207	$727	$460

1.	Segment income (loss) represents segment sales, less segment expense and segment amortization.

	Exploration[1]			Regional business unit costs[1]
For the years ended December 31	2006	2005	2004	2006		2005		2004

North America	$64	$34	$30		$30		$14		$16
South America	22	19	20		19		6		1
Australia Pacific	44	13	17		38		16		7
Africa	22	34	23		1		—		—
Other expense outside reportable segments	19		96	—		—		—

	$171	$109	$96		$88		$36		$24

1.	Exploration and regional business unit costs are excluded from the measure of segment income but are reported separately by operating segment to the Chief Operating Decision Maker.

88 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

Geographic Information

	Long-lived assets[2]		Sales[1]
For the years ended December 31	2006	2005	2006	2005	2004

North America
United States	$2,518	$1,431	$1,638	$1,073	$934
Canada	921	313	168	176	206
Dominican Republic	78	—	—	—	—
South America
Peru	492	540	852	521	251
Chile	1,599	269	967	—	—
Argentina	1,014	843	258	—	—
Australia Pacific
Australia	2,142	815	1,147	401	406
Papua
New Guinea	438	—	197	—	—
Africa
Tanzania	993	669	409	179	135
Other	452	234	—	—	—

	$10,647	$5,114	$5,636	$2,350	$1,932

1.	Presented based on the location in which the sale originated.

2.	Long-lived assets include property, plant and equipment, and other tangible non-current assets.

Reconciliation of Segment Income

For the years ended December 31	2006	2005	2004

Segment income	$2,207	$727	$460
Amortization of corporate assets	(42)	(18)	(27)
Exploration	(171)	(109)	(96)
Project development expense	(119)	(32)	(45)
Corporate administration	(142)	(71)	(71)
Other operating expenses	(124)	(59)	(47)
Impairment of long-lived assets	(17)	—	(139)
Other income (expense)	(32)	24	8

Income from continuing operations before income taxes and other items	$1,560	$462	$43

Asset Information

	Segment					Segment
	long-lived assets		Amortization			capital expenditures
For the years ended December 31	2006	2005	2006	2005	2004	2006	2005	2004

Gold
North America	$3,517	$1,744	$242	$213	$239	$260	$218	$104
South America	1,829	1,652	127	101	107	343	525	509
Australia Pacific	2,142	815	175	46	45	340	308	110
Africa	993	669	83	49	34	93	45	94
Copper
South America	1,276	—	49	—	—	18	—	—
Australia Pacific	438	—	17	—	—	21	—	—

Segment total	10,195	4,880	693	409	425	1,075	1,096	817
Cash and equivalents	3,043	1,037	—	—	—	—	—	—
Accounts receivable, inventories, other current assets	1,753	711	—	—	—	—	—	—
Intangible assets	75	—	—	—	—	—	—	—
Goodwill	5,855	—	—	—	—	—	—	—

Other items not allocated to segments	452	234	42	18	27	12	8	7

Enterprise total	$21,373	$6,862	$735	$427	$452	$1,087	$1,104	$824

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 89

5 ▪ Revenue and Gold Sales Contracts

For the years ended December 31	2006	2005	2004

Gold bullion sales[1]
Spot market sales	$3,949	$1,940	$1,111
Gold sales contracts	369	300	709

	4,318	2,240	1,820
Concentrate sales	167	110	112

	$4,485	$2,350	$1,932

Copper sales[1]
Copper cathode sales	$951	$—	$—
Concentrate sales	200	—	—

	$1,151	$—	$—

1.	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 19c and 24).
Products
All of our gold mining operations produce gold in doré form, except Eskay Creek, which produces gold concentrate and gold ore; Bulyanhulu which produces both gold doré and gold concentrate; and Osborne which produces a concentrate that contains both gold and copper. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Gold concentrate is a processing product containing the valuable ore mineral (gold) from which most of the waste mineral has been eliminated, that undergoes a smelting process to convert it into gold bullion. Gold bullion is sold primarily in the London spot market or under gold sales contracts. Gold concentrate is sold to third-party smelters. At our Zaldívar mine we produce pure copper cathode, which consists of 99.9% copper, a form that is deliverable for sale in world metals exchanges.
Accounting Policy
We record revenue when the following conditions are met: persuasive evidence of an arrangement exists; delivery and transfer of title (gold revenue only) have occurred under the terms of the arrangement; the price is fixed or determinable; and collectability is reasonably assured. Revenue is presented net of direct sales taxes of $16 million (2005: $nil; 2004: $nil).
Gold Bullion Sales
We record revenue from gold and silver bullion sales at the time of physical delivery, which is also the date that title to the gold or silver passes. The sales price is fixed at the delivery date based on either the terms of gold sales contracts or the gold spot price. Incidental revenues from the sale of by-products such as silver are classified within cost of sales.
Gold Sales Contracts
At December 31, 2006, we had fixed-price gold sales contracts with various customers for a total of 10.8 million ounces of future gold production and floating spot price gold sales contracts for a total of 1.2 million ounces. We had allocated 9.5 million ounces of the fixed-price gold sales contracts to our development projects (“Project Gold Sales Contracts”). In addition to the gold sales contracts allocated to the development projects, we had 1.3 million ounces of Corporate gold sales contracts that we intend to settle through delivery of future gold production from our operating mines.
     In 2007, in the period through February 21, 2007, we delivered a total of 0.9 million ounces of our 2007 gold production into fixed-price Corporate Gold Sales Contracts at an average price of $340 per ounce. In 2007, we also converted 0.4 million ounces of fixed-price Corporate Gold Sales Contracts into floating spot price contracts, for a total of 1.6 million ounces of floating spot price contracts, whereby the price realized will represent spot less an average fixed reduction of about $240 per ounce.
     The terms of gold sales contracts are governed by master trading agreements (MTAs) that we have in place with customers. The contracts have final delivery dates primarily over the next 10 years, but we have the right to settle these contracts at any time over this period. Contract prices are established at inception through to an interim date. If we do not deliver at this interim date, a new interim date is set. The price for the new interim date is determined in accordance with the MTAs which have contractually agreed price adjustment mechanisms based on the market gold price. The MTAs have both fixed and floating price mechanisms. The fixed-price mechanism represents the market price at the start date (or previous interim date) of the contract plus a premium based on the difference between the forward price of gold and the current market price. If at an interim date we opt for a floating price, the floating price represents the spot market price at the time of delivery of

90 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

gold adjusted based on the difference between the previously fixed price and the market gold price at that interim date. The final realized selling price under a contract primarily depends upon the timing of the actual future delivery date, the market price of gold at the start of the contract and the actual amount of the premium of the forward price of gold over the spot price of gold for the periods that fixed selling prices are set.
Mark-to-Market Value

	Total	At Dec. 31
	ounces in	2006
$ millions	millions	value[1]

Project Gold Sales Contracts	9.5	$(3,187)
Corporate Gold Sales Contracts	1.3	(387)
Floating Spot Price Gold Sales Contracts	1.2	(260)

	12.0	$(3,834)

1.	At a spot gold price of $632 per ounce.
The difference between the forward price of gold and the current market price, referred to as contango, can be expressed as a percentage that is closely correlated to the difference between US dollar interest rates and gold lease rates. Historically short-term gold lease rates have generally been lower than longer-term rates. We use gold lease rate swaps to achieve a more economically optimal term structure for gold lease rates implicit in contango. Under the swaps we receive a fixed gold lease rate, and pay a floating gold lease rate, on a notional 0.5 million ounces of gold spread from 2007 to 2013. The swaps are associated with fixed-price gold sales contracts with expected delivery dates beyond 2007. Lease rate swaps are classified as non-hedge derivatives (note 19c) and had a positive fair value of $64 million at December 31, 2006 (2005: $66 million).
     Floating spot price sales contracts were previously fixed-price forward sales contracts for which, in accordance with the terms of our MTAs, we have elected to receive floating spot gold and silver prices, adjusted based on the difference between the spot price and the contract price at the time of such election. Floating prices were elected for these contracts so that we could economically regain spot gold price leverage under the terms of delivery into these contracts. Furthermore, floating price mechanisms were elected for these contracts at a time when the then current market price was higher than the fixed price in the contract. The mark-to-market value of these contracts (at December 31, 2006) was negative $260 million, which equates to an average reduction to the future spot sales price of approximately $221 per ounce, when we deliver gold at spot prices against these contracts.
     At December 31, 2006, one counterparty made up 12% of the total ounces committed under gold sales contracts.
Concentrate Sales
Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when title passes to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. The notional amount typically outstanding in accounts receivable is between ten and fifteen thousand ounces of gold and 4 and 7 million pounds of copper.
Copper Cathode Sales
Under the terms of copper cathode sales contracts, copper prices are set on a specified future date based upon market commodity prices plus certain price adjustments. Revenue is recognized at the time of shipment when risk of loss passes to the customer, and collectability is reasonably assured. Revenue is measured using forward market prices on the expected date that final selling prices will be fixed. Variations occur between the price recorded on the date of revenue recognition and the actual final price under the terms of the contracts due to changes in market copper prices, which result in the existence of an embedded derivative in the accounts receivable. This embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. The notional amount typically outstanding in accounts receivable is between 20 and 30 million pounds of copper.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 91

6 ▪ Cost of Sales

	Gold			Copper
For the years ended December 31	2006	2005	2004	2006	2005	2004

Cost of goods sold[1]	$2,289	$1,265	$1,128	$390	$—	$—
By-product revenues[2]	(123)	(132)	(146)	(1)	—	—
Royalty expense	150	63	53	4	—	—
Mining production taxes	27	18	12	—	—	—

	$2,343	$1,214	$1,047	$393	$—	$—

1.	Cost of goods sold includes accretion expense at producing mines of $31 million (2005: $11 million; 2004: $11 million). Cost of goods sold includes charges to reduce the cost of inventory to net realizable value as follows: $28 million in 2006; $12 million in 2005 and $9 million in 2004. The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization.” Some companies present this amount under “cost of sales.” The amount presented in amortization rather than cost of sales was $693 million in 2006; $409 million in 2005 and $425 million in 2004. In 2004, cost of goods sold includes the reversal of $15 million of accrued costs on resolution of the Peruvian tax assessment (see note 8).

2.	We use silver sales contracts to sell a portion of silver produced as a by-product. Silver sales contracts have similar delivery terms and pricing mechanisms as gold sales contracts. At December 31, 2006, we had fixed-price commitments to deliver 13.1 million ounces of silver at an average price of $6.45 per ounce and floating spot price silver sales contracts for 7.0 million ounces over periods primarily of up to 10 years. The mark-to-market on silver sales contracts at December 31, 2006 was negative $100 million (2005: negative $52 million).
Royalties
Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The most significant royalties are at the Goldstrike, Bulyanhulu and Veladero mines and the Pascua-Lama project. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Most Goldstrike production is subject to an NSR or net profits interest (NPI) royalty. The highest Goldstrike royalties are a 5% NSR and a 6% NPI royalty. Bulyanhulu is subject to an NSR-type royalty of 3%. Pascua-Lama gold production from the areas located in Chile is subject to a gross proceeds sliding scale royalty, ranging from 1.5% to 9.8%, and a 2% NSR on copper production. For areas located in Argentina, Pascua-Lama is subject to a 3% NSR on extraction of all gold, silver and other minerals. Production at Veladero is subject to a 3.75% NSR on extraction of all gold, silver and other minerals. Production at Lagunas Norte is subject to a 2.51% NSR on extraction of all gold and other minerals. Through the acquisition of Placer Dome we assumed various royalty obligations at the Placer Dome mines. All production at Cortez is subject to a 1.5% gross smelter return (“GSR”) royalty, with a further GSR royalty over the Pipeline/South Pipeline deposit (graduating from 0.4% to 5.0% based on the price of gold) and a net value royalty of 5% over a portion of the Pipeline/South Pipeline deposit. Production at the Pueblo Viejo project is subject to a 3.2% NSR from the sale of minerals less costs incurred on mining extraction or removal of minerals from the leased properties. Production at Donlin Creek project is subject to a 1.5% net smelter royalty for the first five years, and a 4.5% net smelter royalty thereafter. Production at the North Mara mine is subject to an NSR-type royalty of 3% on extraction of all minerals, and an additional 1.1% land tenement royalty for production out of the Gokona pit that is payable to the Tanzanian Revenue Authority. Production at the Porgera mine is subject to a 2% net smelter royalty payable to the National Government Department of Mining, which then distributes it to the Enga Provincial government, the Porgera District Authority, and local landowners. Production in Queensland and Western Australia is subject to a royalty ranging from 2.5% to 2.7% of gold revenues.
     Royalty expense is recorded at the time of sale of gold production, measured using the applicable royalty percentage for NSR royalties or estimates of NPI amounts.
7 ▪ Other (Income) Expense
a) Other Operating Expenses

For the years ended December 31	2006	2005	2004

Regional business unit costs[1]	$88	$36	$24
Community development costs[2]	15	—	—
Environmental remediation costs	8	13	14
World Gold Council fees	13	10	9

	$124	$59	$47

1.	Relates to costs incurred at regional business unit offices.

2.	In 2006, we paid amounts relating to new community programs in Peru and Tanzania.

92 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

Environmental Remediation Costs
During the production phases of a mine, we incur and expense the cost of various activities connected with environmental aspects of normal operations, including compliance with and monitoring of environmental regulations; disposal of hazardous waste produced from normal operations; and operation of equipment designed to reduce or eliminate environmental effects. In limited circumstances, costs to acquire and install plant and equipment are capitalized during the production phase of a mine if the costs are expected to mitigate risk or prevent future environmental contamination from normal operations.
     When a contingent loss arises from the improper use of an asset, a loss accrual is recorded if the loss is probable and reasonably estimable. Amounts recorded are measured on an undiscounted basis, and adjusted as further information develops or if circumstances change. Recoveries of environmental remediation costs from other parties are recorded as assets when receipt is deemed probable.
b) Impairment of Long-lived Assets

For the years ended December 31	2006	2005	2004

Eskay Creek[1]	$—	$—	$58
Peruvian exploration properties[2,3]	17	—	67
Other	—	—	14

	$17	$—	$139

1.	The asset group that comprises the Eskay Creek mine was tested for impairment effective December 31, 2004. The principal factors that caused us to test this asset group for impairment included: downward revisions to proven and probable reserves; the impact of the continued strengthening of the C$ against the US$ and upward revisions to expected asset retirement costs in the fourth quarter of 2004. An impairment charge of $58 million was recorded, which represents the amount by which the carrying amount of the asset group exceeds its estimated fair value. Fair value was estimated using the method described in note 14c.

2.	In 2006, the carrying amount of Cuerpo Sur, an extension of Pierina, was tested for impairment on completion of the annual life of mine planning process. An impairment charge of $17 million was recorded to reduce the carrying amount to the estimated fair value.

3.	At the end of 2004, upon completion of the exploration program for the year, we assessed the results and updated our future plans for various exploration properties in Peru that were originally acquired through the Arequipa acquisition in 1996. We concluded that the results and future potential did not merit any further investment for these properties. The assets were tested for impairment, and an impairment charge of $67 million was recorded that reflects the amounts by which their carrying amounts exceed their estimated fair values. The fair value of this group of assets was judged to be minimal due to the unfavorable results of exploration work on the properties.
c) Other Income

For the years ended December 31	2006	2005	2004

Non-hedge derivative gains (note 19d)	$—	$6	$5
Gains on sale of assets[1]	9	5	36
Gains on sale of investments (note 11)	6	17	6
Gain on Kabanga transaction	—	15	—
Gain on vend-in to Highland Gold (note 11)	51	—	—
Royalty income	10	6	2
Sale of water rights	5	—	—
Other	8	—	—

	$89	$49	$49

1.	In 2006, we sold certain properties in Canada and Chile. In 2005, we sold some land positions in Australia. In 2004 we sold various mining properties, including the Holt-McDermott mine in Canada and certain land positions around our inactive mine sites in the United States.
Kabanga Transaction
In April 2005, we entered into a joint venture agreement with Falconbridge Limited (“Falconbridge”) with respect to the Kabanga nickel deposit and related concession in Tanzania. In 2006, Xstrata Plc (“Xstrata”) acquired Falconbridge. Xstrata is the operator of the joint venture and the project is currently in the pre-feasibility study stage. Kabanga, which is one of the largest undeveloped nickel sulphide deposits in the world, is located in northwest Tanzania. The property is approximately 385 kilometers from Bulyanhulu and approximately 200 kilometers west of Tulawaka and is accessible by a paved/gravel road. In 2006, ongoing diamond drilling, exploration and other project development engineering activities being managed by Xstrata have been performed as part of a work plan to prepare an updated resource model and scoping study. Xstrata has recently completed the $50 million work plan that was contemplated in the joint venture agreement. In 2007, Xstrata plans to prepare a pre-feasibility study. In accordance with the joint venture agreement, Xstrata has committed to spend an additional $95 million, which will be used to fund the pre-feasibility study with funds remaining for other subsequent activities. After the $95 million spent by Xstrata, funding will be shared equally by Barrick and Xstrata.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 93

d) Other Expense

For the years ended December 31	2006	2005	2004

Changes in AROs at closed mines	$53	$15	$22
Accretion expense at closed mines (note 20)	8	10	7
Impairment charges on investments (note 11)	6	16	5
Legal costs for major litigation	—	8	5
Placer Dome integration costs	12	—	—
Corporate transaction costs	7	—	—
Currency translation (gains) losses	(2)	(3)	1
Pension and other post-retirement benefit expense (notes 26b and 26e)[1]	3	8	2
Other items	9	2	5

	$96	$56	$47

1.	For the year ended December 31, 2006, $4 million of pension credit that relates to active employees at producing mines is included in cost of sales (2005: $nil), and $2 million is included in corporate administration (2005: $nil).
8 ▪ Income Tax Expense (Recovery)

For the years ended December 31	2006	2005	2004

Current
Canada	$13	$(3)	$19
International	444	93	24

	$457	$90	$43

Deferred
Canada	$(117)	$(15)	$(26)
International	80	22	7

	$(37)	$7	$(19)

Income tax expense before elements below[1]	$420	$97	$24
Outcome of tax uncertainties	—	—	(141)
Change in tax status in Australia	(31)	(5)	(81)
Tax rate changes	12	—	—
Release of beginning of year valuation allowances	(53)	(32)	(5)

Total expense (recovery)	$348	$60	$(203)

1.	All amounts are deferred tax items except for a $21 million portion of the $141 million recovery on resolution of the Peruvian tax assessment in 2004, which is a current tax item.
Outcome of Tax Uncertainties
Peruvian Tax Assessment
On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment of $32 million, excluding interest and penalties. The 2002 income tax assessment related to a tax audit of our Pierina mine for the 1999 and 2000 fiscal years. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affects its tax basis. Under the valuation proposed by the Peruvian tax agency, SUNAT, the tax basis of the Pierina mining concession would have changed from what we previously assumed with a resulting increase in current and deferred income taxes. The full life-of-mine effect on current and deferred income tax liabilities totaling $141 million was fully recorded at December 31, 2002, as well as other related costs of about $21 million ($15 million post-tax).
     In January 2005, we received confirmation in writing that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor. In 2004, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs in 2004, $15 million of which was classified in cost of sales and $6 million of which was classified in other (income) expense. Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, on audit, SUNAT has reassessed us on the same issue for 2001 to 2003. We believe that the audit reassessment has no merit, that we will prevail, and accordingly no provision has been booked for this reassessment.

94 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

Changes in Tax Status in Australia
A tax law was enacted in Australia in 2002 that allows wholly-owned groups of companies resident in Australia to elect to be treated as a single entity and to file consolidated tax returns. This regime is elective and the election is irrevocable. Under certain circumstances, the rules governing the election allow for a choice to reset the tax cost basis of certain assets within a consolidated group. Our election, which was effective for our 2004 fiscal year, resulted in an estimated upward revaluation of the tax basis of our assets in Australia, by $110 million, with a corresponding $33 million adjustment to deferred taxes. In 2005, based on additional facts and refinements, the adjustment was increased by $5 million.
     Also in 2004, we filed an election to use the US dollar as the functional currency for Australian tax calculations and tax returns, whereas previously the Australian dollar was used. Prior to this election, the favorable impact of changes in the tax basis of non-monetary assets caused by changes in the US$:A$ exchange rate were not recorded, as their realization was not certain. The election in 2004 created certainty about the realization of these favorable tax temporary differences and resulted in our recognition of these as deferred tax assets amounting to $48 million. The impact of the change in tax status was to increase the amount of deductible temporary differences relating to non-monetary assets by $48 million.
     In first quarter 2006, an interpretative decision (ID) was issued by the Australia Tax Office that clarified the tax treatment of currency gains and losses on foreign currency denominated liabilities. Under certain conditions, for taxpayers who have made the functional currency election, and in respect of debt that existed at the time the election was made, the ID provided clarification that unrealized foreign exchange gains that currently exist on intercompany debt will not crystallize upon repayment of the debt. The effect of the ID was recorded as a $31 million increase to deferred tax assets.
Tax Rate Changes
In second quarter 2006, a new federal rate change was enacted in Canada that lowered the applicable tax rate. The impact of this tax rate change was to reduce net deferred tax assets in Canada by $34 million that was recorded as a component of deferred income tax expense. Also in second quarter 2006, on change of tax status of a Canadian subsidiary, we recorded a deferred income tax credit of $22 million, to reflect the impact on the measurement of deferred income tax assets and liabilities.
Release of Beginning of Year Valuation Allowances
In 2006, we released $25 million of valuation allowances in the United States due to the estimated effect of higher market gold prices on the ability to utilize deferred tax assets. Also in 2006, we released $9 million of valuation allowances in a Chilean entity due to the availability of income, and we released valuation allowances of $19 million in Canada, reflecting utilization of capital losses.
     In 2005, we released valuation allowances totaling $31 million in Argentina relating to the effect of the higher gold price environment and the anticipated commencement of sales in 2006. We released valuation allowances of $2 million in Canada reflecting utilization of capital losses. In 2004, we released valuation allowances totaling $5 million relating to the consolidated tax return election in Australia.
Reconciliation to Canadian Statutory Rate

For the years ended December 31	2006	2005	2004

At 36.12% (2005 and 2004: 38%) statutory rate	$563	$176	$16
Increase (decrease) due to:
Allowances and special tax deductions[1]	(55)	(92)	(70)
Impact of foreign tax rates[2]	(131)	(54)	(4)
Expenses not tax-deductible	20	9	10
Release of beginning of year valuation allowances	(53)	(32)	(5)
Impact of changes in tax status in Australia	(31)	(5)	(81)
Tax rate changes	12	—	—
Valuation allowances set up against current year tax losses	7	59	65
Outcome of tax uncertainties	—	—	(141)
Mining taxes	9	1	5
Other items	7	(2)	2

Income tax expense (recovery)	$348	$60	$(203)

1.	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.

2.	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate. Additionally, we have reinvested earnings and cash flow generated by the Zaldívar mine in Chile to fund a portion of the construction cost of Pascua-Lama. The reinvestment of these earnings and cash flow resulted in a lower tax rate applied for the period.
Income Tax Returns
Our income tax returns for the major jurisdictions where we operate have been fully examined through the following years: Canada — 2001, United States — 2002, Peru — 2003 and Chile — 2003.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 95

9 ▪ Earnings per share

For the years ended December 31
($ millions, except shares in millions	2006		2005		2004
and per share amounts in dollars)	Basic	Diluted	Basic	Diluted	Basic	Diluted

Income from continuing operations	$1,209	$1,209	$395	$395	$248	$248
Plus: interest on convertible debentures	—	4	—	—	—	—

Income available to common shareholders and after assumed conversions	1,209	1,213	395	395	248	248
Income from discontinued operations	297	297	—	—	—	—

Income before cumulative effect of changes in accounting principles	1,506	1,510	395	395	248	248
Cumulative effect of change in accounting principles	—	—	6	6	—	—

Net income	$1,506	$1,510	$401	$401	$248	$248

Weighted average shares outstanding	842	842	536	536	533	533
Effect of dilutive securities
Stock options	—	4	—	2	—	1
Convertible debentures	—	9	—	—	—	—

	842	855	536	538	533	534

Earnings per share
Income from continuing operations	$1.44	$1.42	$0.74	$0.73	$0.47	$0.46
Income before cumulative effect of changes in accounting principles	$1.79	$1.77	$0.74	$0.73	$0.47	$0.46
Net income	$1.79	$1.77	$0.75	$0.75	$0.47	$0.46

Accounting Policy
Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share. For convertible debentures, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the if converted method. The incremental number of common shares issued is included in the number of weighted average shares outstanding and interest on the convertible debentures is excluded from the calculation of income.

96 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

10 ▪ Operating Cash Flow — Other Items
a) Reconciliation of Net Income from Continuing Operations to Cash Flow from Operating Activities

For the years ended December 31	2006	2005	2004

Adjustments for non-cash income statement items:
Currency translation (gains) losses (note 7d)	(2)	(3)	1
Accretion expense (note 20)	39	21	18
Cumulative accounting changes (note 2e)	—	(6)	—
Amortization of discount/premium on debt securities (note 19b)	(12)	—	—
Amortization of debt issue costs (note 19b)	12	2	3
Stock option expense (note 25)	27	—	—
Non-hedge derivative copper options	14	—	—
Gains on sale of investments (note 7c)	(6)	(17)	(6)
Gain on Highland vend-in (note 7c)	(51)	—	—
Impairment charges on investments (note 11)	4	16	5
Gain on Kabanga transaction (note 7c)	—	(15)	—
Gain on sale of long-lived assets (note 7c)	(9)	(5)	(36)
Impairment of long-lived assets (note 7b)	17	—	139
Revisions to AROs at closed mines (note 7d)	53	15	22
Losses on write-down of inventory	28	15	9
Non-controlling interests	(1)	1	(2)
Cash flow arising from changes in:
Accounts receivable	(78)	4	(2)
Goods and services taxes recoverable	(20)	(16)	(68)
Inventories	(193)	(151)	(51)
Accounts payable	29	74	2
Accrued interest (note 19b)	28	6	2
Income taxes payable	161	24	—
Derivative assets and liabilities	97	49	(12)
Other assets and liabilities	17	(56)	43
Settlement of AROs (note 20)	(32)	(30)	(33)

Other net operating activities	$122	$(72)	$34

Operating cash flow includes payments for:
Income taxes	$280	$80	$45
Pension plan contributions (note 26a)	$36	$20	$19
Interest (net of amounts capitalized)	$211	$112	$57

b) Non-Cash Investing and Financing Activities
Placer Dome Acquisition
We purchased all of the common shares of Placer Dome in 2006 for $10,054 million (see note 3a). In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired[1]	$15,346
Consideration paid	10,054

Liabilities assumed[2]	$4,830

1.	Includes cash of $1,102 million.

2.	Includes debt obligations of $1,252 million (note 19b).
Vend-in of Assets to Highland Gold (“Highland”)
In 2006 we exchanged various interests in mineral properties for 34.3 million Highland shares with a value of $95 million at the time of closing of the transaction (see note 11).
Sale of South Deep
In 2006 we sold the South Deep mine to Gold Fields Limited (“Gold Fields”) for $1,517 million. The proceeds included 18.7 million Gold Fields common shares with a value of $308 million (see note 3b).
11 ▪ Investments
Available-for-Sale Securities

At December 31	2006		2005
		Gains
	Fair	(losses)	Fair	Gains in
	value	in OCI	value	OCI

Securities in an unrealized gain position
Benefit plans:[1]
Fixed-income securities	$5	$—	$4	$—
Equity securities	16	2	17	1
Other investments:
NovaGold	231	13	—	—
Gold Fields	314	6	—	—
Celtic	12	1	12	—
Other equity securities	65	32	26	11
Restricted cash	—	—	3	—

	643	54	62	12
Securities in an unrealized loss position
Other equity securities[2]	3	(1)	—	—

	$646	$53	$62	$12

1.	Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

2.	Other equity securities in a loss position consist of investments in various junior mining companies.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 97

Purchases of Available-for-Sale Securities for Cash

For the years ended December 31	2006	2005	2004

NovaGold	$218	$—	$—
Celtic	—	30	—
Other	27	1	7

	$245	$31	$7

Accounting Policy for Available-for-Sale Securities
Available-for-sale securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income (“OCI”). Realized gains and losses are recorded in earnings when investments mature or on sale, calculated using the average cost of securities sold. If the fair value of an investment declines below its carrying amount, we undertake an assessment of whether the impairment is other-than-temporary. We consider all relevant facts and circumstances in this assessment, particularly: the length of time and extent to which fair value has been less than the carrying amount; the financial condition and near-term prospects of the investee, including any specific events that have impacted its fair value; both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time; and our ability and intent to hold the investment for a reasonable period of time sufficient for an expected recovery of the fair value up to or beyond the carrying amount. We record in earnings any unrealized declines in fair value judged to be other than temporary.
NovaGold Resources Inc. (“NovaGold”)
In fourth quarter 2006, we acquired a 14.8% interest in NovaGold for cash consideration of $218 million as part of a tender offer.
Gold Fields Limited (“Gold Fields”)
The investment in Gold Fields was acquired on December 1, 2006 as partial consideration for the sale of our interest in South Deep (note 3b). At acquisition, we recorded a liquidity discount of $48 million to reflect a restriction on our ability to trade the shares for a period of 120 days from closing. As of December 31, 2006, the discount is approximately $39 million for the remaining 90 days of the restriction period.
Celtic Resources Holdings Inc. (“Celtic”)
On January 5, 2005, we completed a subscription for 3,688,191 units of Celtic for a price of $7.562 per unit for a total cost of $30 million. Each unit consisted of one ordinary share of Celtic and one-half of one share purchase warrant. On June 1, 2005, the number of warrants held increased under the terms of the subscription agreement by 922,048 warrants to 2,766,143 warrants. Each whole warrant entitles us to acquire one ordinary share of Celtic for $7.562, expiring on December 31, 2007. We allocated $25 million to the ordinary shares and $5 million to the share purchase warrants based on their relative fair values at acquisition. At December 31, 2006, we held a 9% (2005: 9%) combined direct and indirect interest in Celtic’s outstanding common shares. The investment in common shares is classified as an available-for-sale security. We concluded that the share purchase warrants are derivative instruments as defined by FAS 133. The warrants, which are classified as non-hedge derivatives, are recorded at their estimated fair value in the balance sheet with changes in fair value recorded in non-hedge derivative gains/losses. The fair value of the share purchase warrants was $0.5 million at December 31, 2006 (2005: $0.5 million). At the time of the initial subscription, Celtic granted us the right to acquire 50% of any interest in any mineral property in Kazakhstan that Celtic acquires in the future for a period of 12 months after any such acquisition for an amount equal to 50% of the cost to Celtic of its interest in the mineral property. No such rights have been exercised since the initial subscription.
Gains (Losses) on Investments Recorded in Earnings

For the years ended December 31	2006	2005	2004

Gains realized on sales	$6	$17	$6
Impairment charges	(4)	(16)	(5)

	$2	$1	$1

Cash proceeds from sales	$46	$10	$9

In the second half of 2005, the fair value of our investment in Celtic declined below cost and at the end of 2005 we concluded that the impairment was “other-than-temporary” and recorded a $12 million impairment charge.
Equity Method Investments

At December 31	2006		2005
	Fair	Carrying	Fair	Carrying
	value[1]	amount	value[1]	amount

Highland	$207	$199	$134	$131
Diamondex	5	5	6	7
Atacama[2]	n/a	123	—	—

		$327		$138

1.	Based on the closing market stock price.

2.	As Atacama Copper Pty Limited is not a publicly traded company, there is no readily determinable fair value.

98 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

Purchases of Equity Method Investment for Cash

For the years ended December 31	2006	2005	2004

Highland	$—	$50	$40
Diamondex	2	8	—
Atacama	123	—	—

	$125	$58	$40

Accounting Policy for Equity Method Investments
Under the equity method, we record our equity share of the income or loss of equity investees each period. On acquisition of an equity investment, the underlying identifiable assets and liabilities of an equity investee are recorded at fair value and the income or loss of equity investees is based on these fair values. If the cost of any equity investment exceeds the total amount of the fair value of identifiable assets and liabilities, any excess is accounted for in a manner similar to goodwill, with the exception that an annual goodwill impairment test is not required. The carrying amount of each investment in an equity investee is evaluated for impairment using the same method as an available-for-sale security.
Highland Gold Mining Ltd. (“Highland”)
Our 34% interest in Highland was acquired in four tranches: 11.1 million common shares for cash of $46 million in 2003; 9.3 million common shares for cash of $40 million in 2004; 11 million common shares in 2005 for cash of $50 million; and 34.3 million shares as part of a vend-in transaction in 2006.
     On November 17, 2006, we entered into an agreement with Highland to transfer ownership of certain companies holding Russian and Kyrgyz licenses in return for 34.3 million Highland common shares increasing our ownership of Highland from 20% to 34%. In effect, we are contributing our 50% interest in the Taseevskoye deposit, as well as other exploration properties in Russia and Central Asia, to Highland, thereby consolidating ownership of these properties under one company. As part of the transaction, we seconded several of our employees to Highland, and will receive two additional Board seats. Completion of the transaction occurred on December 15, 2006. On closing, the fair value of Highland common shares exceeded the carrying amount of assets exchanged by $76 million. We recorded this difference as a gain of $51 million in other income/ expense to the extent of the ownership in Highland held by independent third parties, and the balance of $25 million as a reduction in the carrying amount of our investment in Highland. The Fedorova PGM deposit was not included in this transaction.
     The difference between the cost of our investment in Highland and the underlying historic cost of net assets was $111 million at June 30, 2006. The difference between the cost of our investment and the underlying fair value of assets and liabilities essentially represents an asset similar to goodwill.
     On September 7, 2006 a fire occurred in the underground part of the Central Shaft at Highland’s Darasun mine (“Darasun”). Highland’s management is evaluating the amount of damage and the possibility of asset impairment, if any, at Darasun. Valuations and engineering studies are in progress, but were not complete at the date of issuance of these financial statements. On finalization of these valuations and studies, it is reasonably possible that an impairment charge may be recorded by Highland which would impact the equity investment in our financial statements.
Diamondex Resources Limited (“Diamondex”)
We completed a subscription for 11,111,111 units of Diamondex for cash of $8 million in 2005. Each unit consists of one ordinary share of Diamondex and one share purchase warrant. We allocated the cost as follows: $7 million to the ordinary shares and $1 million to the share purchase warrants.
     We completed a subscription for a further 3,358,300 units of Diamondex for cash of $2 million in 2006. Each unit consists of one ordinary share of Diamondex and one-half share purchase warrant. As of December 31, 2006, we have 14,469,411 common shares and 12,790,261 share purchase warrants. We hold a 15% interest in the outstanding common shares of Diamondex (28% assuming exercise of the share purchase warrants). We record our equity share of the income or loss of Diamondex each period based on our total 15% interest in outstanding common shares. At December 31, 2006, we determined that our investment in Diamondex was “other than temporarily” impaired by $2 million, due to a sustained decline in fair value of the common shares relative to their carrying amount.
Atacama Copper Pty Limited (“Atacama”)
In September 2006, in connection with the previously announced agreement with Antofagasta plc (“Antofagasta”) to acquire 50% of Tethyan Copper Company’s (“Tethyan”) Reko Diq project and associated mineral interests, we acquired a 50% interest in Atacama Copper Pty Limited (“Atacama”), a company incorporated under the laws of Australia. We paid cash of $93 million for 50% of the issued and outstanding share capital. The difference between the amount paid and underlying equity in net assets was $93 million. This difference represents the incremental fair

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 99

value of the Reko Diq project and is not being amortized while the project is in the development stage. In November 2006, we paid approximately $30 million for our 50% share of the costs to terminate BHP Billiton’s interest in certain Tethyan mineral interests. In return, we received additional shares in proportion to our ownership interest, such that our 50% interest in Atacama is retained.
     We determined that Atacama is a variable interest entity and consequently we have used the principles of FIN 46R to determine how to account for our ownership interest. We concluded that neither ourselves nor Antofagasta are a primary beneficiary and consequently we evaluated whether either ourselves or Antofagasta have the right to control Atacama under the joint venture agreement. We determined that we share joint control with Antofagasta, so because Atacama is a corporate joint venture we use the equity method of accounting for our investment in Atacama. Our maximum exposure to loss in this entity is limited to our investment in Atacama, which totaled $123 million as of December 31,2006, and amounts we are committed to fund Atacama’s interim exploration program. The cost of our investment in Atacama at acquisition approximated the underlying fair value of tangible net assets.
12 ▪ Inventories

	Gold		Copper
At December 31	2006	2005	2006	2005

Raw materials
Ore in stockpiles	$485	$360	$51	$—
Ore on leach pads	104	34	76	—
Mine operating supplies	284	133	16	—
Work in process	89	47	25	—
Finished products
Gold doré/bullion	98	32	—	—
Copper cathode	—	—	17	—
Gold concentrate	54	47	—	—

	1,114	653	185	—
Non-current ore in stockpiles[1]	(298)	(251)	(70)	—

	$816	$402	$115	$—

1.	Ore that we do not expect to process in the next 12 months.
Accounting Policy for Inventory
Material extracted from our mines is classified as either ore or waste. Ore represents material that we expect can be processed into a saleable form, and sold at a profit. Ore is recorded as an asset that is classified within inventory at the point it is extracted from the mine. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form under a mine plan that takes into consideration optimal scheduling of production of our reserves, present plant capacity, and the market price of gold/copper. Gold/copper in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form.
     Gold ore stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Copper ore stockpiles are measured estimating the number of tons added and removed from the stockpile. Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at each stockpile’s average cost per recoverable unit.
     We record gold in process, gold doré and gold in concentrate form at average cost, less provisions required to reduce inventory to market value. Average cost is calculated based on the cost of inventory at the beginning of a period, plus the cost of inventory produced in a period. Costs capitalized to inventory include direct and indirect materials and consumables; direct labor; repairs and maintenance; utilities; amortization of property, plant and equipment; waste stripping costs; and local mine administrative expenses. Costs are removed from inventory and recorded in cost of sales and amortization expense based on the average cost per ounce of gold in inventory. Mine operating supplies are recorded at purchase cost.
     We record provisions to reduce inventory to net realizable value, to reflect changes in economic factors that impact inventory value or to reflect present intentions for the use of slow moving and obsolete supplies inventory.

For the years ended December 31	2006	2005	2004

Inventory impairment charges	$28	$15	$9

100 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

Heap Leach Inventory
The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Our Pierina, Lagunas Norte, Veladero, Cortez, Bald Mountain, Round Mountain and Marigold mines all use a heap leaching process for gold and our Zaldívar mine uses a heap leaching process for copper. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold or copper contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold or copper is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces or pounds are recovered based on the average cost per recoverable ounce of gold or pound of copper on the leach pad.
     Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type). In general, leach pads recover between 35% and 95% of the ounces or pounds placed on the pads.
     Although the quantities of recoverable gold or copper placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold or copper actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Historically, our operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold or copper on our leach pads. At December 31, 2006, the weighted average cost per recoverable ounce of gold and recoverable pound of copper on leach pads was $180 per ounce and $0.45 per pound, respectively (2005: $134 per ounce of gold). Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.
     The ultimate recovery of gold or copper from a leach pad will not be known until the leaching process is concluded. Based on current mine plans, we expect to place the last ton of ore on our current leach pads at dates for gold ranging from 2009 to 2021 and for copper ranging from 2022 to 2027. Including the estimated time required for residual leaching, rinsing and reclamation activities, we expect that our leaching operations will terminate within a period of up to six years following the date that the last ton of ore is placed on the leach pad.
     The current portion of ore inventory on leach pads is determined based on estimates of the quantities of gold or copper at each balance sheet date that we expect to recover during the next 12 months.
Ore in Stockpiles

At December 31	2006	2005

Gold
Goldstrike
Ore that requires roasting	$239	$182
Ore that requires autoclaving	84	98
Kalgoorlie	58	53
Turquoise Ridge	14	—
Porgera	17	—
Other	73	27
Copper
Zaldívar	51	—

	$536	$360

At Goldstrike, we expect to fully process the autoclave stockpile by 2008 and the roaster stockpile by 2023. At Kalgoorlie, we expect to fully process the stockpile by 2017. At Zaldívar we expect to fully process the stockpile by 2027.
13 ▪ Accounts Receivable, and Other Current Assets

At December 31	2006	2005

Accounts receivable
Amounts due from concentrate sales	$24	$18
Amounts due from copper cathode sales	83	—
Other receivables	127	36

	$234	$54

Other current assets
Derivative assets (note 19c)	$201	$128
Goods and services taxes recoverable	137	101
Restricted cash	150	—
Prepaid expenses	32	23
Other	68	3

	$588	$255

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 101

14 ▪ Property, Plant and Equipment

At December 31	2006	2005

Assets not subject to amortization
Acquired mineral properties and capitalized mine development costs[1]	$1,621	$883
Amortized assets
Capitalized mineral property acquisition and mine development costs	6,616	3,976
Buildings, plant and equipment[2]	7,017	4,057

	15,254	8,916
Accumulated amortization[3]	(6,919)	(4,770)

	$8,335	$4,146

1.	Assets in the exploration or development stage that are not subject to amortization.

2.	Includes $131 million (2005: $122 million) of assets under capital leases.

3.	Includes $41 million (2005: $18 million) of accumulated amortization for assets under capital leases.
a) Unamortized Assets
Acquired Mineral Properties and Capitalized
Mine Development Costs

Carrying amount at
December 31, 2006

Exploration projects and other land positions	$287
Value beyond proven and probable reserves at producing mines	401
Development stage projects
Ruby Hill	49
Pascua-Lama	459
Cortez Hills	78
Pueblo Viejo	173
Donlin Creek	66
Buzwagi	108

$1,621

Acquisitions
We capitalize the cost of acquisition of land and mineral rights. On acquiring a mineral property, we estimate the fair value of proven and probable reserves as well as the value beyond proven and probable reserves and we record these amounts as assets at the date of acquisition. At the time mineralized material is converted into proven and probable reserves, we classify the capitalized acquisition cost associated with those reserves as a component of acquired mineral properties, which are subject to amortization. When production begins, capitalized acquisition costs that are subject to amortization are amortized to operations using the units-of-production method.
Development Stage Projects
We capitalize development costs incurred at development projects that meet the definition of an asset after mineralization is classified as proven and probable gold reserves (as defined by United States reporting standards). Before classifying mineralization as proven and probable reserves, development costs incurred at development projects are considered project development expenses that are expensed as incurred. Development costs include: drilling, engineering studies, metallurgical test, permitting and sample mining. At new mines, the cost of start-up activities such as recruiting and training is expensed as incurred.
Interest Costs
Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. We capitalize interest costs to assets under development or construction while activities are in progress. We also capitalize interest costs on the value assigned to projects acquired from third parties if activities that are necessary to get the asset ready for its intended use are underway. This may be before the mineralization is classified as proven and probable reserves (as defined by United States reporting standards).
     In 2006, amortization of property plant and equipment began at our Cowal mine after it moved from construction into the production phase. In 2005, amortization of property, plant and equipment at our Tulawaka, Lagunas Norte, and Veladero mines began after the mines moved from construction into the production phase. Amortization also began in 2005 at the Western 102 power plant in Nevada that was built to supply power for the Goldstrike mine as it moved from construction into the production phase.
b) Amortized Assets
Capitalized Mineral Property Acquisition and Mine
Development Costs
We start amortizing capitalized mineral property acquisition and mine development costs when production begins. Amortization is calculated using the “units-of-production” method, where the numerator is the number of ounces produced and the denominator is the estimated recoverable ounces of gold contained in proven and probable reserves.

102 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

     During production at underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life, and in some cases could be up to 25 years. These underground development costs are capitalized as incurred. Costs incurred and capitalized to enable access to specific ore blocks or areas of the mine, and which only provide an economic benefit over the period of mining that ore block or area, are attributed to earnings using the units-of-production method where the denominator is estimated recoverable ounces of gold contained in proven and probable reserves within that ore block or area. If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are attributed to earnings using the units-of-production method, where the denominator is the estimated recoverable ounces of gold contained in total accessible proven and probable reserves.
Buildings, Plant and Equipment
We record buildings, plant and equipment at cost. We capitalize costs that extend the productive capacity or useful economic life of an asset. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance and expensed as incurred. We amortize the capitalized cost of assets less any estimated residual value, using the straight-line method over the estimated useful economic life of the asset based on their expected use in our business. The longest estimated useful economic life for buildings and equipment at ore processing facilities is 25 years and for mining equipment is 15 years.
     In the normal course of our business, we have entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, we record an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of our capital leasing arrangements, there is transfer of ownership of the leased assets to us at the end of the lease term and therefore we amortize these assets on a basis consistent with our other owned assets.
c) Impairment Evaluations
Producing Mines and Development Projects
We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For operating mines and development projects, all assets are included in one group. If there are indications that an impairment may have occurred, we prepare estimates of expected future cash flows for each group of assets. Expected future cash flows are based on a probability-weighted approach applied to potential outcomes.
Estimates of expected future cash flow reflect:
▪	Estimated sales proceeds from the production and sale of recoverable ounces of gold/copper contained in proven and probable reserves;

▪	Expected future commodity prices and currency exchange rates (considering historical and current prices, price trends and related factors);

▪	Expected future operating costs and capital expenditures to produce proven and probable gold/copper reserves based on mine plans that assume current plant capacity, and exclude the impact of inflation;

▪	Expected cash flows associated with value beyond proven and probable reserves, which includes the expected cash outflows required to develop and extract the value beyond proven and probable reserves; and

▪	Environmental remediation costs excluded from the measurement of asset retirement obligations.
We record a reduction of a group of assets to fair value as a charge to earnings if expected undiscounted future cash flows are less than the carrying amount. We estimate fair value by discounting the expected future cash flows using a discount factor that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 103

Exploration Projects
After acquisition, various factors can affect the recoverability of the capitalized cost of land and mineral rights, particularly the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget. If we conclude that the carrying amount of land and mineral rights is impaired, we reduce this carrying amount to estimated fair value through an impairment charge.
d) Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $117 million at December 31, 2006 for construction activities at our development projects.
e) Insurance
We purchase insurance coverage for certain insurable losses, subject to varying deductibles, at our mineral properties including losses such as property damage and business interruption. We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is probable and the amount receivable is fixed or determinable. Proceeds from insurance claims totaled $12 million in 2006 (2005: $nil, 2004: $nil).
15 ▪ Intangible Assets

For the years ended December 31	2006		2005
	Gross carrying	Accumulated	Gross carrying	Accumulated
	amount	amortization	amount	amortization

Water rights	$28	$—	$—	$—
Technology[3]	17	—	—	—
Supply contracts[1]	23	9	—	—
Royalties[2]	17	1	—	—

	$85	$10	$—	$—

Aggregate amortization expense	$—	$10	$—	$—

For the years ended December 31	2007	2008	2009	2010	2011

Estimated aggregate amortization expense	$7	$5	$3	$1	$1

1.	Supply contracts are being amortized over the weighted average contract lives of 4-8 years, with no assumed residual value.

2.	Royalties are being amortized using the units of production method over the total ounces subject to royalty payments under the agreement.

3.	The acquired technology will be used at the Pueblo Viejo project, which has been estimated to start up at a date later than 2010. The amount will be amortized using the units-of-production method over the estimated proven and probable reserves of the mine, with no assumed residual value.
16 ▪ Goodwill

At January 1, 2006	$—
Additions	6,506
Disposals	651

At December 31, 2006	$5,855

We allocate goodwill arising from business combinations to reporting units acquired by preparing estimates of the fair value of the entire reporting unit and comparing this amount to the fair value of assets and liabilities (including intangibles) in the reporting unit. The difference represents the amount of goodwill allocated to each reporting unit.

104 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

     We test goodwill for impairment annually in the fourth quarter of our fiscal year. This impairment assessment involves estimating the fair value of each reporting unit that includes goodwill. We compare this fair value to the total carrying amount of each reporting unit (including goodwill). If the carrying amount exceeds this fair value, then we estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit. The difference represents the fair value of goodwill, and if necessary, we reduce the carrying amount of goodwill to this fair value.
     Circumstances that could trigger an impairment of goodwill include: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; the loss of key personnel; change in reportable segments; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed of; the results of testing for recoverability of a significant asset group within a reporting unit; and the recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit. Measurement of the fair value of a reporting unit is based on one or more fair value measures including present value techniques of estimated future cash flows and estimated amounts at which the unit as a whole could be bought or sold in a current transaction between willing parties. We also consider comparable market capitalization rates for each reporting unit as of the date of the impairment test.
     Goodwill arising on the acquisition of Placer Dome was $6,506 million. In 2006 we determined that goodwill should be allocated to reporting units that would either represent individual mineral properties, or aggregations of mineral properties, limited to aggregation at a regional business unit level. Determination of appropriate reporting units is ongoing and consequently the allocation of goodwill to reporting units was not completed at December 31, 2006. In fourth quarter 2006 we completed impairment tests of goodwill assuming both no aggregation of mineral properties into reporting units, and aggregation of mineral properties up to the regional business unit level. On completion of these impairment tests we concluded that no impairment of goodwill had occurred by December 31, 2006. On the disposal of the South Deep mine in December 2006, we concluded that goodwill totaling $651 million should be attributed to the operation and reflected in the calculation of the gain on sale.
17 ▪ Other Assets

At December 31	2006	2005

Non-current ore in stockpiles	$368	$251
Derivative assets (note 19d)	209	177
Goods and services taxes recoverable	48	46
Deferred income tax assets (note 22)	528	141
Debt issue costs	36	35
Deferred share-based compensation (note 25b)	36	13
Other	114	105

	$1,339	$768

Debt Issue Costs
Additions to debt issue costs in 2006 of $11 million principally relate to new debt financings put in place during the year. Amortization of debt issue costs is calculated using the interest method over the term of each debt obligation, and classified as a component of interest cost (see note 19b).
18 ▪ Other Current Liabilities

At December 31	2006	2005

Asset retirement obligations (note 20)	$50	$37
Derivative liabilities (note 19d)	82	42
Post-retirement benefits (note 26)	11	6
Deferred revenue	—	8
Income taxes payable	159	—
Other	1	1

	$303	$94

19 ▪ Financial Instruments
Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these financial statements as follows: accounts receivable — note 13; investments — note 11; restricted share units — note 25b.
a) Cash and Equivalents
Cash and equivalents include cash, term deposits, commercial paper and treasury bills with original maturities of less than 90 days. Cash and equivalents include $605 million held in Argentinean and Chilean subsidiaries that have been designated for use in funding construction costs at our Pascua-Lama development project.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 105

b) Long-Term Debt6

	2006					2005				2004
					Assumed
					on acqui-
	At		Repay-	Amorti-	sition of	At		Repay-	Amorti-	At		Repay-	Amorti-
	Dec. 31	Proceeds	ments	zation[5]	Placer Dome	Dec. 31	Proceeds	ments	zation[5]	Dec. 31	Proceeds	ments	zation[5]

7.50% debentures[1]	$498	$—	$—	$—	$—	$490	$—	$—	$—	$495	$—	$—	$—
5.80%/4.875% note	$745	—	—	—	—	745	—	—	—	745	745	—	—
Veladero financing	220	13	30	—	—	237	39	—	—	198	198	—	—
Bulyanhulu financing	85	—	34	—	—	119	—	31	—	150	—	24	—
Other debt[2]	1,024	50	—	6	867	113	50	—	—	63	—	17	—
Copper-linked notes	908	995	87	—	—	—	—	—	—	—	—	—	—
US dollar notes	87	87	—	—	—	—	—	—	—	—	—	—	—
Senior convertible debentures	296	—	—	4	300	—	—	—	—	—	—	—	—
Capital leases	94	7	16	—	6	97	90	28	—	35	30	—	—
Series B Preferred Securities	—	—	77	2	79	—	—	—	—	—	—	—	—
First credit facility[3]	—	1,000	1,000	—	—	—	—	—	—	—	—	—	—

	3,957	2,152	1,244	12	1,252	1,801	179	59	—	1,686	973	41	—
Less: current portion	(713)	—	—	—	—	(80)	—	—	—	(31)	—	—	—

	$3,244	$2,152	$1,244	$12	$1,252	$1,721	$179	$59	$—	$1,655	$973	$41	$—

Short-term debt
Demand financing facility	150	—	—	—	150	—	—	—	—	—	—	—	—
Second credit facility[4]	—	37	337	—	300	—	—	—	—	—	—	—	—

	$150	$37	$337	$—	$450	$—	$—	$—	$—	$—	$—	$—	$—

1.	The 7 1/2% debentures have a principal amount of $500 million and mature on May 1, 2007. The debentures have been designated in a fair value hedge relationship and consequently the carrying amount represents the estimated fair value.

2.	The debt has an aggregate principal amount of $1,024 million, of which $163 million is subject to floating interest rates and $861 million is subject to fixed interest rates ranging from 6.37% to 8.05%. The notes mature at various times between 2007 and 2035.

3.	We have a credit and guarantee agreement with a group of banks (the “Lenders”), which requires the Lenders to make available to us a credit facility of up to $1.5 billion or the equivalent amount in Canadian currency. The credit facility, which is unsecured, has an interest rate of Libor plus 0.25% to 0.35% on drawn down amounts, and a commitment rate of 0.07% to 0.08% on undrawn amounts. We increased the limit of this facility from $1 billion in August 2006. The facility currently matures in 2011.

4.	During third quarter 2006, we terminated a second credit facility which consisted of unused bank lines of credit of $850 million with an international consortium of banks.

5.	Amortization of debt discount/premium.

6.	The agreements which govern our long-term debt each contain various provisions which are not summarized herein. In certain cases, these provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.
Series B Preferred Securities
On December 18, 2006, we redeemed all of the outstanding 8.5% Series B Preferred Securities due December 31, 2045 for cash at a redemption price of $1,039.43 per $1,000 aggregate principal amount, for total cash of $80 million. The redemption price was comprised of the outstanding principal amount of $77 million plus accrued and unpaid interest to December 17, 2006 of $3 million.
Senior Convertible Debentures
The convertible senior debentures (the “Securities”) mature in 2023 and had an aggregate principal amount of $230 million outstanding as at the end of 2006. Holders of the Securities may, upon the occurrence of certain circumstances and within specified time periods, convert their Securities into common shares of Barrick. These circumstances are: if the closing price of our common shares exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter;

106 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

if certain credit ratings assigned to the Securities fall below specified levels or if the Securities cease to be rated by specified rating agencies or such ratings are suspended or withdrawn; if for each of five consecutive trading days, the trading price per $1,000 principal amount of the Securities was less than 98% of the product of the closing price of our common shares and the then current conversion rate; if the Securities have been called for redemption provided that only such Securities called for redemption may be converted and upon the occurrence of specified corporate transactions. On December 31, 2006 the conversion rate per each $1,000 principal amount of Securities was 39.75 common shares and the effective conversion price was $25.16 per common share. The conversion rate is subject to adjustment in certain circumstances. As such, the effective conversion price may also change.
     No circumstance permitting conversion was in existence on December 31, 2006. However, if such a circumstance had existed and all the Securities were converted, and settlement occurred on December 31, 2006, we would have issued 9.14 million common shares with an aggregate fair value of $281 million based on our closing share price on December 31, 2006.
     We may redeem the Securities at any time on or after October 20, 2010 and prior to maturity, in whole or in part, at a prescribed redemption price that varies depending upon the date of redemption from 100.825% to 100% of the principal amount, plus accrued and unpaid interest. The maximum amount we could be required to pay to redeem the securities is $232 million plus accrued interest. Holders of the Securities can require the repurchase of the Securities for 100% of their principal amount, plus accrued and unpaid interest, on October 15, 2013 and October 15, 2018. In addition, if specified designated events occur prior to maturity of the Securities, we will be required to offer to purchase all outstanding Securities at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. For accounting purposes the Securities are classified as a “conventional convertible debenture” and the conversion feature has not been bifurcated from the host instrument.
Demand Financing Facility
We have a demand financing facility that permits borrowings of up to $150 million. The terms of the facility require us to maintain cash on deposit with the lender as a compensating balance equal to the amount outstanding under the facility, which is restricted as to use. The net effective interest rate is 0.4% per annum. At December 31, 2006, $150 million had been drawn on the facility and an equal amount had been placed on deposit that is included in restricted cash (see note 13).
Copper-Linked Notes/US Dollar Notes
In October 2006, we issued $1,000 million of Copper-Linked Notes. During the first three years, the full $1,000 million obligation of these notes is to be repaid through the delivery of (the US dollar equivalent of) 324 million pounds of copper. At December 31, 2006, 285 million pounds of copper remained (2007 — 129 million pounds, 2008 — 103 million pounds, 2009 — 53 million pounds). Coincident with the repayment of (the US dollar equivalent of) 324 million pounds of copper, we will reborrow $1,000 million. Over the next three years, the total amount outstanding under these notes will be $1,000 million, with a portion repayable in a copper-linked equivalent and a portion repayable in a fixed amount of US dollars at the maturity of the notes (2016 and 2036). As the copper-linked equivalent is repaid, the fixed US dollar obligation will increase. After 2009, only the fixed US dollar obligation will remain. The accounting principles applicable to these Copper-Linked Notes require separate accounting for the future delivery of copper (a fixed-price forward sales contract that meets the definition of a derivative that must be separately accounted for) and for the underlying bond (see note 19d).
5.80%/4.875% Notes
On November 12, 2004, we issued $400 million of debentures at a $3 million discount that mature on November 15, 2034 and $350 million of debentures at a $2 million discount that mature on November 15, 2014.
Veladero Financing
One of our wholly owned subsidiaries, Minera Argentina Gold S. A. in Argentina has a limited recourse amortizing loan facility for $250 million, the majority of which has a variable interest rate. We have guaranteed the loan until completion occurs, after which it will become non-recourse to the parent company. As at December 31, 2006, completion as defined in the loan agreement has not occurred. The loan is insured for political risks by branches of the Canadian and German governments.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 107

	For the years ended December 31
Interest	2006		2005		2004
	Interest	Effective	Interest	Effective	Interest	Effective
	cost	rate[1]	cost	rate[1]	cost	rate[1]

7.50% debentures	$49	9.8%	$41	8.2%	$31	6.1%
5.80%/4.875% notes	41	5.5%	42	5.6%	5	5.4%
Veladero financing	25	10.2%	20	8.6%	4	7.5%
Bulyanhulu financing	6	5.5%	10	7.5%	14	8.0%
Other debt	53	5.4%	3	4.1%	1	1.2%
Copper-linked notes/US dollar notes	13	5.8%	—	—	—	—
Senior convertible debentures	6	2.0%	—	—	—	—
Capital leases	6	6.7%	6	6.2%	—	—
Series B Preferred Securities	3	4.4%	—	—	—	—
Demand financing facility	12	8.8%	—	—	—	—
First credit facility	29	7.4%	—	—	—	—
Second credit facility	6	5.0%	—	—	—	—
Other interest	2		3		5

	251		125		60

Less: interest allocated to discontinued operations	(23)		—		—
Less: interest capitalized	(102)		(118)		(41)

	$126		$7		$19

Cash interest paid	$211		$112		$57
Amortization of debt issue costs	12		2		3
Amortization of discount/premium	(12)		—		—
Losses (gains) on interest rate hedges	12		5		(2)
Increase in interest accruals	28		6		2

Interest cost	$251		$125		$60

1.	The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with long-term debt.

Scheduled Debt Repayments					2011 and
	2007	2008	2009	2010	thereafter

7.50% debentures	$500	$—	$—	$—	$—
5.80%/4.875% notes	—	—	—	—	750
Veladero financing	58	48	53	30	32
Bulyanhulu financing	34	34	17	—	—
Copper-linked notes/US dollar notes	—	—	—	—	1,000
Other debt	100	—	16	7	836
Senior convertible debentures	—	—	—	—	230
Demand financing facility	45	15	15	15	60

	$737	$97	$101	$52	$2,908

Minimum annual payments under capital leases	$20	$16	$16	$16	$21

108 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

c) Use of Derivative Instruments (“Derivatives”) in Risk Management
In the normal course of business, our assets, liabilities and forecasted transactions are impacted by various market risks including:

Item	Impacted by
▪ Sales	▪ Prices of gold and copper

▪ Cost of sales

▪ Consumption of diesel fuel and propane	▪ Prices of diesel fuel, propane and natural gas

▪ Local currency denominated expenditures	▪ Currency exchange rates —US dollar versus A$ and C$

▪ Administration, exploration and business development costs in local currencies	▪ Currency exchange rates —US dollar versus A$, C$, and ZAR

▪ Capital expenditures in local currencies	▪ Currency exchange rates —US dollar versus A$ and C$

▪ Interest earned on cash	▪ US dollar interest rates

▪ Fair value of fixed-rate debt	▪ US dollar interest rates
Under our risk management policy, we seek to mitigate the impact of these market risks to provide certainty for a portion of our revenues and to control costs and enable us to plan our business with greater certainty. The timeframe and manner in which we manage these risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an effective means of managing risk.
     The primary objective of the hedging elements of our derivative positions is that changes in the values of hedged items are offset by changes in the values of derivatives. Most of the derivatives we use meet the FAS 133 hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative positions are effective in achieving our risk management objectives but they do not meet the strict FAS 133 hedge effectiveness criteria, and they are classified as “non-hedge derivatives”.
     Our use of derivatives is based on established practices and parameters, which are subject to the oversight of the Finance Committee of the Board of Directors. A compliance function independent of the Corporate Treasury Group monitors derivative transactions and has responsibility for recording and accounting for derivatives.
Accounting Policy for Derivatives
We record derivatives on the balance sheet at fair value except for gold and silver sales contracts, which are excluded from the scope of FAS 133, because the obligations will be met by physical delivery of our gold and silver production and they meet the other requirements set out in paragraph 10(b) of FAS 133. In addition, our past sales practices, productive capacity and delivery intentions are consistent with the definition of a normal sales contract. Accordingly, we have elected to designate our gold and silver sales contracts as “normal sales contracts” with the result that the principles of FAS 133 are not applied to them. Instead we apply revenue recognition accounting principles as described in note 5.
     On the date we enter into a derivative that is accounted for under FAS 133, we designate it as either a hedging instrument or a non-hedge derivative. A hedging instrument is designated in either:
▪	a fair value hedge relationship with a recognized asset or liability; or

▪	a cash flow hedge relationship with either a forecasted transaction or the variable future cash flows arising from a recognized asset or liability.
At the inception of a hedge, we formally document all relationships between hedging instruments and hedged items, including the related risk-management strategy. This documentation includes linking all hedging instruments to either: specific assets and liabilities, specific forecasted transactions or variable future cash flows. It also includes the method of assessing retrospective and prospective hedge effectiveness. In cases where we use regression analysis to assess prospective effectiveness, we consider regression outputs for the coefficient of determination (R-squared), the slope coefficient and the t-statistic to assess whether a hedge is expected to be highly effective. Each

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 109

period, using a dollar offset approach, we retrospectively assess whether hedging instruments have been highly effective in offsetting changes in the fair value of hedged items and we measure the amount of any hedge ineffectiveness. We also assess each period whether hedging instruments are expected to be highly effective in the future. If a hedging instrument is not expected to be highly effective, we stop hedge accounting prospectively. In this case accumulated gains or losses remain in OCI until the hedged item affects earnings. We also stop hedge accounting prospectively if:
▪	a derivative is settled;

▪	it is no longer highly probable that a forecasted transaction will occur; or

▪	we de-designate a hedging relationship.
If we conclude that it is probable that a forecasted transaction will not occur in the originally specified time frame, or within a further two-month period, gains and losses accumulated in OCI are immediately transferred to earnings. In all situations when hedge accounting stops, a derivative is classified as a non-hedge derivative prospectively. Cash flows from derivatives accounted for in designated hedging relationships are classified in the same category as the cash flows from the item being hedged. Cash flows resulting from derivatives not designated in hedging relationships are recorded as operating cash flows. If a derivative has a negative fair value at inception, the resulting cash flows are recorded as financing activities.
     Changes in the fair value of derivatives each period are recorded as follows:
▪	Fair value hedges: recorded in earnings as well as changes in fair value of the hedged item.

▪	Cash flow hedges: recorded in OCI until earnings are affected by the hedged item, except for any hedge ineffectiveness which is recorded in earnings immediately.

▪	Non-hedge derivatives: recorded in earnings.
d) Derivative Instruments (“Derivatives”) Placer Dome Acquisition
Through the acquisition of Placer Dome in first quarter 2006 we assumed the following derivative positions:

	Notional	Fair value at
	amount	January 20, 2006

Gold sold forward contracts (millions of ounces)	7.0	$(1,544)
Gold bought forward contracts (millions of ounces)	0.3	14
Gold Options (millions of ounces)	1.0	(188)
Silver contracts (millions of ounces)	6.5	(11)
A$ currency contracts (A$ millions)	133	22

		$(1,707)

Gold sold forward contracts were designated as cash flow hedges at the date of acquisition. The acquired Placer gold cash flow hedge position was eliminated in 2006. Approximately 6.2 million ounces of the acquired Placer Dome positions received hedge accounting treatment for the period from the date of acquisition to the date they were eliminated, and under which they had a designated date and price against specific future gold sales.
     Gold sold forward contracts acquired through the Placer Dome acquisition were designated in first quarter 2006 against forecasted gold sales as a hedge of the variability in market prices on future sales. Hedged items are identified as the first stated quantity of ounces of forecasted sales in a future month. Prospective and retrospective hedge effectiveness is assessed with a dollar offset method using intrinsic values. The effective portion of changes in fair value of the gold contracts is recorded in OCI until the forecasted gold sale impacts earnings. Upon settlement of the contracts during 2006, hedge accounting was terminated and the accumulated gain/loss will remain in OCI until the forecasted transactions to which these contracts were designated occurs and impacts earnings.

110 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

Summary of Derivatives at December 31, 2006[1]									Accounting
									classification by
	Notional amount by term to maturity								notional amount							Fair value
	Within		2 to 5		Over 5				Cash flow		Fair value		Non-
	1 year		years		years		Total		hedge		hedge		hedge

US dollar interest rate contracts
Receive-fixed swaps (millions)		$500		$50		$—		$550		$—		$500		$50		$(5)
Pay-fixed swaps (millions)		—		125		—		125		—		—		125		(10)

Net notional position		$500		$(75)		$—		$425		$—		$500		$(75)		$(15)

Currency contracts
C$:US$ contracts (C$ millions)	C$	310	C$	276	C$	—	C$	586	C$	586	C$	—	C$	—	[2]	$34
A$:US$ contracts (A$ millions)	A$	1, 100	A$	1, 767	A$	—	A$	2,867	A$	2,863	A$	—	A$	4		142
ZAR:US$ contracts (ZAR millions)	ZAR	46	ZAR	—	ZAR	—	ZAR	46	ZAR	46	ZAR	—	ZAR	—		—

Commodity contracts
Gold sold forward contracts (thousands of ounces)		178		364		—		542		—		—		542		$(184)
Gold bought forward contracts (thousands of ounces)		542		—		—		542		—		—		542		23
Copper purchased put option contracts (millions of pounds)		32		—		—		32		15		—		17		—
Copper sold forward contracts (millions of pounds)		129		156		—		285		285		—		—		81
WTI forward and option contracts (thousands of barrels)		991		2,281		920		4,192		3,754		—		438		30
Propane bought forward contracts (millions of gallons)		18		—		—		18		18		—		—		(1)
Natural gas bought forward contracts (millions of Btu)		1		—		—		1		—		—		1		—

1.	Excludes gold sales contracts (see note 5), gold lease rate swaps (see note 5), Celtic Resources & Midway Gold share purchase warrants (see note 11).

2.	C$23 million of non-hedge currency contracts were economically closed out by entering into offsetting positions, albeit with differing counterparties.
US Dollar Interest Rate Contracts
Fair Value Hedges
Receive-fixed swaps totaling $500 million have been designated against the 7 1/2% debentures as a hedge of the variability in the fair value of the debentures caused by changes in Libor. We have concluded that the hedges are 100% effective under FAS 133, because the critical terms (including: notional amount, maturity date, interest payment and underlying interest rate — i.e. Libor) of the swaps and the debentures are the same. Changes in fair value of the swaps, together with an equal corresponding change in fair value of the debentures, caused by changes in Libor, are recorded in earnings each period. Also, as interest payments on the debentures are recorded in earnings, an amount equal to the difference between the fixed-rate interest received under the swap less the variable-rate interest paid under the swap is recorded in earnings as a component of interest costs.
Non-hedge Contracts
We use gold lease rate swaps as described in note 5. The valuation of gold lease rate swaps is impacted by market US dollar interest rates. Our non-hedge pay-fixed swap position mitigates the impact of changes in US dollar interest rates on the valuation of gold lease rate swaps.
Currency Contracts
Cash Flow Hedges
Currency contracts totaling C$586 million, A$2,863 million, and ZAR46 million have been designated against forecasted local currency denominated expenditures as a hedge of the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years. Hedged items are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For a C$533 million and A$2,776 and ZAR46 million portion of the contracts, we have concluded that the hedges are 100% effective under FAS 133 because the critical terms (including notional amount and maturity date) of the hedged items and currency contracts are the same. For the remaining C$53 million and A$87 million portions, prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The prospective test involves comparing the effect of a theoretical shift in forward exchange rates on the fair value of both the actual and hypothetical derivative. The retrospective test involves comparing the effect of historic changes in exchange rates each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the currency

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 111

contracts is recorded in OCI until the forecasted expenditure impacts earnings. For expenditures capitalized to the cost of inventory, this is upon sale of inventory, and for capital expenditures, this is when amortization of the capital assets is recorded in earnings.
     If it is probable that a hedged item will no longer occur in the originally specified time frame or within a further two-month period, the accumulated gains or losses in OCI for the associated currency contract are reclassified to earnings immediately. The identification of which currency contracts are associated with these hedged items uses a last-in, first-out (“LIFO”) approach, based on the order in which currency contracts were originally designated in a hedging relationship.
Commodity Contracts
Cash Flow Hedges
Commodity contracts totaling 3,754 thousand barrels of diesel fuel and 18 million gallons of propane have been designated against forecasted purchases of the commodities for expected consumption at our mining operations. The contracts act as a hedge of the impact of variability in market prices on the cost of future commodity purchases over the next seven years. Hedged items are identified as the first stated quantity in millions of barrels/gallons of forecasted purchases in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over the last three years. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings. The cost of commodity consumption is capitalized to the cost of inventory, and therefore this is upon the sale of inventory.
     The terms of a series of copper-linked notes result in an embedded fixed-price forward copper sales contract that meets the definition of a derivative and must be separately accounted for. The resulting copper derivative has been designated against future copper sales as a cash flow hedge of the variability in market prices on those future sales. Hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed using a dollar offset method. The prospective assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings.
     If it is probable that a hedged item will no longer occur in the originally specified time frame, or within a further two-month period, the accumulated gains or losses in OCI for the associated contract are reclassified to earnings immediately. The identification of which commodity contracts are associated with these hedged items uses a LIFO approach, based on the order in which commodity contracts were originally designated in a hedging relationship.
Non-hedge Contracts
Non-hedge fuel contracts are used to mitigate the risk of oil price changes on consumption at the Pierina, Eskay Creek and Lagunas Norte mines. On completion of regression analysis, we concluded that the contracts do not meet the “highly effective” criterion in FAS 133 due to currency and basis differences between contract prices and the prices charged to the mines by oil suppliers. Despite not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of oil price changes.
Derivative Assets and Liabilities

	2006	2005

At January 1	$204	$359
Acquired with Placer Dome	(1,707)	—
Derivatives settled (inflow) outflow		—
Operating activities	(184)	(183)
Financing activities	1,840	—
Change in fair value of:
Non-hedge derivatives	(3)	4
Cash flow hedges
Effective portion	17	23
Ineffective portion	3	1
Share purchase warrants	—	5
Fair value hedges	8	(5)

At December 31	$178	$204 [1]

Classification:
Other current assets	$201	$128
Other assets	209	177
Other current liabilities	(82)	(42)
Other long-term obligations	(150)	(59)

	$178	$204

Derivative liabilities assumed in Placer acquisition	(160)	—
Other derivative assets and liabilities	338	204

	$178	$204

1.	Derivative assets and liabilities are presented net by offsetting related amounts due to/from counterparties if the conditions of FIN No. 39, Offsetting of Amounts Related to Certain Contracts, are met. Amounts receivable from counterparties netted against derivative liabilities totaled $5 million at December 31, 2006.

112 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

Non-hedge Derivative Gains (Losses)1

For the years ended December 31	2006	2005	2004

Non-hedge derivatives
Commodity contracts	$(11)	$4	$0)
Currency contracts	—	3	(4)
Interest rate contracts	8	2	16
Share purchase warrants	—	(5)	—

	(3)	4	3

Hedge ineffectiveness
Ongoing hedge inefficiency	3	1	—
Due to changes in timing of hedged items	—	1	2

	$—	$6	$5

1.	Non-hedge derivative gains (losses) are classified as a component of other (income) expense.
Cash Flow Hedge Gains (Losses) in OCI

	Commodity
	Price hedges			Currency hedges			Interest rate hedges
	Gold/			Operating	Administration	Capital	Cash	Long-term
	silver	Copper	Fuel	costs	costs	expenditures	balances	debt	Total

At December 31, 2003	$—	$—	$(1)	$219	$25	$36	$17	$(8)	$288
Effective portion of change in fair value of hedging instruments	—	—	7	117	19	19	5	(20)	147
Transfers to earnings:
On recording hedged items in earnings	—	—	(4)	(96)	(11)	(5)	(19)	3	(132)
Hedge ineffectiveness due to changes in timing of hedged items	—	—	—	—	—	(2)[1]	—	—	(2)

At December 31, 2004	—	—	2	240	33	48	3	(25)	301
Effective portion of change in fair value of hedging instruments	—	—	46	(38)	13	(4)	1	5	23
Transfers to earnings:
On recording hedged items in earnings	—	—	(10)	(100)	(16)	(4)	(6)	2	(134)
Hedge ineffectiveness due to changes in timing of hedged items	—	—	—	—	—	(1)[1]	—	—	(1)

At December 31, 2005	—	—	38	102	30	39	(2)	(18)	189
Effective portion of change in fair value of hedging instruments	(148)	29	(1)	137	(2)	4	(2)	—	17
Transfers to earnings:
On recording hedged items in earnings	165	28	(16)	(84)	(14)	(4)[1]	1	1	77
Hedge ineffectiveness due to changes in timing of hedged items	—	—	—	—	—	—	—	—	—

At December 31, 2006	$17	$57	$21	$155	$14	$39	$(3)	$(17)	$283

	Gold	Copper	Cost of	Cost of			Interest	Interest
Hedge gains/losses classified within	sales	sales	sales	sales	Administration	Amortization	expense	cost

Portion of hedge gain (loss) expected to affect 2007 earnings[2]	$2	$19	$12	$102	$10	$2	$(3)	$(1)	$143

1.	On determining that certain forecasted capital expenditures were no longer likely to occur within two months of the originally specified time frame.

2.	Based on the fair value of hedge contracts at December 31, 2006.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 113

e) Fair Value of Financial Instruments
Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with our risk management or investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.
Fair Value Information

At December 31	2006		2005
		Estimated		Estimated
	Carrying	fair	Carrying	fair
	amount	value	amount	value

Financial assets
Cash and equivalents[1]	$3,043	$3,043	$1,037	$1,037
Accounts receivable[1]	234	234	54	54
Available-for-sale securities[2]	646	646	62	62
Equity-method investments[3]	204	212	138	140
Derivative assets[4]	410	410	305	305

	$4,537	$4,545	$1,596	$1,598

Financial liabilities
Accounts payable[1]	$686	$686	$386	$386
Long-term debt[5]	3,957	3,897	1,801	1,827
Derivative liabilities[4]	232	232	101	101
Restricted share units[6]	42	42	17	17
Deferred share units[6]	2	2	1	1

	$4,919	$4,859	$2,306	$2,332

1.	Recorded at cost. Fair value approximates the carrying amounts due to the short-term nature and generally negligible credit losses.

2.	Recorded at fair value. Quoted market prices are used to determine fair value.

3.	Recorded at cost, adjusted for our share of income/loss and dividends of equity investees. Excludes the investment in Atacama Pty for which there is no readily determinable fair value.

4.	Recorded at fair value based on internal valuation models that reflect forward market commodity prices, currency exchange rates and interest rates, and a discount factor that is based on market US dollar interest rates. If a forward market does not exist, we obtain broker-dealer quotations. Valuations assume all counterparties have an AA credit rating.

5.	Long-term debt is generally recorded at cost except for obligations that are designated in a fair-value hedge relationship, which are recorded at fair value in periods where a hedge relationship exists. The fair value of long-term debt is calculated by discounting the future cash flows under a debt obligation by a discount factor that is based on US dollar market interest rates adjusted for our credit quality.

6.	Recorded at fair value based on our period end closing market share price.
f) Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet, net of any overdraft positions.
     For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. A net positive amount for a counterparty is a reasonable measure of credit risk when there is a legally enforceable master netting agreement. We mitigate credit risk by:
▪	entering into derivatives with high credit-quality counterparties;

▪	limiting the amount of exposure to each counterparty; and

▪	monitoring the financial condition of counterparties.
Location of credit risk is determined by physical location of the bank branch, customer or counterparty.
Credit Quality of Financial Assets

At December 31, 2006	S&P Credit rating
	AA- or	A- or
	higher	higher	B to BBB	Total

Cash and equivalents	$3,069	$21	$4	$3,094
Derivatives[1]	291	88	—	379
Accounts receivable	—	—	234	234

	$3,360	$109	$238	$3,707

Number of counterparties[2]	17	9	—

Largest counterparty (%)	34%	65%	—

Concentrations of Credit Risk

			Other
	United		Inter-
At December 31, 2006	States	Canada	national	Total

Cash and equivalents	$2,479	$513	$102	$3,094
Derivatives[1]	159	136	84	379
Accounts receivable	23	27	184	234

	$2,661	$676	$370	$3,707

1.	The amounts presented reflect the net credit exposure after considering the effect of master netting agreements.

2.	For cash and equivalents and derivatives combined.

114 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

g) Risks Relating to the Use of Derivatives
By using derivatives, in addition to credit risk, we are affected by market risk and market liquidity risk. Market risk is the risk that the fair value of a derivative might be adversely affected by a change in commodity prices, interest rates, gold lease rates, or currency exchange rates, and that this in turn affects our financial condition. We manage market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. We mitigate this risk by establishing trading agreements with counterparties under which we are not required to post any collateral or make any margin calls on our derivatives. Our counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
     Market liquidity risk is the risk that a derivative cannot be eliminated quickly, by either liquidating it or by establishing an offsetting position. Under the terms of our trading agreements, counterparties cannot require us to immediately settle outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. We generally mitigate market liquidity risk by spreading out the maturity of our derivatives over time.
20 ▪ Asset Retirement Obligations
Asset Retirement Obligations (AROs)

	2006	2005

At January 1	$446	$367
AROs acquired with Placer Dome	387	—
AROs arising in the period	27	47
Impact of revisions to expected cash flows
Revisions to carrying amount of assets	(7)	29
Recorded in earnings[1]	53	15
Settlements
Cash payments	(32)	(30)
Settlement gains	(4)	(3)
AROs reclassified under “Liabilities of discontinued operations”	(16)	—
Accretion	39	21

At December 31	893	446
Current portion	(50)	(37)

	$843	$409

1.	In 2006, we recognized an increase of $37 million for a change in estimate of the ARO at the Nickel Plate property in British Columbia, Canada. The adjustment was made on receipt of an environmental study that indicated a requirement to treat ground water for an extended period of time. The increase was recorded as a component of other expense (note 7d).
AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. We prepare estimates of the timing and amount of expected cash flows when an ARO is incurred. We update expected cash flows to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics can impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the additional cash flows are discounted using a historic discount factor, and then in both cases any change in the fair value of the ARO is recorded. We record the fair value of an ARO when it is incurred. At producing mines AROs incurred and changes in the fair value of AROs are recorded as an adjustment to the corresponding asset carrying amounts. At closed mines, any adjustment to the fair value of an ARO is charged directly to earnings. AROs are adjusted to reflect the passage of time (accretion) calculated by applying the discount factor implicit in the initial fair-value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, accretion is recorded in the cost of goods sold each period. For development projects and closed mines, accretion is recorded as part of environmental remediation costs in other (income) expense. Upon settlement of an ARO, we record a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains are classified as environmental remediation costs in other (income) expense. Other environmental remediation costs that are not AROs as defined by FAS 143 are expensed as incurred (see note 7).

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 115

21 ▪ Other Non-current Liabilities

At December 31	2006	2005

Pension benefits (note 26)	$85	$54
Other post-retirement benefits (note 26)	33	28
Derivative liabilities (note 19d)	150	59
Restricted share units (note 25b)	42	16
Other	126	51

	$436	$208

22 ▪ Deferred Income Taxes
Recognition and Measurement
We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; tax planning strategies; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets, liabilities and valuation allowances are allocated between net income and other comprehensive income based on the source of the change.
     Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries, which are considered to be reinvested indefinitely outside Canada. The determination of the unrecorded deferred income tax liability is not considered practicable.
Sources of Deferred Income Tax Assets and Liabilities

At December 31	2006	2005

Deferred tax assets
Tax loss carry forwards	$798	$252
Capital tax loss carry forwards	30	42
Alternative minimum tax (“AMT”) credits	198	135
Asset retirement obligations	303	175
Property, plant and equipment	333	297
Inventory	95	57
Post-retirement benefit obligations	40	5
Other	3	11

	1,800	974
Valuation allowances	(658)	(656)

Net deferred tax assets	1,142	318
Deferred tax liabilities
Property, plant and equipment	(1,377)	(230)
Derivative instruments	(9)	(61)
Other	(26)	—

	$(270)	$27

Classification:
Non-current assets (note 17)	$528	$141
Non-current liabilities	(798)	(114)

	$(270)	$27

Expiry Dates of Tax Losses and AMT Credits

						No
						expiry
	2007	2008	2009	2010	2011 +	date	Total

Tax losses[1]
Canada	$5	$3	$5	$1	$1,490	$—	$1,504
Australia	—	—	—	—	—	241	241
Barbados	—	—	—	—	619	—	619
Chile	—	—	—	—	—	706	706
Tanzania	—	—	—	—	—	98	98
U.S.	—	—	—	—	162	—	162
Other	—	—	5	6	24	17	52

	$5	$3	$10	$7	$2,295	$1,062	$3,382

AMT credits[2]	—	—	—	—	—	$198	$198

1.	Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2006.

2.	Represents the amounts deductible against future taxes payable in years when taxes payable exceed “minimum tax” as defined by United States tax legislation.

116 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

Valuation Allowances
We consider the need to record a valuation allowance against deferred tax assets on a country-by-country basis, taking into account the effects of local tax law. A valuation allowance is not recorded when we conclude that sufficient positive evidence exists to demonstrate that it is more likely than not that a deferred tax asset will be realized. The main factors considered are:
▪	historic and expected future levels of future taxable income;

▪	opportunities to implement tax plans that affect whether tax assets can be realized; and

▪	the nature, amount and expected timing of reversal of taxable temporary differences.
Levels of future taxable income are mainly affected by: market gold and silver prices; forecasted future costs and expenses to produce gold reserves; quantities of proven and probable gold reserves; market interest rates and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the valuation allowances to reflect our latest assessment of the amount of deferred tax assets that will more likely than not be realized.
     A deferred income tax asset totaling $428 million has been recorded in Canada. This deferred tax asset primarily arose due to mark-to-market losses recorded for acquired Placer Dome derivative instruments. Projections of various sources of income indicate that the realizability of this deferred tax asset is more likely than not, and consequently no valuation allowance has been set up relating to this deferred tax asset at December 31, 2006.
     A valuation allowance of $211 million has been set up against certain deferred tax assets in the United States at December 31, 2006 (2005: $209 million). The majority of this valuation allowance relates to AMT credits which have an unlimited carry forward period. A valuation allowance of $217 million has been set up against deferred tax assets in Tanzania at December 31, 2006 (2005: $204 million). A valuation allowance was historically recorded against these deferred tax assets due to uncertainty as to the ability to realize the assets. Increasing levels of future taxable income due to higher gold selling prices and other factors and circumstances may result in an adjustment to these valuation allowances in future periods. A valuation allowance of $110 million has been set up at December 31, 2006 (2005: $124 million) against tax loss carry forwards in Chile that exist in entities that have no present sources of income.
Source of Changes in Deferred Tax Balances

For the years ended December 31	2006	2005	2004

Temporary differences
Property, plant and equipment	$(1,111)	$30	$(86)
Asset retirement obligations	128	(69)	(21)
Tax loss carry forwards	546	38	93
Derivatives	52	(34)	(4)
Other	(12)	8	(5)

	$(397)	$(27)	$(23)
Adjustment to deferred tax balances due to change in tax status[1]	31	(5)	(81)
Tax rate changes	(12)	—	—
Release of beginning-of-year valuation allowances	53	(32)	(5)
Outcome of tax uncertainties	—	—	(120)

	$(325)	$(64)	$(229)

Intraperiod allocation to:
Income before income taxes	$109	$(30)	$(225)
Acquisition of Placer Dome	(432)	—	—
OCI	(2)	(34)	(4)
Balance sheet reclassifications	28	(5)	13

	$(297)	$(69)	$(216)

1.	Relates to changes in tax status in Australia (note 8).
23 ▪ Capital Stock
a) Common Shares
Our authorized capital stock includes an unlimited number of common shares (issued 864,194,770 common shares); 9,764,929 First preferred shares Series A (issued nil); 9,047,619 Series B (issued nil); 1 Series C special voting share (issued 1); and 14,726,854 Second preferred shares Series A (issued nil).
     We repurchased 4.47 million common shares in 2004 for $95 million, at an average cost of $21.20 per share. This resulted in a reduction of common share capital by $35 million and a $60 million charge (being the difference between the repurchase cost and the average historic book value of shares repurchased) to retained earnings.
     In 2006, we declared and paid dividends in US dollars totaling $0.22 per share ($191 million) (2005: $0.22 per share, $118 million; 2004: $0.22 per share, $118 million).
b) Exchangeable Shares
In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”), issued 11.1 million BGI exchangeable shares, which are each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and have essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 117

     At December 31, 2006, 1.4 million (2005 — 1.4 million) BGI exchangeable shares were outstanding, which are equivalent to 0.7 million Barrick common shares (2005 — 0.7 million common shares), and are reflected in the number of common shares outstanding. We have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI.
Summarized Financial Information for BGI

For the years ended December 31	2006	2005	2004

Total revenues and other income	$233	$181	$216
Less: costs and expenses[1]	215	186	287

Income (loss) before taxes	$18	$(5)	$(71)

Net income (loss)	$33	$21	$(41)

At December 31	2006	2005

Assets
Current assets	$112	$119
Non-current assets	50	88

	$162	$207

Liabilities and shareholders’ equity
Other current liabilities	25	25
Intercompany notes payable	387	390
Other long-term liabilities	80	55
Deferred income tax liabilities	(15)	—
Deficit	(315)	(263)

	$162	$207

1. 2006 includes a $37 million increase in the ARO at the Nickel Plate property (see note 20).
24 ▪ Other Comprehensive Income (Loss) (“OCI”)

	2006	2005	2004

Accumulated OCI at January 1
Cash flow hedge gains, net of tax of $61, $95, $99	$128	$206	$189
Investments, net of tax of $nil, $nil, $nil	12	21	25
Currency translation adjustments, net of tax of $nil, $nil, $nil	(143)	(146)	(147)
Additional pension liability, net of tax of $nil, $nil, $nil	(28)	(12)	(7)

	$(31)	$69	$60

Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	17	23	147
Changes in fair value of investments	43	(8)	(3)
Currency translation adjustments	—	3	1
Pension plans and other post-retirement benefits:
Adjustments to minimum pension liability prior to adoption of FAS 158	15	(16)	(5)
FAS 158 adjustments (note 26):
Elimination of minimum pension liability	13	—	—
Net actuarial loss	(9)	—	—
Transition obligation	(2)	—	—
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge (gains) losses to earnings:
On recording hedged items in earnings	77	(134)	(132)
Hedge ineffectiveness due to changes in timing of hedged items	—	(1)	(2)
Investments:
Other than temporary impairment charges	4	16	5
Gains realized on sale	(6)	(17)	(6)

Other comprehensive income (loss), before tax	152	(134)	5
Income tax recovery (expense) related to OCI	(2)	34	4

Other comprehensive income (loss), net of tax	$150	$(100)	$9

Accumulated OCI at December 31
Cash flow hedge gains, net of tax of $60, $61, $95	223	128	206
Investments, net of tax of $7, $nil, $nil	46	12	21
Currency translation adjustments, net of tax of $nil, $nil, $nil	(143)	(143)	(146)
Pension plans and other post-retirement benefits, net of tax of $4, $nil, $nil	(7)	(28)	(12)

	$119	$(31)	$69

118 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

25 ▪ Stock-based Compensation
a) Stock Options
Under Barrick’s stock option plan certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. Stock options vest evenly over four years, beginning in the year after granting. Options granted in July 2004 and prior are exercisable over 10 years, whereas options granted since December 2004 are exercisable over 7 years. At December 31 2006, 13 million (2005: 12 million; 2004: 13 million) common shares, in addition to those currently outstanding, were available for granting options.
     Total recorded compensation cost relating to stock options was $27 million in 2006. Total intrinsic value relating to options exercised in 2006 was $27 million (2005: $22 million; 2004: $12 million).
Employee Stock Option Activity (Number of Shares in Millions)

	2006		2005		2004
		Average		Average		Average
	Shares	price	Shares	price	Shares	price
C$ options
At January 1	14.7	$28	19.4	$28	21.5	$27
Granted	—	$—	—	$—	0.8	$28
Issued on acquisition of Placer Dome	1.7	$34	—	$—	—	$—
Exercised	(2.4)	$26	(3.8)	$25	(1.7)	$25
Forfeited	(0.2)	$27	(0.8)	$27	(0.7)	$26
Cancelled/expired	(1.9)	$40	(0.1)	$40	(0.5)	$31

At December 31	11.9	$28	14.7	$28	19.4	$28

US$ options
At January 1	6.9	$24	5.9	$22	2.2	$19
Granted	1.1	$30	2.1	$25	4.9	$24
Issued on acquisition of Placer Dome	1.0	$19	—	$—	—	$—
Exercised	(0.9)	$21	(0.3)	$15	(1.0)	$15
Forfeited	(0.4)	$24	(0.4)	$28	—	—
Cancelled/expired	—	$25	(0.4)	$26	(0.2)	$32

At December 31	7.7	$25	6.9	$24	5.9	$22

Stock Options Outstanding (Number of Shares in Millions)

	Outstanding				Exercisable
				Intrinsic			Intrinsic
		Average	Average	value[1]		Average	value[1]
Range of exercise prices	Shares	price	life (years)	($ millions)	Shares	price	($ millions)

C$ options
$22 - $27	4.9	$24	6	$57	4.8	24	$55
$28 - $31	5.6	$29	6	37	4.5	29	30
$32 - $43	1.4	$36	1	—	1.3	36	—

	11.9	$28	5	$94	10.6	28	$85

US$ options
$9 - $19	0.3	$12	6	$5	0.2	12	$5
$20 - $27	6.2	$24	6	42	2.7	23	20
$28 - $37	1.2	$30	10	1	0.1	28	—

	7.7	$25	7	$48	3.0	23	$25

1.	Based on the closing market share price on December 31, 2006 of C$35.85 and US$30.70.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 119

Option Information

For the years ended December 31
(per share and per option amounts in dollars)	2006	2005		2004

Valuation assumptions	Lattice[1,2]	Black-Scholes[1]	Lattice[2]	Black-Scholes
Expected term (years)	4.5-5	5	5	5
Expected volatility[2]	30%–38%	23%–30%	31%–38%	30%
Weighted average expected volatility[2]	31.6%	n/a	33.3%	n/a
Expected dividend yield	0.7%–0.9%	0.8%–1 .0%	0.9%	1 .0%
Risk-free interest rate[2]	4.3%–5.1%	3.8%–4.0%	4.3%–4.5%	3.8%

Options granted (in millions)[3]	1.1	1.1	1.0	5.7
Weighted average fair value per option	$9.42	$7.30	$8.13	$6.87

1.	Different assumptions were used for the multiple stock option grants during the year.

2.	Stock option grants issued after September 30, 2005 were valued using the Lattice valuation model. The volatility and risk-free interest rate assumption varied over the expected term of these stock option grants.

3.	Excludes 2.7 million fully vested options issued on the acquisition of Placer Dome.
We changed the model used to value stock option grants from the Black-Scholes model to the Lattice valuation model for stock options granted after September 30, 2005. We believe the Lattice valuation model provides a more representative fair value because it incorporates more attributes of stock options such as employee turnover and voluntary exercise patterns of option holders. For options granted before September 30, 2005, fair value was determined using the Black-Scholes method. The expected volatility assumptions have been developed taking into consideration both historical and implied volatility of our US dollar share price. The risk-free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of the grant.
     We use the straight-line method for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeitures rates. We make adjustments if the actual forfeiture rate differs from the expected rate.
     Under the Black-Scholes model the expected term assumption takes into consideration assumed rates of employee turnover and represents the estimated average length of time stock options remain outstanding before they are either exercised or forfeited. Under the Lattice valuation model, the expected term assumption is derived from the option valuation model and is in part based on historical data regarding the exercise behavior of option holders based on multiple share-price paths. The Lattice model also takes into consideration employee turnover and voluntary exercise patterns of option holders.
     As at December 31, 2006, there was $39 million (2005: $56 million; 2004: $69 million) of total unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted average period of 2 years (2005: 2 years; 2004: 2 years).
     For years prior to 2006, we utilized the intrinsic value method of accounting for stock options, which resulted in no compensation expense. If compensation expense had been determined in accordance with the fair value provisions of SFAS No. 123 pro-forma net income and net income per share would have been as follows:
Stock Option Expense

For the years ended December 31
($ millions, except per share
amounts in dollars)	2006	2005

Pro forma effects
Net income, as reported	401	248
Stock option expense	(26)	(29)

Pro forma net income	375	219

Net income per share:
As reported — basic	$0.75	$0.47
As reported — diluted	$0.75	$0.46

Pro forma[1]	$0.70	$0.41

1.	Basic and diluted.

120 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

b) Restricted Share Units (RSUs) and Deferred Share Units (DSUs)
In 2005, following a review of various types of stock-based compensation arrangements, we introduced a new stock-based compensation plan for employees. Under the new plan, selected employees are granted restricted share units (RSUs). Each RSU has a value equal to one Barrick common share. RSUs vest and will be settled in cash on the third anniversary of the grant date. Additional RSUs are credited to reflect dividends paid on Barrick common shares. We expect that the volume of options granted each year will decline compared to historical volumes, with a greater number of RSUs issued instead.
     RSUs are recorded at fair value on the grant date, with a corresponding amount recorded as deferred compensation that is amortized on a straight-line basis over the vesting period. Changes in the fair value of the RSUs are recorded, with a corresponding adjustment to deferred compensation. Compensation expense for 2006 was $6 million (2005: $2 million; 2004: $4 million). At December 31, 2006, the weighted average remaining contractual life of RSUs was 2.5 years.
     Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

DSU and RSU Activity
		Fair		Fair
	DSUs	value	RSUs	value
	(thousands)	(millions)	(thousands)	(millions)

At December 31, 2003	8	$0.2	452	$10.4
Settled	—	—	(293)	(7.3)
Granted	23	0.5	131	3.1
Forfeited	—	—	(58)	(1.3)
Credits for dividends	—	—	3	0.1
Change in value	—	—	—	0.6

At December 31, 2004	31	$0.7	235	$5.6
Settled	(3)	(0.1)	—	—
Forfeited	—	—	(38)	(0.9)
Granted	19	0.5	415	11.1
Converted to stock options	—	—	(3)	(0.1)
Credits for dividends	—	—	2	0.1
Change in value	—	0.3	—	0.6

At December 31, 2005	47	$1.4	611	$16.4
Settled	—	—	(82)	(2.5)
Forfeited	—	—	(58)	(1.6)
Granted[1]	22	0.7	893	27
Converted to stock options	—	—	(18)	(0.5)
Credits for dividends	—	—	8	0.2
Change in value	—	—	—	2.6

At December 31, 2006	69	$2.1	1,354	$41.6

1.	In January 2006, under our RSU plan, 18,112 restricted share units were converted to 72,448 stock options, and 9,395 units were forfeited.
26 ▪ Post-retirement Benefits
a) Defined Contribution Pension Plans
Certain employees take part in defined contribution employee benefit plans. We also have a retirement plan for certain officers of the Company, under which we contribute 15% of the officer’s annual salary and bonus. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $36 million in 2006, $20 million in 2005 and $19 million in 2004.
b) Defined Benefit Pension Plans
We have qualified defined benefit pension plans that cover certain of our United States, Canadian and Australian employees and provide benefits based on employees’ years of service. Through the acquisition of Placer Dome, we acquired pension plans in the United States, Canada and Australia. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed income and equity securities. On December 31, 2004, one of our qualified defined benefit plans was amended to freeze benefit accruals for all employees, resulting in a curtailment gain of $2 million. On January 31, 2006, actuarial assumptions were amended for one of our qualified defined benefit

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 121

plans in Canada; no curtailment gain or loss resulted. On June 30, 2006, one of our plans in Canada was partially wound-up; no curtailment gain or loss resulted. On December 31, 2006, one of our qualified defined benefit plans was amended to freeze benefits in the United States accruals for all employees, resulting in a curtailment gain of $8 million.
     As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of the Company. An irrevocable trust (“rabbi trust”) was set up to fund these plans. The fair value of assets held in this trust was $21 million in 2006 (2005: $22 million), and is recorded in our consolidated balance sheet under available-for-sale securities.
     Actuarial gains and losses arise when the actual return on plan assets differs from the expected return on plan assets for a period, or when the expected and actuarial accrued benefit obligations differ at the end of the year. We amortize actuarial gains and losses over the average remaining life expectancy of plan participants, in excess of a 10% corridor.
Pension Expense (Credit)

For the years ended December 31	2006	2005	2004

Expected return on plan assets	$(20)	$(11)	$(11)
Service cost	4	—	—
Interest cost	22	12	12
Actuarial losses	1	—	1
Curtailment gains	(8)	—	(2)

	$(1)	$1	$—

c) Pension Plan Information
Fair Value of Plan Assets

For the years ended December 31	2006	2005	2004

Balance at January 1	$166	$170	$166
Increase for plans assumed on acquisition of Placer Dome	127	—	—
Actual return on plan assets	35	10	14
Company contributions	10	10	6
Benefits paid	(37)	(24)	(16)

Balance at December 31	$301	$166	$170

		2006		2005
At December 31	Target	Actual	Actual	Actual

Composition of plan assets:
Equity securities	60%	59%–63%	$180	$81
Debt securities	40%	23%–41%	106	85
Real estate	—	3%–9%	9	—
Other	—	2%–9%	6	—

	100%	100%	$301	$166

Projected Benefit Obligation (PBO)

For the years ended December 31	2006	2005

Balance at January 1	$224	$218
Increase for plans assumed on acquisition of Placer Dome	191
Service cost	4	—
Interest cost	22	13
Actuarial (gains) losses	(7)	17
Benefits paid	(37)	(24)
Curtailments	(8)	—

Balance at December 31	$389	$224

Funded status[1]	$(88)	$(58)
Actuarial losses	n/a	29

Net benefit liability recorded	n/a	$(29)

ABO[2,3]	$386	$222

1.	Represents the fair value of plan assets less projected benefit obligations. Plan assets exclude investments held in a rabbi trust that are recorded separately on our balance sheet under Investments (fair value $21 million at December 31, 2006). In the year ending December 31, 2007, we do not expect to make any further contributions.

2.	For 2006, we used a measurement date of December 31, 2006 to calculate accumulated benefit obligations.

3.	Represents the accumulated benefit obligation (“ABO”) for all plans. The ABO for plans where the PBO exceeds the fair value of plan assets was $110 million (2005: $222 million).
Pension Plan Assets/Liabilities

At December 31	2006

Non-current assets	$5
Current liabilities	(8)
Non-current liabilities	(85)
Other comprehensive income[1]	6

$(82)

1.	Amounts represent actuarial losses.
The projected benefit obligation and fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets at December 31, 2006 and 2005 were as follows:

For the years ended December 31	2006	2005

Projected benefit obligation, end of year	$111	$224
Fair value of plan assets, end of year	$62	$166

122 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

The projected benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2006 and 2005 were as follows:

For the years ended December 31	2006	2005

Projected benefit obligation, end of year	$111	$224
Accumulated benefit obligation, end of year	$110	$222
Fair value of plan assets, end of year	$62	$166

Effect of Adopting FAS 158
We adopted provisions of FAS 158 in 2006 (see note 2e). FAS 158 requires employers to fully recognize the obligations for defined benefit pension and other post-retirement plans in their financial statements; past standards only required note disclosure. FAS 158 requires recognition of the funded status of a benefit plan on the balance sheet, which is measured as the difference between the fair value of plan assets and the benefit obligation, as at the fiscal year-end. For pension plans, the benefit obligation is the projected benefit obligation; for other post-retirement benefits, the benefit obligation is the accumulated post-retirement benefit obligation.

	Pre-	Adjust-	Post-
For the years ended December 31 , 2006[1]	FAS 158	ments	FAS 158

Liability for plans
Pension plans	$82	$6	$88
Other post-retirement benefits	31	5	36
Additional minimum liability[2]	13	(13)	—

Total recognized benefit liability	$126	$(2)	$124

Liability for plans
Net actuarial loss	$—	$9	$9
Transition obligation	—	2	2

	$—	$11	$11

1.	Includes incremental effect for other post-retirement benefits.

2.	Elimination of historically recorded amounts in OCI.
Expected Future Benefit Payments

For the years ending December 31

2007	$33
2008	28
2009	27
2010	36
2011	27
2012-2016	$134

d) Actuarial Assumptions

For the years ended December 31	2006	2005	2004

Discount rate[1]
Benefit obligation	4.40%-5.90%	5.50%	5.50%
Pension cost	4.40%-5.90%	5.50%	6.25%
Return on plan assets[1]	7.00%-7.25%	7.00%	7.00%
Wage increases	3.5%-5.00%	5.00%	5.00%

1.	Effect of a one-percent change: Discount rate: $33 million decrease in ABO and $2 million increase in pension cost; Return on plan assets: $3 million decrease in pension cost.
Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions. The discount rate, assumed rate of return on plan assets and wage increases are the assumptions that generally have the most significant impact on our pension cost and obligation.
     The discount rate for benefit obligation and pension cost purposes is the rate at which the pension obligation could be effectively settled. This rate was developed by matching the cash flows underlying the pension obligation with a spot rate curve based on the actual returns available on high-grade (Moody’s AA) US corporate bonds. Bonds included in this analysis were restricted to those with a minimum outstanding balance of $50 million. Only non-callable bonds, or bonds with a make-whole provision, were included. Finally, outlying bonds (highest and lowest 10%) were discarded as being non-representative and likely to be subject to a change in investment grade. The resulting discount rate from this analysis was rounded to the nearest 25 basis points. The procedure was applied separately for pension and post-retirement plan purposes, and produced the same rate in each case.
     The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions. In estimating the long-term rate of return for plan assets, historical markets are studied and long-term historical returns on equities and fixed-income

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 123

investments reflect the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are finalized.
     Wage increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.
e) Other Post-retirement Benefits
We provide post-retirement medical, dental, and life insurance benefits to certain employees. We use the corridor approach in the accounting for post-retirement benefits. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are deferred and amortized over the average remaining life expectancy of participants when the net gains or losses exceed 10% of the accumulated post-retirement benefit obligation.
Other Post-retirement Benefits Expense

For the years ended December 31	2006	2005	2004

Interest cost	$2	$2	$2
Other	—	5	—

	$2	$7	$2

Fair Value of Plan Assets

For the years ended December 31	2006	2005	2004

Balance at January 1	$—	$—	$—
Contributions	3	4	2
Benefits paid	(3)	(4)	(2)

Balance at December 31	$—	$—	$—

Accumulated Post-retirement Benefit Obligation (APBO)

For the years ended December 31	2006	2005	2004

Balance at January 1	$39	$29	$24
Interest cost	2	2	2
Actuarial losses	(1)	11	5
Benefits paid	(3)	(3)	(2)

Balance at December 31	$37	$39	$29

Funded status	(37)	(38)	(29)
Unrecognized net transition obligation	n/a	1	—
Unrecognized actuarial losses	n/a	6	1

Net benefit liability recorded	n/a	$(31)	$(28)

Other Post-retirement Assets/Liabilities

For the year ended December 31	2006

Current liability	$(3)
Non-current liability	(33)
Accumulated other comprehensive income	5

$(31)

Amounts recognized in accumulated other comprehensive income consist of:l

For the year ended December 31	2006

Net actuarial loss (gain)	$3
Transition obligation (asset)	2

$5

1.	The estimated amounts that will be amortized into net periodic benefit cost in 2007.
We have assumed a health care cost trend of 10% in 2007, decreasing ratability to 5% in 2012 and thereafter. The assumed health care cost trend had a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate at December 31, 2006 would have increased the post-retirement obligation by $4 million or decreased the post-retirement benefit obligation by $3 million and would have had no significant effect on the benefit expense for 2006.
Expected Future Benefit Payments

For the years ending December 31

2007	$3
2008	3
2009	3
2010	3
2012	3
2012-2016	14

124 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

27 ▪ Litigation and Claims
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.
     If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.
Wagner Complaint
On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Third Amended Complaint on January 6, 2005. On May 23, 2005, Barrick filed a motion to dismiss part of the Third Amended Complaint. On January 31, 2006, the Court issued an order granting in part and denying in part Barrick’s motion to dismiss. Both parties moved for reconsideration of a portion of the Court’s January 31, 2006 Order. On December 12, 2006, the Court issued its order denying the parties’ motions for reconsideration. The Court denied both parties’ motions. Discovery is ongoing. We intend to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Wilcox Complaint
On September 8, 2004, two of our U.S. subsidiaries, Homestake Mining Company of California (“Homestake California”) and Homestake Mining Company (“Home-stake”) were served with a First Amended Complaint by persons alleging to be current or former residents of a rural area near the former Grants Uranium Mill. The Complaint, which was filed in the U.S. District Court for the District of New Mexico, named Homestake and Homestake California, along with an unspecified number of unidentified defendants, as defendants. The plaintiffs allege that they have suffered a variety of physical, emotional and financial injuries as a result of exposure to radioactive and other hazardous substances. The Complaint seeks an unspecified amount of damages. On November 25, 2005, the Court issued an order granting in part and denying in part a motion to dismiss the claim. The Court granted the motion and dismissed plaintiffs’ claims based on strict and absolute liability and ruled that plaintiffs’ state law claims are pre-empted by the Price-Anderson Act. Plaintiffs filed a Third Amended Complaint on April 10, 2006, which increased the number of plaintiffs from 26 to 28 and omitted the claims previously dismissed by the Court, but otherwise did not materially alter the claims asserted. An Initial Scheduling Order has been issued by the Court. We intend to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Cowal Mine
Opponents of Barrick’s Cowal mine continue to pursue various claims, legal proceedings and complaints against the mine and the Company’s compliance with its permits and licenses. Barrick has and will continue to vigorously defend such actions. No amounts have been accrued for any potential loss under these complaints.

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 125

Marinduque Complaint
Placer Dome has been named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The action was removed to the Nevada Federal District Court on motion of Placer Dome. The Complaint asserts that Placer Dome is responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.
     At the time of the amalgamation of Placer Dome and Barrick Gold Corporation, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum). However, on June 29, 2006, the Province filed a Motion to join Barrick Gold Corporation as an additional named Defendant and for leave to file a Third Amended Complaint. The Company has filed oppositions to these new motions from the Province. The District Court has not yet ruled on these motions. On November 13, 2006, the District Court issued an order permitting the Province to conduct ‘limited’ juris-dictional discovery. The Company has interposed objections to the scope of the discovery that the Province has requested. The District Court has not yet ruled on the objections. We will challenge the claims of the Province on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under this complaint.
Calancan Bay (Philippines) Complaint
On July 23, 2004, a complaint was filed against Marcopper and Placer Dome Inc. (“PDI”) in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$900 million.
     On October 16, 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. On January 17, 2007, the Court issued a summons to Marcopper and PDI. To date, we are unaware of any attempts to serve the summons on PDI, nor do we believe that PDI is properly amenable to service in the Philippines. If service is attempted, the Company intends to defend the action vigorously.
Pakistani Constitutional Litigation
On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistan citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).
     The Petition alleges, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.
     On December 27, 2006, the Court issued an order providing that the respondents may continue to conduct mining exploration in the area, but that no change shall be made in the ownership of TCC without the consent of the provincial government and prior intimation to the Court. The original order of the Court, which was granted on November 28, 2006, provided that status quo in respect of the mining lease (of which there are none) be maintained. The matter was adjourned to March 20, 2007 at which time it is expected to be heard by the Court. Barrick intends to defend this action vigorously.

126 ▪ Notes to Consolidated Financial Statements	Barrick Financial Report 2006

NovaGold Litigation
On August 24, 2006, during the pendency of Barrick’s unsolicited bid for NovaGold Resources Inc., NovaGold filed a complaint against Barrick in the United States District Court for the District of Alaska. The complaint has been amended on several occasions with the most recent amendment having been filed in January 2007. The complaint, as amended, seeks a declaration that Barrick will be unable to satisfy the requirements of the Mining Venture Agreement between NovaGold and Barrick which would allow Barrick to increase its interest in the Donlin Creek joint venture from 30% to 70%. NovaGold also asserts that Barrick breached its fiduciary and contractual duties to NovaGold, including its duty of good faith and fair dealing, by misusing confidential information of NovaGold regarding NovaGold’s Galore Creek project in British Columbia. NovaGold seeks declaratory relief, an injunction and an unspecified amount of damages. Barrick’s Motion to Dismiss NovaGold’s amended complaint was heard on February 9, 2007, and is currently pending before the Court.
     On August 11, 2006, NovaGold filed a complaint against Barrick in the Supreme Court of British Columbia. The complaint asserts that in the course of discussions with NovaGold of a potential joint venture for the development of the Galore Creek project, Barrick misused confidential information of NovaGold regarding that project to, among other things, wrongfully acquire Pioneer Metals, a company that holds mining claims adjacent to NovaGold’s project. NovaGold asserts that Barrick breached fiduciary duties owed to NovaGold, intentionally and wrongfully interfered with NovaGold’s interests and has been unjustly enriched. NovaGold seeks a constructive trust over the shares in Pioneer acquired by Barrick and an accounting for any profits of Barrick’s conduct, as well as an unspecified amount of damages. To date, NovaGold has taken no substantive action to pursue this complaint.
     Barrick intends to vigorously defend both of the NovaGold complaints. No amounts have been accrued for any potential loss under these complaints.
28 ▪ Unincorporated Joint Ventures
Our major interests in unincorporated joint ventures where we share joint control with our partners and use the proportionate consolidation method are a 50% interest in the Kalgoorlie mine in Australia; a 50% interest in the Round Mountain mine in the United States; a 50% interest in the Hemlo mine in Canada; and a 33% interest in the Marigold mine in the United States. In first quarter 2006 we also acquired interests in similar unincorporated joint ventures through the acquisition of Placer Dome, including: a 60% interest in the Cortez Mine; a 75% interest in the Turquoise Ridge mine, both in the United States; and a 75% interest in the Porgera mine in Papua New Guinea.
Summary Financial Information (100%)
Income Statement and Cash Flow Information

For the years ended December 31	2006	2005	2004

Revenues	$1,776	$1,009	$946
Costs and expenses	(1,447)	(796)	(702)

Net income	$329	$213	$244

Operating activities[1]	$473	$318	$316
Investing activities[1]	$(284)	$(75)	$(81)
Financing activities[1,2]	$(185)	$(237)	$(236)

1.	Net cash inflow (outflow).

2.	Includes cash flows between the joint ventures and joint venture partners.
Balance Sheet Information

At December 31	2006	2005

Assets
Inventories	$365	$176
Property, plant and equipment	2,478	504
Other assets	126	87

	$2,969	$767

Liabilities
Current liabilities	$205	$123
Long-term obligations	202	105
Deferred tax	42	—

	$449	$228

Barrick Financial Report 2006	Notes to Consolidated Financial Statements ▪ 127

Gold Mineral Reserves and Mineral Resources
The table on the next two pages sets forth Barrick’s interest in the total proven and probable gold mineral reserves at each property. For further details of proven and probable mineral reserves and measured, indicated and inferred mineral resources by category, see pages 129 and 130.
     The Company has carefully prepared and verified the mineral reserve and mineral resource figures and believes that its method of estimating mineral reserves has been verified by mining experience. These figures are estimates, however, and no assurance can be given that the indicated quantities of gold will be produced. Gold price fluctuations may render mineral reserves containing relatively lower grades of gold mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, could affect the Company’s profitability in any particular accounting period.
Definitions
A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
An indicated mineral resource is that part of a mineral resource for which quantity, grade and quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Mineral resources, which are not mineral reserves, do not have demonstrated economic viability.
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.
A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by a least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

128 ▪ Mineral Reserves and Mineral Resources	Barrick Financial Report 2006

Summary Gold Mineral Reserves and Mineral Resources1

For the years ended December 31		2006			2005
		Tons	Grade	Ounces	Tons	Grade	Ounces
Based on attributable ounces		(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)

North America
Goldstrike Open Pit	(proven and probable)	105,206	0.125	13,122	114,512	0.128	14,603
	(mineral resource)	20,184	0.050	1,013	21,115	0.050	1,054
Goldstrike Underground	(proven and probable)	7,662	0.370	2,834	7,320	0.379	2,773
	(mineral resource)	4,143	0.338	1,400	3,234	0.386	1,247
Goldstrike Property Total	(proven and probable)	112,868	0.141	15,956	121,832	0.143	17,376
	(mineral resource)	24,327	0.099	2,413	24,349	0.095	2,301
Pueblo Viejo (60%)	(proven and probable)	118,574	0.092	10,873
	(mineral resource)	16,316	0.078	1,280
Cortez (60%)	(proven and probable)	110,411	0.061	6,691
	(mineral resource)	26,680	0.041	1,087
Bald Mountain	(proven and probable)	109,922	0.031	3,457
	(mineral resource)	23,289	0.035	824
Turquoise Ridge (75%)	(proven and probable)	6,327	0.544	3,443
	(mineral resource)	3,601	0.432	1,556
Round Mountain (50%)	(proven and probable)	113,042	0.017	1,952	137,804	0.017	2,338
	(mineral resource)	13,067	0.020	263	17,706	0.017	296
Ruby Hill	(proven and probable)	19,479	0.055	1,080	17,093	0.059	1,011
	(mineral resource)	601	0.088	53	3,049	0.061	187
Hemlo (50%)	(proven and probable)	9,046	0.079	718	10,382	0.091	944
	(mineral resource)	2,900	0.111	322	1,980	0.151	299
Marigold (33%)	(proven and probable)	34,290	0.021	708	32,546	0.021	689
	(mineral resource)	31,529	0.018	555	19,906	0.020	389
Golden Sunlight	(proven and probable)	4,683	0.080	376
	(mineral resource)	1,020	0.060	61
Eskay Creek	(proven and probable)	136	0.757	103	268	0.810	217
	(mineral resource)	36	0.694	25	676	0.315	213
South Arturo	(proven and probable)	—	—	—	—	—	—
	(mineral resource)	12,644	0.060	754	2,965	0.053	158
Donlin Creek (30%)	(proven and probable)	—	—	—
	(mineral resource)	82,041	0.072	5,926

South America
Pascua-Lama	(proven and probable)	390,985	0.043	16,988	397,441	0.046	18,349
	(mineral resource)	75,828	0.041	3,099	61,412	0.038	2,304
Veladero	(proven and probable)	371,563	0.031	11,368	386,137	0.033	12,641
	(mineral resource)	5,179	0.038	195	2,771	0.005	14
Lagunas Norte	(proven and probable)	205,833	0.043	8,804	227,140	0.036	8,266
	(mineral resource)	85,114	0.028	2,394	47,964	0.035	1,699
Pierina	(proven and probable)	32,634	0.037	1,209	65,440	0.029	1,916
	(mineral resource)	500	0.044	22	3,578	0.019	67

1.	See accompanying footnote #1

Barrick Financial Report 2006	Mineral Reserves and Mineral Resources ▪ 129

Summary Gold Mineral Reserves and Mineral Resources1

For the years ended December 31		2006			2005
		Tons	Grade	Ounces	Tons	Grade	Ounces
Based on attributable ounces		(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)

Australia Pacific
Porgera (75%)	(proven and probable)	63,876	0.111	7,067
	(mineral resource)	33,286	0.053	1,756
Kalgoorlie (50%)	(proven and probable)	87,675	0.058	5,090	84,883	0.058	4,894
	(mineral resource)	5,771	0.067	387	4,265	0.062	265
Cowal	(proven and probable)	86,687	0.037	3,187	63,600	0.039	2,495
	(mineral resource)	23,508	0.036	856	57,208	0.034	1,966
Plutonic	(proven and probable)	18,646	0.121	2,247	16,554	0.145	2,399
	(mineral resource)	19,708	0.148	2,913	18,208	0.151	2,753
Kanowna	(proven and probable)	12,890	0.149	1,924
	(mineral resource)	7,182	0.127	909
Darlot	(proven and probable)	5,654	0.136	768	6,343	0.144	914
	(mineral resource)	3,421	0.110	377	3,446	0.112	385
Granny Smith	(proven and probable)	7,395	0.093	690
	(mineral resource)	1,681	0.076	127
Lawlers	(proven and probable)	3,276	0.130	426	3,760	0.126	472
	(mineral resource)	7,506	0.172	1,293	6,246	0.169	1,054
Henty	(proven and probable)	741	0.266	197
	(mineral resource)	56	0.196	11
Osborne	(proven and probable)	7,817	0.020	155
	(mineral resource)	4,626	0.027	127
Reko Diq (37.5%)[2]	(proven and probable)	–	–	–
	(mineral resource)	525,797	0.007	3,610

Africa
Bulyanhulu	(proven and probable)	30,456	0.367	11,185	25,916	0.414	10,732
	(mineral resource)	1,202	0.483	580	3,776	0.469	1,770
North Mara	(proven and probable)	31,791	0.103	3,276
	(mineral resource)	7,225	0.085	614
Buzwagi	(proven and probable)	45,168	0.058	2,640	39,231	0.061	2,403
	(mineral resource)	7,219	0.056	407	18,720	0.043	809
Tulawaka (70%)	(proven and probable)	926	0.356	330	973	0.387	377
	(mineral resource)	204	0.505	103	–	–	–

Other[3]	(proven and probable)	363	0.435	158	363	0.435	158
	(mineral resource)	165	0.400	66	165	0.400	66

Total	(proven and probable)	2,043,154	0.060	123,066	1,637,705	0.054	88,591
	(mineral resource)	1,053,229	0.033	34,965	298,390	0.057	16,995

1.	See accompanying footnote #1

2.	See accompanying footnote #2

3.	See accompanying footnote #3

130 ▪ Mineral Reserves and Mineral Resources	Barrick Financial Report 2006

Gold Mineral Reserves1

As at December 31, 2006	Proven			Probable			Total
	Tons	Grade	Ounces	Tons	Grade	Ounces	Tons	Grade	Ounces
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)

North America
Goldstrike Open Pit	62,699	0.117	7,336	42,507	0.136	5,786	105,206	0.125	13,122
Goldstrike Underground	3,108	0.495	1,538	4,554	0.285	1,296	7,662	0.370	2,834
Goldstrike Property Total	65,807	0.135	8,874	47,061	0.150	7,082	112,868	0.141	15,956
Pueblo Viejo (60%)	12,684	0.088	1,112	105,890	0.092	9,761	118,574	0.092	10,873
Cortez (60%)	40,240	0.075	3,020	70,171	0.052	3,671	110,411	0.061	6,691
Bald Mountain	75,366	0.033	2,470	34,556	0.029	987	109,922	0.031	3,457
Turquoise Ridge (75%)	3,516	0.544	1,913	2,811	0.544	1,530	6,327	0.544	3,443
Round Mountain (50%)	40,462	0.021	845	72,580	0.015	1,107	113,042	0.017	1,952
Ruby Hill	8,812	0.059	522	10,667	0.052	558	19,479	0.055	1,080
Hemlo (50%)	5,417	0.084	454	3,629	0.073	264	9,046	0.079	718
Marigold (33%)	16,664	0.022	360	17,626	0.020	348	34,290	0.021	708
Golden Sunlight	4,399	0.081	357	284	0.067	19	4,683	0.080	376
Eskay Creek	104	0.731	76	32	0.844	27	136	0.757	103
South Arturo	–	–	–	–	–	–	–	–	–
Donlin Creek (30%)	–	–	–	–	–	–	–	–	–

South America
Pascua-Lama	38,227	0.053	2,029	352,758	0.042	14,959	390,985	0.043	16,988
Veladero	24,581	0.032	791	346,982	0.030	10,577	371,563	0.031	11,368
Lagunas Norte	10,853	0.051	553	194,980	0.042	8,251	205,833	0.043	8,804
Pierina	13,784	0.042	582	18,850	0.033	627	32,634	0.037	1,209

Australia Pacific
Porgera (75%)	45,952	0.102	4,703	17,924	0.132	2,364	63,876	0.111	7,067
Kalgoorlie (50%)	47,603	0.053	2,536	40,072	0.064	2,554	87,675	0.058	5,090
Cowal	12,684	0.038	476	74,003	0.037	2,711	86,687	0.037	3,187
Plutonic	984	0.119	117	17,662	0.121	2,130	18,646	0.121	2,247
Kanowna	5,241	0.179	938	7,649	0.129	986	12,890	0.149	1,924
Darlot	2,145	0.113	242	3,509	0.150	526	5,654	0.136	768
Granny Smith	4,370	0.055	242	3,025	0.148	448	7,395	0.093	690
Lawlers	874	0.106	93	2,402	0.139	333	3,276	0.130	426
Henty	–	–	–	741	0.266	197	741	0.266	197
Osborne	3,653	0.025	90	4,164	0.016	65	7,817	0.020	155
Reko Diq (37. 5%)[2]	–	–	–	–	–	–	–	–	–

Africa
Bulyanhulu	1,325	0.411	544	29,131	0.365	10,641	30,456	0.367	11,185
North Mara	19,224	0.106	2,030	12,567	0.099	1,246	31,791	0.103	3,276
Buzwagi	95	0.063	6	45,073	0.058	2,634	45,168	0.058	2,640
Tulawaka (70%)	259	0.116	30	667	0.450	300	926	0.356	330

Other	–	–	–	363	0.435	158	363	0.435	158

Total	505,325	0.071	36,005	1,537,829	0.057	87,061	2,043,154	0.060	123,066

Copper Mineral Reserves2

As at December 31, 2006	Proven			Probable			Total
			Contained			Contained			Contained
	Tons	Grade	Ibs	Tons	Grade	Ibs	Tons	Grade	Ibs
Based on attributable ounces	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(000s)	(%)	(millions)

Zaldivar	199,406	0.570	2,274	317,749	0.538	3,416	517,155	0.550	5,690
Osborne	3,653	2.190	160	4,164	1.873	156	7,817	2.021	316

Total	203,059	0.599	2,434	321,913	0.555	3,572	524,972	0.572	6,006

1.	See accompanying footnote #1

2.	See accompanying footnote #2

Barrick Financial Report 2006	Mineral Reserves and Mineral Resources ▪ 131

Gold Mineral Resources1,2

As at December 31, 2006	Measured (M)			Indicated (I)			(M) + (I)	Inferred
	Tons	Grade	Ounces	Tons	Grade	Ounces	Ounces	Tons	Grade	Ounces
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(000s)	(oz/ton)	(000s)

North America
Goldstrike Open Pit	12,168	0.054	655	8,016	0.045	358	1,013	489	0.078	38
Goldstrike Underground	1,185	0.393	466	2,958	0.316	934	1,400	2,159	0.301	650
Goldstrike Property Total	13,353	0.084	1,121	10,974	0.118	1,292	2,413	2,648	0.260	688
Pueblo Viejo (60%)	496	0.085	42	15,820	0.078	1,238	1,280	32,528	0.082	2,674
Cortez (60%)	7,506	0.038	287	19,174	0.042	800	1,087	3,925	0.131	516
Bald Mountain	15,037	0.035	527	8,252	0.036	297	824	17,290	0.023	398
Turquoise Ridge (75%)	1,973	0.430	849	1,628	0.434	707	1,556	1,471	0.493	725
Round Mountain (50%)	4,799	0.021	103	8,268	0.019	160	263	16,449	0.013	216
Ruby Hill	190	0.100	19	411	0.083	34	53	—	—	—
Hemlo (50%)	1,461	0.108	158	1,439	0.114	164	322	2,854	0.142	405
Marigold (33%)	12,683	0.018	222	18,846	0.018	333	555	88,212	0.011	1,012
Golden Sunlight	952	0.061	58	68	0.044	3	61	207	0.130	27
Eskay Creek	22	0.636	14	14	0.786	11	25	56	0.357	20
South Arturo (60%)	—	—	—	12,644	0.060	754	754	786	0.053	42
Donlin Creek (30%)	4,296	0.061	260	77,745	0.073	5,666	5,926	8,196	0.058	476

South America
Pascua-Lama	7,681	0.048	366	68,147	0.040	2,733	3,099	12,949	0.040	513
Veladero	543	0.020	11	4,636	0.040	184	195	5,051	0.231	1,165
Lagunas Norte	2,267	0.034	78	82,847	0.028	2,316	2,394	37,639	0.030	1,135
Pierina	122	0.033	4	378	0.048	18	22	76	0.039	3

Australia Pacific
Porgera (75%)	17,083	0.058	997	16,203	0.047	759	1,756	11,419	0.081	926
Kalgoorlie (50%)	2,649	0.065	172	3,122	0.069	215	387	986	0.193	190
Cowal	805	0.041	33	22,703	0.036	823	856	5,215	0.029	150
Plutonic	250	0.220	55	19,458	0.147	2,858	2,913	6,729	0.188	1,263
Kanowna	2,746	0.145	397	4,436	0.115	512	909	13,358	0.117	1,561
Darlot	479	0.113	54	2,942	0.110	323	377	98	0.184	18
Granny Smith	181	0.177	32	1,500	0.063	95	127	11,543	0.195	2,251
Lawlers	53	0.113	6	7,453	0.173	1,287	1,293	761	0.179	136
Henty	—	—	—	56	0.196	11	11	151	0.245	37
Osborne	2,271	0.028	64	2,355	0.027	63	127	2,797	0.019	52
Reko Diq (37. 5%)[3]	—	—	—	525,797	0.007	3,610	3,610	448,085	0.010	4,376

Africa
Bulyanhulu	—	—	—	1,202	0.483	580	580	7,355	0.504	3,708
North Mara	3,647	0.096	349	3,578	0.074	265	614	1,134	0.086	97
Buzwagi	15	0.067	1	7,204	0.056	406	407	1,153	0.058	67
Tulawaka (70%)	—	—	—	204	0.505	103	103	97	0.082	8

Other	—	—	—	165	0.400	66	66	266	0.301	80

Total	103,560	0.061	6,279	949,669	0.030	28,686	34,965	741,484	0.034	24,935

Copper Mineral Resources1,2

As at December 31, 2006	Measured (M)			Indicated (I)			(M) + (I)	Inferred
			Contained			Contained	Contained			Contained
	Tons	Grade	Ibs	Tons	Grade	Ibs	Ibs	Tons	Grade	Ibs
Based on attributable ounces	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(millions)	(000s)	(%)	(millions)

Zaldivar	21,898	0.470	206	60,262	0.431	520	726	69,119	0.468	647
Osborne	2,271	2.356	107	2,355	1.656	78	185	2,797	1.448	81
Reko Diq (37.5%)	—	—	—	525,797	0.540	5,675	5,675	448,085	0.482	4,319

Total	24,169	0.648	313	588,414	0.533	6,273	6,586	520,001	0.485	5,047

1.	Resources which are not reserves do not have demonstrated economic viability.

2.	See accompanying footnote #1

3.	See accompanying footnote #2

132 ▪ Mineral Reserves and Mineral Resources	Barrick Financial Report 2006

Contained Silver Within Reported Gold Reserves1

	In proven gold reserves			In probable gold reserves			Total
										Process
For the year ended	Tons	Grade	Ounces	Tons	Grade	Ounces	Tons	Grade	Ounces	recovery
December 31, 2006	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)%

North America
Pueblo Viejo (60%)	6,504	0.59	3,843	105,890	0.46	48,794	112,394	0.47	52,637	85.0%
Eskay Creek	104	38.66	4,021	32	40.19	1,286	136	39.02	5,307	89.7%

South America
Pascua-Lama	38,227	1.90	72,471	352,758	1.75	616,850	390,985	1.76	589,321	78.5%
Lagunas Norte	10,853	0.11	1,175	194,980	0.10	20,016	205,833	0.10	21,191	19.4%
Veladero	24,581	0.46	11,272	346,982	0.49	170,322	371,563	0.49	181,594	6.7%
Pierina	13,784	0.20	2,690	18,850	0.16	3,013	32,634	0.17	5,703	36.1%

Africa
Bulyanhulu	1,325	0.22	289	29,131	0.27	7,896	30,456	0.27	8,185	55.0%

Total	95,378	1.00	95,761	1,048,623	0.83	868,177	1,144,001	0.84	963,938	63.7%

1.	Silver is accounted for as a by-product credit against reported or projected gold production costs.
Contained Copper Within Reported Gold Reserves1

	In proven gold reserves			In probable gold reserves			Total
			Contained			Contained			Contained	Process
For the year ended	Tons	Grade	Ibs	Tons	Grade	Ibs	Tons	Grade	Ibs	recovery
December 31, 2006	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(000s)	(%)	(millions)%

North America
Pueblo Viejo (60%)	6,504	0.111	14	105,890	0.095	200	112,394	0.096	215	88.1%

South America
Pascua-Lama	38,227	0.093	71	352,758	0.070	494	390,985	0.072	565	56.0%

Africa
Buzwagi	95	0.153	0.3	45,073	0.131	118	45,168	0.131	119	77.6%
Bulyanhulu	1,325	0.426	11	29,131	0.580	338	30,456	0.574	349	85.0%

Total	46,151	0.105	97	532,852	0.108	1,151	579,003	0.108	1,248	71.7%

1.	Copper is accounted for as a by-product credit against reported or projected gold production costs.
Contained Zinc Within Reported Gold Reserves1

	In proven gold reserves			In probable gold reserves			Total
			Contained			Contained			Contained	Process
For the year ended	Tons	Grade	Ibs	Tons	Grade	Ibs	Tons	Grade	Ibs	recovery
December 31, 2006	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(000s)	(%)	(millions)%

North America
Pueblo Viejo (60%)	6,504	0.864	112	105,890	0.681	1,442	112,394	0.692	1,555	88.1%

1.	Zinc is accounted for as a by-product credit against reported or projected gold production costs.

Barrick Financial Report 2006	Mineral Reserves and Mineral Resources ▪ 133

Contained Silver Within Reported Gold Resources

	Measured (M)			Indicated (I)			(M) + (I)	Inferred
For the year ended December 31, 2006	Tons	Grade	Ounces	Tons	Grade	Ounces	Ounces	Tons	Grade	Ounces
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(000s)	(oz/ton)	(000s)

North America
Eskay Creek	22	30.41	669	14	45.36	535	1,304	56	8.57	480
Pueblo Viejo (60%)	496	0.37	183	15,820	0.28	4,363	4,546	32,528	0.12	3,981

South America
Lagunas Norte	808	0.16	126	16,817	0.12	2,027	2,153	767	0.09	70
Pascua-Lama	7,681	0.49	3,793	58,147	0.52	35,685	39,478	12,949	0.87	11,242
Pierina	122	0.27	33	378	0.24	89	122	76	0.08	6
Veladero	543	0.17	91	4,636	0.06	259	350	5,051	7.32	36,983

Africa
Bulyanhulu	—	—	—	1,202	0.30	366	366	7,355	0.50	3,708

Total	9,672	0.51	4,895	107,014	0.41	43,424	48,319	58,782	0.96	56,470

Contained Copper Within Reported Gold Resources

	In measured (M) gold resources			In indicated (I) gold resources			(M) + (I)	Inferred
			Contained			Contained	Contained			Contained
For the year ended December 31, 2006	Tons	Grade	Ibs	Tons	Grade	Ibs	Ibs	Tons	Grade	Ibs
Based on attributable ounces	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(millions)	(000s)	(%)	(millions)

North America
Pueblo Viejo (60%)	496	0.058	0.6	15,820	0.053	17	17	32,528	0.031	20

South America
Pascua-Lama	7,681	0.070	10.8	68,147	0.072	99	109	12,949	0.026	6.8

Africa
Buzwagi	15	0.223	0.1	7,204	0.162	23	23	1,153	0.251	6

Total	8,192	0.070	11.5	91,171	0.076	139	150	46,630	0.035	33

134 ▪ Mineral Reserves and Mineral Resources	Barrick Financial Report 2006

Contained Zinc Within Reported Gold Resources

	In measured (M)			In indicated (I)
	gold resources			gold resources			(M) + (I)	Inferred
			Contained			Contained	Contained			Contained
For the year ended December 31, 2006	Tons	Grade	Ibs	Tons	Grade	Ibs	Ibs	Tons	Grade	Ibs
Based on attributable ounces	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(millions)	(000s)	(%)	(millions)

North America
Pueblo Viejo (60%)	496	0.213	2	15,820	0.145	46	48	32,528	0.024	16

Nickel Mineral Resources1,2

	In measured (M)			In indicated(I)
	gold resources			gold resources			(M) + (I)	Inferred
			Contained			Contained	Contained			Contained
For the year ended December 31, 2006	Tons	Grade	Ibs	Tons	Grade	Ibs	Ibs	Tons	Grade	Ibs
Based on attributable ounces	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(millions)	(000s)	(%)	(millions)

Africa
Kabanga (50%)	—	—	—	5,346	2.371	254	254	20,007	2.800	1,121

Platinum Mineral Resources1,2

	In measured (M)			In indicated (I)
	gold resources			gold resources			(M) + (I)	Inferred
For the year ended December 31, 2006	Tons	Grade	Ounces	Tons	Grade	Ounces	Ounces	Tons	Grade	Ounces
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(000s)	(oz/ton)	(000s)

Russia
Federova (50%)	—	—	—	31,231	0.01	262	262	51,873	0.01	312

Palladium Mineral Resources1,2

	In measured (M)			In indicated (I)
	gold resources			gold resources			(M) + (I)	Inferred
For the year ended December 31, 2006	Tons	Grade	Ounces	Tons	Grade	Ounces	Ounces	Tons	Grade	Ounces
Based on attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(000s)	(oz/ton)	(000s)

Russia
Federova (50%)	—	—	—	31,231	0.03	1,073	1,073	51,873	0.03	1,308

1.	Resources, which are not reserves, do not have demonstrated economic viability.

2.	See accompanying footnote #1.

Barrick Financial Report 2006	Mineral Reserves and Mineral Resources ▪ 135

Mineral Reserves and Resources Notes
1.	Mineral reserves (“reserves”) and mineral resources (“resources”) have been calculated as at December 31, 2006 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes. Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, 1.88 million ounces of the Cortez reserve, Buzwagi and Pueblo Viejo are classified as mineralized material. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize such terms. Canadian standards differ significantly from the requirements of the U.S. Securities and Exchange Commission, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the U.S. Securities and Exchange Commission. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Calculations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Jacques McMullen, Vice President, Metallurgy and Process Development of Barrick, Rick Allan, Director — Engineering and Mining Support of Barrick, and Rick Sims, Manager Corporate Reserves of Barrick. Reserves have been calculated using an assumed long-term average gold price of $US 475 ($Aus. 640) per ounce, a silver price of $US 8.50 per ounce, a copper price of $US 1.50 per pound and exchange rates of $1.21 $Can/$US and $0.74 $US/$Aus. Reserves at the Kalgoorlie property assumed a gold price of $US 500 ($Aus. 675). Copper reserves at the Osborne property assumed a copper price of $US 1.75 per pound. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Resources as at December 31, 2006 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property. For a breakdown of reserves and resources by category and for a more detailed description of the key assumptions, parameters and methods used in calculating Barrick’s reserves and resources, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

2.	Gold and copper resource estimates for Reko Diq have been prepared by employees and consultants of Tethyan Copper Company Limited (“Tethyan”) in accordance with the JORC Code. For additional information related to Reko Diq resources reported by Tethyan, including related assumptions, see Tethyan’s press release dated January 11, 2006 and its 2005 Fourth Quarter Report. Such resource estimates have been reviewed by Jacques McMullen, Vice President, Metallurgy and Process Development of Barrick, Rick Allan, Director — Engineering and Mining Support of Barrick, and Rick Sims, Manager Corporate Reserves of Barrick. The inferred and indicated mineral resource amounts reported under the JORC Code are substantially similar to the inferred and indicated mineral resource amounts that would be reported in accordance with National Instrument 43-101.

3.	2005 “Other” resources have been restated to reflect the sale of the Jeronimo deposit in 2006, representing 559,000 ounces in 2005, and the separate presen tation of the South Arturo deposit, representing 158,000 ounces in 2005.

136 ▪ Mineral Reserves and Mineral Resources	Barrick Financial Report 2006

Corporate Governance and Committees of the Board
Corporate Governance
Over the past several years, there has been an increased focus on corporate governance in both the United States and Canada. Among other regulatory initiatives, the New York Stock Exchange added corporate governance standards to its listing rules. Although, as a regulatory matter, the vast majority of the NYSE corporate governance standards are not directly applicable to Barrick as a Canadian company, Barrick has implemented a number of structures and procedures to comply with the NYSE standards. There are no significant differences between Barrick’s corporate governance practices and the NYSE standards applicable to U.S. companies.
     The Board of Directors has approved a set of Corporate Governance Guidelines to promote the effective functioning of the Board of Directors and its Committees and to set forth a common set of expectations as to how the Board should manage its affairs and perform its responsibilities. Barrick has also adopted a Code of Business Conduct and Ethics that is applicable to all directors, officers and employees of Barrick. In conjunction with the adoption of the Code, Barrick established a toll-free compliance hotline to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls or other auditing matters. A copy of the Corporate Governance Guidelines, the Code of Business Conduct and Ethics and the mandates of the Board of Directors and each of the Committees of the Board, including the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee, is posted on Barrick’s website at www.barrick.com and is available in print from the Company to any shareholder upon request.
Committees of the Board
Audit Committee
(S.J. Shapiro, D.J. Carty, PA. Crossgrove, J.W. Crow)
Reviews the Company’s financial statements and management’s discussion and analysis of financial and operating results, and assists the Board in its oversight of the integrity of Barrick’s financial statements and other relevant public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence, and the performance of the internal and external auditors.
Compensation Committee
(P.C. Godsoe, M.A. Cohen, J.B. Harvey, J.L. Rotman)
Assists the Board in monitoring, reviewing and approving Barrick’s compensation policies and practices, and administering Barrick’s share compensation plans. The Committee is responsible for reviewing and recommending director and senior management compensation and for succession planning with respect to senior executives.
Corporate Governance and Nominating Committee
(M.A. Cohen, R.M. Franklin, P.C. Godsoe, S.J. Shapiro)
Assists the Board in establishing Barrick’s corporate governance policies and practices. The Committee also identifies individuals qualified to become members of the Board, and reviews the composition and functioning of the Board and its Committees.
Environmental, Health and Safety Committee
(PA. Crossgrove, C.W.D. Birchall, R.M. Franklin, J.B. Harvey)
Reviews environmental and health and safety policies and programs, oversees the Company’s environmental and health and safety performance, and monitors current and future regulatory issues.
Finance Committee
(C.W.D. Birchall, J.W. Crow, A. Munk, G.C. Wilkins)
Reviews the Company’s investment strategies, hedging program and general debt and equity structure.

Barrick Financial Report 2006	Corporate Governance and Committees of the Board ▪ 137

Shareholder Information
Barrick shares are traded on:
Toronto and New York Stock Exchanges — ABX
London Stock Exchange — BGD
Number of Registered Shareholders
19,830
Index Listings
S&P/TSX Composite Index
S&P/TSX 60 Index
S&P Global 1200 Index
S&P Global Gold Index
Philadelphia Gold/Silver Index
CBOE Gold Index
AMEX Gold Miners Index
2006 Dividend Per Share
US$0.22
Common Shares

(millions)

Outstanding at December 31, 2006	864	*

Weighted average 2006
Basic	842	*
Fully diluted	855	*

The Company’s shares were split on a two-for-one basis in 1987, 1989 and 1993.

*	Includes shares issuable upon conversion of Barrick Gold Inc. exchangeable shares.
Volume of Shares Traded

(millions)	2006	2005

TSX	699	418
NYSE	827	459

Closing Price of Shares

December 31, 2006

TSX	C$35.85
NYSE	US$30.70

Share Trading Information
Toronto Stock Exchange

	Share Volume
	(millions)		High		Low
Quarter	2006	2005	2006	2005	2006	2005

First	216	90	C$37.22	C$31.71	C$29.25	C$26.54
Second	180	85	39.69	31.80	29.68	26.80
Third	146	104	38.11	35.05	31.33	28.55
Fourth	157	140	36.08	34.01	31.15	28.96

	699	419

New York Stock Exchange

	Share Volume
	(millions)		High				Low
Quarter	2006	2005	2006		2005		2006		2005

First	234	88	US$	32.14	US$	26.32	US$	25.13	US$	21.27
Second	238	93		35.93		25.90		26.70		21.09
Third	176	115		34.47		29.95		27.61		23.35
Fourth	179	163		31.63		29.12		27.64		24.58

	827	459

138 ▪ Shareholder Information	Barrick Financial Report 2006

Dividend Payments
In 2006, the Company paid a cash dividend of $0.22 per share — $0.11 on June 15 and December 15. A cash dividend of $0.22 per share was paid in 2005 — $0.11 on June 15 and $0.11 on December 15.
Dividend Policy
The Board of Directors reviews the dividend policy semiannually based on the cash requirements of the Company’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of the Company.
Form 40-F
The Company’s Annual Report on Form 40-F is filed with the United States Securities and Exchange Commission. The Company’s most recently filed Form 40-F included as exhibits the certifications of our Chief Executive Officer and Chief Financial Officer as required by Sections 302 and 90b of the United States Sarbanes-Oxley Act of 2002. This report is available on Barrick’s website www.barrick.com and will be made available to shareholders, without charge, upon written request to the Secretary of the Company at the Corporate Office.
Other Language Reports
French and Spanish versions of this annual report are available from Investor Relations at the Corporate Office and on Barrick’s website www.barrick.com.
Shareholder Contacts
Shareholders are welcome to contact the Company for information or questions concerning their shares. For general information on the Company, contact the Investor Relations Department. For information on such matters as share transfers, dividend cheques and change of address, inquiries should be directed to the Transfer Agents.
Transfer Agents and Registrars
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone: (416) 643-5500
Toll-free within the United States and Canada:
1-800-387-0825
Fax: 416-643-5501
Email: inquiries@cibcmellon.com
Web site: www.cibcmellon.com

Mellon Investor Services, L.L.C.
480 Washington Boulevard
27th Floor
Jersey City, NJ 07310
Telephone: (201) 680-3748
Fax: (201) 680-4665
Email: shrrelations@mellon.com
Website: www.melloninvestor.com
Auditors
PricewaterhouseCoopers LLP
Toronto, Canada
Annual and Special Meeting
The Annual and Special Meeting of Shareholders will be held on Wednesday, May 2, 2007 at 10:00 a.m. in the John Bassett Theatre,
Metro Toronto Convention Centre,
255 Front Street West, Lower Level,
Toronto, Canada.

Barrick Financial Report 2006	Shareholder Information ▪ 139

Board of Directors and Senior Officers
Board of Directors

Howard L. Beck, Q.C.
Toronto, Ontario
Corporate Director

C. William D. Birchall
Toronto, Ontario
Vice Chairman,
Barrick Gold Corporation

Donald J. Carty, O.C.
Dallas, Texas
Vice Chairman and
Chief Financial Officer,
Dell, Inc.

Gustavo Cisneros
Caracas, Venezuela
Chairman and
Chief Executive Officer,
Cisneros Group of Companies
Marshall A. Cohen, O.C.
Toronto, Ontario
Counsel,
Cassels Brock & Blackwell LLP
Peter A. Crossgrove, O.C.
Toronto, Ontario
Corporate Director

John W. Crow
Toronto, Ontario
President, J&R Crow Inc.

Robert M. Franklin
Toronto, Ontario
President, Signalta Capital
Corporation

Peter C. Godsoe, O.C.
Toronto, Ontario
Corporate Director
J. Brett Harvey
Venetia, Pennsylvania
President, Chief Executive
Officer and Director,
CONSOL Energy Inc.

The Right Honourable
Brian Mulroney, P.C.,
C.C., LL.D.
Montreal, Quebec
Senior Partner, Ogilvy Renault

Anthony Munk
New York, New York
Managing Director,
Onex Investment Corp.

Peter Munk, O.C.
Toronto, Ontario
Founder and Chairman,
Barrick Gold Corporation	Joseph L. Rotman, O.C.
Toronto, Ontario
Chairman,
Roy-L Capital Corporation

Steven J. Shapiro
Houston, Texas
Corporate Director

Gregory C. Wilkins
Toronto, Ontario
President and
Chief Executive Officer,
Barrick Gold Corporation
Senior Officers

Peter Munk Founder and Chairman C. William D. Birchall Vice Chairman Gregory C. Wilkins President and Chief Executive Officer	Alexander J. Davidson Executive Vice President, Exploration and Corporate Development Gordon F. Fife Executive Vice President, Organizational Effectiveness	Patrick J. Garver
Executive Vice President
and General Counsel

Peter J. Kinver
Executive Vice President and
Chief Operating Officer

Jamie C. Sokalsky Executive Vice President
and Chief Financial Officer	Vincent Borg Senior Vice President, Corporate Communications Kelvin Dushnisky Senior Vice President, Corporate Affairs
International Advisory Board
The International Advisory Board was established to provide advice to Barrick’s Board of Directors and management as the Company expands internationally.

Chairman The Right Honourable Brian Mulroney Former Prime Minister of Canada	Members Gustavo Cisneros Venezuela Secretary William S. Cohen United States The Honourable Paul G. Desmarais, Sr. Canada	Vernon E. Jordan, Jr. United States Andrónico Luksic Chile Angus A. MacNaughton United States Peter Munk Canada Karl Otto Pöhl Germany	Lord Charles Powell of Bayswater KCMG United Kingdom The Honourable Nathaniel Rothschild United Kingdom The Honorable Andrew Young United States

140 ▪ Board of Directors and Senior Officers	Barrick Financial Report 2006

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